FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2006

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Annual Report and Form 20-F Information 2005 dated 2 February 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	March 13, 2006	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

AstraZeneca Annual Report and Form 20-F Information 2005

Annual Report and
Form 20-F Information 2005

DRIVING
PROGRESS
THROUGH
PERFORMANCE

CONTENTS

2005 in Brief	1	Financial Statements	81	21. Dividends to shareholders	106
Chairman’s Statement	2	Preparation of the Financial Statements		22. Disposal of business operations	106
Chief Executive’s Review	3	and Directors’ Responsibilities	82	23. Post-retirement benefits	107
Financial Highlights	5	Basis of Consolidation and Presentation		24. Employee costs and share option
Business Review	6	of Financial Information	82	plans for employees	111
Business Environment	7	Independent Auditors’ Report to the		25. Commitments and
Strategy	9	Members of AstraZeneca PLC (Group)	83	contingent liabilities	116
Delivering Strategy	10	Consolidated Income Statement	84	26. Leases	126
Measuring Performance	12	Consolidated Statement		27. Statutory and other information	127
Reporting Performance	13	of Recognised Income and Expense	84	28. Share capital of parent company	128
Therapy Area Review		Consolidated Balance Sheet	85	Principal Subsidiaries	129
Cardiovascular Medicines	14	Consolidated Cash Flow Statement	86	Additional Information for US Investors	130
Gastrointestinal Medicines	18	Accounting Policies (Group)	87	Explanation of Transition to IFRS	137
Neuroscience Medicines	21	Notes to the Financial Statements (Group)	90	Independent Auditors’ Report to the
Oncology Medicines	24	1. Operating profit	90	Members of AstraZeneca PLC (Company)	139
Respiratory and		2. Profit on sale of interest in joint venture	90	Company Balance Sheet	140
Inflammation Medicines	27	3. Finance income and expense	90	Accounting Policies (Company)	141
Infection Medicines	30	4. Taxation	91	Notes to the Financial
Geographic Review	31	5. Earnings per $0.25 Ordinary Share	93	Statements (Company)	142
Research and Development	34	6. Segment information	94	1. Fixed asset investments	142
Development Pipeline	36	7. Property, plant and equipment	96	2. Other debtors	142
Commercialisation and		8. Intangible assets	97	3. Non-trade creditors	142
Portfolio Management	38	9. Other investments	98	4. Loans	142
Supply	39	10. Inventories	98	5. Reserves	143
Managing Risk	40	11. Trade and other receivables	98	6. Reconciliation of movement
Corporate Responsibility	41	12. Cash and cash equivalents	99	in shareholders’ funds	143
Main Facilities	43	13. Interest bearing loans and borrowings	99	7. Share capital	144
Other Businesses	43	14. Financial risk management		8. Statutory and other information	144
Industry Regulation	43	objectives and policies	99	Group Financial Record – IFRS	145
Financial Review	45	15. Financial instruments	100	Group Financial Record – US GAAP	146
Board of Directors	60	16. Trade and other payables	103	Shareholder Information	147
Directors’ Report	62	17. Provisions for liabilities and charges	103	Risk Factors	154
Audit Committee’s Report	68	18. Statement of changes in equity	104	AstraZeneca Code of Conduct	157
Directors’ Remuneration Report	70	19. Reserves	105	Additional Information	159
		20. Minority interests	106	Cross-reference to Form 20-F	160

Trade marks	Statements of growth rates

words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products: the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; and the risk of environmental liabilities.

©AstraZeneca PLC 2 February 2006

Trade marks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trade marks of the AstraZeneca group of companies.	Except as otherwise stated, growth rates in this Annual Report and Form 20-F Information 2005 are given at constant exchange rates (CER).
AstraZeneca websites
Use of terms
In this Annual Report and Form 20-F Information 2005, unless the context otherwise requires, ‘AstraZeneca’, ‘the Group’, ‘the Company’, ‘we’, ‘us’ and ‘our’ refer to AstraZeneca PLC and its consolidated entities.	Information on our websites, including astrazeneca.com, astrazenecaclinicaltrials.com and rosuvastatininformation.com, does not form part of this document.

Cautionary statement regarding forward-looking statements
Statements of competitive position	In order to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: This Annual Report and Form 20-F Information 2005 contains certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the
Except as otherwise stated, market information in this Annual Report and Form 20-F Information 2005 regarding the position of our business or products relative to its or their competition is based upon published statistical data for the 12 months ended 30 September 2005, obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period.

Back to Contents

1

ASTRAZENECA IS ONE OF THE WORLD’S LEADING PHARMACEUTICAL
COMPANIES, WITH A BROAD RANGE OF MEDICINES DESIGNED
TO FIGHT DISEASE IN IMPORTANT AREAS OF HEALTHCARE.
BACKED BY STRONG SCIENCE AND WIDE-RANGING
COMMERCIAL SKILLS, WE ARE COMMITTED TO SUSTAINABLE
DEVELOPMENT OF OUR BUSINESS AND THE DELIVERY OF A FLOW
OF NEW MEDICINES THAT BRING BENEFIT FOR PATIENTS AND
ADD VALUE FOR WIDER SOCIETY.

2005 IN BRIEF

>	GROUP SALES UP 10% AT CONSTANT EXCHANGE RATES TO $24 BILLION

>	OPERATING PROFIT UP 39% TO $6.5 BILLION, REFLECTING STRONG SALES GROWTH AND ONGOING PRODUCTIVITY GAINS. OPERATING MARGIN FOR THE YEAR INCREASED TO 27.2%

>	EPS BEFORE EXCEPTIONAL ITEMS UP 41%

>	DIVIDEND INCREASED BY 38% TO $1.30 FOR THE FULL YEAR

>	OUR PRODUCT PORTFOLIO NOW INCLUDES 10 MEDICINES EACH WITH ANNUAL SALES OF MORE THAN $1 BILLION

>	STRONG PERFORMANCE OF KEY GROWTH PRODUCTS ARIMIDEX, CRESTOR, NEXIUM, SEROQUEL AND SYMBICORT, WITH COMBINED SALES OF $10.8 BILLION, UP 27%

>	GOOD SALES GROWTH IN ALL REGIONS, WITH THE US UP 12%, EUROPE 8%, JAPAN 8% AND REST OF WORLD 15%

>	NEW PRODUCT PIPELINE STRENGTHENED: FOUR NEW CHEMICAL ENTITIES ENTERED PHASE 3 DEVELOPMENT

>	PIPELINE FURTHER ENHANCED BY THREE IN-LICENCES (ONE PHASE 3 AND TWO PHASE 2 COMPOUNDS) AND ACQUISITION OF KUDOS PHARMACEUTICALS ANNOUNCED IN DECEMBER

>	SIR TOM MCKILLOP RETIRED AS CHIEF EXECUTIVE AT THE END OF THE YEAR AND WAS SUCCEEDED BY DAVID BRENNAN

Back to Contents

2	AstraZeneca Annual Report and
Form 20-F Information 2005

CHAIRMAN’S STATEMENT

AstraZeneca delivered an outstanding financial performance in 2005 with good growth in sales of recently introduced products and good market performance in all continents. Productivity improvements made an important contribution. We have made progress in meeting the challenge of rebuilding our late stage development pipeline. High levels of investment in research were maintained throughout 2005 with new facilities and projects in Sweden, the UK, the US, China and India.

AstraZeneca’s share price performance was strong during 2005 with a 50% increase in absolute terms compared to a rise in the FTSE 100 index of 16.7%. The graph above plots our five year Total Shareholder Return (TSR) against the FTSE 100 index (re-based to 100 at the start of the rolling five year period). We include in our Directors’ Remuneration Report information on the Company’s TSR compared to the TSR of a selected peer group of 12 other pharmaceutical companies.

The Board re-affirmed its policy to increase dividends in line with earnings while maintaining dividend cover in the 2-3 times range. Following a strong earnings performance in 2005, the Board has recommended a second interim dividend of $0.92, £0.518, SEK7.02 per Ordinary Share bringing the total dividend for the year to $1.30, £0.737, SEK10.01 per Ordinary Share, an increase in dollar terms of 38%.

Share buy-back programmes approved by shareholders at our AGM, under which we return cash to shareholders in excess of our anticipated requirements for future investment, amounted to $3,001 million in 2005.

The Board conducted a regular strategy review during the year which confirmed the long term attractiveness of the pharmaceutical industry, with demand for improved healthcare continuing to be driven by an ageing population, undiagnosed and unmet medical needs, technological advances and increased affluence in many emerging markets.

The Board also concluded that the environment in which we operate remains difficult with challenges to the prices of medicines, increasingly high regulatory hurdles for products and greater demands on the accountability of the industry, all combining to impact the introduction and use of medicines. We remain focused on meeting the challenges and maximising the opportunities to deliver sustainable profit growth.

Changes to the composition of the Board were made in 2005. I became Chairman in January and John Patterson joined the Board at the same time as Executive Director responsible for Development.

In March, David Brennan was appointed an Executive Director and in July the Board appointed him as Chief Executive Officer with effect from 1 January 2006 on the retirement of Sir Tom McKillop.

David Brennan has more than 30 years’ experience in the pharmaceutical industry with a strong record of management achievement in the leadership of our North American business. The Board is confident that he will lead the Company and our strong Senior Executive Team with distinction.

On behalf of the Board, I wish to thank Sir Tom McKillop for his outstanding achievement and dedication as AstraZeneca’s first Chief Executive and throughout his whole career at the Company. Through his inspirational leadership, commitment and drive, AstraZeneca has become one of the world’s leading pharmaceutical companies making an important contribution to better healthcare for patients worldwide.

Our Deputy Chairman, Håkan Mogren was appointed a Knight Commander of the British Empire during the year for services to the pharmaceutical industry and to UK-Sweden trade relations. I congratulate him most warmly for this honour.

In addition to our comprehensive review of the Company’s strategy, the Board at its regular meetings conducted financial and functional reviews of the business, with particular attention being paid this year to corporate governance and compliance, safety, health, environment and risk assessment, as well as a review of all group policies and an examination of the performance of the Board itself.

Following an undertaking given to shareholders in 2000 to review the Company’s Executive Remuneration policies after five years, proposals to establish the AstraZeneca Performance Share Plan were tabled and

Total Shareholder Return: AstraZeneca compared with FTSE 100 over five years*

* Source: Thomson Financial Datastream

approved at the 2005 Annual General Meeting. The Plan introduces longer term incentive opportunities for Senior Executives of the Company accompanied by demanding measures of performance and is designed to support the Company’s objective of delivering superior value to shareholders.

In 2006, we will continue to focus on the top line sales growth of our key products; on delivering the pipeline; on reinforcing it with innovative products both from our own science and from outside the Company when appropriate; and on maintaining the momentum of our productivity improvements. I am confident that we will continue to deliver benefits for patients, rewards for shareholders and value for wider society.

LOUIS SCHWEITZER
Chairman

Back to Contents

3

CHIEF EXECUTIVE’S REVIEW

In 2005 the Company delivered excellent results, substantially ahead of market expectations at the beginning of the year as strong sales growth was enhanced by productivity gains to yield very strong earnings growth. This was especially gratifying given the challenges and uncertainty we faced following some disappointments in 2004. AstraZeneca was put to the test in 2005 and these results show how well we responded. Such an experience will prove of great value in preparing the Company to face new challenges in the future.

AstraZeneca’s strength derives from its outstanding portfolio of products, its global reach and, above all, the creativity and commitment of its employees.

Our marketed product range continues to develop in both strength and depth. AstraZeneca now has ten products each with global sales of over $1 billion. Several of these, products such as Nexium, Seroquel, Crestor, Arimidex and Symbicort, are still enjoying very strong sales evolution and will continue to be the engines for growth in the medium term.

Nexium achieved sales of $4.6 billion in 2005 benefiting from good clinical differentiation and strong branding. In this large and highly competitive market, it was no surprise when we were notified that a manufacturer of generic drugs, Ranbaxy Laboratories Limited, had submitted an Abbreviated New Drug Application (ANDA) for esomeprazole magnesium (the active ingredient in Nexium) in the US. We have full confidence in our intellectual property, which we will continue to defend vigorously and we have filed a lawsuit in the US District Court of New Jersey against Ranbaxy Laboratories for wilful patent infringement.

Seroquel, with $2.8 billion sales in 2005, further strengthened its position as the most prescribed atypical anti-psychotic therapy in the US and continued to grow strongly in other markets. A second phase 3 clinical trial has confirmed earlier results and enabled a supplemental submission to the US Food and Drug Administration (FDA) in December seeking approval for the treatment of bipolar depression. Approval for use in this significant area of unmet medical need would provide a new opportunity for further sales growth. Late in the year Seroquel was also the subject of a patent challenge in the US, from Teva Pharmaceuticals USA. Once again we will vigorously defend and enforce our intellectual property rights and have filed suit in the US for wilful infringement of the substance patent protecting Seroquel.

Sales in Oncology grew by 12% to $3.8 billion led by sales of Arimidex ($1.2 billion), which became the new gold standard for adjuvant treatment of breast cancer in post-menopausal women. A recent analysis reported at the San Antonio Breast Cancer Symposium in December found Arimidex to be the first aromatase inhibitor to provide a disease-free survival benefit compared with tamoxifen, in the treatment of hormone-sensitive early breast cancer.

Crestor, a highly effective treatment for lowering lipids, achieved sales of $1.3 billion in 2005, an increase of 38%, despite the residual effects of the earlier unfounded allegations in the US about the product’s safety. Patient wellbeing is always our highest priority and we have continued to work with the clinical community and regulators throughout the world to monitor any potential risks associated with the product’s use. In March 2005, after a thorough review, the FDA confirmed that the cholesterol-lowering benefits of Crestor are achieved with a safety profile in line with that of the other marketed members of the statin class. Market share growth has now resumed and in 2006 we look forward to the publication of some important new studies that we hope will help further establish Crestor’s rightful position in cardiovascular medicine.

Symbicort, an inhaled therapy for asthma and chronic obstructive pulmonary disease, continues to win market share reaching sales of $1.0 billion in 2005 based on its efficacy and flexibility in use. The product passed a significant milestone in September when we submitted a New Drug Application (NDA) in the US, the world’s largest market. Approval would provide an excellent opportunity for further sales growth.

Continued success with these five products should provide the platform for future growth, so it is good to be able to report such excellent progress. The longer term future of a research-based company like AstraZeneca, however, has to be built on the quality of its pipeline of development products.

The results of the SAINT I trial with NXY-059, a drug being studied for its ability to limit the disability associated with ischaemic stroke, were complex but encouraging. Stroke is a significant area of unmet medical need and these results were very heartening, as many drugs have failed to show clinical benefit in previous trials. Following discussions with regulators we have approximately doubled the size and made some other changes to the second pivotal study (SAINT II) to ensure the best chance of confirming the efficacy of NXY-059, but this will delay completion until 2007.

Galida, our new diabetes therapy, is approaching the end of a large phase 3 clinical programme. As the results from these studies become available during 2006, we will be better able to judge its potential.

In the second half of 2005, two new, targeted cancer therapies (Zactima and AZD2171) moved into late stage development after achieving good results in early clinical studies. In addition, encouraging results from a substantial phase 2 development programme with AZD6140, an anti-platelet agent for cardiovascular disease, led to this compound also moving into late stage development. We believe that AZD6140 has the potential to offer significant benefits over current therapy in this area.

As well as making good progress with the late stage development projects, we have also enjoyed one of our best years in terms of numbers of new projects entering development. This progress with our own projects is being complemented by a very active programme of in-licensing and research collaborations initiated earlier in 2005. This included important agreements entered into at the end of 2005 with Targacept Inc., AtheroGenics, Inc., and Protherics PLC and for the acquisition of KuDOS Pharmaceuticals Limited. These transactions represent the fruits of a long period of relationship-building with partners.

New products are our life-blood but growth can also be achieved through expanding our market presence geographically. The pharmaceutical market place is evolving in response to the changing shape of the world economy. The developing economies of the world are driving growth in healthcare provision as GDP rises, creating exciting new opportunities for the pharmaceutical industry. AstraZeneca is committed to meeting the needs of the populations in these emerging markets, and we made significant progress during 2005. For instance, we have become the number one, multi-national, prescription drug company in China and we have grown our business there by over 200% over the

Back to Contents

4	AstraZeneca Annual Report and
Form 20-F Information 2005

past five years. Strong growth is also being achieved in other Asian countries, in Latin America and in Eastern Europe.

In my introduction I mentioned AstraZeneca’s three great sources of strength – our products, our global reach and our people. Every part of the business is being affected by changes that are more profound and are occurring faster than anything I have experienced previously in my career. The companies that win in this environment will be those who anticipate and deliver what will be needed for success and have the courage and ability to move ahead of their competitors. Throughout AstraZeneca we are blessed with outstanding people whose creativity, hard work, determination and teamwork have overcome significant obstacles and shaped the company we have today.

It has been a huge privilege to lead these colleagues and, as I retire from AstraZeneca, I offer all of them my sincere thanks for their magnificent contribution. I also offer my best wishes to the Board, my successor, David Brennan, and his executive team who, I am sure, will guide the Company to even greater success.

SIR TOM MCKILLOP
Chief Executive*

* Retired from the Board on 31 December 2005

The strength of our current product range, which now has ten medicines each with annual sales of over $1 billion, is not only an indication of the importance of our products to patients worldwide but is a fitting tribute to the performance of AstraZeneca employees under the passionate leadership of my predecessor, Sir Tom McKillop.

It is now my privilege to lead AstraZeneca and to build upon this record for the future. We are clear where our future lies. AstraZeneca’s chosen path is to discover, develop and effectively commercialise differentiated prescription medicines that make a real contribution to human health and that create sustainable value for our stakeholders and society at large.

We recognise that if we are to succeed in our mission of providing medicines that improve the quality and length of life of people around the world, we must access the innovation potential not only of our own employees but also that from outside the Company. We routinely seek to strengthen our early stage discovery through alliances with external partners. Throughout 2005, strengthening the pipeline has been our number one priority, and more recent licence and business development activities reflect a greater focus on strengthening our later stage pipeline. I am determined that we should continue to utilise our strong financial position to further strengthen our portfolio of medicines with projects that are not only exciting clinical treatments but are commercially viable and offer the opportunity to create sustainable value for our shareholders.

DAVID R BRENNAN
Chief Executive Officer*

* Appointed as Chief Executive Officer with effect from1 January 2006

Back to Contents

5

FINANCIAL HIGHLIGHTS

Dividend for 2005

	$	Pence	SEK	Payment date

First interim dividend	0.38	21.9	2.99	19 September 2005

Second interim dividend	0.92	51.8	7.02	20 March 2006

Total	1.30	73.7	10.01

1 Growth rates represent underlying performance, which shows growth at constant exchange rates by excluding the effects of exchange rate movements.

Definitions of performance measures are set out in the Financial Review.

Back to Contents

6	AstraZeneca Annual Report
and Form 20-F Information 2005

BUSINESS REVIEW

ASTRAZENECA IN BRIEF
>	WE DISCOVER, DEVELOP, MANUFACTURE AND MARKET PRESCRIPTION PHARMACEUTICALS FOR IMPORTANT AREAS OF HEALTHCARE: CARDIOVASCULAR, GASTROINTESTINAL, NEUROSCIENCE, ONCOLOGY, RESPIRATORY AND INFLAMMATION,AND INFECTION

>	BROAD PRODUCT RANGE, INCLUDING MANY WORLD LEADERS AND A NUMBER OF HIGH POTENTIAL GROWTH PRODUCTS: ARIMIDEX, CRESTOR, NEXIUM,SEROQUEL AND SYMBICORT

>	ACTIVE IN OVER 100 COUNTRIES; CORPORATE OFFICE IN LONDON, UK; R&D HEADQUARTERS IN SÖDERTÄLJE, SWEDEN; A MAJOR PRESENCE IN THE US; GROWING PRESENCE IN IMPORTANT EMERGING MARKETS

>	OVER 65,000 EMPLOYEES (58% IN EUROPE, 28% AMERICAS AND 14% ASIA, AFRICA AND AUSTRALASIA)

>	AROUND 12,000 PEOPLE AT11 R&D CENTRES IN 7 COUNTRIES

>	14,000 PEOPLE AT 27 MANUFACTURING SITES IN 19 COUNTRIES

>	WE SPEND $14 MILLION EACH WORKING DAY ON DISCOVERING AND DEVELOPING NEW MEDICINES

INTRODUCTION
In this section, we have applied the best practice principles of the recent Operating and Financial Review regulations and discuss the main trends and factors underlying the development, performance and position of AstraZeneca during 2005.

To that end, we provide in this Business Review an overview of AstraZeneca’s business environment and information about our research, development, manufacturing and sales and marketing activities worldwide, including our 2005 performance in these areas.

We describe the external environment in which we operate, including the opportunities and challenges, the market for prescription pharmaceuticals, the competitive and regulatory environment, and the principal risks and uncertainties.

We describe our strategy for managing the opportunities and challenges of our business environment, the resources that we bring to bear and how they are aligned to create value through achievement of our strategic objectives. We also highlight the importance of leadership, effective decision-making and risk management.

Finally, we explain how our progress towards achievement of our objectives is measured.

In the therapy area and geographic reviews and in the Financial Review, we report on our financial performance during 2005 at a global level, in different geographic areas and at a product level. We also report in detail on the progress of our pipeline and developments in relation to our marketed products (such as new indications, regulatory filings and clinical trial data).

CONTENTS
Business environment	7
Growing demand for healthcare	7
World markets	7
Therapy areas	7
Growing challenges for industry	8
> Pressure on costs	8
> Demonstrating economic benefit	8
> Productivity	8
> Drug safety	8
> Competition	8
> Reputation	8
Industry regulation	8
Strategy	9
Delivering strategy	10
Products	10
Pipeline	10
Productive use of resources	11
People	11
Reputation	11
Measuring performance	12
Reporting performance	13
Therapy area review	14
Cardiovascular medicines	14
Gastrointestinal medicines	18
Neuroscience medicines	21
Oncology medicines	24
Respiratory and Inflammation medicines	27
Infection medicines	30
Geographic review	31
Research and development	34
Development pipeline	36
Commercialisation and portfolio management	38
Supply	39
Managing risk	40
Corporate responsibility	41
Main facilities	43
Other businesses	43
Aptium Oncology	43
Astra Tech	43
Industry regulation	43
Financial Review	45

Back to Contents

Business Review	7

BUSINESS ENVIRONMENT

As a global research-based pharmaceutical company, we operate in an ever-changing environment that presents both opportunities and challenges for our business.

GROWING DEMAND FOR HEALTHCARE
There remains a strong fundamental demand for healthcare that underpins the industry’s future growth prospects. Specific elements that contribute to this include:

>	The growing number of people who expect high standards of healthcare, especially among the elderly, who represent a rising proportion of developed nations’ populations.
>	Many diseases are under-diagnosed, sub-optimally treated or do not have effective therapies.

The growing demand for healthcare will be met not only by existing therapies but also by new ones originating from advances in the understanding of the biology of disease and the application of new technologies. Innovative new products have been launched in recent years, which are changing therapeutic approaches and are improving quality of life for patients.

In addition, fast developing economies such as China are expanding the number of patients who can benefit from medicines. This represents a significant opportunity for the industry.

WORLD MARKETS
The world pharmaceutical market in 2005, in terms of the 47 countries whose sales are audited by IMS Health, was valued at $536 billion. This represents an increase in constant US dollar terms of 7% over the previous year and a slowdown in growth over the 2004 levels of 8%. The US is by far the largest market in the world, accounting for $249 billion of sales (47% of the worldwide total). US growth slowed to 6% in 2005, continuing a trend from 2004 when it fell to 8%, largely due to the number of products that have lost patent protection and pressures in the pricing environment. Japan is the second largest country for pharmaceutical sales at $61 billion (11% of worldwide sales) and its growth, in contrast to the US, has risen from 1% in 2004 to 5% in 2005.

Europe accounts for 29% of the world market and maintained a steady growth of 6% in 2005. Growth in individual countries within Europe ranged from 0.2% in the UK to 16% in Greece, with large countries such as Germany, France and Spain showing growth of 7%, 7% and 6%, respectively.

Asia Pacific and Latin America account for 7% and 4%, respectively, of worldwide sales. Notable growth from countries in these regions has come in 2005 from China (sales of $9 billion, growth of 24%), Mexico (sales of $7 billion, growth of 11%), Korea (sales of $7 billion, growth of 16%) and Brazil (sales of $6 billion, growth of 32%), which ranked 9th, 10th, 11th and 12th respectively in world markets.

THERAPY AREAS
According to the World Health Organization (WHO), the greatest burden of disease is in non-communicable disease. Conditions such as malignant tumours, ischaemic heart disease, cerebrovascular disease, chronic obstructive pulmonary disease (COPD), schizophrenia, bipolar disorder and asthma are significant contributors. However, communicable diseases are also increasing due primarily to HIV/AIDS and tuberculosis.

AstraZeneca’s skills, experience and resources are focused on the following therapy areas, which together represent the majority of the worldwide burden of disease:

Cancer
The world market value for cancer therapies is $26 billion and growing strongly. More than 11 million people are diagnosed with cancer every year worldwide; by 2020 this is forecast to reach 16 million. Seven million people die from cancer every year – representing 12.5% of deaths worldwide. Breast cancer is the most prevalent cancer in the world and lung cancer is the most common cause of cancer death.

Cardiovascular (CV)
The single largest therapy area in the global healthcare market with a world market value of $128 billion. CV disease accounts for 17 million deaths globally each year, making it the greatest risk to life for most adults. The statin market has a world market value of $28 billion.

Gastrointestinal (GI)
The world GI market is valued at $30 billion, of which the proton pump inhibitor market represents $23 billion. In the western world, 10-20% of adults have been diagnosed with gastro-oesophageal reflux disease (GERD). The prevalence rate of GERD in Asia is lower but increasing. Irritable bowel syndrome is a common GI disease that is inadequately treated and inflammatory bowel disease is an area of significant unmet medical need.

Infection
The world market value is $57 billion. Infectious diseases cause more than 11 million deaths each year. World demand for antibiotics remains high due to escalating resistance and the increased risk of serious infections.

Neuroscience
The world market value in this therapy area is $103 billion. It comprises psychiatry (market value $45 billion), neurology (market value $28 billion), analgesia (market value $26 billion) and anaesthesia (market value $4 billion). Approximately 1% of the population develops schizophrenia during their lifetime – more than 2 million people in the US suffer from the illness in a given year. 17 million people suffer from bipolar disorder in the major markets. Depression and anxiety disorders remain under diagnosed and under treated. Several classes of antidepressants and anxiolytics are available, but there remains a considerable unmet medical need with depression being the most common psychiatric disorder, affecting up to 30% of the population at some time in their life. Migraine is one of the leading causes of disability in the world. Stroke is the second leading cause of death worldwide and the leading cause of adult, long term disability in industrialised countries. Alzheimer’s disease, the most common cause of dementia, affects more than 4.5 million people in the US. Over 46% of adults in the western world suffer from chronic pain. Pain management is the most common reason for seeking medical care. Each year, more than 26 million people in the US undergo medical treatment requiring anaesthesia.

Respiratory & Inflammation
The respiratory world market value is $41 billion. The WHO estimates that 100 million people worldwide suffer from asthma and more than twice that from COPD, which is estimated to be the fourth greatest cause of death globally. The inflammatory market is estimated to be $12 billion with over 40% being for the treatment of rheumatoid arthritis. The value of the inflammatory market is dominated by biological therapies, increased usage of which has more than compensated for the recent withdrawal of Cox-2 inhibitor products.

Information about the medicines we have or are developing for treating these diseases and our 2005 product performance is set out on pages 14 to 30.

Back to Contents

8	AstraZeneca Annual Report and
Form 20-F Information 2005

BUSINESS ENVIRONMENT CONTINUED

GROWING CHALLENGES FOR INDUSTRY
Whilst the fundamentals of the world pharmaceuticals market remain robust, the industry is facing real challenges.

Pressure on costs
Expenditure on healthcare typically represents between 6% and 15% of a country’s gross domestic product (GDP), with developed nations towards the top end of that range and developing nations spending less. As a proportion of this, pharmaceutical expenditure is usually between 10% and 20% and is therefore still less than 2% of GDP in most countries.

Nevertheless, healthcare systems, whether based on public or private funding, have a finite ability to pay for treatments. Cost containment remains an ever-present constraint on industry growth. During 2005, further pricing pressures have been placed on the industry through legislation not only in major established markets, but also in China and India. This is felt most acutely within large primary care categories.

Doctors remain the principal decision makers regarding which of the available treatments should be prescribed for their patients, but as the economic burden of funding therapies increases, payers, including governments, health insurers, managed care organisations, employers and patients are increasing their efforts to influence the choices doctors make.

Demonstrating economic benefit
Research-based pharmaceutical companies increasingly have to demonstrate the economic as well as the therapeutic value of their medicines to those who pay for healthcare. This requires investment, throughout the development of a medicine, in studies to demonstrate cost-effectiveness, cost-benefit and outcomes (such as survival and quality of life improvements) in addition to traditional trials designed to establish safety and efficacy.

Productivity
Successful companies will be those who enhance their productivity in the discovery and development of new and differentiated medicines designed to meet the growing demand. As the industry is working to improve research productivity through application of new technologies, our regulators are also setting increasingly high hurdles for the approval of medicines.

Drug safety
Decisions on acceptable benefit/risk profiles for medicines have the potential to be positively or negatively affected by a number of factors. These include pre- and post-marketing clinical data and regulatory judgements reflecting society’s concerns and aspirations. For more information, see page 41.

Competition
AstraZeneca’s principal competitors are other international, research-based pharmaceutical and biotechnology companies that also sell branded, patent-protected, prescription medicines. In common with these other companies, following patent expiry, our products also compete with generic pharmaceuticals – mainly on price, since generic manufacturers do not bear the high costs of research that companies such as AstraZeneca do. The industry’s intellectual property base is increasingly being challenged by generic manufacturers looking to make an early entry into large markets, which puts pressure on product lifecycles.

Reputation
The reputation of the pharmaceutical industry has been in decline. Contributory factors include heightened public concern about issues such as drug safety (exacerbated by some high profile drug withdrawals in recent years), transparency of information, sales and marketing practices and the cost of medicines.

INDUSTRY REGULATION
The pharmaceutical industry is one of the most strictly regulated of all industries. Prescription pharmaceutical products are subject to significant and still increasing legislation and regulation concerning the requirements for establishing safety, efficacy and quality. The degree and scope of these regulations vary according to national and regional demands concerning the development and commercialisation of drug products. The processes for regulatory approval for products are complex, time-consuming and involve significant expenditure. In addition to safety and efficacy, regulation covers every aspect of the product including the chemical composition, manufacturing, quality controls, handling, packaging, labelling, distribution, promotion and marketing. Even after launch of new medicines, regulatory agencies require numerous conditions to be met in the safety surveillance, risk management, clinical, manufacturing and marketing areas. For more information, see pages 43 and 44.

Back to Contents

Business Review	9

STRATEGY

The people of AstraZeneca are dedicated to the discovery, development, manufacturing and marketing of high quality, effective prescription medicines that bring benefit for patients and add value for shareholders and wider society.

We are committed to managing effectively the challenges of our business environment and to maximising the opportunities to deliver sustainable, profitable growth that will place AstraZeneca among the best in the industry.

Our efforts are focused on five main strategic priorities that we have identified as critical drivers for continued success, backed by clear business objectives in each:

PRODUCTS
Maximise sales growth by:

>	Releasing the full potential of our marketed brands throughout their lifecycle.
>	Growing our position in existing markets.
>	Expanding our presence in key emerging markets.
>	Vigorously defending our legitimate intellectual property rights.

PIPELINE
Deliver a portfolio of differentiated medicines that meet patient needs by:

>	Successfully delivering the next wave of products in development.
>	Further improving the productivity and efficiency of our drug discovery and development.
>	Strengthening the pipeline through appropriate external targeted acquisition, licensing and partnership opportunities.
>	Rigorous management of our portfolio of products in development, to mitigate risks associated with new innovative products.

PRODUCTIVE USE OF RESOURCES
Effective leadership: Make optimal use of our resources by effectively managing all opportunities and associated risks to our business, whilst monitoring our performance and learning from our experience.

Best practice: Deliver operational excellence in all aspects of our business by:

>	Continuing to strengthen our commercial skills in sales force effectiveness, marketing excellence and understanding customer needs.
>	Increasing cost-effectiveness and operational efficiency of the supply chain.
>	Harmonising and standardising core processes and services.

New practice: Develop new business approaches that meet the needs of customers and stakeholders by:

>	Exploring new ways of working within our existing business model.
>	Assessing new models for using our resources and skills to create value for customers and profitable business for AstraZeneca.
>	Making strategic investments in promising new areas of healthcare.

PEOPLE
Within our performance-driven culture, we aim to encourage and support all our people in delivering their best by:

>	Providing an environment in which people feel positive and enthusiastic, with a clear understanding of our goals and their role in achieving them.
>	Effectively managing and developing all our talent.
>	Improving leadership capability to enhance effective decision-making.
>	Creating a culture in which people are held accountable not only for what they accomplish, but how they get there.

REPUTATION
We aim to maintain the trust and confidence of patients, customers, employees, shareholders, regulators and wider society by:

>	Understanding their needs.
>	Ensuring that we deliver on our business promises.
>	Living up to our core values and publicly stated standards of ethical behaviour, wherever we have a presence or an impact.

Back to Contents

10	AstraZeneca Annual Report and
Form 20-F Information 2005

DELIVERING STRATEGY

This illustration maps our approach to creating value through achievement of our strategic objectives. A high level overview of each aspect of our approach is provided below.

More detail about each of these areas, together with our performance in 2005, is included in the following pages of this Report.

PRODUCTS
We have a highly competitive portfolio of marketed medicines, designed to meet patient needs in important areas of healthcare. Alongside our successful mature brands such as Seloken/Toprol-XL, Zoladex, Diprivan and Merrem we have a range of important medicines, launched over the last six years, which provide the platform for continued growth in the short to medium term. These growth products include Arimidex, Crestor, Nexium, Seroquel and Symbicort. We have clearly defined lifecycle management programmes for each of our marketed products designed to maximise not just the commercial potential of the brands, but also the benefit they bring to patients’ lives.

Sales and marketing
Active in over 100 countries, we have an extensive worldwide sales and marketing network. In the majority of key markets, we sell through wholly-owned local marketing companies. Elsewhere, we sell through distributors or local representative offices. Global brand strategy is built and led by our Global Marketing and Business Development (GMBD) function working in partnership with our largest marketing companies. This shared approach creates a consistent platform on which all our local marketing companies can build according to individual market needs.

Our products are marketed primarily to physicians (both primary care and specialist) as well as to other healthcare professionals. Marketing efforts are also directed towards explaining the economic as well as the therapeutic benefits of our products to governments and healthcare buying groups.

Personal contact is still the single most effective marketing method, but increasingly the efforts of our sales forces are being complemented by our use of the internet to facilitate and enhance our commercial activities. We also use direct-to-consumer television advertising campaigns in the US.

As well as building on our leading positions in key markets such as the US, Japan and Europe, we continue to increase our strength through strategic investment in the smaller but fast-growing markets of the future, of which China offers the most outstanding opportunity.

Supply and manufacturing
We have some 14,000 people at 27 manufacturing sites in 19 countries, dedicated to delivering a secure, high quality, cost-effective supply of our product range worldwide. Of these 14,000 people, around 1,500 are employed in active pharmaceutical ingredient supply and 11,800 in formulation and packaging. We operate a small number of sites for the manufacture of active ingredients, complemented by efficient use of outsourcing. AstraZeneca has active ingredient sites in the UK, Sweden and France and a bulk drug purification plant in Germany. Principal formulation sites for tablets and capsules are located in the UK, Sweden, Puerto Rico, France, Germany and the US. There are also major formulation sites for the global supply of parenteral and inhalation products in Sweden, France and the UK. Packaging is undertaken at a large number of locations, both at AstraZeneca sites and at contractors’ facilities, located close to our marketing companies to ensure rapid and responsive product supply.

PIPELINE
Our scientists share a common goal: to get life-changing new medicines to patients as quickly, safely and efficiently as possible.

Our global research and development organisation is therapy area-led with scientific, medical, technical and ethical input and control provided by large multi-skilled Discovery and Development functions. This offers a number of advantages including sharing of best practice and efficient use of resources across a multi-site, global organisation. During 2005, we reviewed and restructured the organisation to improve our focus on project delivery, decision-making and risk management and to ensure we fully exploit promising new projects and technology platforms across and outside the main therapy areas. In total we employ over 11,900 people at 11 research and development centres in seven countries –

comprising six joint discovery and development facilities in the UK, the US and Sweden; a further four sites in the US, Canada, India and France that focus only on discovery; and a facility in Japan for drug development only. In addition, we are planning to build upon our capability in China. These resources are complemented by clinical development capability at 40 sites around the world.

Development portfolio
A core priority is ensuring that our growing range of candidate drugs (compounds with the potential to become new medicines) are developed effectively to meet the future needs of patients. We have a wide range of compounds in early development, and a total of 17 projects in phase 1, 15 projects in phase 2 and 29 projects in phase 3 development. Whilst the majority of projects are small-molecules, an increasing proportion of our early development compounds are large biological molecules (see pages 36 and 37 for more information).

Partnerships and collaborations
In today’s world of rapid scientific and technological advance, no company can rely exclusively on its own discovery and development.

We work with leading academic centres to broaden the base for disease research and in 2005, entered into more than 200 new collaborations. We have over 1,700 active R&D collaborations and agreements that complement our in-house R&D capabilities.

In 2005, in line with our strategy of strengthening our in-house pipeline through targeted acquisitions, in-licensing and partnerships, we also announced four major deals designed to strengthen our development pipeline. For more details of these activities, see pages 34 and 35.

Back to Contents

Business Review	11

PRODUCTIVE USE OF RESOURCES
Effective leadership is key to ensuring that we have the right resources, appropriately aligned to drive delivery of our strategic objectives.

The AstraZeneca Board
Our Board comprises Executive Directors, with direct responsibility for business operations, and Non-Executive Directors, who have responsibility to bring independent, objective judgement to bear on Board decisions. The Board sets Company strategy and policies and monitors progress towards meeting objectives. It conducts an in-depth strategy review annually. It also assesses whether obligations to shareholders and others are understood and met, which includes regular reviews of financial performance and critical business issues. See pages 60 and 61 for more information on the Board.

The Senior Executive Team (SET)
The SET is a cross-functional, cross-territorial group, established and led by the Chief Executive Officer. It focuses on the day-to-day running of business operations and on Company development. It regularly reviews and makes decisions on all major business issues. The SET comprises the three Executive Board Directors and six Executive Vice-Presidents, each of whom has a specific area of responsibility in line with our business structure.

Product portfolio management
Maintaining the quality of our product range and of our new product pipeline requires careful prioritisation both to manage the progression of promising compounds from development to marketplace and to maximise the value of high potential marketed products. Our Global Marketing and Business Development (GMBD) organisation (formerly known as Product Strategy & Licensing), working closely with our research and development community and our major marketing companies, leads the commercial aspects of drug development and co-ordinates global marketing strategy. This includes selecting the right products and projects for investment, developing effective marketing platforms for new product launches and directing the creation and delivery of product marketing strategies that successfully align global and national plans.

In line with our strategy, while we are committed to organic growth, we also vigorously pursue licensing and acquisition opportunities to gain access to new products and/or technologies and to support growth products in a cost-effective manner. For more information on GMBD, see page 38.

Risk management
Our ability to identify and effectively manage the risks to our business is key to our continued success. Our Risk Advisory Group (RAG), led by the Chief Financial Officer and consisting of representatives from each business function, facilitates much of our work in this area. The RAG assists senior management in identifying and assessing our main business risks in a co-ordinated manner. It focuses in particular on cross-functional risks, linking risk management to business performance reporting and sharing best practice across the organisation to drive continuous improvement. The RAG reports twice a year to the SET and its reports on the Company’s risk profile are reviewed annually by the Board.
For more information, see pages 40 and 41.

Intellectual property
Patents enable information on inventions to be made widely available and are important incentives for the continued innovation that drives society’s progress. Patents do not create a monopoly for treating a disease – other manufacturers are able to develop a different medicine to treat the same condition. Also, patents are limited in time and after their expiry, competitors (both innovative and generic) can legitimately market the same product. Because patents require the disclosure and publication of information about the patented medicine, they can stimulate competition to innovate improved alternatives that expand the range of treatment options – which is important because patients respond differently to different therapies.

Patent protection and other types of marketing exclusivity for our medicines allow us time to generate the revenue we need to continue our research, development, manufacturing and marketing of new medicines. Our policy is to apply for patent and/or other appropriate intellectual property protection for all of the inventions and innovations that arise from our drug discovery, development, manufacturing, marketing and other business activities. This policy is designed to provide each of our products with an effective portfolio of valid, enforceable patent and other intellectual property rights in all significant markets to protect against unauthorised competition during commercialisation. This shield of intellectual property rights extends to those areas of target identification, genomics and other research technologies in which we invest significant resources. The adequacy of the patent, design, trade mark and domain name portfolio for individual products is kept under review during product development, clinical evaluation and marketing so that, wherever possible, additional protection may be sought for new applications and other developments. Our research operating model allows appropriate intellectual property strategies to be formulated and regularly updated from an early stage in product development.

We rigorously manage our patent portfolio through a team of intellectual property professionals dedicated to the cost-effective management and enforcement of intellectual property rights for the optimal global protection of, and legitimate reward from, AstraZeneca’s innovations and commercial products.

Cash
We continue to be a highly cash generative business. Although future operating cash flows may be affected by a number of factors, as outlined in the business background section of the Financial Review on page 45, we believe our cash resources will be sufficient for our present requirements and include sufficient cash for our existing capital programme, share re-purchases and the costs of developing and launching new products.

Physical assets
We own and operate numerous production, marketing and research and development facilities worldwide. We continually review our physical assets such as laboratories, factories and equipment to ensure that they are appropriate to meeting the needs of our business.

PEOPLE
Our most important resource is our people. With over 65,000 employees in 45 countries, we value the diversity of skills and abilities that a global workforce brings to our business. Within our performance driven culture, we aim to give our employees the support they need to develop their full potential and to provide a working environment in which they are energised and informed. Optimising individual and team performance, effectively managing and developing all our talent and improving our leadership capability are core priorities, alongside a commitment to ensuring the safety, health and wellbeing of all our employees worldwide.

REPUTATION
Our reputation rests on delivering our promises in all aspects of our business. We focus on bringing new medicines to market that make a difference to patients. Only by doing so are we able to deliver the value for our shareholders, which, as a publicly owned company, we have a duty to do.

We also know that how we do business, as well as what we do, is important to our reputation among stakeholders and wider society. Maintaining their trust and confidence in AstraZeneca as a responsible company means ensuring that wherever we have a presence or an impact, we live up to our publicly stated standards of ethical behaviour. For more information about our approach to managing our corporate responsibility and about our performance, policies and principles, see pages 41 and 42 of this Report and also the separate Corporate Responsibility Summary Report 2005.

Back to Contents

12	AstraZeneca Annual Report and
Form 20-F Information 2005

MEASURING PERFORMANCE

The Board and the Senior Executive Team use a quarterly business performance report to measure our progress in delivering our strategic objectives.

The report provides Board and SET members with shared insight into current progress against short term non-financial objectives and current year milestones for longer term strategic goals.

A range of financial and non-financial objectives are set each year, which focus on the following key areas:

>	Product performance
>	Pipeline
>	Productivity and profitability
>	Shareholder returns
>	Reputation
>	Governance

The means of measuring performance in these areas range from quantitative, comparative performance measures to more qualitative, discursive analysis.

Together, they provide the framework for consistently monitoring and reporting our progress towards achieving our objectives and, ultimately, delivering enduring shareholder value.

Specific measures that our Board and senior executives use when assessing performance in the key areas noted above, or that are otherwise judged to be helpful in enabling shareholders better to understand and evaluate our business, are described and illustrated throughout this report. Examples include:

PRODUCT PERFORMANCE
>	Sales value growth at constant exchange rates (CER), split between “growth”, “patent expiry” and “base” products (see opposite page).

>	Sales growth and US prescription share trends for growth products (see opposite page).

>	Market share percentages for growth products.

PIPELINE
>	New candidate drugs (CDs) (see page 35).

>	Number of development projects by phase (see page 35).

>	R&D investment in US dollar terms (see page 5).

>	Progress against clinical trial milestones.

PRODUCTIVITY AND PROFITABILITY
>	Earnings per share (EPS) growth (see page 5).

>	Cost growth rates (see page 5).

>	Gross margin, costs and operating profit margin percentages (progression over time) (see opposite page).

SHAREHOLDER RETURNS
>	Dividends and share re-purchases (see page 5).

>	Free cash (see page 5).

>	Total shareholder return (TSR) (see page 77).

MEASURING REPUTATION
The performance measures referred to above are measures of our progress in what we do in the business of delivering successful medicines and, thus, shareholder value.

In terms of measuring the way we do business, we have a range of key performance indicators (KPIs), by which we measure our progress in important areas of corporate responsibility (CR). Auditing of compliance is fundamental to ensuring high standards of ethical behaviour, and compliance is integrated into many of the KPIs used to measure our CR progress. More details about these KPIs and our 2005 performance are provided in the separate Corporate Responsibility Summary Report 2005, or on our website.

We also participate in leading external surveys, such as the Dow Jones Sustainability Indexes, which are important means of evaluating our performance and understanding better the demands of sustainable development.

AstraZeneca is listed in the 2006 Dow Jones Sustainability World Index, used by asset managers globally to guide their socially responsible investment. However, whilst we improved our score, we did not regain the place we lost in the previous year in the European Index (Dow Jones STOXX), where competition for places is increasingly fierce.

GOVERNANCE
The AstraZeneca Code of Conduct (see page 157) sets out the high standards we expect from our employees, and with which compliance is mandatory. As part of our commitment under that Code to comply with all applicable laws and codes of practice, we apply all of the principles of good governance in the UK Combined Code of Corporate Governance. The way in which we do so is described in the Directors’ Report (see page 62). We also comply with all of the provisions of the UK Combined Code and our corporate governance practices are generally consistent with the New York Stock Exchange’s corporate governance listing standards (see page 63). Our ‘continuous assurance’ processes, as described on page 65 of the Directors’ Report, are designed to ensure we effectively monitor our compliance with these standards.

Back to Contents

Business Review	13

REPORTING PERFORMANCE

The perfomance data shown in the therapy area reviews on pages 14, 18, 21, 24, 27 and 30 and the geographic sales performance in the geographic review on page 31 are shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange rate movements. A description of the calculation of this measure is set out in the Financial Review on page 45, together with the reasons for its use.

Back to Contents

14	AstraZeneca Annual Report and
Form 20-F Information 2005

CARDIOVASCULAR (CV) MEDICINES

2005 IN BRIEF

>	CRESTOR NOW APPROVED IN 75 MARKETS AND LAUNCHED IN 69

>	CRESTOR WORLD SALES REACHED $1.3 BILLION WITH NEARLY SIX MILLION PATIENTS TREATED AND 40 MILLION PRESCRIPTIONS WRITTEN

>	SELOKEN /TOPROL-XL SALES EXCEEDED $1.7 BILLION

>	SUMMARY JUDGEMENT WAS ENTERED AGAINST ASTRAZENECA IN TOPROL-XL ANDA LITIGATION BASED ON FINDINGS THAT THE TWO PATENTS-IN-SUIT WERE INVALID AND UNENFORCEABLE –ASTRAZENECA WILL APPEAL

>	EXANTA EU SUBMISSION FOR STROKE PREVENTION IN AF ACCEPTED UNDER THE EU CENTRALISED PROCEDURE

>	APPROVAL OF NEW HEART FAILURE INDICATION FOR ATACAND IN THE US

>	NDA FOR TOPROL-XL/HCTZ FIXED DOSE COMBINATION SUBMITTED TO THE FDA

>	IN-LICENCE OF AGI-1067 FROM ATHEROGENICS ANNOUNCED IN DECEMBER

PRODUCTS Crestor* (rosuvastatin calcium) is a member of the class of products known as statins.

Atacand # (candesartan cilexetil) is an angiotensin II antagonist for the first line treatment of hypertension and symptomatic heart failure.

Seloken/Toprol-XL (metoprolol succinate) is a once daily tablet for 24 hour control of blood pressure and for use in heart failure and angina.

Exanta (ximelagatran) is a novel oral direct thrombin inhibitor targeted to prevent and treat the formation of blood clots (thrombosis).

Plendil (felodipine) is a calcium antagonist for the treatment of hypertension and angina.

Zestril† (lisinopril dihydrate), an ACE inhibitor, is used for the treatment of a wide range of CV diseases, including hypertension.

*	Licensed from Shionogi & Co., Ltd.
#	Licensed from Takeda Chemical Industries Ltd.
†	Licensed from Merck & Co., Inc.

PERFORMANCE
								2005 compared to		2004 compared to
	2005			2004			2003	2004		2003

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Seloken/Toprol-XL	1,735	333	15	1,387	78	29	1,280	24	25	6	8

Crestor	1,268	338	22	908	753	26	129	38	40	n/m	n/m

Atacand	974	68	27	879	75	54	750	8	11	10	17

Plendil	360	(103)	8	455	(104)	19	540	(23)	(21)	(20)	(16)

Tenormin	352	(21)	5	368	–	26	342	(5)	(4)	–	8

Zestril	332	(118)	10	440	(71)	33	478	(27)	(25)	(15)	(8)

Other	311	(38)	9	340	(78)	27	391	(12)	(9)	(20)	(13)

Total	5,332	459	96	4,777	653	214	3,910	10	12	17	22

PIPELINE

Compound	Mechanism	Areas under investigation	Phase				Estimated filing date

NCEs			PC	1	2	3	Europe		US

Galida	PPAR agonist	diabetes/metabolic					2H 2007	[1]	2H 2007	[1]
syndrome

AGI-1067	anti-atherogenic	atherosclerosis					1H 2007		1H 2007
(AtheroGenics)

AZD6140	ADP receptor antagonist	arterial thrombosis					>2008		>2008

AZD7009	anti-arrhythmic IV	atrial fibrillation – conversion					2008		2008

AZD9684	CPU inhibitor	thrombosis					>2008		>2008

AZD0837	thrombin inhibitor	thrombosis					>2008		>2008

AZD2479	reverse cholesterol	dyslipidaemia					>2008		>2008
(Avanir)	transport enhancer

AZD6610		dyslipidaemia/diabetes					>2008		>2008

AZD8677		dyslipidaemia/diabetes					>2008		>2008

AZD8450		dyslipidaemia					>2008		>2008

AZD6370		diabetes					>2008		>2008

AZD8593		haemostasis					>2008		>2008

AZD1175		diabetes/obesity					>2008		>2008

AZD2207		diabetes/obesity					>2008		>2008

AZD1305		arrhythmias					>2008		>2008

AZD1092		diabetes					>2008		>2008

AZD4121		dyslipidaemia					>2008		>2008

Line extensions

Atacand	angiotensin II antagonist	diabetic retinopathy					>2008		>2008

Crestor	statin	atherosclerosis					1H 2007		1H 2007

Crestor	statin	outcomes CHF					>2008		>2008

Crestor	statin	outcomes renal					2008		2008

Seloken/Toprol-XL	beta blocker	HCTZ combination					Launched		Filed

Exanta	thrombin inhibitor	prevention of stroke in AF					Filed	[2]	Filed	[3]

Discontinued projects

AZD7009		atrial fibrillation – maintenance		We have discontinued these developments as a result of their failure to meet their product target profiles.

AZD7806		dyslipidaemia

AZD4619		dyslipidaemia

AZD8294		dyslipidaemia

Abbreviations used in the pipeline table are explained on page 35.

[1]	Subject to the results of phase 3 studies and regulatory discussions.
[2]	Switched to the EU centralised procedure.
[3]	AstraZeneca continues discussions with the FDA but the current assessment is that it is unlikely that a way forward for Exanta registration in the US will be identified.

Back to Contents

Business Review	15

We are a world leader in CV medicines, backed by over 40 years’ experience. We aim to build on our strong position, focusing in the short to medium term on the growth segments of hypertension and heart failure, dyslipidaemia, thrombosis and type 2 diabetes.

PRODUCTS
Crestor has now been approved in 75 countries and launched in 69, including the US, Canada, Japan and the majority of EU countries.

High cholesterol is increasingly recognised as a major health issue. Of those people currently being treated for high cholesterol, only about half reach their cholesterol goal on existing treatments, while the other half have cholesterol levels that remain unhealthy. More effective treatments, such as Crestor, continue to be required in this area.

In multiple clinical studies, Crestor has been shown to be more effective in lowering low density lipoprotein or ‘bad’ cholesterol (LDL-C) than other prescribed statins, allowing the majority of patients to reach their LDL-C goals with the 10mg usual starting dose. Additionally, Crestor produces an increase in high density lipoprotein or ‘good’ cholesterol (HDL-C), an effect that is maintained across the 5, 10, 20 and 40mg doses.

An extensive database has been built up of pre- and post-approval clinical trials experience involving more than 55,000 patients and post-marketing surveillance of 40 million prescriptions written and nearly six million patients treated with Crestor since its launch in 2003.

This clinical and post-marketing experience, as well as early data from the ongoing pharmacoepidemiology programme, support the favourable benefit/risk profile of Crestor and confirm that the safety profile is similar to other currently marketed statins. In March 2005, following a thorough analysis of clinical trial safety data and post-marketing data for Crestor, the FDA formally denied the petition brought by Public Citizen, a US consumer interest organisation, in 2004 to remove Crestor from the market, stating that “all of the available evidence ..... indicates that Crestor does not pose a risk of muscle toxicity greater than that of other approved statins ..... [and that w]ith respect to renal toxicity, there is no convincing evidence that Crestor poses a serious risk of renal injury”. The FDA and AstraZeneca are continuing to monitor the safety profile of Crestor.

Our extensive, long term global clinical research initiative (known as the GALAXY programme), which began in 2002, includes studies that investigate cardiovascular risk reduction and patient outcomes with Crestor. The programme is progressing well with over 49,000 patients now involved. Studies are ongoing in important medical areas, including effects on atherosclerosis and evaluating the impact on mortality in heart failure and end-stage renal disease, along with the JUPITER study, the first study of its kind designed to evaluate the effect of statin therapy with Crestor on cardiovascular morbidity and mortality among individuals with average or normal LDL-cholesterol levels (<130mg/dl) and elevated C-reactive protein (CRP) levels (>2.0mg/L). CRP is a protein whose levels increase when there is inflammation in the body. Elevated CRP levels may indicate a risk of future heart attack, even if cholesterol levels are not elevated.

In January 2005, we received formal approval in Japan for Crestor 2.5 – 20mg. Following approval, we initiated a hospital-based post-marketing surveillance programme, which was a condition of approval, prior to a full-scale launch. The programme is progressing well. For more information, see page 33.

Crestor 5mg was approved in the EU in August, fulfilling a commitment made by AstraZeneca at the time of the original EU approval. The introduction of the 5mg dose gives flexibility to physicians and ensures that patients get the optimal start dose. The revised label states that patients can be started on 5 or 10mg depending on their LDL-C levels, cardiovascular risk and potential risk for adverse reactions.

Atacand: The family of products to which Atacand belongs has been well accepted in the market and competes in the fastest growing sector of the global hypertension market (angiotensin II antagonists – plain and combinations with diuretic). Following a unanimous positive vote by the FDA Cardiovascular and Renal Drugs Advisory Committee on 24 February 2005, regulatory approval for the heart failure indication was obtained in the US. This approval was based on the CHARM programme, a comprehensive clinical study programme in heart failure, showing significant reduction in cardiovascular mortality and hospitalisation for heart failure in patients treated with Atacand. The clinical programme investigating the effect of Atacand on retinopathy in diabetic patients (DIRECT) continued during 2005.

Seloken/Toprol-XL is the world’s leading product by sales in the beta blocker (plain and combinations with diuretic) class. The New Drug Application (NDA) for a fixed dose combination product comprising Toprol-XL and hydrochlorothiazide (HCTZ) was submitted to the FDA in October.

Patent litigation has been progressing in the US against three companies that are challenging AstraZeneca’s patents and seeking FDA approval to sell generic metoprolol succinate. On 17 January 2006, summary judgement was entered against AstraZeneca based upon findings that the patents-in-suit are unenforceable (based on the Company’s inequitable conduct in the prosecution of these patents in the US Patent and Trademark Office) and invalid. We disagree with and are disappointed by these conclusions and will appeal. Further information about this litigation is set out on page 123.

In January 2006 we were served with a putative class action anti-trust complaint in the US by Meijer Inc. and Meijer Distribution, Inc. The complaint alleges that AstraZeneca engaged in an “unlawful scheme to maintain illegally [its] monopoly power in the United States for Toprol-XL”. The complaint makes sham litigation claims based on the above patent decision. For more details see page 123.

Exanta: As reported last year, a large clinical development programme, involving around 30,000 patients, provided data to support the regulatory filings for Exanta, including data regarding fixed oral dosing, rapid onset of action, low potential for drug/food and drug/drug interactions and no need for routine blood coagulation monitoring. Exanta has been approved in 21 countries worldwide in the short term indication for the prevention of venous thromboembolism (VTE) in orthopaedic surgery and has been launched in 12 countries in Europe and Latin America for that indication. In September, we initiated the EXTEND trial to investigate the efficacy and safety of Exanta during extended protection from VTE after hip replacement and hip fracture surgery for up to 35 days after surgery. The EXTEND trial is a double-blind, randomised study of 3,300 elective hip replacement and hip fracture surgery patients comparing Exanta with the low molecular weight heparin (LMWH), enoxaparin.

In 2005, following the review by the French regulatory authority (AFSSAPS) of the Exanta regulatory submission made in December.

Back to Contents

16	AstraZeneca Annual Reportand
Form 20-F Information 2005

CV MEDICINES CONTINUED

2003, AstraZeneca received a request for more information before the drug can be considered for approval of long term use in Europe. AFSSAPS requested further clinical information regarding the efficacy and safety of Exanta in atrial fibrillation (AF) to allow a definitive benefit/risk assessment to be made. For VTE treatment, AFSSAPS did not believe the data presented in the single THRIVE Treatment study provided adequate support for this use of Exanta. Since then, following discussions with AFSSAPS and the European Medicines Evaluation Agency, the Committee for Medicinal Products for Human Use (CHMP) accepted in December 2005 a new EU submission of Exanta for stroke prevention in AF under the recently revised EU Centralised Procedure.

In 2004, the FDA did not approve Exanta for any of the indications sought (the prevention of stroke in patients with AF, prevention of VTE in patients undergoing knee-replacement surgery, or the long term secondary prevention of VTE following standard treatment of a clot). In 2005 AstraZeneca continued discussions with the FDA but the current assessment is that it is unlikely that a way forward for Exanta registration in the US will be identified.

PIPELINE
Galida is a PPAR agonist with effects on both the alpha and gamma receptors, thereby offering potential benefits in treating insulin resistance and lipid abnormalities associated with type 2 diabetes and metabolic syndrome. Stimulation of both the alpha and gamma receptors could also potentially be associated with adverse effects and the clinical studies are being carefully conducted, since the balance between dose-dependent benefits and risks will form the basis for final recommendations for the product.

Phase 2 data presented in 2005 demonstrated that Galida was well tolerated and, in a dose-dependent way, improved glucose control and lipid abnormalities in patients with type 2 diabetes.

During the latter half of 2005, results from two large cardiovascular outcomes trials, PROactive with pioglitazone HCI (a PPAR gamma agonist) and FIELD with fenofibrate (a PPAR alpha agonist) have demonstrated a trend toward reductions of non-fatal cardiovascular events although in both trials, the primary endpoint was not met. In addition, the FDA has issued an approvable letter for the Bristol-Myers Squibb Company compound, muraglitazar, although the cardiovascular safety of this PPAR alpha gamma agonist has been questioned in a recent publication in the Journal of the American Medical Association, with the authors calling for the benefit/risk profile of muraglitazar to be better established, possibly through a cardiovascular outcomes study prior to regulatory approval. The implications of these external events for the further development and clinical testing of Galida are still being assessed and discussed with the regulatory authorities.

This is therefore a high risk area. We believe that each of the PPAR alpha gamma agonists will have its own, individual glucose/lipid profile as well as benefit/risk profile. The phase 3 clinical programme for Galida has progressed to plan during 2005 and the first data for assessment of the benefit/risk profile of Galida will become available during the first half of 2006. The optimal timing for the submission of a regulatory dossier will be data driven. The estimated date for earliest filing is in the second half of 2007, subject to the results of the phase 3 studies and regulatory discussions.

In addition to Exanta, our further research in thrombosis includes AZD6140, an oral antiplatelet therapy, for which an‘end of phase 2’ meeting with the FDA was held in December 2005 and which entered phase 3 in January 2006. The initial indication would be for acute coronary syndrome.

During the year, the oral formulation for AZD7009, for the maintenance of sinus rhythm after conversion of AF, was discontinued due to non-cardiac adverse events. Proper dose-finding is actively ongoing with the parenteral formulation with the aim to restore normal heart rhythm in patients with AF.

Our CV pipeline is further strengthened by the licensing transaction with AtheroGenics Inc., which we announced in December. This in-licence is for the global development and commercialisation of their anti-inflammatory cardiovascular product candidate, AGI-1067. AGI-1067 is an investigational oral drug for the treatment of atherosclerosis, the underlying disease process that leads to heart attacks and strokes. It is currently in phase 3 in the ARISE trial. ARISE is a multi-national, double-blind, placebo-controlled study designed to assess the benefits of AGI-1067 on top of current standard therapies in patients with coronary heart disease (CHD). Involving more than 6,000 patients in over 250 cardiac centres including the US, Canada, the UK and South Africa, this study evaluates the impact of AGI-1067 on a composite measure of several outcome endpoints including death due to CHD, heart attack, stroke, revascularisation and hospital admission for unstable angina. The ARISE study is due to report by the end of 2006.

Details of all compounds in the CV pipeline are contained in the table on page 14.

PERFORMANCE 2005
Reported performance
Reported CV sales rose by 12% from $4,777 million in 2004 to $5,332 million in the current year. Strong growth from Crestor and Seloken more than offset the declines in Plendil and Zestril.

Underlying performance
Excluding exchange effects, cardiovascular sales grew by 10%.

Sales of Toprol-XL in the US increased by 32% for the full year to $1,291 million, which was ahead of underlying growth of 23% as a result of the destocking which occurred in 2004. Sales of Seloken in other markets were up 4% for the full year.

Atacand sales in the US were down 8% for the full year to $232 million, in line with the decline in total prescriptions. Increased promotion following regulatory approval for the heart failure indication has stabilised Atacand prescription market share over the second half of 2005. In other markets, Atacand sales were up 14% for the full year to $742 million.

Crestor sales for the full year reached $1,268 million, up 38%. Crestor sales in the US increased by 34% to $730 million for the full year, but were up just 4% against a difficult comparison versus fourth quarter last year. Crestor share of new prescriptions in the US statin market was 6.9% in the week ending 20 January 2006. Market share in the dynamic segment (new and switch patients) was 8.8% in that same week. In other markets, sales for the full year were up 41%, on good growth in Europe (up 44%) and Canada (up 25%). Volume share of the statin market for Crestor in November 2005 was 13.4% in Canada; 11.2% in the Netherlands; 11.7% in Italy; and 6.0% in France.

Plendil sales for the full year were down 23% worldwide as a result of generic competition in the US market, where sales declined by 49% to $84 million. Zestril sales also fell, by 27% from $440 million to $332 million.

Tenormin sales fell by 5% for the year although increased in the largest market, Japan, by 3% to $130 million.

Back to Contents

Business Review	17

PERFORMANCE 2004
Reported performance
CV sales grew by 22%, rising by $867 million from $3,910 million in 2003 to $4,777 million in 2004. This growth was driven by the first full year’s sales of Crestor.

Underlying performance
Excluding exchange effects of $214 million, CV sales grew by 17%.

Sales of Crestor worldwide for the full year reached $908 million. Prescription market share increased in all the major markets and was 10.3% in the Netherlands, and 3.8% in the UK. Crestor was launched in the spring of 2004 in France and Italy. Based on the latest weekly data, value share of the statin market for Crestor was 4.4% in France and 8.0% in Italy. In Canada the latest market share of monthly total prescriptions was 12.1%.

In the US, market share progress was more volatile, as a result of episodic media coverage of challenges to the safety profile of Crestor as discussed above. Sales for the year were $543 million. In the week ending 14 January 2005, Crestor share of new prescriptions was 6.0%. Market share in the dynamic segment (new and switch patients) was 8.2%.

Prescriptions for Toprol-XL in the US increased by 18% for the full year, twice the rate of growth in the beta blocker market. Market share of total prescriptions in December 2004 was 28.1%, up 1.9 points versus the previous year. Full year sales growth rate was 7%, which was below estimated underlying growth as a result of net stock movements year on year. Sales of Seloken outside the US were up 3%.

More than 70% of sales of Atacand come from markets outside the US. In these markets sales continued to show good growth (up 18% for the year). Sales in the US were down 4%, in line with prescription trends.

The rate of decline in Zestril sales reduced in 2004, with revenues falling by 15%. Falls were seen in all regions.

Plendil sales also fell in 2004, again in all regions. In particular, sales declined in the US in the second half of the year to end down 30%.

Tenormin worldwide sales were flat in 2004 compared to 2003. Growth in the US was offset by declines in Europe; sales elsewhere were broadly unchanged.

Back to Contents

18	AstraZeneca Annual Report
and Form 20-F Information 2005

GASTROINTESTINAL (GI) MEDICINES

2005 IN BRIEF

>	GLOBAL SALES OF NEXIUM WERE $4.6 BILLION

>	NOTICE OF ANDA FILED BY RANBAXY LABORATORIES IN RELATION TO ESOMEPRAZOLE MAGNESIUM RECEIVED BY ASTRAZENECA IN OCTOBER 2005. WE COMMENCED LITIGATION AGAINST RANBAXY IN THE US FOR INFRINGEMENT OF OUR PATENTS

>	NOTICE OF ANDA FILED BY IVAX IN RELATION TO ESOMEPRAZOLEMAGNESIUM RECEIVED BY ASTRAZENECA IN JANUARY 2006

>	NEXIUM PARENTERAL IS APPROVED IN 68 COUNTRIES AND APPROVAL OF NEXIUM FOR HEALING AND PREVENTION OF ULCERS ASSOCIATED WITH NSAID THERAPY HAS BEEN GRANTED IN THE FIRST 11 EU COUNTRIES TO DATE

>	LOSEC/PRILOSEC GLOBAL SALES WERE $1.7 BILLION WITH CONTINUED STRONG SALES GROWTH IN JAPAN

PRODUCTS Nexium (esomeprazole magnesium) is the first proton pump inhibitor (PPI) for the treatment of acid-related diseases to offer clinical improvements over other PPIs and other treatments.

Losec/Prilosec (omeprazole) was the first PPI, and is used for the short and long term treatment of acid-related diseases.

Entocort (budesonide) is a locally acting corticosteroid for the treatment of IBD with better tolerability than other corticosteroids and greater efficacy than aminosalicylic acid medicines.
PERFORMANCE
								2005 compared to		2004 compared to
	2005			2004			2003	2004		2003

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Nexium	4,633	702	48	3,883	479	102	3,302	18	19	15	18

Losec/Prilosec	1,652	(339)	44	1,947	(764)	146	2,565	(17)	(15)	(30)	(24)

Other	70	(19)	1	88	7	5	76	(21)	(20)	9	16

Total	6,355	344	93	5,918	(278)	253	5,943	5	7	(4)	–

PIPELINE

Compound	Mechanism	Areas under investigation	Phase				Estimated filing date

NCEs			PC	1	2	3	Europe		US

AZD9056	ion channel blocker	inflammatory bowel disease					>2008		>2008

AZD3355	inhibitor of transient lower	GERD					>2008		>2008
oesophageal sphincter
relaxations (TLESR)

AZD9343	inhibitor of transient lower	GERD					>2008		>2008
oesophageal sphincter
relaxations (TLESR)

AZD9272		GERD					>2008		>2008

AZD8081		functional GI disease					>2008		>2008

AZD6538		GERD					>2008		>2008

Line extensions

Nexium	proton pump inhibitor	NSAID GI side effects –					Promotable[1]		Filed
symptom resolution

Nexium	proton pump inhibitor	NSAID GI side effects –					Launched		Filed
ulcer healing

Nexium sachet	proton pump inhibitor	GERD					Q4 2006		Filed
formulation

Nexium	proton pump inhibitor	peptic ulcer bleeding					>2008	>	2008

Nexium	proton pump inhibitor	extra-oesophageal					>2008	>	2008
reflux disease

Discontinued projects

AZD7371		functional GI disease					We have discontinued these developments as a result of their failure to meet their target product profiles.

AZD0865		acid-related GI disease

AZD5745		acid-related GI disease

Abbreviations used in the pipeline table are explained on page 35.

1 Authorities stated these symptoms were already captured within the GERD label. Text stating “No clinical interaction with naproxen or rofecoxib” was approved.

Back to Contents

Business Review	19

We aim to maintain our number one position in GI treatments through continued market penetration for Nexium worldwide, coupled with high quality innovation and productivity in the research and development of new GI therapies.

PRODUCTS
Nexium has been evaluated in clinical studies involving 73,000 patients in over 60 countries and offers very effective acid inhibition. In the treatment of reflux oesophagitis, it provides healing and symptom relief in more patients and in a shorter period of time than Losec/Prilosec, lansoprazole or pantoprazole. It is an effective, long term therapy for patients with gastro-oesophageal reflux disease (GERD), with or without oesophagitis. For the treatment of active peptic ulcer disease, seven day Nexium triple therapy (in combination with two antibiotics for the eradication of H.pylori) heals most patients without the need for follow up anti-secretory therapy.

Nexium is used to treat a wide range of patients with acid-related disorders, including both newly diagnosed and also patients switched from other therapies such as omeprazole, other PPIs and H2-receptor antagonists.

Nexium was first launched in Sweden in August 2000 and it is now available in approximately 100 markets, including the US, Canada and all European countries. It has been well received by patients and physicians alike and close to 340 million patient treatments had been administered by the end of 2005.

The parenteral form of Nexium, used when oral administration is not applicable for the treatment of GERD, has now been approved in 68 countries including the US. During the year, further approvals have been granted in Europe for Nexium for healing and prevention of ulcers, associated with NSAID (non-steroidal anti-inflammatory drug) therapy. Nexium is also approved in the US for the reduction in the occurrence of gastric ulcers associated with continuous NSAID therapy in patients at risk of developing gastric ulcers. A regulatory filing for use of Nexium in paediatric GERD patients aged 12 years and above was submitted in Q4 in the US and the EU. We also filed an application for a formulation of delayed release granules for oral suspension of Nexium in the US in December.

In March 2004, Dr Reddy’s Laboratories Ltd. opened a Drug Master File with the FDA relating to the active ingredient of Nexium, esomeprazole magnesium. In October 2005, we received a notice from Ranbaxy Pharmaceuticals, Inc. of an Abbreviated New Drug Application (ANDA) filed with the FDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg, containing Paragraph IV certifications of invalidity and/or non-infringement with respect to Nexium. In November 2005, AstraZeneca commenced patent infringement litigation in the US District Court for the District of New Jersey against Ranbaxy and its affiliates in response to its Paragraph IV certifications regarding Nexium. Further information is set out on page 121.

In January 2006, AstraZeneca received a notice from IVAX Pharmaceuticals Inc. that IVAX Corporation has submitted an ANDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg. AstraZeneca is evaluating IVAX’s notice and continues to have full confidence in its intellectual property protecting Nexium. For more details see page 122.

Losec/Prilosec: Patients have benefited from over 800 million treatments with Losec/Prilosec since launch. Continued strong sales growth of Losec/Omepral was seen in Japan in 2005.

Patent protection for omeprazole, the active ingredient in Losec/Prilosec, has expired. In a small number of countries, including some major markets, patent term extensions or supplementary protection certificates have been granted for the active ingredient. Further information about the status of omeprazole patents and patent litigation, including details of generic omeprazole launches, is set out on pages 119 and 120.

In June, the European Commission notified us of its decision to impose fines totalling €60 million for alleged infringements of European competition law relating to certain omeprazole intellectual property and regulatory rights. AstraZeneca has appealed to the Court of First Instance. Details of this litigation are set out on page 121.

Entocort maintained its growth during 2005, based on its increasing acceptance as first line therapy for mild to moderate, active Crohn’s disease.

PIPELINE
In addition to exploring new areas of clinical use for Nexium and further strengthening the scope of its use in current areas, we focus on developing novel approaches to treating GERD, inflammatory bowel disease (IBD) and functional gastrointestinal disorders (FGD), such as irritable bowel syndrome (IBS) and functional dyspepsia.

AZD3355 and AZD9343 are reflux inhibitors in phase 1 for the treatment of GERD through a new targeted approach that inhibits transient relaxations of the lower oesophageal sphincter. This treatment will thus aim to prevent gastro-oesophageal reflux from occurring whereas PPIs are aimed at reducing the acid content of regurgitation.

Details of all compounds in the GI pipeline are contained in the table on page 18.

PERFORMANCE 2005
Reported performance
Gastrointestinal sales grew by 7% to $6,355 million in 2005 from $5,918 million in the previous year. The slowing in the decline of Losec sales and the continued strong performance of Nexium accounted for this growth.

Underlying performance
After excluding the effects of exchange, Gastrointestinal sales rose by 5%.

In the US, Nexium sales for the full year increased by 15% to $3,125 million. Nexium market share of total prescriptions in the US PPI market was 30.3% in December, up 3.2 percentage points versus December 2004. Strong growth in dispensed tablets (up 14%) was partially offset by lower realised prices resulting from performance-based contracts and Medicaid. Nexium was the only branded PPI to gain market share in 2005. Sales of Nexium in other markets reached $1,508 million for the full year (up 25%) on a 2 point gain in market share.

Losec/Prilosec sales were down 17% for the full year to $1,652 million. In the US sales were $264 million, a fall of 28%. In other markets, Losec sales declined 15%, although sales increased by 25% in Japan and by 16% in China.

Back to Contents

20	AstraZeneca Annual Report and
Form 20-F Information 2005

GI MEDICINES CONTINUED

PERFORMANCE 2004
Reported performance
GI performance in 2004 was broadly the same as 2003, with sales falling by only $25 million.

Underlying performance
On an underlying basis, GI sales fell by 4% ($278 million) as declines in Losec/Prilosec exceeded growth in Nexium.

In the US, dispensed tablet volume for Nexium increased by 20% for the year. As the impact of price was broadly neutral, reported sales growth of 10% (up to $2,716 million) reflected stock movements. Nexium share of total prescriptions in the US PPI market was 27.1% in December 2004. Sales of Nexium outside the US were up 29% on a strong performance in all major markets. Strong volume growth was the driver behind the increase.

US sales for Prilosec for the full year were down 58% in line with the decline in prescriptions.

Outside the US, sales of Losec were also down by 16% for the year. Sales grew 24% in Japan.

Back to Contents

Business Review	21

NEUROSCIENCE MEDICINES

2005 IN BRIEF

>	SEROQUEL SALES GREW 35% TO $2.8 BILLION

>	SEROQUEL STRENGTHENED ITSPOSITION AS MARKET-LEADING ATYPICAL IN THE US, INCREASING ITS SHARE OF THE MARKET FOR NEW PRESCRIPTIONS TO 30% IN DECEMBER

>	THE BOLDER II STUDY CONFIRMED THE RESULTS OF BOLDER I IN BIPOLAR DISORDER DEPRESSION AND LED TO THE SUBMISSION OF AN SNDA IN THE US IN DECEMBER

>	ANDA FILED BY TEVA IN RELATION TO QUETIAPINE IN SEPTEMBER. ASTRAZENECA FILED A LAWSUIT IN THE US AGAINST TEVA FOR INFRINGEMENT OF ASTRAZENECA’S SUBSTANCE PATENT PROTECTING SEROQUEL

>	NXY-059 PHASE 3 (SAINT) TRIALS CONTINUED

>	WE RESUMED FULL RESPONSIBILITY FROM MEDPOINTE, INC. FOR THE MARKETING, SALE AND DISTRIBUTION OF ZOMIG IN THE US

PRODUCTS
Seroquel (quetiapine fumarate) is an atypical anti-psychotic drug and is a first line, first choice treatment for a broad range of symptoms of schizophrenia and manic episodes in bipolar disorder.

Zomig (zolmitriptan) is for the treatment of migraine with or without aura.

Naropin (ropivacaine) is the world’s best selling, long-acting local anaesthetic. With its improved safety and mobility profile, it is replacing the previous standard treatment of bupivacaine in major markets.

Diprivan (propofol), an intravenous anaesthetic, is used in the induction and maintenance of anaesthesia, light sedation for diagnostic procedures and for intensive care sedation.

Xylocaine (lidocaine) continues to be the world’s most widely used local anaesthetic after 50 years on the market.

PERFORMANCE
								2005 compared to		2004 compared to
			2005			2004	2003		2004		2003

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Seroquel	2,761	710	24	2,027	496	44	1,487	35	36	33	36

Diprivan	369	(136)	5	500	24	18	458	(27)	(26)	5	9

Zomig	352	(11)	7	356	(12)	19	349	(3)	(1)	(3)	2

Local Anaesthetics	511	(44)	13	542	41	35	466	(8)	(6)	8	16

Other	66	(6)	1	71	(7)	5	73	(8)	(7)	(10)	(3)

Total	4,059	513	50	3,496	542	121	2,833	15	16	19	23

PIPELINE
Compound	Mechanism	Areas under investigation				Phase	Estimated filing date

NCEs			PC	1	2	3	Europe	US

NXY-059 (previously	free radical	stroke					1H 2007	1H 2007
Cerovive)	trapping agent

AZD3480 (TC-1734)	NNR agonist	cognitive disorders					>2008	>2008
(Targacept)

AZD9272		neuropathic pain					>2008	>2008

AZD3102		Alzheimer’s disease					>2008	>2008

AZD1080		Alzheimer’s disease					>2008	>2008

AZD2327		anxiety					>2008	>2008

AZD5904		multiple sclerosis					>2008	>2008

AZD6538		neuropathic pain					>2008	>2008

AZD8797		multiple sclerosis					>2008	>2008

AZD3783		anxiety and depression					>2008	>2008

AZD1940		nociceptive and					>2008	>2008
neuropathic pain

AZD9335		neuropathic pain					>2008	>2008

AZD3241		Parkinson’s disease					>2008	>2008

Line extensions

Seroquel SR	D2/5HT2	schizophrenia					3Q 2006	3Q 2006
antagonist

Seroquel		bipolar maintenance					2H 2007	1H 2007

Seroquel		bipolar depression					1H 2007	Filed

Seroquel SR		generalised anxiety					2008	2H 2007
disorder

Seroquel SR		major depressive					2008	2008
disorder

Discontinued projects

AZD7371		overactive bladder		We have discontinued these developments as a result of their failure to meet their target product profiles.

AZD8129 (AR-A2)		depression/anxiety

AZD4282		neuropathic pain

Abbreviations used in the pipeline table are explained on page 35.

Back to Contents

22	AstraZeneca Annual Report and
Form 20-F Information 2005

NEUROSCIENCE MEDICINES CONTINUED

We aim to deliver a range of life-changing medicines in the important areas of psychiatry, analgesia and neurology and to maintain our world leading position in anaesthesia.

PRODUCTS
Seroquel offers a well-established benefit/risk profile with proven efficacy and unique patient tolerability. This includes placebo-like effects in the licensed indications on extrapyramidal symptoms and prolactin across the dose range in schizophrenia and bipolar mania.

This profile has led to the increased use of Seroquel, substantially exceeding market growth in all markets commercialised by AstraZeneca. Seroquel is the market-leading atypical anti-psychotic in the US in terms of monthly new and total prescriptions. In Europe, Seroquel continues to grow two to three times faster than the atypical market, with key countries, such as Italy and Germany showing excellent market share gains.

Seroquel for the treatment of bipolar mania has now been licensed in 73 countries and is highly successful, with strong market share growth.

In the BOLDER I study, the results of which were published in the American Journal of Psychiatry in July, patients treated with Seroquel showed a statistically significant decrease in depressive episodes associated with bipolar disorder compared with patients receiving placebo and more than half of the Seroquel-treated patients achieved criteria for remission. Results from the similarly designed BOLDER II study in October confirmed the landmark results seen in BOLDER I.

This enabled a supplemental NDA (sNDA) submission to the FDA in December seeking approval for the indication of treatment of depressive episodes of bipolar disorder, which would further differentiate Seroquel within its class. If Seroquel receives FDA approval, it will be the first atypical to demonstrate efficacy at both poles in bipolar disorder. Seroquel would be the first monotherapy treatment available in the US for the treatment of depressive episodes of bipolar disorder. This would position Seroquel uniquely in market segments for which no other single agent anti-psychotic has an approved indication.

New dosage strengths of Seroquel 50mg and 400mg were approved in the US, which will enable greater flexibility in achieving recommended dosing and more convenient titration of dose.

In the US, a boxed warning relating to an increased risk of death in treatment of dementia-related psychosis in elderly patients was added to the labels of the class of atypical anti-psychotics, including Seroquel. (The atypical anti-psychotics are not approved for the treatment of dementia-related psychosis).

In September, Teva filed an Abbreviated New Drug Application (ANDA) in relation to quetiapine fumarate (the active ingredient in Seroquel) and in November, AstraZeneca filed a patent infringement lawsuit against Teva in the US. Further information is set out on page 122.

Zomig is available in a unique range of formulations to provide rapid migraine relief and is the prescription market leader in Europe. We resumed full responsibility from MedPointe, Inc. for the marketing, sale and distribution of Zomig in the US in April 2005.

Zomig Nasal Spray is a formulation that delivers fast pain relief and now accounts for 6% of Zomig sales.

Zomig Rapimelt is a rapidly dispersible formulation offering patients a convenient, orange-flavoured, melt-in-the-mouth tablet that now accounts for more than 35% of Zomig sales. The 5mg tablet is now approved and launched in most EU countries.

Diprivan is the world’s best selling intravenous anaesthetic. More than 90% of total Diprivan sales consist of Diprivan EDTA, a microbial-resistant formulation, which is approved in the majority of markets.

A second generic propofol product containing benzyl alcohol (microbial additive) was introduced by Bedford Laboratories in the US in mid-2005.

PIPELINE
Psychiatry
We are developing a sustained release (SR) formulation of Seroquel to expand the treatment options available for patients. Clinical trial results from a global registration programme for schizophrenia are scheduled to be available in the third quarter of 2006. A further expansion of the opportunities for Seroquel commenced recently with clinical programmes for generalised anxiety disorder (GAD) and major depressive disorders (MDD). These programmes also use the SR formulation but are not dependent upon the SR schizophrenia programme referred to above. They are targeted for filings in late 2007 and 2008.

Analgesia
In pain control, our research focus is nociceptive pain (caused by tissue damage) and neuropathic pain (caused by nerve damage).

There are now three candidate drugs in development from our collaboration with NPS Pharmaceuticals Inc.

Neurology
We have development programmes in stroke, multiple sclerosis, Parkinson’s disease and Alzheimer’s disease.

NXY-059 (previously known as Cerovive), licensed from Renovis, Inc., is a neuroprotectant with free radical trapping properties. It is under development for the treatment of acute ischaemic stroke, a disease with substantial need for new, effective therapies. Pre-clinical data show that NXY-059 preserves neurological function and brain tissue even when given after a substantial delay following the onset of ischaemia (measured in hours) that can readily be carried over into the design of clinical trials.

The development of neuroprotectants for stroke is a highly challenging area of drug development. It is difficult to achieve controlled clinical trial conditions in a setting where patients have just suffered a stroke and require immediate emergency care. It is also technically difficult. Our two pivotal SAINT (Stroke – Acute Ischaemic – NXY Treatment) trials were designed to mitigate the technical risks by aligning time to treatment and dosing in accordance with pre-clinical efficacy results. The SAINT trials compare the efficacy and safety of a placebo with a 72-hour intravenous infusion of NXY-059 given within six hours of the onset of symptoms. Results from the SAINT I trial in May 2005 showed a statistically significant and clinically relevant reduction in disability on the primary endpoint, the modified Rankin Scale. However, applying the pre-specified analysis for the trial, no statistical

Back to Contents

Business Review	23

difference was noted in neurological recovery. The SAINT II trial was expanded to include 3,200 patients following analysis of the results from the SAINT I trial and after consultation with regulators, with the aim of ensuring appropriate statistical power on the primary endpoint to detect at least the magnitude of improvement seen in the SAINT I trial. The statistical analysis of neurological status in SAINT II was adjusted to reflect lessons from the analysis of SAINT I. Regulatory filings in Europe and the US are currently planned for the first half of 2007 in light of the expanded size of the SAINT II study.

The CHANT (Cerebral Haemorrhage And NXY Treatment) trial assessing the safety and tolerability of NXY-059 in intracerebral haemorrhagic (as opposed to ischaemic) stroke that was initiated in 2004, has completed recruitment. Initial read-out of the results is expected to be available in the first quarter of 2006. The outcome of CHANT is intended to help determine whether NXY-059 can be used in clinical practice without the need first to test patients to establish whether they have suffered an ischaemic or haemorraghic stroke.

AstraZeneca has made the decision that Cerovive should be known as NXY-059, its code number, until it has been verified that key regulatory authorities have no objections to a new alternative trademark.

AZD3102, for the treatment of Alzheimer’s disease, is being developed in collaboration with Dyax Corp. and is one of our first ventures in the science of human monoclonal antibodies.

Our Neurology pipeline is further strengthened by the licensing and research collaboration agreement with Targacept Inc., which we announced in December 2005. This exclusive global agreement aims to develop and commercialise AZD3480 (TC-1734), a development compound in phase 2, for the treatment of cognitive disorders. The research collaboration also allows for the development of other compounds that act on neuronal nicotinic receptors (NNRs).

Details of all compounds in the pipeline in the areas of psychiatry, analgesia and neurology are contained in the table on page 21.

PERFORMANCE 2005
Reported performance
Sales in the Neuroscience therapy area rose by 16% in 2005, up to $4,059 million from $3,496 million in 2004. Seroquel was the principal driver of performance, recording a 36% increase in sales.

Underlying performance
On a constant exchange rate basis, Neuroscience sales grew by 15%.

Seroquel sales reached $2,761 million for the full year (up 35%), including $2,003 million in the US. Seroquel value share of the global atypical anti-psychotic market increased nearly 2.7 percentage points in the 12 months ended 30 September 2005. In the US, Seroquel sales increased 33% for the full year, ahead of prescription growth of 20% as a result of higher realised prices and favourable contract rebate adjustments. Seroquel share of new prescriptions in the US atypical anti-psychotic market increased to 29.8% in December 2005, up 2.2 percentage points over 2004. In other markets, sales for the full year increased by 40% on strong growth in Europe (up 48%), Asia Pacific (up 22%) and Canada (up 29%).

Zomig sales for the full year declined by 3% to $352 million, as growth in other markets (up 8%) was more than offset by an 18% decline in the US. The US decline was chiefly as a result of lower first quarter sales following the return of the distribution arrangements from MedPointe, which took effect from 1 April 2005.

Diprivan sales in other markets were down 8% for the full year to $369 million. US sales declined 44%, chiefly on lower prices as a result of the introduction of another generic product.

PERFORMANCE 2004
Reported performance
Neuroscience sales in 2004 grew by $663 million from $2,833 million in 2003 to $3,496 million, an increase of 23%.

Underlying performance
After excluding exchange effects of $121 million, underlying growth was 19%.

Seroquel exceeded $2 billion in annual sales for the first time with sales in the US for the full year 2004 up 33% at $1,504 million, in line with prescription growth of 30%. In December 2004, new prescription share reached 27.5%, a class leading increase of 4.6 points over December 2003. Seroquel sales outside the US increased 36% for the year to $523 million.

Zomig performance in the full year reflected the 10% decline in the US (down to $147 million), partially offset by slight growth (up 2% to $209 million) in the rest of the world.

Diprivan sales worldwide increased by 5%; growth of 15% in the US (sales of $264 million) more than compensated for declines in Europe. Local anaesthetics enjoyed growth in all markets.

Back to Contents

24	AstraZeneca Annual Report and
Form 20-F Information 2005

ONCOLOGY MEDICINES

2005 IN BRIEF

>	EXCELLENT GROWTH OF ARIMIDEX CONTINUED ON THE BASIS OF ATAC FIVE YEAR TREATMENT DATA. NEW DATA FROM ADDITIONAL COLLABORATIVE GROUP STUDIES CONFIRM DISEASE-FREE SURVIVAL ADVANTAGE OF ARIMIDEX OVER TAMOXIFEN

>	FASLODEX LAUNCHED IN ITALY, FRANCE AND SPAIN

>	FURTHER ANALYSIS OF DATA FROM EARLY PROSTATE CANCER CONFIRMED CASODEX 150MG AS AN EXCELLENT TREATMENT OPTION FOR MEN WITH LOCALLYADVANCED PROSTATE CANCER

>	ANNUAL ZOLADEX SALES EXCEED$1 BILLION FOR THE FIRST TIME

>	ZACTIMA GRANTED ORPHAN DRUG DESIGNATION BY THE FDA AND IN THE EU FOR THE INVESTIGATION OF MEDULLARY THYROID CANCER

PRODUCTS
Arimidex (anastrozole) is the world’s leading aromatase inhibitor by value.

Faslodex (fulvestrant) is an oestrogen receptor antagonist, with no agonist effects, that down-regulates the oestrogen receptor.

Casodex (bicalutamide) is the world’s leading anti-androgen therapy by value for the treatment of prostate cancer.

Zoladex (goserelin acetate implant), available in one month and three month depots, is the world’s second largest LHRH agonist by value.

Iressa (gefitinib) is an epidermal growth factor receptor-tyrosine kinase inhibitor (EGFR-TKI) that acts to block signals for cancer cell growth and survival.

Nolvadex (tamoxifen citrate) remains a widely prescribed breast cancer treatment.

PERFORMANCE
								2005 compared to		2004 compared to
			2005			2004	2003	2004		2003

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Casodex	1,123	97	14	1,012	92	66	854	10	11	11	19

Arimidex	1,181	354	16	811	249	43	519	44	46	48	56

Zoladex	1,004	65	22	917	(13)	61	869	7	9	(1)	6

Iressa	273	(118)	2	389	147	14	228	(31)	(30)	65	71

Faslodex	140	39	2	99	21	1	77	39	41	28	29

Nolvadex	114	(21)	1	134	(54)	10	178	(16)	(15)	(31)	(25)

Other	10	(5)	1	14	(5)	1	18	(36)	(29)	(28)	(22)

Total	3,845	411	58	3,376	437	196	2,743	12	14	16	23

PIPELINE
Compound	Mechanism	Areas under investigation	Phase				Estimated filing date

NCEs			PC	1	2	3	Europe	US

Zactima (ZD6474)	VEGF/EGF TKI inhibitor	NSCLC					>2008	>2008
with RET kinase activity

AZD2171	VEGF signalling inhibitor	NSCLC and CRC					>2008	>2008
(VEGFR-TKI)

Zactima (ZD6474)	VEGF/EGF TKI inhibitor	medullary thyroid cancer					>2008	>2008
with RET kinase activity

ZD4054	endothelin A receptor	prostate cancer					>2008	>2008
antagonist

Patrin™ (KuDOS)	AGT inhibitor	solid tumours					>2008	>2008

AZD0530	SRC kinase inhibitor	solid tumours and					>2008	>2008
haematological malignancies

AZD6244 (ARRY-	MEK inhibitor	solid tumours					>2008	>2008
142886)

AZD1152	aurora kinase inhibitor	solid tumours and					>2008	>2008
haematological malignancies

AZD4769		solid tumours					>2008	>2008

KU59436	PARP inhibitor	breast cancer					>2008	>2008
(KuDOS)

AQ4N (KuDOS)	hypoxia activated	solid tumours					>2008	>2008
cytotoxic

AZD9935	VEGFR-TKI	solid tumours					>2008	>2008

AZD0424	SRC kinase inhibitor	solid tumours					>2008	>2008

AZD8931		solid tumours					>2008	>2008

AZD4877		solid tumours					>2008	>2008

AZD7762		solid tumours					>2008	>2008

AZD5180		solid tumours					>2008	>2008
(Abgenix)

AZD1845		solid tumours					>2008	>2008

AZD8330		solid tumours					>2008	>2008

AZD3646		solid tumours and					>2008	>2008
haematological malignancies

Line extensions

Faslodex	oestrogen receptor	second line after					2008	2008
	antagonist	aromatase inhibitor
failure

Faslodex	oestrogen receptor	first line advanced breast					>2008	>2008
	antagonist	cancer

Faslodex	oestrogen receptor	adjuvant					>2008	>2008
antagonist

Iressa	EGFR-TK inhibitor	head and neck cancer					2H	1H
							2007	2007

Iressa	EGFR-TK inhibitor	breast cancer					>2008	>2008

Discontinued projects

AZD3841		solid tumours

AZD3409		solid tumours
We have discontinued these developmentsas a result of their failure to meet their target product profiles.
AZD5438		solid tumours

ZD6126		solid tumours

AZD4440		solid tumours

Discontinued line extension

Iressa		colo-rectal cancer

Abbreviations used in the pipeline table are explained on page 35.

Back to Contents

Business Review	25

We aim to maintain our position as a world leader in cancer treatment through continued growth of
Arimidex, Casodex and Zoladex, further launches of newer products such as Faslodex, and the successful introduction of novel approaches currently in the pipeline.

PRODUCTS
Arimidex continues to grow strongly, as it replaces tamoxifen as the preferred adjuvant treatment for post-menopausal women with hormone-receptor positive invasive early breast cancer. The large-scale ATAC study, first reported in December 2001 and most recently updated in December 2004, showed that Arimidex is significantly more effective in prolonging disease-free survival and has important tolerability benefits compared with tamoxifen. In December 2005, new data were presented at the San Antonio Breast Cancer Symposium that showed that Arimidex provides post-menopausal women with hormone-receptor positive invasive early breast cancer a better chance of surviving, compared with continued tamoxifen. The results of the latest studies show that by replacing tamoxifen with Arimidex, post-menopausal women being treated for hormone-receptor positive invasive early breast cancer may almost halve the likelihood of their disease returning and reduce their risk of dying by nearly a third. Survival is the ultimate goal in the treatment of early breast cancer and, to date, Arimidex is the only treatment in its class (aromatase inhibitors) to provide women with this potential benefit over tamoxifen.

Arimidex is also approved for the treatment of advanced breast cancer in post-menopausal women based on demonstrated advantages over tamoxifen and megestrol acetate.

Faslodex offers patients with hormone-sensitive, advanced breast cancer more hormonal options before having to resort to expensive and poorly-tolerated cytotoxic chemotherapy. Due to its novel mode of action, Faslodex offers an effective, well-tolerated additional treatment with the compliance and convenience benefits of a once monthly injection. Faslodex is now launched in 28 markets. It is indicated for the second line treatment of hormone-receptor positive, advanced breast cancer in post-menopausal women. Trials are ongoing to further investigate Faslodex in the treatment of post-menopausal breast cancer.

Casodex: The continued growth of Casodex has been driven by the use of Casodex 50mg in advanced prostate cancer and through the growth of Casodex 150mg, which is approved for use in early prostate cancer (EPC) in over

60 countries. Results for the third analysis of the EPC trial programme were presented in October and confirmed the role of Casodex 150mg as an excellent treatment option for men with locally advanced prostate cancer (which is a segment of early prostate cancer). Casodex conferred a reduced risk of disease progression – in men treated adjuvant to radiotherapy this has now resulted in a 35% reduction in the risk of death. However, for men with localised disease (i.e. confined to the prostate), this analysis showed no significant benefit in either disease progression or survival. Following regulatory submission of the results from the third analysis, the EPC indications are under review in several markets.

Zoladex is used for the treatment of prostate cancer (for which it is approved in 105 countries), breast cancer and gynaecological disorders. In EPC, Zoladex is the only luteinising-hormone releasing hormone (LHRH) agonist shown to improve overall survival when used in addition to either radical prostatectomy or radiotherapy. In breast cancer, Zoladex is widely approved for use in advanced breast cancer in pre-menopausal women. In a number of these countries, Zoladex is also approved for the adjuvant treatment of early stage pre-menopausal breast cancer as an alternative to and/or in addition to chemotherapy. Zoladex offers proven survival benefits for breast cancer patients with a favourable tolerability profile.

Iressa is indicated for the treatment of non-small cell lung cancer (NSCLC) in patients who have failed chemotherapy. Clinical trials and case studies have shown that Iressa is an active and generally well-tolerated treatment for some patients with lung cancer. Those patients who do benefit tend to do so quickly and sometimes results are dramatic.

Results from the ISEL study in 2004 showed that, while Iressa produced some improvement in survival, it failed to reach statistical significance compared with placebo in the overall population of advanced NSCLC patients and in the subgroup of patients with adenocarcinoma. However, the ISEL study confirmed a number of important clinical benefits for Iressa, including tumour shrinkage and a significant improvement in time to treatment failure.

Following the announcement of the ISEL study, AstraZeneca consulted regulatory agencies in the 36 countries where Iressa is approved. The label has since been revised in the US and now indicates that Iressa is only to be used in patients who are benefiting or have benefited from Iressa. The Japanese Ministry of Health, Labour and Welfare has not restricted the label and all 36 regulatory approvals remain, although the licence is suspended in one country (Switzerland).

Progress is being made in identifying those patients who are most likely to benefit from treatment with Iressa. Pre-planned subgroup analyses from the ISEL study demonstrated that patients of Asian ethnicity and those who had never smoked were the clinical subgroups most likely to benefit from Iressa treatment. In addition, analysis of the biomarker data from the ISEL study suggests that NSCLC patients who have tumours with a high epidermal growth factor receptor (EGFR) gene copy number have a higher likelihood of tumour shrinkage and increased survival when treated with Iressa compared to placebo. This analysis appears consistent with other reported literature.

We continue to believe that Iressa has a place in the treatment of advanced NSCLC and potentially other tumour types, and we continue to strive to complete a programme of work to confirm which patients in which treatment settings are most likely to benefit.

PIPELINE
Further phase 2 and 3 trials are underway and planned to evaluate the potential benefits of Iressa in NSCLC and other EGFR-driven tumours such as head, neck and breast cancers.

Signalling processes, which are critical to cancer cell division and survival, are the targets of a number of our novel compounds designed with different biological effects in mind, including anti-angiogenesis, anti-proliferation and anti-invasion.

Zactima (also known as ZD6474) is a unique once-daily oral multi-targeted anti-cancer therapy that selectively inhibits key signalling pathways involved in tumour growth, including VEGF, EGF and also RET kinase.

The results of two phase 2 studies in advanced NSCLC with Zactima (trials 003 and 006) were presented at the 11th World Conference on Lung Cancer in July. Both studies met their primary endpoints of prolonging progression-free survival in patients with advanced NSCLC.

Phase 3 studies evaluating the anti-tumour activity and impact on survival of Zactima in advanced NSCLC have been initiated. As well as showing promise in NSCLC, Zactima was granted orphan drug and fast track designation by the FDA for the investigation of medullary thyroid cancer. In December, Zactima received a positive opinion from the Committee for Orphan Medicinal Products (COMP) recommending Zactima for orphan drug designation for the treatment of patients with medullary thyroid cancer in the EU.Orphan drug designation was designed to encourage the development of products that demonstrate promise for the diagnosis, prevention and/or treatment of life-threatening or very serious conditions that are rare and

Back to Contents

26	AstraZeneca Annual Report and
Form 20-F Information 2005

ONCOLOGY MEDICINES CONTINUED

affect relatively few people (not more than five in 10,000 persons a year in the EU and fewer than 200,000 persons a year in the US). Fast track designation enables partnering with the FDA by providing opportunities to meet more regularly in order to obtain the FDA’s input into the drug development plan. It also enables a rolling submission of the NDA, thereby facilitating and expediting the development and review of new drugs intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

A phase 2 trial in hereditary medullary thyroid cancer is ongoing, and the anti-cancer activity of Zactima continues to be evaluated in other tumour types.

In 2005, based on the increasing evidence of the effectiveness of VEGF signalling inhibitors and encouraging pre-clinical and early phase 1 clinical data across a range of solid tumours, we decided to accelerate AZD2171 into phase 2/3 development for NSCLC and colo-rectal cancer and, in November, a pivotal phase 2/3 study in NSCLC commenced.

AZD5180 is the first candidate drug to enter pre-clinical development as a result of our collaboration with Abgenix Inc. This collaboration, which aims to discover fully human monoclonal antibodies for the treatment of cancer, has entered its third year.

Our oncology pipeline is further strengthened by the acquisition, announced in December, of KuDOS Pharmaceuticals Limited, a privately-owned UK biotechnology company, focused on the discovery and development of oncology therapies based on the inhibition of DNA repair.

This transaction provides AstraZeneca with a widely-recognised expert group and technology platform in an area of research that complements our existing capabilities in oncology. The DNA repair platform includes several different approaches towards inhibition of enzymes involved in the responses to various types of DNA damage. DNA repair inhibitors have the potential to kill cancer cells either as standalone therapy or by enhancing the efficacy of chemo- and radio-therapies.

The acquisition brings with it clinical and pre-clinical compounds and programmes, such as KU59436, an oral poly-ADP-ribose polymerase (PARP) enzyme inhibitor, which is currently in phase 1.

Details of all compounds in the oncology pipeline are contained in the table on page 24.

PERFORMANCE 2005
Reported performance
Oncology sales increased by 14% to reach $3,845 million in 2005, compared to $3,376 milion in 2004. Other than Iressa and Nolvadex, there was growth in all major products, particularly Arimidex.

Underlying performance
Excluding the effects of exchange, oncology sales grew by 12%.

Casodex sales in the US increased by 3% for the full year to $239 million. Total prescriptions were 3% lower than last year. Sales in other markets were up 11% for the full year, with Japan accounting for nearly half of this sales growth.

Arimidex sales increased 44% to $1,181 million for the full year. Arimidex value share of the market for hormonal treatments for breast cancer reached 50% in October, a share more than twice that of its closest competitor. In the US, sales of Arimidex were up 59% for the full year. Total prescriptions increased by 40% versus last year, on a 7.1 percentage point increase in market share. In other markets, full year sales were up 35% on excellent growth in Europe (up 35%) and Japan (up 27%).

Iressa sales were down 31% for the full year, chiefly as a result of the 63% decline in the US. Iressa sales in Asia Pacific increased 7% for the full year, as sales in China and other markets more than offset a 15% sales decline in Japan.

Sales for Faslodex for the full year reached $140 million (up 39%) as a result of good growth in Europe since marketing approval in March 2004. Sales in the US were up 11% for the year.

Zoladex sales for the full year increased 7% to $1,004 million, as good sales growth in other markets (up 13%) more than offset a 23% decline (from both volume and price effects) in the US.

PERFORMANCE 2004
Reported performance
Oncology sales increased by 23%, rising $633 million from $2,743 million in 2003 to $3,376 million in 2004.

Underlying performance
After eliminating the effects of exchange of $196 million, the underlying sales growth rate was 16%.

Casodex sales outside the US were up 11% for the year, totalling $780 million, particularly in Japan. Reflecting the maturity of the market in advanced prostate cancer, underlying performance in the US was essentially unchanged.

Arimidex had another year of excellent sales growth, with sales up 48% to $811 million as a result of increased use in the adjuvant treatment of early breast cancer. Sales in the US for Arimidex for the full year were up 52% at $300 million, in line with estimated underlying growth. New prescription market share for aromatase inhibitors plus tamoxifen reached 29.0% in December 2004, up 7.5 percentage points over 2003. Outside the US, sales of Arimidex were up 46% for the year at $511 million.

Iressa sales reached $389 million for the full year (up 65%), including $136 million in Japan. However, fourth quarter sales in the US for Iressa were $17 million (down 65%) – in view of the regulatory uncertainties and the increased probability of returns of unused product, revenue from sales made in the latter half of the quarter was not recognised. Until the situation stabilises, revenue from Iressa sales in the US will be recognised on confirmed patient usage rather than wholesaler shipment.

Zoladex sales remained substantially unchanged. Declines in the US and Europe were mitigated by a strong performance in Japan.

The rate of fall in Nolvadex sales slowed to 31%; sales in the US were negligible, although in Europe and Japan revenue declines were less pronounced.

Faslodex sales increased by 28% to reach $99 million. Launches in Europe contributed to the majority of this increase.

Back to Contents

Business Review	27

RESPIRATORY AND INFLAMMATION (R&I) MEDICINES

2005 IN BRIEF

>	SYMBICORTACHIEVED SALES OF $1.0 BILLION (UP 22%)AND GAINED ONE PERCENTAGE POINT OF TOTAL MARKET SHARE OF THE ICS/LABA MARKET

>	PULMICORT CONTINUEDTO SHOW STRONG PERFORMANCE WITH A STEADY GROWTH

>	IN SEPTEMBER, A SYMBICORT NDA WAS SUBMITTED TO THE FDA FOR APPROVAL OF A PMDI FOR MAINTENANCETREATMENT OF ASTHMA IN PATIENTS AGED 12 YEARS AND ABOVE

>	CLINICAL DATA PUBLISHED IN 2005 CONFIRMED THE EFFICACY AND SAFETY OF A NEW ASTHMA CONCEPT, SMART, WHICH RESULTED IN THE INITIATION OF THE EU MUTUAL RECOGNITION VARIATION PROCEDURE FOR SMART IN SEPTEMBER

>	DISCUSSIONS WITH THE UK REGULATORY AUTHORITIES INDICATE THAT FURTHER WORK IS REQUIRED ON THE PMDI PRODUCT FOR THE EU SUBMISSION

PRODUCTS
Symbicort (budesonide/formoterol) is an innovative and effective asthma and COPD treatment that offers superior efficacy with easily adjustable dosing.

Pulmicort (budesonide) is a corticosteroid anti-inflammatory inhalation drug that helps prevent symptoms and improves the control of asthma.

Pulmicort Respules (budesonide inhalation suspension) is the first and only nebulised corticosteroid in the US for children as young as 12 months.

Oxis (formoterol) is a beta-agonist therapy for asthma and COPD.

Rhinocort (budesonide) is a nasal steroid treatment for allergic rhinitis (hay fever), perennial rhinitis and nasal polyps.

Accolate (zafirlukast) is an oral leukotriene receptor antagonist for the treatment of asthma.

PERFORMANCE
								2005 compared to		2004 compared to
			2005			2004	2003	2004		2003

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Pulmicort	1,162	96	16	1,050	40	42	968	9	11	4	8

Symbicort	1,006	179	30	797	176	72	549	22	26	32	45

Rhinocort	387	21	5	361	(11)	8	364	6	7	(3)	(1)

Oxis	91	(14)	4	101	(28)	9	120	(14)	(10)	(24)	(16)

Accolate	72	(45)	1	116	7	2	107	(39)	(38)	6	8

Other	155	(7)	4	158	(8)	13	153	(5)	(2)	(5)	3

Total	2,873	230	60	2,583	176	146	2,261	9	11	8	14

PIPELINE

Compound	Mechanism	Areas under investigation		Phase			Estimated filing date

NCEs			PC	1	2	3	Europe		US

AZD9056	ion channel blocker	rheumatoid arthritis					>2008		>2008

AZD9056	ion channel blocker	COPD					>2008		>2008

AZD8955	collagenase inhibitor	osteoarthritis					>2008		>2008

AZD3778	chemokine receptor	rhinitis					>2008		>2008
antagonist

AZD8309	chemokine receptor	rheumatoid arthritis					>2008		>2008
antagonist

AZD8309	chemokine receptor	COPD					>2008		>2008
antagonist

AZD3342	protease inhibitor	COPD					>2008		>2008

AZD1981		asthma					>2008		>2008

AZD6067	protease inhibitor	COPD					>2008		>2008

AZD6703		rheumatoid arthritis					>2008		>2008

AZD6357		osteoarthritis					>2008		>2008

AZD7928		COPD					>2008		>2008

AZD2914		COPD					>2008		>2008

AZD2392		asthma/rhinitis					>2008		>2008

AZD1744		asthma/rhinitis					>2008		>2008

AZD5672		rheumatoid arthritis					>2008		>2008

AZD3825		asthma					>2008		>2008

AZD1236		COPD					>2008		>2008

AZD4818		COPD					>2008		>2008

AZD5069		COPD					>2008		>2008

AZD9668		COPD					>2008		>2008

AZD9215		asthma					>2008		>2008

AZD1678		asthma					>2008		>2008

AZD6605		osteoarthritis					>2008		>2008

Line extensions

Symbicort Turbuhaler	inhaled steroid/fast onset,	SMART					Filed
long-acting ß2agonist

Symbicort pMDI	inhaled steroid/fast onset,	asthma					Filed	[1]	Filed
long-acting ß2agonist

Symbicort pMDI	inhaled steroid/fast onset,	COPD					Filed	[1]	2008
long-acting ß2agonist

Discontinued projects

AZD3778		asthma
We have discontinued these
AZD9056		osteoarthritis		developments as a result
of their failure to meet their
AZD2098		asthma		target product profiles.

AZD0902		rheumatoid arthritis

Abbreviations used in the pipeline table are explained on page 35.

1 To be supplemented in 2008 with data supporting two additional strengths.

Back to Contents

28	AstraZeneca Annual Report and
Form 20-F Information 2005

R&I MEDICINES CONTINUED

We aim to build on our leading position in asthma treatment through the growth of key products, particularly Symbicort, new indications and market launches and the successful introduction of novel approaches to other areas of inflammatory disease such as COPD, rheumatoid arthritis and osteoarthritis.

PRODUCT
Symbicort is an innovative treatment that provides rapid, effective control of asthma whilst allowing doctors the opportunity to individualise treatment to meet the needs of the patient through adjustable dosing. This enables doctors to tailor a patient’s treatment to address day-to-day triggers of asthma in a single inhaler for all situations, thereby achieving greater efficacy than with fixed doses. It is the only combination product currently on the market that offers these benefits.

Symbicort is currently marketed in the Turbuhaler dry powder device, which is approved in 93 countries and launched in more than 70. Symbicort is not yet approved for sale in the US, although as described below, a US regulatory submission has been filed for Symbicort in a pressurised Metered Dose Inhaler (pMDI).

2005 saw the publication of two key studies, STAY and COSMOS, which reinforced the advantage of the new asthma treatment concept, Symbicort Maintenance and Reliever Therapy (SMART). STAY showed that this new approach, which uses Symbicort Turbuhaler, was more effective than fixed dose Symbicort. COSMOS demonstrated that the SMART concept was more effective than fixed dose fluticasone dipropionate/salmeterol. This concept is being pioneered by Symbicort and it allows patients the flexibility to intervene at the first signs of symptoms to prevent deterioration, thereby reducing the risk of an asthma attack. This treatment concept, which represents a change from current medical practice, is possible with Symbicort as it contains formoterol, a bronchodilator which is both rapid-acting and long-lasting, coupled with the corticosteroid budesonide to provide an important anti-inflammatory effect. If approved, SMART would make asthma treatment more effective and simpler for both the physician and the patient.

In late 2004, the EU regulatory application for SMART (previously called Symbicort Single inhaler Therapy) was withdrawn to allow more data to be submitted. On the basis of additional data from further ongoing studies, including in total 13,000 patients with mild to moderate asthma, an EU mutual recognition variation procedure for SMART began in September 2005.

Symbicort is also approved for use in chronic obstructive pulmonary disease (COPD) where trial data have shown it reduces exacerbation rates compared to a long-acting bronchodilator alone.

Pulmicort remains one of the world’s leading asthma medicines and is available in several forms, including the Turbuhaler dry powder inhaler, a pressurised metered dose inhaler and the Respules suspension for the treatment of children.

Pulmicort Respules (budesonide inhalation suspension) is the first and only nebulised corticosteroid in the US for children as young as 12 months. It has grown strongly as a result of its beneficial profile and it has strengthened its position as the inhaled corticosteroid of choice for the treatment of children under five with asthma. A regulatory application for Pulmicort Respules was filed in Japan in October 2004.

In September, AstraZeneca received a notice from IVAX Pharmaceuticals Inc. that IVAX had submitted an Abbreviated New Drug Application to the FDA for a budesonide inhalation suspension. In October, AstraZeneca filed a patent infringement action against IVAX in the US. Further information is set out on page 122.

Oxis is a therapy with a fast onset and long-acting clinical effect for the relief of asthma symptoms. Oxis is added to the treatment regime when corticosteroid treatment alone is not adequate.

Rhinocort combines powerful efficacy with rapid onset of action and minimal side effects and is available as a once daily treatment in the Rhinocort Aqua (nasal spray) and the Turbuhaler dry powder inhaler forms.

PIPELINE
We focus on developing new approaches with novel mechanisms of action for currently unmet medical needs in COPD, asthma, rheumatoid arthritis and osteoarthritis.

In September 2005, we submitted an NDA to the FDA for approval of Symbicort for the maintenance treatment of asthma, in patients aged 12 years and above. The Symbicort NDA submission is based on 27 phase 1, 2 and 3 trials designed to assess the efficacy and safety of Symbicort in a pMDI. The NDA submission seeks approval for two strengths of Symbicort (80/4.5 and 160/4.5 micrograms). The FDA review is ongoing.

During 2005, regulatory authorities in the UK expressed a number of concerns about the EU submission for the pMDI product and in particular its ability to match the posology of the approved Turbuhaler product. Further work is planned to address these concerns, and the filing will be supplemented in 2008 with data to support two additional strengths of the pMDI product.

Details of all compounds in the R&I pipeline are contained in the table on page 27.

Since November 2004, excellent progress has been made in the alliance with Cambridge Antibody Technology plc (CAT). CAT and AstraZeneca are working on six discovery projects: one pre-existing CAT discovery programme adopted into the alliance and five new programmes, all of which had progressed to lead identification stage on schedule by June 2005. Selection of the next targets for alliance discovery projects is already underway and during the next year, both companies intend to commence a further five programmes.

In March 2005, AstraZeneca and Sumitomo Pharmaceuticals expanded the existing pre-clinical research collaboration in the respiratory disease area. In May 2005, AstraZeneca and Schering AG entered into in a research

Back to Contents

Business Review	29

collaboration and cross-licensing agreement in the area of selective glucocorticoid receptor agonists. Under the terms of the three year agreement, AstraZeneca will have an exclusive, worldwide licence to develop and market compounds for rheumatoid and respiratory diseases while Schering AG will have an exclusive, worldwide licence for all other indications.

PERFORMANCE 2005
Reported performance
Continued growth from Symbicort drove the increase in reported sales for R&I, which grew by 11% from $2,583 million in 2004 to $2,873 million in 2005.

Underlying performance
On a constant exchange rate basis, sales in R&I increased by 9%.

Symbicort sales for the full year reached $1,006 million. Sales growth was 22% for the full year, as market share continues to increase in the fast growing combination product segment of the asthma and COPD markets. Over 80% of Symbicort sales were made in Europe in 2005 – the US pMDI regulatory filing was made on 23 September 2005.

Sales of Pulmicort were up 9% for the full year, as the 18% growth in the US (fuelled by a 28% increase in Pulmicort Respules) to $682 million more than offset a 2% decline in other markets.

Rhinocort sales were up 6% for the full year, chiefly on sales of Rhinocort Aqua in the US (up 7%), where price changes and managed care rebate adjustments more than offset the 10% decline in total prescriptions. Rhinocort sales in the US were $277 million.

PERFORMANCE 2004
Reported performance
R&I sales grew by 14% from $2,261 million to $2,583 million, an increase of $322 million, principally as a result of higher sales of Symbicort.

Underlying performance
R&I underlying growth was $176 million, with sales up 8%.

Symbicort sales were up 32% to $797 million in the year on share gains in the fast growing combination product segments of the asthma and COPD markets. The majority of Symbicort sales were in Europe (up 29% to $701 million).

More than 40% of global Pulmicort sales came from the sales of Pulmicort Respules in the US. A 17% increase in US Pulmicort Respules sales resulted in a 4% increase in worldwide sales for Pulmicort. Sales of Pulmicort in the US rose 13%, more than compensating for the 9% decline in Europe.

Sales for Rhinocort were down 3% for the year as a result of a broadly flat performance for the US market for inhaled nasal steroids in general, including Rhinocort Aqua.

The increase in Accolate sales was driven by price increases in the US (sales up 18%).

Back to Contents

30	AstraZeneca Annual Report
and Form 20-F Information 2005

INFECTION MEDICINES

2005 IN BRIEF

>	ANNUAL MERREM SALES EXCEEDED $500 MILLION FOR THE FIRST TIME

>	STEADY UNDERLYING GROWTH FOR MERREM IN THE US (25%), EUROPE (13%) AND GLOBALLY (15%) DESPITE THE NEED TO RESTRICT SUPPLY TO CUSTOMERS DURING TEMPORARY MANUFACTURING DISRUPTIONS

>	SNDA APPROVED FOR MERREM IN THE US FOR TREATING SKIN AND SKIN STRUCTURE INFECTIONS

>	WORK DEDICATED TO FINDING A NEW TREATMENT FOR TUBERCULOSIS CONTINUES AT OUR R&D FACILITY IN BANGALORE, INDIA

PRODUCTS
Merrem/Meronem* (meropenem) is an intravenous carbapenem antibiotic for the treatment of serious, hospital-acquired infections.

Abbreviations used in the pipeline table are explained on page 35.

* Licensed from Sumitomo Pharmaceuticals Co., Ltd.

PERFORMANCE
								2005 compared to		2004 compared to
			2005			2004	2003	2004		2003

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Merrem	505	67	15	423	53	24	346	15	19	15	22

Other	102	(16)	2	116	(20)	6	130	(14)	(12)	(16)	(11)

Total	607	51	17	539	33	30	476	9	13	7	13

PIPELINE
Compound	Mechanism	Areas under investigation	Phase				Estimated filing date

NCEs			PC	1	2	3	Europe	US

CytoFab™	anti-TNF-alpha	severe sepsis					>2008	>2008
(Protherics)	polyclonal anti-body

Line extensions

Merrem	carbapenem antibiotic	skin and soft tissue
		infections						Launched

We aim to build a franchise in the treatment of infectious diseases by increasing sales of Merrem and by exploiting our traditional, structural and genomic-based Discovery technologies to bring new products to market.	Work dedicated to finding a new treatment for tuberculosis continues at our R&D facility in Bangalore, India. Tuberculosis remains a worldwide threat and is newly diagnosed in approximately two million people every year in India and over eight million people worldwide. For more information on our tuberculosis programme in India, see the separate Corporate Responsibility Summary Report 2005.

PIPELINE
Our R&D facility in Boston, US is progressing a range of projects using state-of-the-art structural and genomic-based technologies to deliver innovative anti-bacterial agents to the infection pipeline.	PERFORMANCE 2005
Reported performance
Infection sales grew by 13% to $607 million from $539 million in 2004, with Merrem sales increasing by 19%.

Our infection pipeline is further strengthened by the global development and commercialisation agreement for Protherics plc’s anti-sepsis product CytoFab™, which we announced in December. Sepsis is a life-threatening condition resulting from uncontrolled severe infections, which affects an estimated three million people a year worldwide. AstraZeneca will be responsible for the further development of CytoFab™, an anti-TNF-alpha polyclonal anti-body fragment (Fab) product, as a treatment for TNF-alpha mediated diseases in man, with an initial target indication of severe sepsis. Current plans are to start the pivotal phase 3 study for CytoFab™ in the US and EU in 2007, following completion of improvements to the current manufacturing process.
Underlying performance
After excluding the effects of exchange, infection sales grew by 9%. Underlying growth of 15% from Merrem, with sales of $505 million, was the principal driver of this growth.

PERFORMANCE 2004
Reported performance
Infection sales growth was 13% as revenues rose by $63 million to $539 million.

Underlying performance
Excluding exchange effects of $30 million, underlying sales in Infection increased by $33 million (7%).

The performance of the therapy area was driven by Merrem sales, particularly in Europe with growth of 14% to $221 million.

Back to Contents

Business Review	31

GEOGRAPHIC REVIEW

2005 IN BRIEF

>	THE US DELIVERED A STRONG YEAR, DRIVEN NOTABLY BY NEXIUM, SEROQUEL,CRESTOR,TOPROL-XL AND ARIMIDEX

>	ASTRAZENECA MAINTAINED ITS MARKET POSITION AS THE SECOND LARGEST PHARMACEUTICAL COMPANY IN CANADA

>	THE REST OF THE WORLD DELIVERED A STRONG YEAR, DRIVEN BY KEY GROWTH PRODUCTS (NEXIUM, CRESTOR, SYMBICORT, SEROQUEL AND ARIMIDEX) AND FAST-DEVELOPING ECONOMIES

>	IN EUROPE, GROWTH PRODUCTS WERE UP 30% AGAINST 2004,WITH SIGNIFICANT MARKET SHARE GAINS FROMCOMPETITOR PRODUCTS

>	IN ASIA PACIFIC,ASTRAZENECA IS RANKED FOURTH AND WAS THE FASTEST GROWING COMPANY AMONG THE TOP 10 PHARMACEUTICAL COMPANIES

>	JAPAN CONTINUED TO GROW AHEAD OF THE MARKET, DUE LARGELY TO ARIMIDEX, CASODEX, ZOLADEX AND LOSEC

>	SALES IN THE LATIN AMERICA REGION INCREASED BY 25%, DRIVEN BY BRAZIL,VENEZUELA AND MEXICO

GEOGRAPHIC SALES PERFORMANCE
								2005 compared to		2004 compared to
			2005			2004	2003	2004		2003

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

US	10,771	1,140	–	9,631	883	1	8,747	12	12	10	10

Europe	8,463	598	216	7,649	204	736	6,709	8	11	3	14

Japan	1,527	114	(17)	1,430	130	111	1,189	8	7	11	20

ROW	3,189	290	183	2,716	362	150	2,204	15	21	17	23

Total	23,950	2,142	382	21,426	1,579	998	18,849	10	12	9	14

NORTH AMERICA	Early in 2005, Seroquel became the number one prescribed atypical anti-psychotic on the market, surpassing the long time market leader, risperidone. Seroquel posted yearly prescription growth of 20% and two million added prescriptions. In the US, a boxed warning relating to an increased risk of death in treatment of dementia-related psychosis in elderly patients was added to the labels of the class of atypical anti-psychotics, including Seroquel. (The atypical anti-psychotics are not approved for the treatment of dementia-related psychosis.) The Company also submitted an sNDA to the FDA seeking approval for a new indication for Seroquel for the treatment of patients with depressive episodes associated with bipolar disorder.
US
Reflecting our commitment to attain market leadership in a highly competitive and challenging environment, sales for AstraZeneca US rose by 12% from $9,631 million to $10,771 million. The combined sales of Nexium, Seroquel, Crestor, Toprol-XL and Arimidex were $7,625 million, which represented 71% of our total US sales. AstraZeneca is currently the fifth largest pharmaceutical company in the US with our sales representing a 5% share of US prescription pharmaceutical sales. Sales for Aptium Oncology (previously Salick Health Care) and Astra Tech rose by 10% and 53% in 2005 to $335 million and $29 million respectively.

Nexium leads the PPI market for both total prescriptions and capsules dispensed. Nexium achieved a 30.3% prescription market share, with growth of 12%, ahead of any other branded PPI. Virtually no price erosion was seen until the fourth quarter. This was achieved despite an increasingly challenging market, with increases in discounting and rebating due to the availability of Prilosec OTC and generic omeprazole, the advent of Medicare contracting and competitive pressures. In 2006 and beyond, the above challenges are likely to exert increasing pressure on Nexium pricing. Safety concerns regarding NSAID and Cox-2 inhibitors have led to a significant decrease in prescription NSAID use, which further affected PPI market growth.	Sales of Crestor were $730 million despite the residual effects of the earlier unfounded allegations concerning its safety, which slowed the uptake of the product in the US. We remain confident that Crestor offers greater LDL-cholesterol lowering with a safety profile in line with other marketed statins, a view based on extensive clinical trial and post-marketing data. Adjustments to managed care formularies ahead of the imminent entry of generic simvastatin into the US arket, the introduction of the Medicare Part D drug benefit and the competitive impact of combination statin therapies are changing the dynamics of the US statin market. It is not possible to quantify the impact on Crestor at this time.

During 2005, the Company filed two sNDAs with the FDA for Nexium: paediatric GERD patients aged 12 years and above and Zollinger-Ellison syndrome. An NDA was also filed for a formulation of delayed-release granules for oral suspension.

Back to Contents

32	AstraZeneca Annual Report and
Form 20-F Information 2005

GEOGRAPHIC REVIEW CONTINUED

Sales of Toprol-XL were $1.3 billion and in the fourth quarter of 2005, Toprol-XL surpassed Norvasc™ in total prescriptions to become the most prescribed branded anti-hypertensive in the US. In addition, Toprol-XL maintained its position in the US as the most prescribed product by cardiologists across all classes (including hypertensives). The NDA for a fixed dose combination product comprising Toprol-XL and hydrochlorothiazide was submitted to the FDA in October 2005. Patent litigation has been progressing against three companies seeking FDA approval to sell generic metoprolol succinate. On 17 January 2006, summary judgement was entered against AstraZeneca. We will appeal. Further information is set out on page 123.

In January 2006 we were served with a putative class action anti-trust complaint in the US by Meijer Inc. and Meijer Distribution, Inc. The complaint makes sham litigation claims based on the above patent decision. For more details see page 123.

Atacand received approval for a new indication for heart failure in May following the positive recommendation of an FDA Advisory Committee.

Arimidex, the leading aromatase inhibitor, continued its strong growth trajectory, bolstered by the positive results of the ATAC trial published in late 2004.

Pulmicort Respules, the only inhaled corticosteroid approved in the US for children as young as 12 months, has experienced strong sales growth of greater than 20% over the previous year.

An NDA was filed in September for Symbicort, a combination of budesonide and formoterol. This application is for maintenance treatment of asthma in patients aged 12 years and above for two strengths (80/4.5 and 160/4.5 micrograms).

The sales organisation continued to improve its productivity and focus during 2005. The sales force effectiveness programme put into place over the last two years continues to bring value to both pharmaceutical sales specialists and customers. AstraZeneca has continued to improve its reputation among pharmacy benefits managers, ranking number one in two major syndicated surveys.

In the US, fee for service agreements were implemented with 30 wholesalers with the aim of helping to manage stock and service in the trade channel. The agreements have been highly effective in managing demand and stabilising inventory. These replace the previous agreements known as inventory management agreements, which were reported on last year.

The Medicare Prescription Drug Benefit (the Benefit) became effective on 1 January 2006. AstraZeneca is fully committed to the success of the Benefit. The mechanism for delivering the Benefit via the private market system is developing. The Center for Medicare and Medicaid Services has announced that there will be sufficient Medicare Advantage –Prescription Drug Plans (MA-PDs) and Prescription Drug Plans (PDPs) in each of the regions to deliver the Benefit. AstraZeneca has completed negotiations of contracts with MA-PDs and PDPs, and is encouraged with its current level of projected access in this new market segment. AstraZeneca expects the effect of the Benefit to be broadly neutral in the short term. The eventual effect of the Benefit on AstraZeneca’s business will be variable across our portfolio, but will be the cumulative result of the outcome of key variables such as:

>	The number of Medicare Eligible Individuals (MEIs) who sign up for the Benefit.

>	The degree and timing of population shifts of MEIs from existing drug benefit plans (i.e. either employer or independent coverage plans).

>	The distribution of covered lives amongst plans.

>	The number of Medicare beneficiaries with access to AstraZeneca medicines.

>	The extent of additional demand resulting from beneficiaries without current or sufficient prescription drug coverage.

>	Ultimately, the beneficiary satisfaction level with the Benefit and the benefit providers.

For more information on US price regulation, see also page 44.

With the implementation of the Benefit, AstraZeneca is fully committed to supporting education and outreach initiatives for this vulnerable population, so that they have the necessary information to make an informed decision on this important personal healthcare choice. This is being implemented through several initiatives, including a grant to the National Council on the Aging (NCOA) that will enable NCOA and related entities to undertake a major national effort designed to help people with Medicare understand the new Medicare prescription drug coverage (Part D) and be prepared to make the enrolment decision that they believe is right for them.

The issues of cross-border movement of products into the US and coverage for the non-Medicare eligible uninsured will continue to be debated among state and federal elected officials, the media and special interest groups during 2006. Specifically with regard to state activity, the industry could see an increase in threats of price control and additional efforts to regulate sales and marketing activity. We also expect additional focus by the FDA on drug safety, risk communication and direct-to-consumer advertising.

Canada
During 2005, three products (Crestor, Nexium and Seroquel) achieved $100 million in annual sales for the first time. Total sales for the year were $976 million, an underlying growth of 2% (reported 11%). AstraZeneca maintained its market position as the second largest pharmaceutical company in Canada. Crestor maintained its number two market ranking, supported by the recently launched Crestor Healthy Changes Support Program which helps patients to understand better and improve the management of their cholesterol and to develop a healthier lifestyle. The ATAC clinical study was a key driver of strong growth for Arimidex in 2005. Seroquel became the leader in new prescriptions in the atypical market in the fourth quarter. Several new indications for our marketed products were approved. Seroquel was approved for the treatment of bipolar mania disorder in late 2004. Atacand, one of AstraZeneca Canada’s key growth products, received regulatory approval for the treatment of symptomatic heart failure. Merrem received its eighth indication for the treatment of complicated skin and skin structure infections, and Crestor also received approval for the 5mg dose. In line with our continued efficiency drive, we launched a new Siebel-based customer contact and information management system to support improved field force and organisational efficiency in customer interactions.

In May 2005, the Canadian Federal Court of Appeal quashed Apotex’s marketing approval for a generic omeprazole capsule product. The Supreme Court of Canada granted Apotex leave to appeal and allowed Apotex to continue selling its omeprazole capsules pending that appeal. For more details, see page 120.

We secured business partnerships designed to reinvigorate several important established AstraZeneca products. We entered into a sales and distribution agreement with Theramed Corporation for the promotion of Plendil and Rhinocort. We also entered into agreements with partners for the promotion of Zestoretic and Imdur to ensure they maintain a significant place in their respective markets.

Back to Contents

Business Review	33

REST OF THE WORLD
Sales in the rest of the world performed strongly, up 9% to $12,203 million on an underlying basis (+12% on a reported basis). On an underlying basis, key growth products (Nexium, Crestor, Symbicort, Seroquel and Arimidex) were up 31% against 2004 (reported growth 34%). Sales in emerging markets were up a healthy 19% on an underlying basis (24% on a reported basis). This increase was underpinned by continued investments in sales and marketing initiatives.

Europe
Sales in Europe were up 8% (reported +11%) to $8,463 million, with strong underlying demand in Germany, the UK and Central and Eastern Europe (CEE). With a 5% market share, we were ranked as the fifth largest prescription drug company.

Nexium (underlying +24%, reported +27%), Symbicort (underlying +21%, reported +24%), Crestor (underlying +44%, reported +47%), Arimidex (underlying +35%, reported +38%) and Seroquel (underlying +48%, reported +51%) all performed strongly, each one of them taking significant market share from competitors. Excluding sales of patent-expired products ($1,059 million, down 21% on an underlying basis and 19% on a reported basis), sales in Europe were up an underlying 14% (reported 17%).

Widespread government pricing controls continued to slow the overall rate of market growth in Europe, although the impact was less severe than in 2004.

Our sales in France were up an underlying 1% (reported 4%), giving us a ranking of fourth. We continued to see good sales growth in our key growth products (+32% underlying, +35% reported), which minimised the ongoing effect of Losec patent expiry.

Germany enjoyed a very strong year, with sales of $1,223 million. Good growth in the German market as a whole (+20% underlying, 23% reported) was affected during the year by a reduction in the special rebate on sales of non-reference priced products (from 16% to 6%) as well as new reference price groups. Our recently launched products enjoyed strong momentum and have gained market share, with Symbicort now the leading brand (in volume terms) and Nexium the number one prescribed PPI (in volume terms) (IMS Health, VIP) since the first quarter in 2005.

In Italy, sales were $1,152 million. Following launch in 2004, Crestor continued to be a key driver for growth (+94% underlying, +98% reported). Casodex (+3% underlying, +6% reported), our third biggest product, and Arimidex (+31% underlying, +33% reported) are market leaders in the anti-androgens market and aromatase inhibitors market respectively. Nexium sales were up 16% on an underlying basis (reported 19%) and the approval for risk reduction of NSAID-associated stomach ulcers earlier in 2005 is expected to continue to drive future sales.

In the UK, sales were $757 million, driven primarily by Symbicort (+75% underlying, +77% reported) and Seroquel (+14% underlying, +16% reported). Arimidex benefited from expanded use into adjuvant breast cancer.

In Spain, sales were $730 million, driven by Nexium (+82% underlying, +88% reported) and Seroquel (+40% underlying, +42% reported).

In June 2005, the European authorities approved wider use of Arimidex to include the adjuvant treatment of post-menopausal women with hormone receptor positive early invasive breast cancer.

Strong sales were recorded in CEE (+29% underlying, +37% reported), particularly in Russia, where the pharmaceutical market benefited from the introduction of a federal reimbursement list for pharmaceuticals.

Japan
In Japan, strong growth from Casodex (+16% underlying, +15% reported), Zoladex (+15% underlying, +14% reported), Losec (+25% underlying, +23% reported) and Arimidex (+27% underlying, +25% reported) drove overall sales up an underlying 8% (7% reported) to $1,527 million. Iressa sales declined by 15%, following the publication of the ISEL trial result. We again grew ahead of the market in 2005 (+8% against +5%) and we were ranked 14th. Since the launch of Crestor in April, we have initiated, together with Shionogi & Co. Ltd., a post-marketing surveillance programme at specific medical institutions in accordance with Ministry of Health, Labour & Welfare requirements. The programme started around April 2005 and is expected to take 18 to 24 months. Significant sales of Crestor in Japan are not anticipated before completion of this programme. An interim report is due in the second half of 2006, which will determine the subsequent course of the programme and thereafter the full-scale launch schedule.

Asia Pacific (excluding Japan)
We delivered another strong year in Asia Pacific, with sales up 15% to $1,386 million (reported 20%). AstraZeneca was ranked fourth and was the fastest growing among the top 10 pharmaceutical companies.

Sales in the largest market in the region, Australia, were $504 million, driven by a 36% increase in sales of recently launched products (excluding an exchange benefit of 8%), which more than offset declining sales of Losec. In China, of the 24 multi-nationals surveyed by the Hong Kong Association of the Pharmaceutical Industry, we are the largest prescription drug company (third ranking overall) and with underlying growth of 33% (reported 34%), we are one of the fastest growing pharmaceutical companies.

On an underlying basis, sales in South Korea were up 23% (38% reported) to $137 million, driven by a strong performance of our recently launched products. Sales in Taiwan increased by 8% on an underlying basis (14% reported), in a market where growth was significantly inhibited by government policies. In South East Asia, we enjoyed average underlying growth of 17% with particular success in Thailand (30%).

Latin America
Sales in the Latin America region increased by 17% on an underlying basis (reported 25%) to $579 million, driven by Brazil, Venezuela and Mexico. Sales in the rest of Latin America were up 20%. Merrem remained our best selling product (+16%), while sales of Crestor (+27%) and Nexium (+34%) continued to be very dynamic.

In Mexico, the largest market in the region, sales reached $233 million. In Brazil, we achieved underlying growth of 18% and Nexium is the brand leader in a highly fragmented market.

Middle East & Africa
Underlying sales growth in the Middle East was 10% (reported 17%), driven by strong sales of Nexium, Symbicort and Atacand.

Back to Contents

34	AstraZeneca Annual Report and
Form 20-F Information 2005

RESEARCH AND DEVELOPMENT

We remain committed to sustainable development of our business and the continued delivery of new, medically important and differentiated medicines.

In 2005, our research and development investment totalled $3.4 billion ($3.5 billion in 2004, $3 billion in 2003). The results of the strong drive to increase productivity are becoming evident in the sustained size of the early development portfolio: during 2005, another 25 candidate drugs (CDs) were selected (18 in 2004 and 15 in 2003).

In Development, we aim to successfully turn CDs into marketed medicines, as well as acquiring new projects through in-licensing and acquisition to supplement in-house Discovery efforts where appropriate. At the end of 2005, there were 45 projects in the pre-clinical phase and 17, 15 and 29 projects in clinical phases 1, 2 and 3 respectively.

In 2005, our continued commitment to R&D included investments in laboratory facilities in Sweden, the UK and the US and at the Bangalore site in India. Training and development of our employees is an integrated and continuous process.

During 2005, we changed the way we manage and prioritise our portfolio, both at the early development stage and when a project reaches the point when it requires input from our Global Marketing and Business Development (GMBD) teams.

DISCOVERY
In Discovery, our scientists work together across boundaries to exchange ideas, to promote best practice and to maximise the opportunities that are offered by our size and global reach. We focus on finding novel medicines for targeted unmet medical needs in our chosen areas of activities. This work is supported by other specialised Discovery groups in Safety Assessment and Process R&D who also support the projects in their progress through Development and lifecycle management. 2005 saw the formation of three global discovery functions: Discovery Enabling Capabilities & Science, Discovery Information and Development Drug Metabolism Pharmacokinetics, each supporting all research areas. They provide skills platforms in compound management, structural chemistry, bio-imaging, transgenics, pathway analysis, protein science, and information science and informatics.

Improving productivity in Discovery remains a core priority. Our strategic initiatives are directly aligned to improving the quality of biological targets and chemical leads, so that we can eliminate, at an earlier stage, those compounds that are unlikely to make it through clinical development. For example, collaboration between clinical medicine and basic science (Discovery Medicine) continues to help us gain a better understanding of human diseases and the suitability of future medicines to prevent and treat those diseases. Alongside continued investment in improved lead generation capability, we are introducing, where possible, high throughput testing of safety and drug metabolism/pharmacokinetics much earlier into the process, so that CDs chosen for development are more likely to succeed. We have also made changes so that all CDs in future will undergo formal one-month toxicology studies before being accepted into development. This should both reduce early attrition and speed up progress towards human exposure. In 2005, this process was applied to some of the 25 new CDs.

DEVELOPMENT
People in our Development organisation specialise in clinical research, regulatory affairs and pharmaceutical development. They work globally in project delivery-focused teams that bring together all the relevant functional skills and experience needed for the robust, rapid progress of new medicines and the management of development risks.

Our focus in 2005 was the continuing progression of the early development portfolio, which resulted in the initiation of new phase 3 projects for each of Zactima, AZD2171 and AZD6140. The phase 3 programme for Galida continued to progress well and for NXY-059 (previously known as Cerovive), following the positive results of SAINT I, the SAINT II study was expanded to improve the likelihood of confirming the findings of SAINT I. We also supported regulatory submissions or approvals for new uses that broaden the claims or geographic coverage of Nexium, Symbicort, Arimidex and Seroquel.

Progression of the early development portfolio has resulted in three projects achieving “positive proof of principle” in clinical studies in 2005 and eight new projects entering human testing.

In 2005, the Executive Director of Development, who was appointed in January 2005, oversaw the implementation of a change programme to enhance project delivery and improve

Development’s interfaces with the Discovery and GMBD organisations. A new Development Projects function has been established to support project management and leadership of our global product teams. We have streamlined our R&D operating model to achieve clearer roles, responsibilities and improved portfolio review and decision-making. A Development Productivity Improvement programme should help us to make better use of our assets and deliver more projects with the same resources. We are continuing to invest in China and, in 2005, a number of projects for accelerated clinical development in China were identified.

BIOLOGICS
As a company whose success is built on leading-edge science, it is essential that we continuously monitor new capabilities and identify opportunities that will help us to develop the next generation of medicines that offer better results for patients. Biological molecules present such an opportunity and, during the last few years, have been the fastest growing segment of the pharmaceutical market. Biological molecules are usually produced naturally by living organisms in response to disease – for example, anti-bodies. New technologies have opened up the possibility of imitating and improving on the natural response, where it is not itself being effective. As part of a comprehensive biopharmaceutical strategy, we are determined to secure a significant share of this market by building on the two collaborations described below. By playing an active role in the development of these new technologies, we aim to bring new medicines based on them to patients as early as possible.

LICENCES, ALLIANCES AND COLLABORATIONS
To complement our in-house R&D capabilities, over 200 new collaborations have been entered into in 2005 with leading academic centres and biotechnology companies, bringing the total number of active R&D collaborations and agreements to more than 1,700.

As reported earlier, in 2003 and 2004 we entered into two significant collaborations with, respectively, Abgenix Inc. and Cambridge Antibody Technology. These collaborations are aimed at discovering human monoclonal anti-body drug candidates and expanding the range of disease mechanisms and targets that they can address. The Cambridge Antibody Technology collaboration is for respiratory and inflammation targets, whilst the collaboration with Abgenix Inc. is for cancer targets.

Back to Contents

Business Review	35

(In December, Abgenix announced that it was to be acquired by Amgen.) We are reviewing all aspects of our research, operations and commercialisation process to ensure that the Company can meet the challenges of bringing these new biological medicines to market for the benefit of patients as quickly and effectively as possible.

In line with our strategy of pursuing targeted acquisition, licensing and partnership opportunities where appropriate, we have entered into a number of significant externalisation transactions to strengthen our mid- to late-stage pipeline in some of our key therapy areas:

>	Cardiovascular: reverse cholesterol transport enhancers collaboration with Avanir (including AZD2479 in phase 1); and AGI-1067 (phase 3), an investigational oral drug for the treatment of atherosclerosis, with AtheroGenics Inc.

>	Respiratory and Inflammation: disassociated steroids with Schering AG – selective glucocorticoid receptor agonists (SEGRAs).

>	Oncology: Anti-cancer target protein kinase B (Akt), with Astex Therapeutics; and acquisition of KuDOS Pharmaceuticals Limited, which will extend the Oncology pipeline to include inhibitors of DNA repair.

>	Infection: CytoFab™ (phase 2), polyclonal antibody for the treatment of severe sepsis, with Protherics.

>	Neuroscience: neuronal nicotinic receptor compounds to improve cognitive recognition in Alzheimer’s disease and schizophrenia with Targacept, including TC-1734 (phase 2).

Further details are provided in the respective therapy area sections. This externalisation activity supplements and complements our internal ongoing Discovery and Development projects and processes.

The following glossary is used for the pipeline tables in the therapy areas on pages 14, 18, 21, 24, 27 and 30 and in the Development Pipeline on pages 36 and 37.

Abbreviations:
5HT	5-hydroxytryptamine (serotonin)
5HT1B	1B subtype of 5HT receptor
5HT2	2 subtype of 5HT receptor
ADP	adenoside diphosphate
AF	atrial fibrillation
AGT	06-alkylguanineDNA-alkyltransferase
CHF	congestive heart failure
COPD	chronic obstructive pulmonary disease
CPU	carboxy peptidase-U
CRC	colo-rectal cancer
D2	2 subtype of dopamine receptor
EGFR-TKI	epidermal growth factor receptor-tyrosine
kinase inhibitor
GERD	gastro-oesophageal reflux disease
GI	gastrointestinal
H	half year
HCTZ	hydrochlorothiazide
IBAT	ilial bile acid transport
IV	intravenous
MEK	mitogen activated (extra-cellular
signal-regulated kinase) kinase
MI	myocardial infarction
NCE	new chemical entity
NNR	neuronal nicotinic receptor
NSAID	non-steroidal anti-inflammatory drug
NSCLC	non-small cell lung cancer
PARP	poly-ADP-ribose polymerase
PC	pre-clinical: candidate drug accepted
for development but not yet administered
to man
pMDI	pressurised metered dose inhaler
PPAR	peroxisome proliferator-activated receptor
Q	quarter
SMART	Symbicort Maintenance and
Reliever Therapy
SRS	sarcoma
TLESR	transient lower oesophageal sphincter
relaxations
VEGFR-TKI	vascular endothelial cell growth factor
receptor-tyrosine kinase inhibitor
VTE	venous thromboembolism
>2008	not earlier than 2009

Back to Contents

36	AstraZeneca Annual Report and
Form 20-F Information 2005

DEVELOPMENT PIPELINE AT 2 FEBRUARY 2006

Estimated filing date

Therapy area	Compound	Mechanism	Areas under investigation	Europe	US

PRE-CLINICAL: NCEs

CV	AZD8450		dyslipidaemia	>2008	>2008

CV	AZD6370		diabetes	>2008	>2008

CV	AZD8593		haemostasis	>2008	>2008

CV	AZD1175		diabetes/obesity	>2008	>2008

CV	AZD2207		diabetes/obesity	>2008	>2008

CV	AZD1305		arrhythmias	>2008	>2008

CV	AZD1092		diabetes	>2008	>2008

CV	AZD4121		dyslipidaemia	>2008	>2008

GI	AZD8081		functional GI disease	>2008	>2008

GI	AZD6538		GERD	>2008	>2008

Neuroscience	AZD3102		Alzheimer’s disease	>2008	>2008

Neuroscience	AZD1080		Alzheimer’s disease	>2008	>2008

Neuroscience	AZD2327		anxiety	>2008	>2008

Neuroscience	AZD5904		multiple sclerosis	>2008	>2008

Neuroscience	AZD6538		neuropathic pain	>2008	>2008

Neuroscience	AZD8797		multiple sclerosis	>2008	>2008

Neuroscience	AZD3783		anxiety and depression	>2008	>2008

Neuroscience	AZD1940		nociceptive and neuropathic pain	>2008	>2008

Neuroscience	AZD9335		neuropathic pain	>2008	>2008

Neuroscience	AZD3241		Parkinson’s disease	>2008	>2008

Oncology	AZD9935	VEGFR-TKI	solid tumours	>2008	>2008

Oncology	AZD0424	SRC kinase inhibitor	solid tumours	>2008	>2008

Oncology	AZD8931		solid tumours	>2008	>2008

Oncology	AZD4877		solid tumours	>2008	>2008

Oncology	AZD7762		solid tumours	>2008	>2008

Oncology	AZD5180 (Abgenix)		solid tumours	>2008	>2008

Oncology	AZD1845		solid tumours	>2008	>2008

Oncology	AZD8330		solid tumours	>2008	>2008

Oncology	AZD3646		solid tumours and haematological malignancies	>2008	>2008

R&I	AZD6067	protease inhibitor	COPD	>2008	>2008

R&I	AZD6703		rheumatoid arthritis	>2008	>2008

R&I	AZD6357		osteoarthritis	>2008	>2008

R&I	AZD7928		COPD	>2008	>2008

R&I	AZD2914		COPD	>2008	>2008

R&I	AZD2392		asthma/rhinitis	>2008	>2008

R&I	AZD1744		asthma/rhinitis	>2008	>2008

R&I	AZD5672		rheumatoid arthritis	>2008	>2008

R&I	AZD3825		asthma	>2008	>2008

R&I	AZD1236		COPD	>2008	>2008

R&I	AZD4818		COPD	>2008	>2008

R&I	AZD5069		COPD	>2008	>2008

R&I	AZD9668		COPD	>2008	>2008

R&I	AZD9215		asthma	>2008	>2008

R&I	AZD1678		asthma	>2008	>2008

R&I	AZD6605		osteoarthritis	>2008	>2008

PHASE 1: NCEs

CV	AZD2479 (Avanir)	reverse cholesterol transport enhancer	dyslipidaemia	>2008	>2008

CV	AZD6610		dyslipidaemia/diabetes	>2008	>2008

CV	AZD8677		dyslipidaemia/diabetes	>2008	>2008

GI	AZD3355	TLESR	GERD	>2008	>2008

GI	AZD9343	TLESR	GERD	>2008	>2008

GI	AZD9272		GERD	>2008	>2008

Neuroscience	AZD9272		neuropathic pain	>2008	>2008

Oncology	AZD0530	SRC kinase inhibitor	solid tumours and haematological malignancies	>2008	>2008

Oncology	AZD6244 (ARRY-142886)	MEK inhibitor	solid tumours	>2008	>2008

Oncology	AZD1152	aurora kinase inhibitor	solid tumours and haematological malignancies	>2008	>2008

Oncology	AZD4769		solid tumours	>2008	>2008

Oncology	KU59436 (KuDOS)	PARP inhibitor	breast cancer	>2008	>2008

Oncology	AQ4N (KuDOS)	hypoxia activated cytotoxic	solid tumours	>2008	>2008

Abbreviations used in the above tables are explained on page 35.

Back to Contents

Business Review	37

Estimated filing date

Therapy area	Compound	Mechanism	Areas under investigation	Europe	US

PHASE 1: NCEs CONTINUED

R&I	AZD8309	chemokine receptor antagonist	rheumatoid arthritis	>2008	>2008

R&I	AZD8309	chemokine receptor antagonist	COPD	>2008	>2008

R&I	AZD3342	protease inhibitor	COPD	>2008	>2008

R&I	AZD1981		asthma	>2008	>2008

PHASE 2: NCEs

CV	AZD7009	anti-arrhythmic IV	atrial fibrillation – conversion	2008	2008

CV	AZD9684	CPU inhibitor	thrombosis	>2008	>2008

CV	AZD0837	thrombin inhibitor	thrombosis	>2008	>2008

GI	AZD9056	ion channel blocker	inflammatory bowel disease	>2008	>2008

Neuroscience	AZD3480 (TC-1734 Targacept)	NNR agonist	cognitive disorders	>2008	>2008

Oncology	Zactima (ZD6474)	VEGF/EGF TKI inhibitor with RET kinase activity	medullary thyroid cancer	>2008	>2008

Oncology	Patrin™ (KuDOS)	AGT inhibitor	solid tumours	>2008	>2008

Oncology	ZD4054	endothelin A receptor antagonist	prostate cancer	>2008	>2008

R&I	AZD9056	ion channel blocker	rheumatoid arthritis	>2008	>2008

R&I	AZD9056	ion channel blocker	COPD	>2008	>2008

R&I	AZD8955	collagenase inhibitor	osteoarthritis	>2008	>2008

R&I	AZD3778	chemokine receptor antagonist	rhinitis	>2008	>2008

Infection	CytoFab™ (Protherics)	anti-TNF-alpha polyclonal antibody	severe sepsis	>2008	>2008

PHASE 2: LINE EXTENSIONS

GI	Nexium	proton pump inhibitor	extra-oesophageal reflux disease	>2008	>2008

Oncology	Iressa	EGFR-TK inhibitor	breast cancer	>2008	>2008

PHASE 3: NCEs

CV	Galida	PPAR agonist	diabetes/metabolic syndrome	2H 2007[5]	2H 2007[5]

CV	AGI-1067 (AtheroGenics)	anti-atherogenic	atherosclerosis	1H 2007	1H 2007

CV	AZD6140	ADP receptor antagonist	arterial thrombosis	>2008	>2008

Neuroscience	NXY-059 (previously Cerovive)	free radical trapping agent	stroke	1H 2007	1H 2007

Oncology	Zactima (ZD6474)	VEGF/EGF TKI inhibitor with RET kinase activity	NSCLC	>2008	>2008

Oncology	AZD2171	VEGF signalling inhibitor (VEGFR-TKI)	NSCLC and CRC	>2008	>2008

PHASE 3: LINE EXTENSIONS

CV	Atacand	angiotensin II antagonist	diabetic retinopathy	>2008	>2008

CV	Crestor	statin	atherosclerosis	1H 2007	1H 2007

CV	Crestor	statin	outcomes CHF	>2008	>2008

CV	Crestor	statin	outcomes renal	2008	2008

CV	Seloken/Toprol-XL	beta blocker	HCTZ combination	Launched	Filed

CV	Exanta	thrombin inhibitor	prevention of stroke in AF	Filed[1]	Filed[2]

GI	Nexium	proton pump inhibitor	NSAID GI side effects – symptom resolution	Promotable[3]	Filed

GI	Nexium	proton pump inhibitor	NSAID GI side effects – ulcer healing	Launched	Filed

GI	Nexium sachet formulation	proton pump inhibitor	GERD	Q4 2006	Filed

GI	Nexium	proton pump inhibitor	peptic ulcer bleeding	>2008	>2008

Neuroscience	Seroquel SR	D2/5HT2 antagonist	schizophrenia	3Q 2006	3Q 2006

Neuroscience	Seroquel	D2/5HT2 antagonist	bipolar maintenance	2H 2007	1H 2007

Neuroscience	Seroquel	D2/5HT2 antagonist	bipolar depression	1H 2007	Filed

Neuroscience	Seroquel SR	D2/5HT2 antagonist	generalised anxiety disorder	2008	2H 2007

Neuroscience	Seroquel SR	D2/5HT2 antagonist	major depressive disorder	2008	2008

Oncology	Faslodex	oestrogen receptor antagonist	second line after aromatase inhibitor failure	2008	2008

Oncology	Faslodex	oestrogen receptor antagonist	first line advanced breast cancer	>2008	>2008

Oncology	Faslodex	oestrogen receptor antagonist	adjuvant	>2008	>2008

Oncology	Iressa	EGFR-TK inhibitor	head and neck cancer	2H 2007	1H 2007

R&I	Symbicort Turbuhaler	inhaled steroid/fast onset, long-acting ß2 agonist	SMART	Filed

R&I	Symbicort pMDI	inhaled steroid/fast onset, long-acting ß2 agonist	asthma	Filed[4]	Filed

R&I	Symbicort pMDI	inhaled steroid/fast onset, long-acting ß2 agonist	COPD	Filed[4]	2008

Infection	Merrem	carbapenem antibiotic	skin and soft tissue infections		Launched

Comment: As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

[1]	Switched to EU centralised procedure.
[2]	AstraZeneca continues discussions with the FDA but the current assessment is that it is unlikely that a way forward for Exanta registration in the US will be identified.
[3]	Authorities stated these symptoms were already captured within the GERD label. Text stating “No clinical interaction with naproxen and rofecoxib” was approved.
[4]	To be supplemented in 2008 with data supporting two additional strengths.
[5]	Subject to the results of phase 3 studies and regulatory discussions.

Back to Contents

38	AstraZeneca Annual Report and
Form 20-F Information 2005

COMMERCIALISATION AND PORTFOLIO MANAGEMENT

One of the biggest challenges facing any pharmaceutical company is maintaining the quality of its portfolio. Careful prioritisation of emerging research opportunities, development of these opportunities to meet market needs and securing maximum potential from our marketed brands, together are a core value driver for AstraZeneca.

The new Global Marketing and Business Development (GMBD) function (formerly known as Product Strategy & Licensing) is accountable for AstraZeneca’s Global Strategic Marketing. This means working alongside research and development, our local marketing units and, most importantly, our external customers to ensure the delivery of differentiated, sustainable brands that address unmet medical needs.

Designed to enhance this capability, GMBD is directly responsible for global marketing activities of marketed and pre-launch brands, including optimising their lifecycles; ensuring strong commercial direction in the management of our research activities and developing brands portfolio; leading portfolio and brand development decisions; and leading in-licensing and alliance activities to enhance the portfolio. All these activities are driven by core customer insight, identified and developed by this team. Increasingly, our customer base and their respective needs have become much more complex. The attitudes of regulators and payer groups, as well as physicians, patients and other healthcare professionals are key drivers of both our product development and marketing activities.

Disease target product profiles (TPPs) are defined at an early stage in the Discovery process in order to provide guidance for R&D activity and to help shape the marketing strategy. The profile is based on our insight into market needs and the drivers behind recommending, prescribing, paying for and taking the medication. When a candidate drug transitions into Development, a specific TPP is developed, based on product features and benefits, medical and health outcomes information, market positioning, demonstration of value and the competitive environment. This profile is used throughout the development programme to prioritise further investment.

GMBD is also responsible for developing the global strategic communications for each brand, working closely with the major marketing units. With the development of new communication channels and an increasing appetite for healthcare information among patients and physicians, it is increasingly important to develop clear, consistent global communication programmes for our brands which are integrated across the communication channels. As part of the recent reorganisation, a greater focus has been put on developing our strategic communication capabilities.

E-BUSINESS
We continue to exploit internet strategy and e-marketing technologies to facilitate and enhance our commercial activities. In particular, we focus on maximising the opportunities for effectively communicating with customers, and for driving efficiencies across the value chain.

Growing numbers of healthcare professionals actively seek information from us via the internet and we aim to maintain a flow of high quality medical education which informs and supports appropriate use of our medicines. Where appropriate, we also communicate with patients via this route to promote awareness of our medicines, the diseases they treat and how they should be properly taken. AstraZeneca is recognised as one of the industry leaders for online marketing and educational communication to customers.

We also use the web to communicate with a wide range of stakeholders and others who have an interest in our business activities. During the year, we launched a variety of new internet sites including eCME.com, which provides a library of interactive continuing medical education courses for an international audience of healthcare professionals, and astrazenecaclinicaltrials.com, which makes publicly available clinical trial data, results and other information from or regarding AstraZeneca-sponsored clinical trials. For more information, see the separate Corporate Responsibility Summary Report 2005.

Internet-enabled processes have brought efficiency and effectiveness gains across our research and commercial activities, facilitating the rapid sharing and distribution of information within and outside the organisation.

As internet services continue to grow in diversity and value to our customer groups, we continue to monitor and evaluate new techniques and technologies to achieve our business objectives and ensure ongoing competitiveness. The use of analytics and measures is also critical to our understanding of how we can continue to leverage the opportunities presented by this medium.

Back to Contents

Business Review	39

SUPPLY

We measure our performance using four key metrics: customer service, supply capability, cost efficiency and licence to operate.

CUSTOMER SERVICE
A core priority is to provide first class customer service for all products and in all markets, thereby ensuring we can support the continued growth of our business. Our supply chains are designed to maximise flexibility and the application of our new supply system continues to deliver progressive customer service benefits. With a few temporary exceptions, major products and line extensions were successfully supported with supplies available to meet market demand.

SUPPLY CAPABILITY
Process improvements, investments in additional capacity and the effective use of external contractors ensure the secure and effective supply of our products. As part of our overall risk management, we carefully consider the timing of investment to ensure that secure supply chains are in place for our products. We have a programme in place to provide appropriate supply capabilities for our new products including an assessment of needs for new technologies (such as biologics). Capital expenditure on supply and manufacturing facilities totalled $206 million ($352 million in 2004), which included the upgrading of formulation manufacturing facilities for tablets and sterile manufacturing facilities. The total level of investment was less than that in 2004, when larger than average investments were authorised.

We have a wide range of suppliers. AstraZeneca’s global purchasing policies and processes, together with our Integrated Risk Management (IRM) process, are aimed at ensuring uninterrupted supply of raw materials and other key supplies, all of which are purchased from a range of suppliers. Our process systematically examines a range of risks to global supply, such as disasters that remove supply capability or the unavailability of key raw materials. It ensures that these risks are mitigated by the implementation of contingency plans, including the appropriate use of dual or multiple suppliers and maintenance of appropriate stock levels. Although the price of raw materials may fluctuate from time to time, our global purchasing policies seek to avoid such fluctuations becoming material in our business. During 2005 we have felt the effect of increased oil prices, although the impact on our business has not been material.

COST EFFICIENCY
2005 saw the continued focus on our new supply system, which has demonstrated progressive benefits, with higher customer service levels, reduced manufacturing lead times and consequently lower stock levels. The programme has now been substantially implemented throughout the supply network, and we are now focusing on driving further improvements.

During 2005, there was also continued focus on a wide-ranging cost and efficiency programme, leveraging the benefits arising from our new supply system. This delivered significant benefits in the year, and we are expecting further progress in 2006 and beyond.

Cost efficiencies are also driven by continuous review of our manufacturing assets to make sure that they are being used most effectively, whilst preserving the flexibility we need to respond to fluctuations in demand. Our bulk drug facility in Guayama (Puerto Rico) was sold during 2005. We also sold our facilities in Naucalpan, Mexico and in Manila, the Philippines. We will continue to make further adjustments to our manufacturing base to ensure optimum utilisation of production facilities.

The purchasing Category Management process was fully implemented during 2005 and we are now working on securing value delivery from all areas of external expenditure.

Additionally, a number of internet-enabled sourcing projects are enhancing our purchasing practices and delivering clear, measurable value.

LICENCE TO OPERATE
We are committed to delivering a secure basis for assured product quality that ensures both the safety and efficacy of our medicines. As part of this, the outcomes of routine internal inspections as well as those by regulatory authorities are rigorously reviewed and, if required, actions are taken to further enhance compliance consistently across the Company. The results of all external inspections carried out during 2005 were satisfactory and we did not experience any material supply difficulties due to regulatory compliance issues at our sites or those of our contractors. Despite our best endeavours, a small number of product recalls were necessary during the year. Each of these recalls was product- and market-specific and all of them were completed successfully. They ranged from text errors on the cartons to specific problems with a device. Lessons learned from each recall are used to ensure that such a problem does not re-occur.

Safety, health and environment (SHE) operating standards are increasingly stringent, with regulators placing particular emphasis on environmental issues and the safety of chemicals. AstraZeneca’s manufacturing sites operate under various regulatory and licensing regimes and internal management systems, and we are focused on meeting all applicable requirements. There are currently no SHE issues that constrain AstraZeneca from fully utilising any sites.

The Company continues to track, participate actively in, and pursue internal initiatives relating to, international research and policy developments associated with emerging SHE policy and legislative matters. Examples include pharmaceuticals in the environment, chemical control regulations and global climate change. It is possible that we could incur capital or operational costs in connection with future voluntary activities or regulatory developments relating to these issues including, for example, process or equipment changes associated with wastewater quality, raw material substitutions, “green chemistry” initiatives or energy efficiency. We are addressing these matters proactively (for example, we have started our preparatory work for the implementation of the EU REACH regulation, expected to be formally implemented in 2007).

Our aim for continuous improvement includes learning from incidences of non-compliance and sharing good practice to further promote high standards.

Further information and statistics about our SHE performance can be found in the separate Corporate Responsibility Summary Report 2005 or on our website: astrazeneca.com.

Back to Contents

40	AstraZeneca Annual Report and
Form 20-F Information 2005

MANAGING RISK

Core to our continued success is our ability to identify and effectively manage the risks to our business, be they strategic, operational, compliance, reputational, financial or environmental.

Backed by our Group Risk & Control Policy, we continue to drive the integration of risk management into all our activities, to ensure managers understand the importance of identifying business risks and how they should be managed. Appropriate tools include a risk management framework that all managers can use to recognise, assess and actively manage the challenges in their areas.

Much of this work is facilitated by the Risk Advisory Group (RAG), led by the Chief Financial Officer and consisting of representatives from each business function. The role of RAG continues to be advisory and is to assist senior management in identifying and assessing our main business risks in a co-ordinated manner. It focuses in particular on cross-functional risks, linking risk management to business performance reporting and sharing best practice across the organisation to drive continuous improvement in this area. RAG reports twice a year to the Senior Executive Team and its reports on the Company’s risk profile are reviewed annually by both the Audit Committee and the Board. We have a dedicated team of Integrated Risk Management professionals who are deployed, where appropriate, to assist senior managers in identifying, assessing and developing strategies for managing risk in their respective areas of responsibility. The team also carries out a rolling programme of training staff in effective integrated risk management and develops networks for the sharing and embedding of best practice.

The main areas of risk that AstraZeneca faces are summarised below. Many of these areas of risk are discussed in more detail elsewhere in this Report. See also the more detailed list of Risk Factors on pages 154 to 156.

BRINGING A NEW MEDICINE TO MARKET
The path to a new medicine is a long, complex, expensive and risky process.

Research and development
Every new medicine is the result of an intensive discovery and development process, taking between 10 and 15 years and typically costing over $800 million per product. Thousands of compounds are investigated for their potential to become a new medicine; only a small number succeed, because of the demanding criteria of the ongoing selection process, which centres on safety and how well the medicine works in patients.

Regulatory approval
Before a new medicine can be launched on the market, we are required to obtain regulatory approval, based on its safety and efficacy. The submission of an application to regulatory authorities (which are different, with different requirements, in each country) does not guarantee approval to market. Regulators can refuse to grant approval or may require additional data before approval is given, even though the medicine may already be launched in other countries.

Launch
The anticipated launch dates of major new products have a significant impact on a number of areas of our business, including investment in large clinical trials, the manufacture of pre-launch stocks, investment in marketing materials ahead of a product launch, sales force training and the timing of anticipated revenue from commercial sales of new products. Any significant delay to launch could therefore have an adverse effect on our financial performance.

As discussed in more detail elsewhere in this Report, we continue to focus on improving the productivity and efficiency of our research processes. This is aimed at ensuring we deliver as quickly as possible high quality, safe and effective new medicines that meet regulatory requirements, are launched successfully, and make a difference for patients worldwide. The changes we made to our operating model to simplify our project processes in 2005 should strengthen governance and risk management. Strategic investment continues to be focused on areas directly linked to increased quality and number of new products. In Discovery, we continue to aim to increase the output of high quality candidate drugs with a lower risk of failure in development.

PERFORMANCE OF A NEW MEDICINE
AstraZeneca’s financial performance can be impacted if a new product does not succeed as anticipated, or its sales growth is slower than predicted. The commercial success of our new medicines is of particular importance to us to replace sales lost as and when patent protection expires in major markets for established marketed products.

Competition and price pressure
In all our markets, we compete against major prescription pharmaceutical companies that in many cases are able to match or exceed the resources we have available to us, particularly in the areas of research and marketing investment. Some of our key growth products, such as Crestor, compete directly with similar products marketed by some of these companies. We also compete with biotechnology companies and companies who manufacture generic versions of our products following patent expiry. In most of our markets, there is continued economic, regulatory and political pressure to limit the cost of pharmaceuticals.

We continue to focus on developing differentiated products that offer improved treatment options for patients and bring economic benefit to healthcare systems. When setting the price of a medicine, we aim to reflect its full value to customers, patients and society in general. Our pricing will also take account of the fact that, as a publicly-owned company, we have a duty to ensure that we continue to deliver value for our shareholders. We balance many different factors, including ensuring appropriate patient access, in our global pricing policy, which provides the framework for optimising the profitability of our products in a sustainable way.

Intellectual property
Increasingly our patents are challenged by generic manufacturers seeking access to the market for their own generic products. In addition, there is a risk that some countries, particularly those in the developing world, may seek to impose limitations on patent protection availability. Obtaining adequate protection for the intellectual property associated with our significant investment in R&D activities continues to be a key business imperative. The range of protection includes patents, trade marks, design registrations, copyrights and internet domain name registrations.

Back to Contents

Business Review	41

CORPORATE
RESPONSIBILITY

It is also policy to apply for intellectual property protection for all inventions and innovations created as a result of the investments in R&D throughout the AstraZeneca organisation. We vigorously defend our intellectual property rights, including taking appropriate infringement action in various courts throughout the world.

Product safety and efficacy
Although we carry out extensive clinical trials before a new product is launched, these trials cannot replicate the complete range of patient circumstances that exist among much larger patient populations. It takes time in broader clinical use following launch of a new medicine to be able to establish a more meaningful and reliable assessment of its eventual efficacy and/or safety and likely future commercial performance. We have comprehensive and rigorous systems in place for detecting and rapidly evaluating adverse events, and for taking any action that may be required, including communicating with the relevant regulatory authorities. We also strive to identify whether particular types of patients may be more susceptible to the risks associated with a particular drug, and what the early indicators of this might be, so that side effects can be avoided or minimised in these patients.

Product liability claims
Given the widespread impact that medicines may have on the health of large patient populations, pharmaceutical companies have historically been subject to large product liability damages claims, settlements and awards for injuries allegedly caused by the use of their products. Adverse publicity relating to the safety of a product or of other competing products may increase the risk of product liability claims.

SUPPLY
As part of our overall risk management, we carefully consider the timing of investment to ensure that secure supply chains are in place for our products (see page 39).

SUPPLIERS
In common with most, if not all, pharmaceutical companies, in some of our areas of activity we increasingly rely on third parties, such as for the supply of raw materials, equipment, manufacturing, formulation or packaging services and maintenance services. We actively manage our relationships with our suppliers to ensure they deliver on time and to our required specifications. However, some events beyond our control could result in an interruption to supply that could affect business continuity and impact our financial performance.

COUNTERFEITING
The World Health Organization (WHO) defines a counterfeit medicine as one that is deliberately and fraudulently mislabelled with respect to identity and/or source. Whilst the full extent of the problem is not known because counterfeiting is difficult to detect, investigate and quantify, it is known that it occurs worldwide and is more prevalent in developing countries. The WHO and the US Food and Drug Administration (FDA) estimate that 5-10% of medicines worldwide are counterfeit with recent reports indicating that up to 30% of drugs in South East Asia and China may be counterfeit. AstraZeneca has a range of activities focused on protecting patients from counterfeit drugs. These include developing technologies that make copying our products more difficult for counterfeiters, and surveillance of market and supply chain activities to identify potential counterfeiting operations. We also work proactively with government authorities when we identify suspect activities.

ENVIRONMENTAL LIABILITIES
Our internal programmes and management systems help to ensure that we operate our business in compliance with applicable environmental laws, regulations, licences and permits. A significant environmental, health or safety event for which we were responsible could have an adverse effect on our financial performance and we strive to continuously operate our business in a manner that mitigates this risk. AstraZeneca has environmental contamination-related liabilities at some currently or formerly owned sites relating to historic operations in the US and elsewhere (see pages 118 and 119), but we believe these are unlikely to have a material adverse effect on our financial position and results of operations.

CURRENCY FLUCTUATIONS
As a global business, currency fluctuations can significantly affect our results. Our functional and reporting currency is US dollars as this is our single largest currency, but we have substantial exposures to other currencies, in particular, significant euro and Japanese yen denominated income and sterling and Swedish krona denominated costs (see page 50 for more information).

The trust and confidence of all our stakeholders in how we do business as well as what we do, is critical to our reputation – which is one of our most valuable assets. Along with our commitment to competitiveness and performance, we will continue to be led by our core values to achieve sustainable success.

MANAGEMENT
The AstraZeneca Board approves the strategic direction for Corporate Responsibility (CR) and we have a Non-Executive Director who has responsibility for overseeing CR within the Company. A Global CR Committee leads development of the CR framework and our Senior Executive Team and other senior managers are accountable for CR management within their areas, based on the global CR framework but taking account of national, functional and site issues and priorities. Individually, everyone at AstraZeneca has a responsibility to integrate CR considerations into their day-to-day decision-making, actions and behaviours.

The common platform that supports this effort worldwide includes our Group CR Policy, Group CR Standards and Global CR Priority Action Plan, which together provide the framework for understanding and managing the opportunities and challenges associated with our corporate responsibility.

To further support integration, relevant CR-related objectives are being included in personal targets as part of the new performance management regime that is being rolled out across the Company (with completion planned for 2006/7). For our Senior Executive Team and senior managers, these objectives reflect their responsibility for ensuring that management systems and action plans are in place to manage CR in an integrated way across their areas. Our standard performance planning template requires all employees to have, as a minimum, a performance objective that reflects the need to ensure compliance with relevant AstraZeneca CR-related policies as part of their core role.

In line with our commitment to leadership by example, we continue to integrate CR into our leadership development programmes and, in 2005, some 245 of our leaders were involved in such programmes.

We have national CR committees and management frameworks in place in the US, the UK and Sweden, where more than 60% of our employees are located. Elsewhere in the world, CR continues to be integrated into leadership team agendas and interpreted at a local level. We have more work to do to improve how we gather information about our CR-related activities across the organisation, and during the year, we began the process of developing a common platform for formally capturing local information at a global level.

Back to Contents

42	AstraZeneca Annual Report and
Form 20-F Information 2005

CORPORATE RESPONSIBILITY CONTINUED

PRIORITY ACTION PLANNING
We use formal internal risk assessment processes, together with external benchmarking and dialogue with stakeholders, to help us identify the opportunities and challenges associated with our corporate responsibility. Our CR Priority Action Plan provides a framework for managing these in line with our core values, including defined objectives and, where possible, appropriate key performance indicators. The Plan is reviewed annually to ensure that it continues to address the issues relating to our business that most affect or concern society today. In 2005, we added Patient Safety to the Plan to ensure it remains a fundamental priority running through all of our activities.

We also moved some aspects of Safety, Health and Environment (SHE) out of the Plan in favour of a focus on two significant SHE challenges that we are facing: driver safety and climate change. Approval for Symbicort pMDI in the US, the world’s largest pharmaceutical market, would inevitably lead to an increase in emissions of the associated propellant gas as more and more patients benefit from the new medicine. We are therefore working hard to reduce our contributions in other areas of our business and ensure continuing improvement in this area as our Company grows.

PRODUCT DONATIONS AND PATIENT ASSISTANCE PROGRAMMES
Our product donations and patient assistance programmes make products available free of charge or at reduced prices. In 2005, our expanded patient access programmes in the US contributed to a total spend in this area of $835 million, valued at average wholesale price.

COMMUNITY SUPPORT
We aim to make a positive contribution to our local communities through charitable donations and sponsorships that help to make a difference. In particular, we make contributions that are consistent with our business of improving health and quality of life and which promote the value of science among young people. In 2005, our spend on community support totalled $34 million.

EVALUATING PERFORMANCE
We have for some time had processes in place for monitoring our economic, environmental, safety and health performance. More recently, we have been focusing on developing key performance indicators (KPIs) in other areas of social responsibility. To promote a consistent approach to monitoring performance globally, during the year we introduced new KPIs for animal use and welfare, and for sales and marketing practices. We continue to explore the ways in which we can meaningfully benchmark our performance in the area of social responsibility.

We also participate in leading external surveys, such as the Dow Jones Sustainability Indexes, which are important means of evaluating our performance and understanding better the demands of sustainable development.

AUDITING COMPLIANCE
An essential part of our corporate responsibility is to continue to operate to high standards of corporate governance. Auditing compliance is a fundamental part of this. All our managers have individual responsibility for ensuring that their teams comply with the Code of Conduct and with all other AstraZeneca policies, codes and standards that are relevant to their roles. We also have a range of functions and roles dedicated to ensuring appropriate compliance processes are in place throughout the business. Our Group Internal Audit function (GIA) works to review, among other things, the effectiveness and independence of the other audit functions in the Company, as well as conducting direct reviews looking at compliance with laws, regulations and Group policies.

Alongside the work of GIA, we continue our rolling programme of Internal Facility Audits (previously known as Integrated SHE/CR audits, but which now also cover Site Security). Specific protocols have been developed to guide auditors in this work and 20 such audits were conducted in 2005, 18 of which included CR. Of the two sites that did not include CR, one was a stand-alone computer centre and one had already been covered in a broader audit during the year. The audits highlighted that whilst there is increasing recognition of CR and its importance, we have more work to do in some areas to promote a common understanding of what is expected of people in delivering our CR commitments.

Approximately one third of AstraZeneca’s employees worldwide are engaged in the promotion and detailing of information on our medicines to doctors and other healthcare professionals. In early 2005, we completed a project conducted to ensure that all our marketing companies have national codes of practice in place that are in line with our own global Code of Sales and Marketing Practice and are at least as restrictive as all relevant external codes. We are committed to driving high standards in these activities, and have introduced a new key performance indicator by which to measure our progress – namely, the number of confirmed cases where AstraZeneca has been found to have breached external codes of sales and marketing practice. Any breach is treated seriously and appropriate actions are taken by management to prevent repetition. By publishing the number of confirmed breaches, we have made public a global benchmark against which we expect to be judged over time on our commitment to responsible sales and marketing practices.

Sales and marketing practice is one of the areas in which the pharmaceutical industry is increasingly under public scrutiny. Other aspects of our business that affect or concern society today include the safety of medicines, access to healthcare and research practices. In the separate Corporate Responsibility Summary Report 2005, we have set out to communicate more information about our approach in these areas, in line with our commitment to transparency and openness, and with a view to building a better understanding of what is required to get life-changing medicines to patients that also add value for shareholders and wider society.

More information about our commitment to CR, our priority action areas and our 2005 performance in these areas is available in the separate CR Summary Report 2005 and on our website: astrazeneca.com/responsibility.

For the second year running, we have sought independent assurance of the information contained in the CR Summary Report. This year, the process was extended to include visits to our operations in the US and India, to enable the external assurance team to assess the validity of our corporate statements about a global commitment to CR.

ASTRAZENECA CORE VALUES

>	INTEGRITY AND HIGH ETHICAL STANDARDS

>	RESPECT FOR THE INDIVIDUAL AND DIVERSITY

>	OPENNESS, HONESTY,TRUST AND SUPPORT FOR EACH OTHER

>	LEADERSHIP BY EXAMPLE AT ALL LEVELS

Back to Contents

Business Review	43

MAIN FACILITIES	INDUSTRY REGULATION

We own and operate numerous production, marketing and R&D facilities worldwide. Our corporate headquarters are in London, UK and our R&D headquarters are in Södertälje, Sweden.

Our principal R&D facilities are in the UK (Alderley Park and Charnwood); Sweden (Lund, MöIndal and Södertälje); the US (Boston, Massachusetts and Wilmington, Delaware); Canada (Montreal, Quebec); and India (Bangalore). Other R&D activity is carried out at Macclesfield and Avlon in the UK, Reims in France and Osaka in Japan.

Out of a total of 27 manufacturing sites in 19 countries, our principal manufacturing facilities are in the UK (Avlon and Macclesfield); Sweden (Snäckviken and Gartuna, Södertälje); the US (Newark, Delaware and Westborough, Massachusetts); Australia (North Ryde, New South Wales); France (Dunkirk, Monts and Reims); Germany (Plankstadt and Wedel); Italy (Caponago); Japan (Maihara) and Puerto Rico (Canovanas and Carolina).

Bulk drug production is concentrated in the UK, Sweden and France.

Substantially all of our properties are held freehold, free of material encumbrances and we believe such properties are adequate for their purposes.

OTHER BUSINESSES

APTIUM ONCOLOGY
In 2005, Salick Health Care adopted a new name, Aptium Oncology. Over the past 20 years, the company has evolved from a general healthcare company offering a broad range of services, to an oncology company that focuses on developing and managing out-patient cancer centres. The new name represents a place for interaction and collaboration, with each cancer centre being an environment that supports the delivery of outstanding patient care and high clinical achievement. Thus, Aptium Oncology reflects the company’s vision for the future and more clearly reflects its values, strengths and objectives.

Ownership of Aptium Oncology provides AstraZeneca with a unique window on the provider sector of the US oncology market and access to many opinion leaders in the field of oncology who can help shape early phase drug development decisions.

In 2005, Aptium Oncology continued to perform well in its cancer centre management business with positive profit and cash flow contributions. Early in the year, Aptium Oncology entered into a long term management agreement with Trinitas Hospital in New Jersey, which resulted in a new 30,000 ft2 cancer centre opening in September. Focused on growth, Aptium Oncology is actively pursuing consulting and management relationships in new markets in the US as well as exploring opportunities to bring its unique model of cancer care to the UK.

Aptium Oncology has continued development of its innovative clinical research network to improve patient care and cancer treatment with the Aptium Oncology Research Network conducting a growing number of centrally co-ordinated trials.

ASTRA TECH
Astra Tech is engaged in the research, development, manufacture and marketing of medical devices and implants for use in healthcare, primarily in urology, surgery and odontology. It has a leading position in several countries in Europe and is expanding its operations in key markets, particularly in the US.

All products showed good sales growth, in particular the Dental Implant System, which is gaining market share in several key markets. The new LoFric Prim, a new generation of LoFric urinary catheter, was successfully launched in April. In July 2005, the Swiss-based company, Cresco Ti Systems was acquired, and was fully integrated into Astra Tech by November. The acquisition of Cresco strengthens Astra Tech Dental within the prosthetic field, further enhancing the aesthetic result of implant treatment. During the year, Astra Tech has expanded its dental sales and marketing organisations and thus strengthened its position in key markets, particularly in the US. New, wholly-owned subsidiaries have been established in Australia, Switzerland and Poland. Further investments have been made in R&D, clinical research and new production facilities to strengthen the product portfolio.

As explained on page 8, industry regulation is an important feature of the business environment in which we operate.

Concerns surrounding the safety of medicines are having an effect across the industry. This includes industry regulation as evidenced by regulators’ increased emphasis on safety and patient risk management through all stages of drug development and post-marketing surveillance. Drug review and approval are subject to more conditions including patient risk management plans, patient registries, post-marketing requirements, and conditional and limited approvals.

AstraZeneca participates in various industry associations and other external organisations, which, among other things, seek to ensure that legislators and regulators fully appreciate their impact on the pharmaceutical industry’s ability to introduce and deliver innovative new drugs to the market.

AstraZeneca also engages directly with the health authorities at all levels. There is a continuing dialogue between regulatory authorities and industry which aims at striking an appropriate balance between new regulation and not impeding the availability of new drugs for patients with unmet medical needs. Regulators are willing to engage in discussions earlier in development as evidenced by the FDA’s Critical Path and the EMEA Pipeline initiatives. Openness and transparency are cornerstones for effective communication among AstraZeneca, regulators and the industry’s numerous stakeholders.

The exploration of technology and drug development in many new areas, such as targeted therapies, biomarkers, modelling, biologics, personalised medicine and pharmacogenomics, are testing the framework of current regulations and may lead to new or revised legislation, regulations and guidelines moving forward. The technology, standards and processes are immature, complex and difficult to manage at this early stage of development.

Health authorities worldwide are collaborating more and more in the delivery of common approaches. For example, the guidelines of the International Conference on Harmonisation (ICH), intra-agency scientific agreements and intra-agency confidentiality agreements are influencing new and revised legislation and regulations around the world.

Back to Contents

44	AstraZeneca Annual Report and
Form 20-F Information 2005

INDUSTRY REGULATION CONTINUED

PRODUCT REGULATION
Before a pharmaceutical product is approved for marketing, it must undergo exhaustive and lengthy clinical trials. The process of developing a new pharmaceutical product, from discovery to marketing approval, can take between 10 and 15 years, but this period varies considerably in different cases and countries. The time taken from submission of an application for marketing approval to launch of the product is typically one to two years.

After a product has been approved and launched, it is a condition of the product licence that all aspects relating to its safety, efficacy and quality must continue to meet regulatory requirements. During the marketing of a product, strict procedures must be in place to monitor, evaluate and report any potential adverse reactions. Where drug-related adverse reactions occur or it is judged that they may occur, changes may be required to prescribing advice and to product licences. Depending on the country, fines and other penalties may be imposed for failure to adhere to the conditions of product licences. This may include product recalls or a requirement that letters be sent to prescribers and other medical practitioners. In extreme cases, the product licence may be revoked resulting in withdrawal of the product from sale. Promotional and marketing activities are also tightly controlled by regulations and self-regulating codes of ethical marketing practices.

Manufacturing plants and processes are subject to periodic external inspection by regulators as part of their monitoring procedures to ensure that manufacturers are complying with prescribed standards of operation. In extreme cases, regulators have the power to halt productions and impose conditions which need to be satisfied before productions can be recommenced.

PRICE REGULATION
Prescription medicines are subject to government controls on price and reimbursement which operate in most countries in which we sell our products. This often presents a complex matrix of different prices across countries, which may be further aggravated by currency fluctuations. As a consequence, price tension and movement of goods between countries are stimulated.

US
Currently, there is no direct government control of prices for non-government drug sales in the US. Federal legislation mandates minimum discounts to US government agencies purchasing drugs for the active military, military veterans and other selected populations. Providing these substantial discounts to the US government is also a condition for the manufacturers’ drugs to be reimbursed by state Medicaid programmes.

In addition, a growing number of states have taken action to require additional manufacturer ‘supplemental rebates’ on Medicaid drug utilisation for the indigent population.

The Medicare Prescription Drug, Improvement, and Modernization Act 2003 makes Medicare beneficiaries (predominantly aged 65 years and above) eligible to receive prescription drug benefits (Part D) in 2006. The Act also legalises importation of drugs from Canada if the US Secretary of Health and Human Services certifies that implementation will pose no additional safety risk and will result in a significant reduction in cost to American consumers. As with previous laws with similar provisions, the US Secretary of Health and Human Services has not yet provided the required certification.

The implementation of Medicare Part D is expected to increase the volume of pharmaceuticals sold in 2006 and beyond but also to bring additional price pressure from third party payers. With many variables and unknowns in the Medicare Part D market formation, it is difficult to predict the longer term effects on our business at this time.

Europe
Most governments in Europe control the price and reimbursement of medicines after taking into account the clinical, economic and social impact of a product. This budget-based approach reflects increasing constraints in overall healthcare spending. Governments increasingly require more assurance of the value of medicines as well as some assurance on predicted volume.

In several European countries, the pricing and reimbursement systems are being reviewed, with the aim of controlling and limiting drug budgets. This is an ongoing process that puts a downward pressure on pricing and reimbursement of medicines in Europe. One example of this is the increasing focus on, and support of, generic versions of branded drugs, as seen in a number of countries such as France and Spain.

In Germany, so-called ‘jumbo reference price groups’ were introduced in support of a general aim to reduce spending on drugs, by calculating new and lower reimbursement price levels. These groups are formed around drug classes such as statins and PPIs, which include branded as well as generic products, leading to significant decreases in reimbursed prices for some patented drugs.

Japan
There is formal central government control of prices in Japan. New product prices are determined primarily by comparison with existing product classes.

Regulations also include an overseas price referencing system, under which prices can be adjusted according to the average price of four major countries (the US, the UK, Germany and France). Reform of the price system to avoid significant upward price adjustments, resulting from overseas referencing, is currently under discussion and changes may be made in April 2006.

All existing products are subject to a price review based on the market price at least every two years. In addition, products with generic competition are forced to reduce prices by a further amount. In 2004, there was a price cut averaging 4.2% on all listed drugs and an additional 6% cut on branded drugs where generic substitutes became available after the 2002 revision. A further price review is expected in April 2006.

Further changes in drug pricing and reimbursement are anticipated in the near future. The possible changes include: introduction of generic substitution with prescribers’ discretion; implementation of reference pricing; setting differential drug reimbursement rates; and more frequent drug price revision.

Product regulation: Aptium Oncology
Aptium provides administrative, management and consulting services to hospitals for the development and operation of out-patient department comprehensive cancer programmes. The healthcare industry in the US is subject to extensive and complex federal, state and local legislation and regulations. Regulations relating to the reimbursement and control of healthcare costs, particularly those designed to prevent fraudulent billing to the government or abuse of government resources, are expansive in nature, and reimbursement rates for healthcare services are highly variable and are generally set or regulated by federal or state authorities.

Product regulation: Astra Tech
Product registration and certified quality management systems form the basis of the regulatory environment relating to medical devices. In Europe, compliance with regulatory requirements involves the implementation and maintenance of a quality management system and, for certain products, a design dossier review. Medical devices in the US are regulated through a product registration requirement. Astra Tech continues to maintain a European and US compliant quality management system.

Back to Contents

Business Review	45

FINANCIAL REVIEW

INTRODUCTION
The purpose of this section of the Business Review is to provide a balanced and comprehensive analysis, including the key business factors and trends, of the financial performance of the business during 2005, the financial position as at the end of the year and the main business factors and trends which could affect the future financial performance of the business.

The key sections of this Financial Review are:

>	Measuring performance.
>	Business background and major events affecting 2005.
>	Results of operations – summary analysis of year to 31 December 2005.
>	Financial position, including cash flow and liquidity.
>	Capitalisation and shareholder return.
>	Future prospects.
>	Financial risk management policies.
>	Critical accounting policies and estimates.
>	Off-balance sheet transactions, contingent liabilities and commitments.
>	Post-employment benefits.
>	International accounting.
>	Sarbanes-Oxley Act section 404.

Additionally, in accordance with US requirements:

>	Results of operations – summary analysis of year to 31 December 2004.
>	US GAAP information 2003-2005.

MEASURING PERFORMANCE

As described on page 12, we use specific measures when assessing our performance in key areas and include them in our discussion throughout the Business Review.

Some of the financial measures use information derived at constant exchange rates, in particular, growth rates in sales and costs, operating profit and, as a consequence, earnings per share.

>	Underlying growth using constant exchange rates (CER) is defined as a non-GAAP measure because, unlike actual growth, it cannot be derived directly from the information in the Financial Statements. This measure removes the effects of currency movements which allows us to focus on the changes in sales and expenses driven by volume, prices and cost levels relative to the prior period. However, we recognise that CER growth should not be used in isolation and, accordingly, we also discuss the comparable GAAP actual growth measures, which reflect all the factors that affect our business in the reported performance sections of this Report. Underlying CER growth is calculated by retranslating the current year performance at the previous year’s exchange rates and adjusting for other exchange effects, including hedging.

>	Sales and cost growth expressed in CER allows management to understand the true local movement in sales and costs, in order to compare recent trends and relative return on investment. CER growth rates can be used to analyse sales in a number of ways but, most often, we consider underlying growth by products and groups of products, and by countries and regions. Underlying sales growth can be further analysed into the impact of sales volumes and selling price. Similarly, CER cost growth helps us to focus on the real local change in costs so that we can manage the cost base effectively.
>	Earnings per share growth demonstrates not only the profitability of the business (based on profit after tax) but also the management of our capital structure (particularly through the share re-purchase programme).

Other measures used are not influenced so directly, or indeed at all, by the effects of exchange rates.

>	Gross margin and operating profit margin percentages set out the progression of key performance margins and demonstrate the overall quality of the business.
>	Prescription volumes and trends for growth products, which can represent the underlying business growth and the progress of individual products better and more immediately than invoiced sales.
>	Free cash flow, which represents net cash flows before financing activities, as adjusted for movements in short term deposits, measuring our ability to provide returns to shareholders through dividends and the share re-purchase programme.
>	Total shareholder return measures the returns we provide to our shareholders and reflects share price movements assuming reinvestment of dividends and is used in comparison to the performance of peer group companies.

BUSINESS BACKGROUND AND MAJOR EVENTS AFFECTING 2005
The business background is covered in the Business Environment section of this Business Review and describes in detail the developments in both our products and geographical regions. The following comments highlight how these and other factors affect our financial performance.

Our operations are focused on prescription pharmaceuticals and more than 97% of our sales are made in that sector. Sales of pharmaceutical products tend to be relatively insensitive to general economic circumstances in the short term. They are more directly influenced by medical needs and are generally financed by health insurance schemes or national healthcare budgets.

Our operating results in both the short and long term can be affected by a number of factors other than normal competition:

>	The risk of generic competition following loss of patent exclusivity or patent expiry with the potential adverse effects on sales volumes and prices.
>	The timings of new product launches which can be influenced by national regulators and the risk that such new products do not succeed as anticipated.
>	The rate of sales growth and costs following new product launches.
>	The adverse impact on pharmaceutical prices as a result of the regulatory environment. Although there is no direct governmental control on prices in the US, pressures from individual state programmes and health insurance bodies are leading to downward forces on realised prices. In other parts of the world, there are a variety of price and volume control mechanisms and retrospective rebates based on sales levels which are imposed by governments.
>	Currency fluctuations, which can significantly affect our results. Our functional and reporting currency is US dollars as this is our single largest currency, but we have substantial exposures to other currencies, in particular, significant euro and Japanese yen denominated income and sterling and Swedish krona denominated costs.

Back to Contents

46	AstraZeneca Annual Report and
Form 20-F Information 2005

SALES BY THERAPY AREA (2005 AND 2004)

	2005			2004	2005 compared to 2004

			Growth due
		Growth	to exchange		Growth	Growth
		underlying	effects		underlying	reported
	$m	$m	$m	$m	%	%

Cardiovascular	5,332	459	96	4,777	10	12

Gastrointestinal	6,355	344	93	5,918	5	7

Infection	607	51	17	539	9	13

Neuroscience	4,059	513	50	3,496	15	16

Oncology	3,845	411	58	3,376	12	14

Respiratory and Inflammation	2,873	230	60	2,583	9	11

Other pharma	232	54	1	177	31	31

Others	647	80	7	560	14	16

Total	23,950	2,142	382	21,426	10	12

SALES BY GROWTH, PATENT EXPIRY AND BASE PRODUCTS (2005 AND 2004)

			2005	2004	2005 compared to 2004

			Growth due
		Growth	to exchange		Growth	Growth
		underlying	effects		underlying	reported
	$m	$m	$m	$m	%	%

Growth[1]	10,849	2,283	140	8,426	27	29

Patent expiry[2]	2,458	(581)	63	2,976	(20)	(17)

Base	10,643	440	179	10,024	4	6

Total	23,950	2,142	382	21,426	10	12

[1] Arimidex, Crestor, Nexium, Seroquel, Symbicort
[2] Losec, Nolvadex, Plendil, Zestril

Over the longer term, the success of our research and development is crucial. In common with other pharmaceutical companies, we devote substantial resources to R&D, the benefit of which emerges over the long term and carries considerable uncertainty as to whether it will generate future products.

The business events which were the most significant for our financial results in 2005 are as follows:

>	Strong sales performances from our five growth products to $10,849 million (which now account for 45% of sales), an increase of 27% (29% on an as reported basis).
>	Ten products in the portfolio with annual sales in excess of $1 billion compared to two products five years ago.
>	Productivity enhancements which have allowed the containment of R&D and SG&A whilst delivering sales growth and R&D projects as planned.
>	Close attention to capital expenditure and working capital management.

Taking these factors, we have delivered an operating profit margin of 27.2%, EPS growth (before exceptional items) of 41% (44% on a reported basis) and free cash flow of over $6 billion.

Other developments that were important in the year centre around our continued commitment to innovation and investment in research and development. Over the past five years we have increased our investment in R&D at an average of 8% per annum. This investment has been strengthened by accessing innovation originating outside AstraZeneca through collaborations with external partners such as Cambridge Antibody Technology, Abgenix and Array, as well as the three licensing transactions announced in December and the acquisition in January 2006 of KuDOS Pharmaceuticals.

We continue to vigorously defend our intellectual property. In November we filed two lawsuits in the US District Court for the District of New Jersey. The first was against Teva Pharmaceuticals USA, Inc. and Teva Pharmaceuticals Industries, Ltd. for wilful infringement of our substance patent protecting Seroquel. The second lawsuit was filed against Ranbaxy Laboratories for wilful infringement of our patents protecting Nexium. On 18 January 2006 we announced we had received a decision of Judge Rodney Sippel of the US District Court for the Eastern District of Missouri that found that the patents asserted by us that cover Toprol-XL were invalid and unenforceable. We disagree with and are disappointed by these conclusions. We maintain that both patents are valid and enforceable and will appeal the Court’s decision.

RESULTS OF OPERATIONS – SUMMARY ANALYSIS OF YEAR TO 31 DECEMBER 2005
The tables on this and the next page show our sales analysed both by therapy area and by growth/patent expiry/base products and operating profit for 2005 compared to 2004.

Reported performance
Our sales grew by 12% from $21,426 million to $23,950 million, an increase of $2,524 million. Operating profit increased by 43% from $4,547 million to $6,502 million. Earnings per share for the year were $2.91, a rise of 33% from $2.18 in 2004. The 2004 earnings per share benefited from exceptional gains equivalent to 17 cents per share. Without this the 2005 earnings per share growth was 44%. Currency benefited sales by 2% and earnings per share by 8 cents.

Underlying performance
Sales
Sales for the full year increased 10% at CER with good sales growth in all regions (US up 12%; Europe up 8%; Japan up 8%; Rest of World up 15%). Most of this growth was driven by volume although there was a small overall favourable selling price benefit.

Our portfolio now has ten brands with annual sales of greater than $1 billion. The combined sales of five key brands (Arimidex, Crestor, Nexium, Seroquel and Symbicort) grew by 27% to $10,849 million, 45% of our total sales (up from 39% in 2004). Patent expiry products

Back to Contents

Business Review	47

OPERATING PROFIT (2005 AND 2004)

			2005	2004	Percentage of sales		2005 compared to 2004

			Growth due
		Growth	to exchange				Growth	Growth
		underlying	effects		2005	2004	underlying	reported
	$m	$m	$m	$m	%	%	%	%

Sales	23,950	2,142	382	21,426			10	12

Cost of sales	(5,356)	(110)	(53)	(5,193)	(22.4)	(24.2)	(2)	(3)

Gross margin	18,594	2,032	329	16,233	77.6	75.8	13	15

Distribution costs	(211)	(30)	(4)	(177)	(0.8)	(0.9)	(17)	(19)

Research and development	(3,379)	135	(47)	(3,467)	(14.1)	(16.2)	4	3

Selling, general and administrative	(8,695)	(325)	(102)	(8,268)	(36.3)	(38.6)	(4)	(5)

Other operating income	193	(40)	7	226	0.8	1.1	(18)	(15)

Operating profit	6,502	1,772	183	4,547	27.2	21.2	39	43

now account for just over 10% of sales, down from 14% in 2004. Base products saw growth of 4% in 2005 over 2004 although the relative percentage of sales fell.

In Gastrointestinal, Nexium sales increased by 18% to $4,633 million. Sales in the US were up 15% to $3,125 million on continued strong volume growth partially offset by lower price realisation. Nexium sales in other markets increased 25%. The Nexium performance more than compensated for the decline in Losec (down 17% to $1,652 million). As a result, the therapy area grew for the first time since 2002.

In Cardiovascular, sales grew by 10% to $5,332 million. Crestor sales reached $1,268 million for the full year, up 38%. Sales in the US were up 34% to $730 million. Crestor share of new prescriptions in the US statin market was 6.9% in the week ending 20 January 2006. Sales in other markets increased by 41% on good growth in France, Italy and Canada. Seloken sales increased by 24% to $1,735 million, with US sales growing by 32% to $1,291 million. The performances of Crestor and Seloken offset declines in Zestril and Plendil, down by 27% and 23%, respectively.

Respiratory and Inflammation sales increased by 9% to $2,873 million. Symbicort sales were the main driver of this growth and increased 22% to $1,006 million. Sales of Symbicort arise principally in Europe – a US regulatory application for the pMDI formulation for the treatment of asthma was submitted on 27 September. Elsewhere in the therapy area, Pulmicort and Rhinocort sales rose by 9% and 6% with annual sales of $1,162 million and $387 million, respectively.

Sales in the Oncology portfolio grew by 12% to $3,845 million. Arimidex sales increased 44% to $1,181 million, on strong growth in the US (up 59%) and in other markets (up 35%). Arimidex value market share among hormonal treatments for breast cancer is now around 50%, more than twice the share of its closest competitor. Casodex sales grew by 10% to $1,123 million on strong performances outside the US and Zoladex sales exceeded $1 billion for the first time, again on performance outside the US. Iressa sales fell by 31% to $273 million, mainly as a result of a 63% decline in the US. However, in the Asia Pacific region the product saw 7% growth as China and other markets compensated for a decline in Japan.

Neuroscience sales grew by 15% to $4,059 million. Seroquel sales reached $2,761 million (up 35%) including $2,003 million in the US (up 33%). In the US, Seroquel share of new prescriptions in the anti-psychotic market increased to 29.8% in December, the only brand among the top three products to grow market share in 2005. Sales in other markets increased by 40%.

We discuss the performances of the therapy areas and the individual products in those areas in more detail in the appropriate sections of the Business Review.

GEOGRAPHICAL ANALYSIS
In the US, sales were up 12% for the full year. Sales growth for Nexium, Seroquel, Toprol-XL, Arimidex and Crestor, totalling $1,585 million, more than offset the declines in Prilosec, Plendil and Iressa which amounted to $294 million. Inventory movements were neutral across the year following the successful introduction of wholesaler Distribution Service Agreements. Adjustments to prior year managed care accruals at the half year benefited annual US sales growth by 2% resulting in an underlying demand growth of 10% for the year. The net result of other selling price movements was marginally favourable.

Revenue from outside the US now accounts for 55% of our sales. In Europe, sales increased by 8% for the full year, with good volume growth partially offset by lower realised prices. Sales for the five growth brands combined grew by 30%, which more than compensated for a 24% decline in Losec.

Sales in Japan were up 8% for the full year as a result of good growth for Losec, Casodex, Zoladex and Arimidex. Sales in China were up 33% to $272 million for the full year on good growth in cardiovascular products and Losec, and the launch of Iressa.

We discuss the geographic performances in more detail in the appropriate sections of the Business Review on pages 31 to 33.

OPERATING MARGIN AND RETAINED PROFIT
Gross margin increased by 1.8 percentage points to 77.6% of sales. Lower payments to Merck (4.8% of sales) and positive currency each benefited gross margin by 0.1 percentage points. Excluding prior year Exanta and Iressa provisions totalling $236 million, the costs associated with the termination of the MedPointe Zomig distribution agreement in the first quarter of 2005, and the site rationalisation provisions of $105 million charged in the final quarter, underlying margin improved by 1.2 percentage points. This is due mostly to favourable product mix and continued operational efficiencies.

R&D and SG&A combined grew by 2%, with R&D declining by 4% and SG&A growing by 4%. Before exchange effects, the combined effect of these movements added 4.1 percentage points to operating margin for the full year. Excluding the Losec EU fine ($75 million) and the investments made on the Medicare Outreach programme in the fourth quarter of this year, SG&A growth was 2%. The decline in R&D was partly a consequence of our productivity focus and partly due to the relatively early stage of compounds in development.

Lower other income reduced margin by 0.3 percentage points due principally to the gain on the disposal of the Durascan business in the prior year.

Back to Contents

48	AstraZeneca Annual Report and
Form 20-F Information 2005

Operating margin increased by 6.0 percentage points from 21.2% to 27.2%. Currency benefited margin by 0.4 percentage points resulting in an underlying margin improvement of 5.6 percentage points for the year.

Net interest and dividend income for the full year was $165 million (2004 $78 million). The increase over 2004 is primarily attributable to higher average investment balances and yields. The reported amount includes net income of $15 million arising from employee benefit fund assets and liabilities as required by IAS 19.

The fair value adjustments relating to financial instruments amounted to a $23 million charge for the full year (compared to $111 million in 2004); $32 million charge in cost of sales, $17 million benefit to R&D and $8 million charge to interest.

The effective tax rate for the twelve months was 29.1% (2004 rate excluding exceptional items 26.6%). The charge for the year includes a net increase of $112 million, mainly due to movements in provisions relating to foreign tax credits and transfer pricing. The increase over 2004 is due to the release of provisions following a settlement of prior year issues in 2004 and no relief in respect of the Losec fine. Taxation in 2004 also benefited from a one-off reduction in the deferred tax liability in relation to rolled over gains following agreements with the relevant tax authorities.

Earnings per share before exceptional items grew by 41% from $2.01 in 2004 to $2.91 in the current year. We estimate that the share re-purchase programme added 8 cents to earnings in the current year.

FINANCIAL POSITION, INCLUDING CASH FLOW AND LIQUIDITY
All data in this section are on an actual basis (unless noted otherwise).

The net book value of our assets fell by $806 million from $14,497 million to $13,691 million. The net profit was distributed through share re-purchases of $3,001 million and dividends of $1,676 million leaving negative exchange effects of $1,052 million to reduce net assets.

Tangible fixed assets
The net book value of tangible fixed assets fell from $8,097 million to $6,985 million. Exchange effects and depreciation (in total $1,768 million) together with site rationalisations of around $100 million and disposals more than offset capital expenditure of $832 million.

Goodwill and intangible assets
Investment in intangible assets amounted to $176 million in 2005. Development acquisitions amounted to $100 million and software development costs totalled $76 million. After exchange effects ($242 million) and amortisation ($272 million), the net book value of intangible assets and goodwill fell by $338 million.

Inventories
The value of inventory at the year end has fallen from $3,020 million to $2,206 million reflecting a drive to reduce levels together with the effect of exchange. This drive took place primarily in the US although there were successful inventory reduction initiatives group-wide.

Receivables and payables
Receivables increased from $4,620 million to $4,778 million. This reflects increased trade receivables in several markets resulting from a mixture of increased sales in the fourth quarter and timing of US receipts. This increase is offset by exchange effects.

Trade and other payables have remained unchanged from 2004. Trade payable increases in the US and Sweden have been offset by exchange effects.

Cash flow
We continue to be a highly cash generative business. Although future operating cash flows may be affected by a number of factors as outlined in the business background section on page 45, we believe our cash resources will be sufficient for our present requirements and include sufficient cash for our existing capital programme, share re-purchases and any costs of launching new products, as well as the potential buy-out of Merck’s interests in 2008.

Cash generated from operating activities in 2005 was $6,743 million compared with $4,817 million in 2004. This increase is principally a result of a $1,823 million increase in profit before tax and the effects of a net $332 million cash inflow from favourable movements in working capital, particularly inventory, offset by a $360 million increase in tax paid.

Cash outflows from investing activities of $1,182 million in the year compared with $970 million inflows in 2004. The inflows in 2004 were mainly a result of a change in investment strategy that led to the bulk of group cash being transferred to more liquid funds – these require classification as cash equivalents under IFRS rather than short term investments. Capital expenditure fell by $253 million to $810 million whilst expenditure on non-current asset investments was $105 million lower in 2005 as a result of the $110 million investment in Cambridge Antibody Technology made in the fourth quarter 2004. In 2004, the disposal proceeds of $355 million were in respect of the disposal of Advanta primarily; there were no such disposals in 2005.

Free cash flow for the year was $6,052 million (compared to $3,932 million in 2004). After accounting for net share re-purchases of $2,858 million, the $1,717 million dividend payment to shareholders and foreign exchange effects, there is a $968 million increase in cash and cash equivalents.

Investments, divestments and capital expenditure
New collaboration agreements signed during 2005 with Avanir and Astex created intangible assets worth $20 million. Further payments were made in respect of existing in-licensed products amounting to $44 million.

In December, new collaboration agreements with Protherics PLC, Targacept Inc. and AtheroGenics, Inc. were announced and are recorded as post balance sheet events. We will invest $41 million in the global development and commercialisation agreement with Protherics, being a 4.3% investment in equity and an intangible asset. The licensing and commercialisation agreement with AtheroGenics will initially require a $50 million payment by AstraZeneca and the licensing and research collaboration agreement with Targacept will initially require a $10 million payment by AstraZeneca. Both of these payments will be recorded as intangible assets.

After the year end, we also acquired the total share capital of KuDOS Pharmaceuticals Limited for $210 million, subject to cash and working capital adjustments. Most of the cost of the investment reflects an intangible asset representing the oncology technology platform of KuDOS.

Our recent focus on in-licensing opportunities with third parties will result in additional intangible asset investment in the balance sheet. Should any of these products fail in development, the associated intangibles will need to be written off.

Back to Contents

Business Review	49

RATIOS
As at and for the year ended 31 December	2005	2004	2003

Return on shareholders’ equity (%)	33.6	26.7	25.0

Equity/assets ratio (%)	54.7	56.2	55.5

Number of employees	64,900	64,200	61,000

SENSITIVITY ANALYSIS – 31 DECEMBER 2005
			Market value change favourable/(unfavourable)

	Market value		Interest rate		Exchange rate
	31 December 2005		movement		movement

		+1%	-1%	+10%	-10%
	$m	$m	$m	$m	$m

Cash and short term investments	6,528	–	–	(46)	46

Long term debt, net of interest and currency swaps	(1,062)	–	–	–	–

Foreign exchange forwards	10	–	–	(45)	45

Foreign exchange options	–	–	–	–	–

		–	–	(91)	91

SENSITIVITY ANALYSIS – 31 DECEMBER 2004
			Market value change favourable/(unfavourable)

	Market value		Interest rate		Exchange rate
	31 December 2004		movement		movement

		+1%	-1%	+10%	-10%
	$m	$m	$m	$m	$m

Cash and short term investments	5,132	–	–	(38)	38

Long term debt, net of interest and currency swaps	(1,056)	–	–	–	–

Foreign exchange forwards	10	–	–	(75)	75

Foreign exchange options	32	–	–	(24)	185

		–	–	(137)	298

CAPITALISATION AND SHAREHOLDER RETURN
All data in this section are on an actual basis (unless noted otherwise).

Capitalisation
At 31 December 2005, the number of shares in issue was 1,581 million. Our reserves declined by $1,073 million due to the effect of exchange rate movements (after tax) on translation of non-dollar denominated assets and liabilities.

Shareholders’ equity decreased by a net $807 million to $13,597 million at year end. Minority interests increased from $93 million at 31 December 2004 to $94 million at 31 December 2005.

Dividend and share re-purchases
In line with the policy stated last year, the Board intends to continue its practice of growing dividends in line with earnings (maintaining dividend cover in the two to three times range) whilst substantially distributing the balance of cash flow via share re-purchases. During 2005, we returned $4,718 million out of free cash of $6,052 million to shareholders through a mix of share buy-backs and dividends. The Board firmly believes that the first call on free cash flow is business need and, having fulfilled that, will return surplus cash flow to shareholders. The primary business need is to build the product pipeline by supporting internal and external opportunities. Accordingly, in 2006, the Board intends to re-purchase shares at around the same level as 2005, with any balance of free cash flow available firstly for investment in the product pipeline or subsequent return to shareholders.

We have re-purchased and cancelled 67.7 million shares in 2005 at a cost of $3,001 million. As a result, the total number of shares re-purchased to date under the share re-purchase programmes begun in 1999 is 210.6 million at a cumulative cost of $9,172 million.

We paid the second interim dividend of $0.645 in respect of 2004 on 21 March 2005 and a first interim dividend for 2005 on 19 September 2005 of $0.380 per Ordinary Share. A second interim dividend for 2005 of $0.920 per Ordinary Share has been declared, which the Annual General Meeting will be asked to confirm as the final dividend.

FUTURE PROSPECTS
We are determined to strengthen our product pipeline via a sustained commitment to discovery and development of new medicines, from within our own laboratories and from external partnerships. We are in a strong financial position from which to increase our investment in R&D and utilise our strong cash generation to pursue attractive external opportunities to augment the pipeline. Continued focus on improved productivity is essential to release resources for these priorities.

For 2006, the operating financial leverage stemming from good sales performance and cost control, and the delivery of productivity gains seen in 2005, are expected to continue. The main risk to the achievement of these earnings is the possibility of generic competition for Toprol-XL if generic companies receive final regulatory approval and seek to launch “at risk” before the conclusion of the judicial appeals process.

Back to Contents

50	AstraZeneca Annual Report and
Form 20-F Information 2005

FINANCIAL RISK MANAGEMENT POLICIES
Insurance
Our risk management processes are described in the Directors’ Report on page 64. An outcome of these processes is that they enable us to identify risks which can be partly or entirely mitigated through use of insurance or which we can self-insure. We negotiate best available premium rates with insurance providers on the basis of our extensive risk management procedures. In the current insurance market, level of cover is decreasing whilst premium rates are increasing. Rather than simply paying higher premiums for lower cover, we focus our insurance resources on the most critical areas, or where there is a legal requirement, and where we can get best value for money. Risks to which we pay particular attention include business interruption, directors’ and officers’ liability and property damage.

Taxation
We operate in most countries in the world and are subject to many tax jurisdictions and rules. As a consequence we are subject to tax audits, which by their nature are often complex and can require several years to conclude. We draw a distinction between tax planning using artificial structures and optimising tax treatment of business transactions, and we only engage in the latter.

Treasury
Our financial policies covering the management of cash, borrowings and foreign exchange are intended to support our objective of maintaining shareholder value by managing and controlling our financial risks. Our treasury operations are conducted in accordance with policies and procedures approved by the Board. The treasury activities are managed centrally from London. Significantly all of our cash and short term investments are managed directly from London where possible and practicable. With only limited and specifically approved exceptions, all currency and interest rate hedging is conducted from London. Operating units benefit from local currency billing, which has the effect of consolidating their foreign exchange exposures to central treasury.

Foreign exchange
The US dollar is the Group’s most significant currency. As a consequence, the Group results are presented in US dollars and exposures are managed against US dollars accordingly. Approximately 53% of our external sales in 2005 were denominated in currencies other than the US dollar, while a significant proportion of manufacturing and R&D costs were denominated in sterling and Swedish krona. In addition, surplus cash generated by business units is converted to, and held centrally in, US dollars. As a result, operating profit in US dollars and total cash flow in US dollars will be affected by movements in exchange rates.

The US dollar strengthened against sterling, the Swedish krona and the euro in 2005. This has had the effect of decreasing the dollar value of our European sales compared with the previous year, whilst our UK and Swedish costs have also decreased correspondingly. Our approach to managing currency exposures to mitigate these and other currency effects is described below.

This currency exposure is managed centrally based on forecast future cash flows for the major currencies of Swedish krona, sterling, euro, Australian dollar, Canadian dollar and Japanese yen. The impact of movements in exchange rates is mitigated significantly by the correlations that exist between major currencies to which the Group is exposed and the US dollar. During 2005, we hedged extreme movements in exchange rates using currency options. From 2006 onwards we will hedge only if there is a significant change or anticipated change in our risk position. Strict monitoring of currency exposures and the ongoing correlations is undertaken and hedging is subject to pre-execution approval.

It is our policy neither to engage in any speculative transactions nor to hedge currency translation exposures arising from the consolidation of non-US dollar subsidiaries. Key controls, applied to transactions in derivative financial instruments, are to use only instruments where good market liquidity exists, to revalue all financial instruments regularly using current market rates and to sell options only to offset previously purchased options.

In addition, the transaction exposures that arise from non-local currency sales and purchases by our subsidiaries are, where practicable, fully hedged using forward foreign exchange contracts.

Funding risk
The management of our liquid assets and debt balances are co-ordinated and controlled centrally by our treasury operations. We have significant positive cash flows and the liquidity of major subsidiaries is co-ordinated in cash pools and concentrated daily in London. The cash balances and unutilised debt programme are available to finance the ongoing working capital and capital investment requirements of our operations.

Interest rate risk
The Group’s policy is to match the interest rate exposure on our gross debt balance with that arising on our surplus cash position using interest rate swaps. The net effect of this is to exchange the fixed rate interest paid on our two outstanding bonds (fair value of $1,111 million at 31 December 2005) into floating rate interest referenced to six month US dollar LIBOR. The majority of our cash balance is held with third party fund managers who return a target yield referenced to seven day US dollar LIBID. In addition to interest rate swaps, we also use forward rate agreements to manage any short term timing difference between the swapped debt interest expense and cash interest income.

Credit exposure
Exposure to financial counterparty credit risk is controlled by the treasury team centrally in establishing and monitoring counterparty limits. Centrally managed funds are invested almost entirely with counterparties whose credit rating is ‘A’ or better. External fund managers who manage $3,444 million of the Group’s cash are rated AAA by Standard & Poor’s. There were no other significant concentrations of credit risk at the balance sheet date. All financial instruments are transacted with commercial banks, in line with standard market practice and are not backed with cash collateral. Trade receivable exposures are managed locally in the operating units where they arise. The Group is exposed to customers ranging from government-backed agencies and large private wholesalers to privately owned pharmacies, and the underlying local economic and sovereign risks vary throughout the world. Where appropriate, the Group endeavours to minimise risks by the use of trade finance instruments such as letters of credit and insurance.

Sensitivity analysis
The sensitivity analysis, set out in this review on page 49, summarises the sensitivity of the market value of our financial instruments to hypothetical changes in market rates and prices. Changes to the value of the financial instruments are normally offset by our underlying transactions or assets and liabilities. The range of variables chosen for the sensitivity analysis reflects our view of changes that are reasonably possible over a one year period. Market values are the present value of future

Back to Contents

Business Review	51

cash flows based on market rates and prices at the valuation date. Market values for interest rate risk are calculated using third party systems that model the present value of the instruments based on the market conditions at the valuation date. For long term debt, an increase in interest rates results in a decline in the fair value of debt.

The sensitivity analysis on page 49 assumes an instantaneous 100 basis point change in interest rates in all currencies from their levels at 31 December 2005, with all other variables held constant. Because all our debt was hedged effectively to floating rate in 2005, changes in interest rates will not change the carrying value of debt after interest rate and currency swaps. Based on the composition of our long term debt portfolio as at 31 December 2005 (which is predominantly floating rate), a 1% increase in interest rates would result in an additional $10 million in interest being incurred per year. The exchange rate sensitivity analysis on page 49 assumes an instantaneous 10% change in foreign currency exchange rates from their levels at 31 December 2005, with all other variables held constant. The +10% case assumes a 10% strengthening of the US dollar against all other currencies and the -10% case assumes a 10% weakening of the US dollar.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Financial Statements are prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as adopted by the European Union and the accounting policies employed are set out under the heading ‘Financial Statements – Accounting Policies’ on pages 87 to 89. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from those estimates. Some of these policies require a high level of judgement, either because the areas are especially subjective or complex. We believe that the most critical accounting policies and significant areas of judgement and estimation are in revenue recognition, research and development, goodwill and intangible assets, provisions for contingent liabilities, post-retirement benefits, taxation and share-based compensation.

Revenue recognition
Revenue represents sales of products to external third parties and excludes intercompany income and value added taxes. We also receive income from royalties and from disposals of intellectual property, brands and product lines which are included in other operating income.

>	Sales of products to third parties: Sales revenue is recorded at the invoiced amount (excluding sales and value added taxes) less estimated provisions for product returns and rebates given to managed care and other customers – a particular feature in the US. Cash discounts for prompt payment are also deducted from sales. Revenue is recognised when title passes to the customer which is usually either on shipment or on receipt of goods by the customer depending on local trading terms.

At the time of invoicing sales, rebates which could be paid out over the following six to nine months are estimated. These rebates typically arise from sales contracts with managed care organisations and hospitals and from Medicaid “best price” contracts. The estimates are made on a customer by customer basis taking into account specific contract provisions but may result in adjustment when added rebates are paid. In 2005, these adjustments benefited the reported US sales by 2%. We believe that our estimates for future rebates are reasonable. Inevitably, however, such estimates involve judgements on future sales levels and the extent to which customers will access different incentive levels.

Industry practice in the US allows wholesalers and pharmacies to return unused inventories within six months of shelf-life expiry. At point of sale, we estimate the quantity and value of goods which may ultimately be returned. Our returns provisions are based on actual experience over the preceding 12 months, although in certain situations, for example, following a new product launch or at patent expiry, further judgement may be required. When products face generic competition, we give particular attention to the possible level of returns. Overall, we believe that our estimates are reasonable.

A further feature that had, in the past, significantly influenced our sales in the US market was wholesaler buying patterns. Wholesalers would place orders which were significantly larger than their normal levels of demand ahead of anticipated price increases or would seek to build up or run down their inventory levels for other reasons. If such speculative orders were shipped shortly before a quarter or year end, revenue could be recorded in the current financial period in respect of the following period’s underlying demand, distorting the financial results from one period to the next. In 2005, we replaced the inventory management agreements put in place over the past two years with Distribution Service Agreements. Under these new agreements, which are becoming more common in the pharmaceutical industry, wholesalers receive a percentage fee based on sales subject to compliance with inventory level and customer service targets. We continue to track wholesaler inventory levels by product, using our own and wholesaler data. As a result, we believe inventory movements have been neutral across the year and that the new agreements have not had any significant impact on levels of sales.

>	Royalty income: Royalty income is recorded under other operating income in the Financial Statements. Royalties tend to be linked to levels of sales or production by a third party. At the time of preparing the Financial Statements, we may have to estimate the third party’s sales or production when arriving at the royalty income to be included. These estimates, which may differ from actual sales, do not result in a material impact on reported other operating income.

>	Sales of intangible assets (such as intellectual property, brands and product lines): A consequence of charging all internal R&D expenditure to the income statement in the year that it is incurred (which is normal practice in the pharmaceutical industry) is that we own valuable intangible assets which are not recorded on the balance sheet. We also own acquired intangible assets which are included on the balance sheet (see ‘Research and development’ below). As a consequence of regular reviews of product strategy, from time to time we sell such assets and generate income. In a simple situation, the recognition of income may be easily defined but often the transfer of title can require ongoing commitment by us (for example, ongoing manufacturing arrangements, technology transfer and transfer of product licences). In these circumstances, the recognition of revenue may be deferred over the period of our ongoing commitment. Profits or losses from the sale of product related intangible assets are classified in other operating income and are stated after taking account of product disposal costs, the valuation of which includes a degree of judgement.

Back to Contents

52	AstraZeneca Annual Report and
Form 20-F Information 2005

CONTRACTUAL OBLIGATIONS
	Less than
	1 year	1-3 years	3-5 years	Over 5 years	Total
Payments due by period	$m	$m	$m	$m	$m

Bank loans and other borrowings	90	–	–	1,111	1,201

Operating leases	83	93	44	90	310

Merck arrangements	225	4,902	–	–	5,127

Other	531	–	–	–	531

Total	929	4,995	44	1,201	7,169

Research and development
 Our business is underpinned by our marketed products and development portfolio. The R&D expenditure on internal activities to generate these products is generally charged to the income statement in the year that it is incurred. Purchases of intellectual property and product rights to supplement our R&D portfolio are capitalised as intangible assets. Such intangible assets are amortised from the launch of the underlying products and are tested for impairment both before and after launch. This policy is in line with practice adopted by major pharmaceutical companies.

Goodwill and intangible assets
We have significant investments in goodwill and intangible assets as a result of acquisitions of businesses and purchases of such assets as product development and marketing rights. Under IFRS, goodwill is held at cost and tested annually for impairment, whilst intangibles are amortised over their estimated useful lives. Changes in these lives would result in different effects on the income statement. We estimate that a one year reduction in the estimated useful lives of intangible assets would increase the annual amortisation charge by $27 million. A substantial part of our investments in intangible assets and goodwill relates to the restructuring of the Astra-Merck joint venture in 1998, and we are satisfied that the carrying values are fully justified by estimated future earnings. Intangible assets are reviewed for impairment where there are indications that their carrying values may not be recoverable, and any impairments are charged to the income statement. Tests for impairment are based on discounted cash flow projections, which require us to estimate both future cash flows and an appropriate discount rate. Such estimates are inherently subjective. No impairments to goodwill or intangible assets were identified in 2005 (2004 $10 million, 2003 $7 million). Under IFRS, the merger of Astra and Zeneca in 1999 was recorded as a ‘merger of equals’ (pooling of interests). Under US GAAP, the merger has been accounted for as a purchase acquisition of Astra by Zeneca as discussed in more detail on page 130.

Contingent liabilities
In the normal course of business, contingent liabilities may arise from product-specific and general legal proceedings, from guarantees or from environmental liabilities connected with our current or former sites. Where we believe that potential liabilities have a low probability of crystallising or are very difficult to quantify reliably, we treat them as contingent liabilities. These are not provided for but are disclosed in the notes. Further details of these contingent liabilities are set out in Note 25 to the Financial Statements. Although there can be no assurance regarding the outcome of legal proceedings, we do not expect them to have a materially adverse effect on our financial position or profitability. We also have significant commitments that are not currently recognised in the balance sheet arising from our relationship with Merck. These are described more fully in ‘Off-balance sheet transactions, contingent liabilities and commitments’ below.

Post-employment benefits
We account for the pension costs relating to the retirement plans under IAS19‘Employee Benefits’. In applying IAS19, we have adopted the option of recognising gains and losses in full through reserves. In all cases, the pension costs are assessed in accordance with the advice of independent qualified actuaries but require the exercise of significant judgement in relation to assumptions for future salary and pension increases, long term price inflation and investment returns.

Taxation
Accruals for tax contingencies require management to make judgements and estimates in relation to tax audit issues. Amounts accrued are based on management’s interpretation of country-specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in creditors due within one year. Any interest on tax liabilities is provided for in the tax charge.

Deferred tax asset valuation allowances are made where it is more likely than not that the asset will not be realised in the future. These valuations require judgements to be made including the forecast of future taxable income.

Share-based compensation
Through the Remuneration Committee we offer share and share option plans to certain employees as part of their compensation and benefits packages, designed to improve alignment of the interests of employees with shareholders. Details of these are given in Note 24 to the Financial Statements. On transition to IFRS we have adopted the transitional arrangements of IFRS1‘First-time Adoption of International Financial Reporting Standards’ to apply IFRS2‘Share-based Payment’ fully retrospectively. The transition to IFRS meant that costs in respect of the share option plans were recognised for the first time. The charges have been calculated principally using the Black-Scholes model as a valuation basis.

OFF-BALANCE SHEET TRANSACTIONS, CONTINGENT LIABILITIES AND COMMITMENTS
Details of our contingent liabilities and commitments are set out in Note 25 to the Financial Statements. We have no off-balance sheet entities and our hedging activities are non-speculative. The table above sets out our minimum contractual obligations at the year end.

Back to Contents

Business Review	53

Arrangements with Merck
Introduction
In 1982, Astra AB set up a joint venture with Merck & Co., Inc. for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the agreements relating to the Restructuring (the “Agreements”), a US limited partnership was formed, in which Merck is the limited partner and we are the general partner, and we obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the partnership and place limitations on our commercial freedom to operate. The Agreements provide for:

>	Annual contingent payments.
>	A payment to Merck in the event of a business combination between Astra and a third party in order for Merck to relinquish certain claims to that third party’s products.
>	Termination arrangements which, if and when triggered, cause Merck to relinquish its interests in our products and activities.

These elements are discussed in further detail below together with a summary of their accounting treatments.

Annual contingent payments
We make ongoing payments to Merck based on sales of certain of our products in the US (the “contingent payments” on the “agreement products”). As a result of the merger of Astra and Zeneca in 1999, these contingent payments (excluding those in respect of Prilosec and Nexium) cannot be less than annual minimum sums between 2002 and 2007 ranging from $125 million to $225 million. Our payments have exceeded the minimum levels in 2002 to 2005 and, other than the possible entry of a generic competitor to Toprol-XL, we have no reason to believe that the annual payments in the future will fall below the minimum obligations.

Payment in the event of a business combination
On the merger of Astra and Zeneca, a one-time Lump Sum Payment of $809 million was triggered. As a result of this payment, Merck relinquished any claims it may have had to Zeneca products.

Termination arrangements
The Agreements provided for arrangements and payments under which, subject to the exercise of certain options, the rights and interests in our activities and products held by Merck immediately prior to the merger would be terminated, including details of:

>	The Advance Payment
>	The Partial Retirement
>	The First Option and True-Up
>	The Loan Note Receivable
>	The Second Option

Advance Payment
The merger between Astra and Zeneca triggered the first step in the termination arrangements. Merck relinquished all rights, including contingent payments on future sales, to potential Astra products with no existing or pending US patents at the time of the merger. As a result, we now have rights to such products and are relieved of potential obligations to Merck or restrictions in respect of those products (including annual contingent payments), affording us substantial freedom to exploit the products as we see fit.

At the time of the merger, the Advance Payment was paid. It was calculated as the then net present value of $2.8 billion discounted from 2008 to the date of merger at a rate of 13% per annum and amounted to $967 million. It is subject to a true-up in 2008, as discussed under ‘First Option and True-Up’ below.

Partial Retirement
In 2008, there will be a partial retirement of Merck’s limited partnership interest by payment to Merck of an amount calculated as a multiple of the average annual contingent payments from 2005 to 2007 on the relevant products, plus $750 million.

Upon the Partial Retirement, Merck’s rights in respect of certain of the agreement products will end. The products covered by the Partial Retirement include Toprol-XL, Pulmicort, Rhinocort and Symbicort, the last of which is not yet launched in the US and is subject to the approval of the FDA.

First Option and True-Up
In 2008, a calculation will be made of the Appraised Value, being the net present value of the future contingent payments in respect of all agreement products not covered by the Partial Retirement, other than Prilosec and Nexium. Payment of the Appraised Value to Merck in 2008 will take place only if Merck exercises the First Option. Should Merck not exercise this option in 2008, we may exercise it in 2010 for a sum equal to the 2008 Appraised Value. Contingent payments will continue from 2008 to 2010 if we exercise in 2010.

Upon exercise of the First Option, Merck will relinquish its rights over the agreement products not covered by the Partial Retirement, other than Nexium and Prilosec. If neither Merck nor we exercise the option, the contingent payment arrangements in respect of these agreement products will continue (as will our other potential obligations and restrictions in respect of these products) and the Appraised Value will not be paid.

Products covered by the First Option include Atacand, Plendil and certain compounds still in development, including Exanta.

In addition, in 2008 there will be a true-up of the Advance Payment. The true-up amount will be based on a multiple of the average annual contingent payments from 2005 to 2007 in respect of all the agreement products with the exception of Prilosec and Nexium (subject to a minimum of $6.6 billion), plus other defined amounts (totalling $912 million). It is then reduced by the Appraised Value (whether paid or not), the Partial Retirement and the Advance Payment (at its undiscounted amount of $2.8 billion) to determine the true-up amount. The true-up will be settled in 2008 irrespective of whether the First Option is exercised, and this could result in a further payment by us to Merck or a payment by Merck to us.

Should Merck exercise the First Option in 2008, we will make payments in respect of the Partial Retirement, the First Option and the true-up totalling a minimum of $4.7 billion. If we exercise the First Option in 2010, the combined effect of the amounts paid to Merck in 2008 and 2010 will total the same amount.

Loan Note Receivable
Included in the assets and liabilities covered by the Restructuring is a loan note receivable by us from Merck with a face value of $1.4 billion. In 2008, at the same time as the settlement of the Partial Retirement and the true-up, Merck will settle the loan note receivable by paying us $1.4 billion.

Second Option
A Second Option exists whereby we have the option to re-purchase Merck’s interests in Prilosec and Nexium in the US. This option is exercisable by us two years after the exercise of the First Option, whether the First Option is exercised in either 2008 or 2010. Exercise of the Second Option by us at a later date is also provided for in 2017 or if combined annual sales of the two products fall below a minimum amount provided, in each case, that the First Option has been exercised. The exercise price for the Second Option is the net present value of the future annual contingent payments on Prilosec and Nexium as determined at the time of exercise.

Back to Contents

54	AstraZeneca Annual Report and
Form 20-F Information 2005

If the Second Option is exercised, Merck will then have relinquished all its interests in the partnership and the agreement products including rights to contingent payments.

General
The precise amount and timing of settlements with Merck under the Partial Retirement, the First Option and the true-up cannot be determined at this time. Various components of the calculations are based, in part, on net sales between 2005 and 2007 and on forecasted performance beyond 2007, and payment of the First Option is contingent upon Merck (or us) exercising the First Option. Similarly, the timing and amount of the Second Option cannot be determined at this time.

With the exception of the interests in Nexium and Prilosec, the total of the payments yet to be made under the termination arrangements is based, in part, on the contingent payments made in 2005 to 2007 (subject to the minimum amount) and is likely to be substantially driven by the sales of Toprol-XL, Pulmicort, Rhinocort and Atacand. However, we anticipate that the benefits that accrue to us under all the termination arrangements arise:

>	Currently, from the substantial freedom over products acquired or discovered post-merger.

>	On occurence of each stage of such arrangements, from enhanced contributions from, and substantial freedom over, those products that have already been launched (for example, Rhinocort and Atacand), those that are due to be launched in the US (in particular, Symbicort, subject to approval by the FDA) and those that are in development.

Benefits include relief from contingent payments, anticipated cost savings from cessation of manufacturing arrangements and other cost efficiencies together with the strategic advantages of increased freedom to operate.

Accounting treatments
Annual contingent payments: The annual contingent payments on agreement products are expensed as incurred.

Payment in the event of a business combination: The Lump Sum Payment was expensed at the point of merger since it caused no incremental benefits over the prior years’ aggregate Astra and Zeneca performance to accrue to the merged AstraZeneca entity.

Termination arrangements: We consider that the termination arrangements described above represent the acquisition, in stages, of Merck’s interests in the partnership and agreement products (including their rights to contingent payments) and depend, in part, on the exercise of the First and Second Options. The effects will only be reflected in the Financial Statements as these stages are reached. If and when all such payments are made, we will have unencumbered discretion in our operations in the US market.

The Advance Payment has been accounted for as an intangible asset and is being amortised over 20 years. This approach reflects the fact that, under the Agreements, we have acquired rights relieving us of potential obligations or restrictions in respect of Astra products with no existing or pending patents at the time of merger. Although these rights apply in perpetuity, the period of amortisation of 20 years has been chosen to reflect the typical timescale of development and marketing of a product.

The payments under the Partial Retirement, the First Option and true-up and the Second Option will be accounted for under the extant guidance when they are paid, with allocations to intangibles and goodwill, as appropriate. If Merck exercises the First Option in 2008, the net minimum payment to be made to Merck, being the combined payments of $4.7 billion less the repayment of the loan note of $1.4 billion, would be $3.3 billion. In accounting for the Restructuring in 1998, the loan note was included in the determination of the fair values of the assets and liabilities to be acquired. At that time, the loan note was ascribed a fair value of zero on acquisition and on the balance sheet because we estimated that the net minimum payment of $3.3 billion equated to the fair value of the rights to be acquired under the Partial Retirement, true-up and First Option.

Our ongoing monitoring of the projected payments to Merck and the value to us of the related rights takes full account of changing business circumstances and the range of possible outcomes to ensure that the payments to be made to Merck are covered by the economic benefits expected to be realised by us. Should our monitoring reveal that these payments exceed the economic benefits expected to be realised, we would recognise a provision for an onerous contract.

Taxation
We have various contingent tax liabilities. Details of material contingent tax liabilities are set out below:

>	We have made certain double taxation relief claims in accordance with our understanding of existing law. We estimated that the tax exposure in respect of this issue as at 31 December 2004 was $197 million and the potential additional losses above and beyond the amount provided was up to $130 million; although we considered that these additional losses were unlikely to arise. It was also reported as at 31 December 2004 that we expected a definitive ruling on this exposure within the next 12 months. During 2005, the relevant law on the availability of credit for foreign taxes was clarified, confirming that tax credits were to be allowed in accordance with the original claims made by us and with retrospective effect. We have consequently released this provision of $197 million to the income statement.

>	We face a number of transfer pricing audits in jurisdictions around the world. The issues under audit are often complex and can require many years to resolve. Accruals for tax contingencies require us to make estimates and judgements with respect to the ultimate outcome of a tax audit and actual results could vary from these estimates. The total accrual included in the financial statements to cover the worldwide exposure to transfer pricing audits is $543 million, an increase of $143 million due to a number of new audits and revisions of estimates relating to existing audits. For certain of the audits we estimate that additional losses above and beyond the amount provided to be up to $190 million. However, we believe that it is unlikely that these additional losses will arise. It is not possible to estimate the timing of tax cash flows in relation to each outcome.

POST-EMPLOYMENT BENEFITS
We offer post-retirement benefit plans which cover many of our employees around the world. In keeping with local terms and conditions, most of these plans are defined contribution in nature where the resulting income statement charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK, which has by far the largest single scheme, the US and Sweden, are defined benefit plans where benefits are based on employees’ length of service and final salary (typically averaged over 1, 3 or 5 years). The UK and US schemes were closed to new entrants in 2000. All new employees in these countries are offered defined contribution schemes.

Back to Contents

Business Review	55

In applying IAS19‘Employee Benefits’, we recognise all actuarial gains and losses immediately through reserves. This methodology results in a less volatile income statement charge than under the alternative approach of recognising actuarial gains and losses over time. Investment decisions in respect of defined benefit schemes are based on underlying actuarial and economic circumstances with the intention of ensuring that the schemes have sufficient assets to meet liabilities as they fall due, rather than meeting accounting requirements. The trustee follows a strategy of awarding mandates to specialist, active investment managers which results in a broad diversification of investment styles and asset classes. The investment approach is intended to produce less volatility in the plan asset returns.

Despite the change in assumptions underpinning the calculation of obligations (principally the discount rate), the overall deficit in the Group’s defined benefit schemes decreased from $1,761 million at 31 December 2004 to $1,706 million at 31 December 2005. This was principally due to significant actuarial gains in the UK scheme where actual returns from assets generated an additional $636 million over the expected level of returns together with beneficial exchange effects. In assessing the discount rate applied to the obligations, we have used rates on AA corporate bonds with durations corresponding to the maturities of those obligations. At the last interim actuarial valuation at 31 March 2005, the market value of the UK fund’s assets was £2,625 million, representing a solvency ratio of 92.3% on the fund’s liabilities.

INTERNATIONAL ACCOUNTING
Under European legislation, we are required to adopt International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) as adopted by the European Union (EU) in the preparation of our Financial Statements from the current year onwards. The changes in income and net assets from UK GAAP to IFRS for 2004 and 2003 are set out in the table below and can be summarised as follows:

>	Share-based payments – under IFRS a charge is made to income in respect of options granted to employees. No such charge was made under UK GAAP.

>	Business combinations – goodwill was amortised under UK GAAP and tested for impairment when there were indications that the carrying value was not reasonable. Under IFRS goodwill is not amortised but is tested annually for impairment.
>	Employee benefits – IFRS requires separate recognition of the operating and financing costs of defined benefit post-employment benefits.

to continue to be share-based payments and deferred tax. The reconciliation from UK GAAP income in 2004 was also impacted by one-off gains on financial instruments that have been recognised in earlier years under IFRS.

>	Financial instruments – under UK GAAP, financial instruments are recorded at cost less any impairments. Under IFRS, the general principle is that financial instruments are, subject to certain exceptions, recognised at fair value.		On transition to IFRS, we took advantage of several optional exemptions available in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ and we discuss the major effects below.

>	Income tax – IFRS requires a deferred tax provision to be made for all rolled-over capital gains (rather than just those expected to crystallise) and uses a methodology based on the purchaser’s rate of tax (as opposed to the seller’s rate) to calculate deferred tax effects on intra-group sales.	>	Business combinations – IFRS 3 ‘Business Combinations’ has been applied from1 January 2003, the date of transition, rather than being applied fully retrospectively. As a result, the combination of Astra and Zeneca is still accounted for as a merger, rather than through purchase accounting. If purchase accounting had been adopted, Zeneca would have been deemed to have acquired Astra. Under this scenario the purchase costs of Astra would have been $34 billion. Intangible assets amounting to approximately $12 billion would have been recognised and tangible fixed assets would have been fair valued upwards by about $288 million offset by deferred tax amounting to $4 billion. Goodwill of $15 billion would have arisen. The recognition of intangible assets and higher tangible assets would have resulted in increased amortisation and

>	Intangible assets – under UK GAAP we capitalised payments in respect of in-licensed products generally after the products had passed phase 2 of development. Under IFRS all such payments are capitalised.

>	Dividends – dividends are accrued when declared under IFRS as opposed to in the years to which they are deemed to relate.

The major areas of ongoing impact on our net profit and shareholders’ equity are likely

	2004	2003
Income	$m	$m

UK GAAP	3,831	3,059

Share-based payments	(147)	(154)

Employee benefits	1	(21)

Business combinations	49	59

Financial instruments	(163)	(8)

Capitalised software and intangibles	21	2

Deferred tax – IFRS adjustments above	26	27

– other	67	82

Others	(2)	(2)

IFRS	3,683	3,044

	2004	2003
Net assets	$m	$m

UK GAAP	14,519	13,257

Share-based payments	–	–

Employee benefits	(2,010)	(1,745)

Business combinations	108	59

Financial instruments	11	98

Dividend	1,061	914

Capitalised software and intangibles	106	85

Deferred tax – IFRS adjustments above	579	516

– other	111	(8)

Others	12	(1)

IFRS	14,497	13,175

Back to Contents

56	AstraZeneca Annual Report and
Form 20-F Information 2005

depreciation charges to income, net of tax, of approximately $1 billion in 2005.

>	Employee benefits – the provisions of IAS 19 have been applied from the date of transition, when the full actuarial deficit was recognised, as opposed to being applied retrospectively. Since we have adopted the amendment to IAS 19 allowing actuarial gains and losses to be recognised immediately directly in equity, the adoption of this exemption makes no difference to our reported results or net assets.

>	Share-based payments – we have applied the provisions of IFRS 2 ‘Share-based Payments’ fully retrospectively, an option available to us because we have previously disclosed the fair value of applicable equity instruments granted. As a result, all years presented have a full charge in respect of share-based payments.

>	Financial instruments – although not required to, we have applied the provisions of IAS 39 ‘Financial Instruments: Recognition and Measurement’ for all years presented.

>	Cumulative exchange differences –we have chosen to set the cumulative exchange differences reserve at1 January 2003 to zero.

Further details of the transition to IFRS are set out on pages 137 and 138.

SARBANES-OXLEY ACT SECTION 404
As a consequence of our listing on the New York Stock Exchange, AstraZeneca is required to comply with those provisions of the US Sarbanes-Oxley Act applicable to foreign issuers. Section 404 of this legislation requires companies annually to assess and make public statements about the quality and effectiveness of their internal control over financial reporting. As a non-US company, AstraZeneca is first required to report formally on its compliance with section 404 in respect of its financial year ending 31 December 2006. Initially this had been required at 31 December 2005 but this was subsequently deferred by the SEC. During 2004 we initiated a project to review our readiness for compliance and to make improvements to our internal control over financial reporting where necessary. Following the extension to the deadline, our objective in 2005 has been to achieve full compliance internally by the end of 2005 and to be ready for 2006.

The project is being centrally directed and is being reviewed regularly by the Senior Executive Team and by the Audit Committee. Our external auditors, KPMG Audit Plc, have been involved although the Audit Committee has monitored their involvement to ensure their independence is not impaired when they provide attestation opinions in 2006.

Our approach to the project has been to select key transaction and financial reporting processes in our largest operating units and a number of specialist areas such as financial consolidation and reporting, treasury operations and taxation so that, in aggregate, we have covered a significant proportion of each of the key line items in our Financial Statements. Each of these operating units and specialist areas has ensured that its relevant processes and controls are documented to appropriate standards, taking into account the guidance provided by the US Public Company Accounting Oversight Board’s Auditing Standard No. 2. We have also reviewed the structure and operation of our “entity level” control environment. This refers to the overarching structure of reviews, checks and balances which are essential to the management of a well controlled business.

During the second half of 2005, we have extensively tested the operation of both the entity level controls and the transactional and financial reporting controls. Where we have identified controls which have not operated satisfactorily, we have put in place remediation activities. The testing programme has included self-assessment by control operators and process owners, independent testing by management, and by KPMG for quality assurance purposes. As a result of this work we have concluded that we are now well placed to achieve formal compliance with section 404 at the end of 2006.

The following information is provided in accordance with US requirements.

RESULTS OF OPERATIONS – SUMMARY ANALYSIS OF YEAR TO 31 DECEMBER 2004
The tables on pages 57 and 58 show our sales by therapy area and by growth/patent expiry/ base products and operating profit for 2004 compared to 2003.

Reported performance
Our sales increased by 14% compared to 2003, representing a rise of $2,577 million from $18,849 million to $21,426 million. Operating profit increased by 13% from $4,007 million to $4,547 million.

Underlying performance
Sales
After excluding the effects of exchange, underlying sales for the full year increased by 9%. Global sales of growth products reached $8,426 million for the full year (up 36%) and comprised 39% of total sales (compared to 32% in 2003). Patent expiry products declined by 26%, recording sales in aggregate of $2,976 million in 2004, 14% of our total sales (compared to 20% in 2003). Sales of base products increased by 5%, although the relative percentage of total sales fell from 48% in 2003 to 47% in 2004.

In the Gastrointestinal therapy area, Nexium sales reached $3,883 million for the full year, up 15%. Sales in the US reached $2,716 million on strong growth in dispensed tablet volume (up 20%). Pricing was broadly neutral in its impact for the full year; the reported 10% sales growth rate in the US for the full year was lower than underlying growth as a result of wholesaler inventory reductions. Sales outside the US increased 29% to $1,167 million.

Sales of Cardiovascular products increased by 17% for the full year, chiefly on sales of Crestor which totalled $908 million (including $543 million in US sales). In the US, market share was volatile, as a result of episodic media coverage of challenges to the Crestor safety profile, despite mounting evidence amassed from clinical trials experience and thorough analysis of post-marketing surveillance reports supporting our view that the safety profile of Crestor is in line with that of other marketed statins. In late November 2004, US Senate hearings related to Merck’s rofecoxib fuelled news reports on Crestor and four other products, which interrupted market share progress. In the week ending 14 January 2005, Crestor share of new prescriptions was 6.0%. Market share in the dynamic segment (new and switch patients) was 8.2%.

Oncology sales enjoyed strong growth, with a notable performance from Arimidex (up 48%). The disappointing results from a preliminary analysis of the ISEL study into Iressa patients’ survival had little impact outside the US on sales in 2004. While commercial prospects have certainly been reduced in Western markets, the positive results in patients of East Asian origin offer the prospect of a continuing successful business in these important markets.

Back to Contents

Business Review	57

Neuroscience also saw significant growth driven by Seroquel sales which increased by 33% to exceed $2 billion for the first time.

Symbicort sales growth of 32% to $797 million was the principal contributor to growth of 8% in Respiratory and Inflammation sales.

In the US, the inventory management agreements (IMAs) entered into during 2004 have successfully reduced wholesaler inventory volatility and by the end of the year wholesaler inventories were close to target levels. Over the year wholesaler inventories are estimated to have declined by around $150 million. Adjusting both 2004 and 2003 for net wholesaler inventory movements, it is estimated that total sales growth for 2004 would increase from 9% to 11%.

Geographic analysis
Underlying sales growth in the US was 10%. However, growth for the full year was estimated to be 15% when adjusted for net wholesaler inventory movements in 2003 and 2004. Increased sales of Crestor,Seroquel, Nexium and Arimidex more than offset a further $500 million decline in sales of Prilosec for the year.

Sales in Europe were up 3% for the full year, with increased volume partially offset by declining realised prices. The launch roll out for Crestor and good growth for Nexium (up 26%), Symbicort (up 29%), Arimidex (up 48%) and Seroquel (up 45%) more than offset declines in Losec (down 25%) and other mature products.

Sales in Japan were up 11% for the full year on strong performance in Oncology products (up 19%) and for Losec (up 24%).

Operating margin and retained profit
Gross margin decreased by 0.5 percentage points to 75.8% including a negative currency effect of 0.1 percentage points. Lower payments to Merck, amounting to 4.9% of sales for the year, benefited gross margin by 0.9 percentage points. The resulting underlying decline in gross margin of 1.3 percentage points was attributable to the provisions and write-offs against Exanta ($151 million) and Iressa assets ($85 million) and fair value of financial instruments.

Both R&D and SG&A grew by 6%.These growth rates slowed considerably during the year as product launch cost growth, which commenced in the second half of 2003, reached a plateau. This, together with continued strict cost control, reduced SG&A as a percentage of sales by 0.6 percentage points to 38.6% of sales (both movements excluding currency). R&D as a percentage of sales rose by 0.2 percentage points to 16.2% of sales.

Other income benefited from the disposal of the Durascan business in the second quarter of the year and disposals of short term listed investments. Royalty income remained broadly unchanged.

Operating margin decreased marginally by 0.1 percentage points from 21.3% to 21.2%. Currency depressed operating margin by 1.0 percentage points implying an underlying margin improvement of 0.9 percentage points.

The disposal of the Advanta joint venture was completed on 1 September 2004 for net cash of $284 million. The profit on disposal, after transaction costs and warranty and indemnity provisions, was $219 million.

Net interest and dividend income for the full year was $78 million (2003 $70 million).

SALES BY THERAPY AREA (2004 AND 2003)

			2004	2003	2004 compared to 2003

			Growth due
		Growth	to exchange		Growth	Growth
		underlying	effects		underlying	reported
	$m	$m	$m	$m	%	%

Cardiovascular	4,777	653	214	3,910	17	22

Gastrointestinal	5,918	(278)	253	5,943	(4)	–

Infection	539	33	30	476	7	13

Neuroscience	3,496	542	121	2,833	19	23

Oncology	3,376	437	196	2,743	16	23

Respiratory and Inflammation	2,583	176	146	2,261	8	14

Other pharma	177	10	15	152	7	17

Others	560	6	23	531	1	5

Total	21,426	1,579	998	18,849	9	14

 SALES BY GROWTH, PATENT EXPIRY AND BASE PRODUCTS (2004 AND 2003)

			2004	2003	2004 compared to 2003

			Growth due
		Growth	to exchange		Growth	Growth
		underlying	effects		underlying	reported
	$m	$m	$m	$m	%	%

Growth[1]	8,426	2,153	287	5,986	36	41

Patent expiry[2]	2,976	(993)	208	3,761	(26)	(21)

Base	10,024	419	503	9,102	5	10

Total	21,426	1,579	998	18,849	9	14

1    Arimidex, Crestor, Nexium, Seroquel, Symbicort
2    Losec, Nolvadex, Plendil, Zestril

Back to Contents

58	AstraZeneca Annual Report and
Form 20-F Information 2005

Excluding exceptional items, the effective tax rate for the full year 2004 was 26.6% compared with 25.3% for 2003. An agreement was reached with US tax authorities that a portion of the Zoladex settlement, recorded as an exceptional item in 2002, was deductible for tax purposes. Consequently, an exceptional tax credit of $58 million was recorded in the year. This credit, together with tax relief of $9 million on costs associated with the tax free gain on the sale of Advanta BV, resulted in a post-exceptional tax rate of 24.0% for 2004.

In 2004, a settlement was reached in respect of currency losses arising on intra-group balances in 2000 and a credit of $357 million has been recorded in the statement of total recognised gains and losses. No benefit had previously been recognised owing to the uncertainty of the losses being allowed for tax purposes.

Earnings per share before exceptional items grew by 14% from $1.77 in 2003 to $2.01 in 2004.

FINANCIAL POSITION, INCLUDING CASH FLOW AND LIQUIDITY
The net book value of our assets increased from $13,175 million at 31 December 2003 to $14,497 million at 31 December 2004. The increase was driven primarily by profit of $3,683 million and exchange benefits of $744 million, less dividends of $1,408 million and share re-purchases of $2,212 million.

Tangible fixed assets
Capital expenditure totalled $1,073 million, compared with $1,246 million in 2003.

Major investments continued, particularly in R&D facilities. Depreciation of $921 million was lower than 2003 due principally to accelerated depreciation in 2003 not repeated in 2004. The net book value of tangible fixed assets rose from $7,547 million to $8,097 million, including exchange effects of $486 million.

Goodwill and intangible assets
Additions to goodwill and intangible assets amounted to $215 million, whilst amortisation totalled $306 million. There was a small write-off of goodwill in connection with Exanta of $10 million. Additions included an intangible arising from the collaboration agreement with Cambridge Antibody Technology of $34 million and capitalisation of software. Combined with the effects of exchange, the carrying value of goodwill and intangible assets rose slightly from $3,027 million to $3,050 million.

Inventories
Inventory levels at $3,020 million were unchanged from 2003. Reductions in inventories from tight operational management, high second half sales and provisions against Exanta and Iressa inventory were offset by exchange effects.

Receivables and payables
Receivables increased from $4,187 million to $4,620 million. This reflected the increased trade debtors from higher sales in the fourth quarter of 2004 (particularly in December) compared with the same period in 2003 together with exchange effects.

Payables rose from $5,052 million to $5,478 million. Increases in trade creditors and exchange effects drove this change.

Cash flow
Cash generated from operating activities was $4,817 million compared with $3,368 million in 2003. The increase was due to higher profits and minimal working capital outflows ($67 million in 2004 compared to $732 million in 2003). In 2003, all three components of working capital led to substantial cash outflows whereas, in 2004, there were inflows on inventories ($129 million) and payables ($11 million) offset by an outflow on receivables ($207 million). Cash flow from working capital in the fourth quarter was notably strong due mainly to inventories which, when compared with September 2004, fell for the reasons above and receivables which also fell because sales in December were lower than in September. Tax paid for the year was $1,246 million, compared to $886 million in 2003. This increase in 2004 compared to 2003 was due to the greater utilisation of foreign exchange losses in 2003, reduced trading losses brought forward to 2004 and a reduction in the level of accelerated capital allowances/tax reliefs in excess of depreciation in 2004.

Investments, divestments and capital expenditure
In 2004, we entered into a strategic alliance with Cambridge Antibody Technology, investing a total of $138 million to acquire a 19.9% interest and an intangible asset. We disposed of Advanta BV in the second half of the year resulting in net cash proceeds of $284 million.

Capital expenditure, including new fixed asset investments and intangible assets, totalled $1,405 million in 2004.

OPERATING PROFIT (2004 AND 2003)

			2004	2003	Percentage of sales		2004 compared to 2003

			Growth due
		Growth	to exchange				Growth	Growth
		underlying	effects		2004	2003	underlying	reported
	$m	$m	$m	$m	%	%	%	%

Sales	21,426	1,579	998	18,849			9	14

Cost of sales	(5,193)	(458)	(272)	(4,463)	(24.2)	(23.7)	(10)	(16)

Gross margin	16,233	1,121	726	14,386	75.8	76.3	8	13

Distribution costs	(177)	(3)	(12)	(162)	(0.9)	(0.9)	(2)	(15)

Research and development	(3,467)	(194)	(261)	(3,012)	(16.2)	(16.0)	(6)	(13)

Selling, general
and administrative	(8,268)	(438)	(437)	(7,393)	(38.6)	(39.2)	(6)	(12)

Other operating income	226	14	24	188	1.1	1.0	7	20

Operating profit	4,547	500	40	4,007	21.2	21.3	12	13

Back to Contents

Business Review	59

US GAAP INFORMATION 2003-2005
Our Financial Statements have been prepared in accordance with IFRS as adopted by the European Union which differ in certain significant respects from US GAAP. In particular, under US GAAP:

> The AstraZeneca merger has been accounted for as a purchase accounting acquisition of Astra AB (Astra) by Zeneca Group PLC (Zeneca).

> Variations from the regular costs of pension and other post retirement benefits are spread on a systematic basis over the estimated average remaining service lives of current employees in the plan.

Although there are several differences between our net income and assets under IFRS and US GAAP, these differences in accounting represent substantially all of the adjustments.

INCOME, SHAREHOLDERS’ EQUITY
AND CASH FLOW UNDER US GAAP
Results of continuing operations (US GAAP)
2005 compared with 2004
Sales increased by $2,524 million resulting in $23,950 million in 2005 compared to $21,426 million in 2004. Strong performances from the five growth products drove the underlying 10% increase. Together with cost containment measures, this resulted in a rise in net income of $933 million from $2,951 million in 2004 to $3,884 million in 2005. Earnings per share rose from $1.76 in 2004 to $2.40 in 2005. SFAS No. 132 (R) on share-based payments has been adopted in the year. Adoption has been applied retrospectively.

The annual impairment tests on our US GAAP goodwill balances resulted in no impairments at 31 December 2005.

2004 compared with 2003 Sales increased to $21,426 million in 2004 from $18,849 million in 2003. Improvements in revenues from growth products exceeded the declines in expiry products whilst base products remained flat resulting in an underlying 9% increase in sales. These higher sales together with higher other income (including the gain from the sale of Advanta) more than compensated for the increased levels of costs resulting in net income before tax improving from $3,094 million in 2003 to $3,774 million in 2004. Earnings per share rose from $1.26 in 2003 to $1.76 in 2004.

Further details of the impact of the differences between IFRS and US GAAP are set out in the Additional Information for US Investors on page 130.

Taxation
Taxation in 2005 amounted to $1,594 million, an effective rate of 29.1% compared to 21.8% in 2004.

Cash flow
Operating activities performance drove an increase in cash flow from $4,842 million in 2004 to $6,919 million in 2005. Increased sales were the principal driver behind this improvement, combined with continued working capital management. Continued decreases in capital expenditure (down from $1,183 million in 2004 to $942 million in 2005) meant that the primary use of the surplus cash was in returns to shareholders through share re-purchases ($2,858 million after share issues) and dividends ($1,717 million).

Operating activities contributed $4,842 million cash in 2004, an increase of $1,426 million over 2003. This improvement was a reflection of improved profitability and working capital management countered by higher tax payments. The cash was utilised in increasing investing activities in short term and fixed deposits ($862 million) together with capital expenditure and acquisition and disposals (net $910 million, after receipts of $355 million on Advanta and Durascan). Financing outflows remained at similar levels to 2003, but this was the net effect of new loan proceeds of $725 million and increased returns to shareholders through share re-purchases and dividends totalling $3,488 million.

Operating activities in 2003 resulted in a cash inflow of $3,416 million, down from $4,833 million in 2002. Working capital increases and exceptional item costs (primarily the Zoladex investigation settlement) were the main reasons behind the decline. Total cash outflow in respect of investing activities was $746 million; inflows from liquidation of short term investments of $771 million and the sale of Marlow Foods reduced the costs of fixed asset investing of $1,597 million. The financing outflows represented absorption of funds in respect of dividends ($1,222 million), share re-purchases ($1,107 million) and loan repayments of $345 million.

Net assets
Under US GAAP, net assets are significantly higher than under IFRS because the merger between Astra and Zeneca has been regarded as a purchase of Astra by Zeneca and pension and other post-employment benefit plan deficits are not recognised. Goodwill on the acquisition of Astra amounted to $13.5 billion (down from the 2004 balance of $15.1 billion due to exchange) whilst adjustments to fixed assets (both tangible and intangible) fell through depreciation, amortisation and exchange from $7.0 billion to $5.2 billion. Under US GAAP, our net assets totalled $31.9 billion at 31 December 2005 and were comprised of $7.4 billion tangible fixed assets, $21.2 billion goodwill and intangible assets and $13.8 billion current assets whilst total liabilities amounted to $11.8 billion.

US GAAP
	2005	2004	2003
	$m	$m	$m

Operating income	5,355	3,775	3,031

Net income for the year	3,884	2,951	2,149

Shareholders’ equity	31,894	35,477	33,759

Increase/(decrease) in cash	(442)	309	(4)

Back to Contents

60	AstraZeneca Annual Report and
Form 20-F Information 2005

BOARD OF DIRECTORS AT 31 DECEMBER 2005

LOUIS SCHWEITZER (63)
Non-Executive Chairman
Chairman of the Nomination Committee
Appointed as a Director 11 March 2004. Non-Executive Chairman of Renault SA since April 2005. Chairman and Chief Executive Officer of Renault SA 1992-2005. President of the Management Board of Renault-Nissan BV 2002-2005. Chief Financial Officer and Executive Vice-President 1988-1992 and President and Chief Operating Officer 1990-1992, Renault SA. Non-Executive Director of BNP-Paribas, Electricité de France, Philips Electronics NV, Veolia Environnement, Volvo AB and L’Oréal.

HÅKAN MOGREN KBE (61)
Non-Executive Deputy Chairman
Member of the Nomination Committee
Appointed as a Director 6 April 1999. Formerly Chief Executive Officer and a Director of Astra AB (appointed 18 May 1988). Vice-Chairman of Gambro AB. Member of the Board of Directors of Investor AB, Rémy Cointreau SA, Groupe Danone and Norsk Hydro ASA. Director of the Marianne and Marcus Wallenberg Foundation.

SIR TOM MCKILLOP* (62)
Executive Director and Chief Executive
Appointed as a Director 1 January 1996. Retired from the Board on 31 December 2005. Deputy Chairman of The Royal Bank of Scotland Group plc. Non-Executive Director of BP p.l.c. Vice-President of the European Federation of Pharmaceutical Industries and Associations. Pro-Chancellor of the University of Leicester. Chairman of the British Pharma Group.

JOHN PATTERSON FRCP (58)
Executive Director, Development
Appointed as a Director 1 January 2005. Fellow of the Royal College of Physicians. Director of the British Pharma Group. Non-Executive Director of Cobham plc. Non-Executive Director of Amersham plc 2001-2004. President of the Association of the British Pharmaceutical Industry 2002-2004. Member of the Supervisory Board of the UK Medicines Control Agency 1990-1994. Executive Vice-President, Product Strategy & Licensing and Business Development, AstraZeneca PLC 1999-2004.

DAVID R BRENNAN** (52)
Executive Director
Appointed as a Director 14 March 2005. Appointed Chief Executive Officer with effect from 1 January 2006. Member of the Executive Board of the Pharmaceutical Research and Manufacturers of America (PhRMA). Chairman of the Board of the Southeastern Chapter of the American Heart Association. General Manager of Chibret International, France (a subsidiary of Merck & Co., Inc.) 1990-1992. Vice-President of Marketing, Business Planning and Development, Astra Merck, Inc., and then Astra Pharmaceuticals LP 1992-1999. Senior Vice-President of Commercial Operations, AstraZeneca Pharmaceuticals LP 1999-2001. Executive Vice-President, North America, AstraZeneca PLC 2001-2005.

JONATHAN SYMONDS (46)
Executive Director and
Chief Financial Officer
Appointed as a Director 1 October 1997. Also has overall responsibility for Information Services. Non-Executive Director of Diageo plc. Member of the UK Accounting Standards Board.

*	Retired from the Board on 31 December 2005

**	Appointed as Chief Executive Officer with effect from 1 January 2006

Back to Contents

61

SIR PETER BONFIELD CBE, FREng (61)
Senior Non-Executive Director
Chairman of the Remuneration Committee and
Member of the Nomination Committee
Appointed as a Director 1 January 1995. Fellow of the Royal Academy of Engineering. Non-Executive Director of Telefonaktiebolaget LM Ericsson, Mentor Graphics Corporation, Taiwan Semiconductor Manufacturing Company, Ltd., Sony Corporation, Japan and Actis Capital LLP. Vice-President of The British Quality Foundation. Member of the Citigroup International Advisory Board. Member of the Sony Corporation Advisory Board. Non-Executive Director, Corporate Board of the Department for Constitutional Affairs.

JOE JIMENEZ (46)
Non-Executive Director
Member of the Remuneration Committee and the Nomination Committee
Appointed as a Director 1 July 2003. Executive Vice-President of H J Heinz Company and President and Chief Executive Officer of Heinz Europe since 2002. Corporate Vice-President then Senior Vice-President and President of Heinz North America 1998-2002. Non-Executive Director of Blue Nile, Inc.

MICHELE HOOPER (54)
Non-Executive Director
Member of the Audit Committee
Appointed as a Director 1 July 2003. President and Chief Executive Officer of Stadtlander Drug Company 1998-1999. Corporate Vice-President and President, International Businesses of Caremark International Inc. 1992-1998. Non-Executive Director of PPG Industries, Inc.

JOHN BUCHANAN (62)
Non-Executive Director
Chairman of the Audit Committee and
Member of the Remuneration Committee
Appointed as a Director 25 April 2002. Executive Director and Group Chief Financial Officer of BP p.l.c. 1996-2002. Member of the UK Accounting Standards Board 1997-2001. Senior Independent Director of BHP Billiton Plc. Non-Executive Director of Vodafone Group Plc. Deputy Chairman of Smith & Nephew plc.

MARCUS WALLENBERG (49)
Non-Executive Director
Member of the Audit Committee
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 18 May 1989). Stepped down from the Audit Committee on 31 December 2005. Chairman of Skandinaviska Enskilda Banken AB. Non-Executive Vice-Chairman of Saab AB and Telefonaktiebolaget LM Ericsson. Non-Executive Director of Electrolux AB, Stora Enso Oyj and the Knut and Alice Wallenberg Foundation.

ERNA MÖLLER (65)
Non-Executive Director
Member of the Remuneration Committee and the Science Committee
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 15 May 1995). Executive Director of the Knut and Alice Wallenberg Foundation. Professor of Clinical Immunology and Vice-Chairman of the Nobel Assembly, Karolinska Institutet. Member of the Royal Swedish Academy of Engineering Sciences and the Royal Swedish Academy of Science.

JANE HENNEY (58)
Non-Executive Director
Member of the Audit Committee, the Nomination Committee and the Science Committee
Appointed as a Director 24 September 2001. Currently Senior Vice-President and Provost for Health Affairs, University of Cincinnati Medical Center, appointed April 2003. Prior appointments include: Deputy Director, US National Cancer Institute; Vice-Chancellor of Health, University of Kansas Medical Center; Deputy Commissioner for Operations, US Food and Drug Administration; and Commissioner of Food and Drugs, US Food and Drug Administration. Non-Executive Director of AmerisourceBergen Corporation and CIGNA Corporation. Other board appointments include The Commonwealth Fund, China Medical Board, OMERIS and BIO/START.

DAME BRIDGET OGILVIE (67)
Non-Executive Director
Member of the Audit Committee and the Science Committee
Appointed as a Director 1 January 1997. Also has responsibility for overseeing Corporate Responsibility. Chairman of the Medicines for Malaria Venture and the Association of Medical Research Charities. Trustee of Cancer Research UK. Chairman of the Trustees of the AstraZeneca Science Teaching Trust.

Other officers of the Company at 31 December 2005 included members of the Senior Executive Team, as set out on page 64, and:

GRAEME MUSKER
Group Secretary and Solicitor
Appointed as Company Secretary 6 June 1993.

Back to Contents

62	AstraZeneca Annual Report and
Form 20-F Information 2005

DIRECTORS’ REPORT

AstraZeneca PLC is the holding company for a group of subsidiaries whose principal activities are described in the Business Review on pages 6 to 59, which is incorporated into this Directors’ Report by reference. Principal subsidiaries and their locations are given on page 129.

The Company’s dividend for 2005 of $1.30 (73.7 pence, SEK 10.01) per Ordinary Share amounts to a total dividend payment to shareholders of $2,070 million.

In view of the Company’s resources, results of operations and overall financial condition, the Directors continue to adopt the going concern basis in preparing the Financial Statements.

Changes in the Company’s Ordinary Share capital during 2005, including details of the allotment of new shares under the Company’s share plans, are given in Note 28 to the Financial Statements.

BOARD OF DIRECTORS
Details of members of the Board at 31 December 2005 are set out on pages 60 and 61. The Board held six scheduled meetings in 2005. Five of the Board meetings were held in the UK: four in London (including one by telephone) and one in Alderley Park. One meeting was held in the US. All Directors participated in all meetings, save as set out in the following table:

Number of
Name	meetings attended

Sir Peter Bonfield	6

David Brennan[1]	4

John Buchanan	4

Jane Henney	5

Michele Hooper	5

Joe Jimenez	6

Sir Tom McKillop	6

Håkan Mogren	5

Erna Möller	6

Dame Bridget Ogilvie	6

John Patterson[2]	5

Louis Schweitzer	6

Jonathan Symonds[2]	5

Marcus Wallenberg	6

[1]	Appointed 14 March 2005.
[2]	Absented themselves because the nomination of the new CEO was being discussed.

The Board is currently scheduled to meet six times in 2006.

BOARD CHANGES
Louis Schweitzer was appointed Non-Executive Chairman with effect from 1 January 2005. Mr Schweitzer was first appointed to the Board in March 2004 and was elected as a Non-Executive Director for the first time by shareholders at the Annual General Meeting (AGM) in April 2004.

With effect from 1 January 2005, John Patterson was appointed as Executive Director with responsibility for Development.

With effect from 14 March 2005, David Brennan was appointed as Executive Director with responsibility for North America.

On 31 December 2005 Marcus Wallenberg, a Non-Executive Director, stepped down from the Audit Committee.

In July 2005, we announced that Sir Tom McKillop would retire and stand down from the Board on 31 December 2005 and that David Brennan would be the new Chief Executive Officer with effect from 1 January 2006.

ELECTION AND RE-ELECTION OF DIRECTORS
All of the Directors will retire under Article 65 of the Company’s Articles of Association at the AGM in April 2006. The Notice of AGM will give details of those Directors presenting themselves for election or re-election at the AGM.

MANDATORY SHAREHOLDING FOR DIRECTORS
The Company’s Articles of Association require each Director to be the beneficial owner of Ordinary Shares in the Company with an aggregate nominal value of $125 (500 shares). Such holding must be obtained within two months of the date of the Director’s appointment. At 31 December 2005, all of the Directors complied with this requirement and full details of each Director’s interests in shares of the Company are set out in the Directors’ Remuneration Report on pages 70 to 80.

ANNUAL GENERAL MEETING
The Company’s AGM will be held on Thursday 27 April 2006. The principal meeting place will be in London. There will be a simultaneous satellite meeting in Stockholm.

CORPORATE GOVERNANCE
UK Combined Code
on Corporate Governance
The Board has prepared this report with reference to the UK Combined Code on Corporate Governance published in July 2003 by the Financial Reporting Council and related guidance.

The Company is applying all the main and supporting principles of good governance in the Combined Code. The way in which these principles are being applied is described below.

The Company is complying with all of the provisions of the Combined Code, particularly as Marcus Wallenberg has now stepped down as a member of the Audit Committee.

The US Sarbanes-Oxley Act of 2002
AstraZeneca PLC American Depositary Shares are traded on the New York Stock Exchange (NYSE) and the Company is subject to the reporting and other requirements of the US Securities and Exchange Commission (SEC) applicable to foreign issuers. The US Sarbanes-Oxley Act (the Act) came into force at the end of July 2002. As a result of its NYSE listing, the Company is subject to those provisions of the Act applicable to foreign issuers. Section 404 of this legislation requires companies to include in their annual report filed with the SEC a report by management stating its responsibility for establishing internal control structure and procedures for financial reporting and annually to assess the effectiveness of such structure and controls. In addition, the external auditor will be required to attest to and report on management’s assessment. As a foreign issuer, AstraZeneca is first required to comply with section 404 in respect of its financial year ending 31 December 2006. Initially, compliance would have been required in respect of the financial year ending 31 December 2005, but the SEC extended the compliance dates for foreign issuers.

The Company either already complies with or will comply with those provisions of the Act applicable to foreign issuers as and when they become effective. The Board believes that, prior to the Act coming into force, the Company already had a sound corporate governance framework, good processes for the accurate and timely reporting of its financial position and results of operations and an effective and robust system of internal controls. Consequently, the Company’s approach to compliance with the Act has principally involved the development and adjustment of its existing corporate governance framework and associated processes concerning reporting, internal controls and other relevant matters.

For information about the preparatory work undertaken during 2005 to enable the Company to comply in due course with the SEC rules that implement section 404 see the Financial Review on page 56.

Back to Contents

Directors’ Report	63

The New York Stock Exchange
The Company, as a foreign issuer with American Depositary Shares listed on the NYSE, must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE’s corporate governance listing standards. In addition, the Company must comply fully with the provisions of the listing standards that relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the rules concerning audit committees implemented by the SEC under the Act.

The Company has reviewed the corporate governance practices required to be followed by US companies under the NYSE’s listing standards and its corporate governance practices are generally consistent with those standards. However, while the Company’s Non-Executive Directors do meet without the Executive Directors present, these meetings are not regularly scheduled. Additionally, not all members of the Nomination Committee are considered independent (see explanation below).

The Company’s Audit Committee complies with the provisions of the listing standards that relate to the composition, responsibilities and operation of audit committees. In August 2005, the Company submitted the required annual written affirmation to the NYSE confirming its full compliance with those and other applicable provisions. More detailed information about the Audit Committee and its work during 2005 is set out in the Audit Committee’s Report on pages 68 and 69.

Disclosure Policy and Disclosure Committee
The Company’s Disclosure Policy provides a framework for the handling and disclosure of inside information and other information of interest to shareholders and the investment community. It also defines the role of the Disclosure Committee. The Chief Financial Officer, the Executive Director, Development, the Group Secretary and Solicitor, the Vice-President, Corporate Affairs and (from July 2005) the Global Head of Investor Relations were the members of the Disclosure Committee during 2005. The Disclosure Committee meets regularly to assist and inform the decisions of the Chief Executive Officer concerning inside information and its disclosure. Periodically, it reviews the Company’s disclosure controls and procedures and its own operation as part of work carried out to enable management and the Board to assure themselves that appropriate processes are operating for the Company’s planned disclosures, such as its quarterly results announcements and scheduled investor relations events. In addition, the Disclosure Committee members are members of the steering group that reviews the process for preparing, and drafts of, this Annual Report and Form 20-F Information.

Recognising the importance to shareholders and the investment community of news about certain of the Company’s key development and marketed products, much of the Disclosure Committee’s work in 2005 focused on ensuring that accurate, complete and timely disclosures were made concerning Exanta, Crestor, Seroquel, Symbicort, NXY-059 (previously known as Cerovive), Galida, Toprol-XL and Iressa. Throughout 2005, the Disclosure Committee met monthly to review a rolling schedule of key news concerning the Company and its products. The schedule was subsequently reviewed on a monthly basis by the Senior Executive Team. In addition, the Disclosure Committee held frequent ad hoc meetings to review specific disclosure issues.

BOARD STRUCTURE AND PROCESSES
Board composition, responsibilities
and appointments
The Board comprises Executive and Non-Executive Directors. In the view of the Board, the majority of Board members are independent Non-Executive Directors. The differing roles of Executive Directors and Non-Executive Directors are clearly delineated, with both having fiduciary duties towards shareholders and all being collectively responsible for the success of the Company. However, Executive Directors have direct responsibility for business operations, whereas the Non-Executive Directors have a responsibility to bring independent, objective judgement to bear on Board decisions. This includes constructively challenging management and helping to develop the Company’s strategy.The Non-Executive Directors scrutinise the performance of management and have various responsibilities concerning the integrity of financial information, internal controls and risk management. To help maintain a strong executive presence on the Board, in addition to the Executive Directors attending, Board meetings are often attended by members of the Senior Executive Team on a rotational basis.

The Board sets the Company’s strategy and policies and monitors progress towards meeting its objectives. To this end, it conducts a formal strategy review annually. The Board also assesses whether its obligations to the Company’s shareholders and others are understood and met. This includes regular reviews of the Company’s financial performance and critical business issues.

There is an established procedure operated by the Nomination Committee for the appointment of new directors to the Board. Appointments are based on the merits of the candidates, who are measured against objective criteria. All of the Directors retire at each AGM and may offer themselves for re-election by shareholders. The Board reviews annually the status of succession to senior positions, including those at Board level, and ensures it has regular contact with, and access to, succession candidates.

At its meeting in December 2005, the Board conducted its annual review and assessment of how it operates. This was done without external facilitation and included consideration and discussion of the nature and level of its interaction with the Company’s management; the quality, quantity and scope of information which flows to the Board from management, and the way in which it flows; the content of Board meetings and presentations to Board meetings; the composition of the Board; the practical arrangements for the work of the Board; and the work and operation of the Board’s committees. Overall, Board members concluded that their view of the performance of the Board is very positive and that the Board and its committees were operating in an effective and constructive manner.

At the same meeting, the Chairman also reported to the Board on his conversations with each Non-Executive Director about his or her individual performance and that of the Board as a whole, which took place during the fourth quarter of 2005. The Non-Executive Directors reviewed the performance of the Chief Executive and the Chief Financial Officer in their absence. In addition, the Board reviewed the performance of the Chairman in his absence, during that same December Board meeting.

The Company maintained directors’ and officers’ liability insurance cover throughout 2005.

In early 2006 the Company is planning to enter into a deed of indemnity in favour of each Board member. Under Article 134 of the Company’s Articles of Association the current Directors and officers are already indemnified in accordance with the Companies Act 1985. However, consistent with recent changes to the Companies Act 1985, and in the interests of retaining high quality, skilled individuals, current market practice is for companies to enter into a separate deed of indemnity in favour of each director.

Independence of Directors under
the UK Combined Code
During 2005, the Board considered the independence of each Non-Executive Director. With the exception of two of them (as set out below) and the Chairman, the Board considers that all of the Non-Executive Directors are independent in character and judgement and that there are no relationships or circumstances that are likely to affect their independent judgement. The Board also considers that Louis Schweitzer, who was appointed Non-Executive Chairman with effect from 1 January 2005, was independent on appointment. In accordance with the Combined Code, the Board has not subsequently considered the independence of the Chairman.

Back to Contents

64	AstraZeneca Annual Report and
Form 20-F Information 2005

DIRECTORS’ REPORT CONTINUED

For the reasons explained below, the Board does not believe that Håkan Mogren, Non-Executive Deputy Chairman, or Marcus Wallenberg can be determined independent under the revised Combined Code. However, the Board believes that both Dr Mogren and Mr Wallenberg have brought, and continue to bring, considerable business experience and to make valuable contributions to the work of the Board. In particular, Mr Wallenberg also provided useful knowledge and expertise to the Audit Committee until he stepped down on 31 December 2005.

Dr Mogren was previously the Chief Executive Officer of Astra AB and Executive Deputy Chairman of the Company and is now a member of the Board of Directors of Investor AB, a company that, as at 31 December 2005, held approximately 3.26% of the Ordinary Shares of the Company. This holding represents a significant proportion of Investor AB’s overall investment portfolio. Mr Wallenberg was a member of the Board of Directors and Chief Executive Officer of Investor AB until 1 September 2005, when he stepped down.

The Board also considered, in particular, the positions of Sir Peter Bonfield, senior Non-Executive Director, Erna Möller and Jane Henney. For the reasons explained below, it is the Board’s view that they are independent. Each discharges his or her duties in a properly independent manner and constructively and appropriately challenge the Executive Directors and the Board.

Sir Peter is a Non-Executive Director of Telefonaktiebolaget LM Ericsson. Marcus Wallenberg is also a Non-Executive Director of Ericsson. Investor AB, of which Mr Wallenberg was Chief Executive Officer until 1 September 2005, held approximately 5% of Ericsson’s shares (representing approximately 19% of the voting rights) at 31 December 2005. The Board is satisfied that Sir Peter’s presence on the Ericsson Board results from his broad experience of the global telecommunications industry and not from any connection with Investor AB or the Wallenberg family. The Board also had regard to the length of time that Sir Peter has served as a Non-Executive Director of the Company (he was first appointed to the Zeneca Group PLC board in 1995).

The position of senior Non-Executive Director of the Company was established in 2002, and the Chairman and Chief Executive Officer have only been in their roles since January 2005 and 2006 respectively. The Board therefore wishes Sir Peter to continue in the role for one more year to provide valuable further continuity, subject to his re-election at the AGM in 2006. Sir Peter intends to step down as a Director of the Company at the AGM in 2007.

Professor Möller is the Chief Executive Officer of the Board of the Knut and Alice Wallenberg Foundation, a charitable foundation in Sweden that supports scientific research and educational programmes by awarding financial grants to individuals or institutions. Although one of the Foundation’s principal investments is in Investor AB, all investment decisions of the Foundation are made by its investment committee, of which Professor Möller is not a member. Her role, as Chief Executive Officer of the Board, is principally to lead the scrutiny of applications for grants and maintain close contacts with scientific and educational institutions in Sweden to develop the work of the Foundation.

Jane Henney is a Non-Executive Director of AmerisourceBergen Corporation and CIGNA Corporation, both of which are customers of the Company in the US. The Board considered these relationships and concluded that they did not compromise her independence.

Chief Executive Officer and
the Senior Executive Team
The Chief Executive Officer has been delegated authority from, and is responsible to, the Board for directing and promoting the profitable operation and development of the Company, consistent with the primary aim of enhancing long term shareholder value.

The Chief Executive Officer is responsible to the Board for the management and performance of the Company’s businesses within the framework of Company policies, reserved powers and routine reporting requirements. He is obliged to refer certain major matters (defined in the formal delegation of the Board’s authority) back to the Board. The roles of the Board, the Board’s committees, the Chairman, the Chief Executive Officer and the Senior Executive Team are documented, as are the Company’s delegated authorities and reserved powers, the means of operation of the business and the roles of corporate functions.

The Chief Executive Officer has established and chairs the Senior Executive Team. While the Chief Executive Officer retains full responsibility for the authority delegated to him by the Board, the Senior Executive Team is the vehicle through which he exercises that authority in respect of the Company’s business (including Aptium Oncology and Astra Tech).

The members of the Senior Executive Team are the Chief Executive Officer (Sir Tom McKillop until the end of 2005, David Brennan since 1 January 2006); Jonathan Symonds, Chief Financial Officer; John Patterson, Executive Director, Development; Bruno Angelici, Executive Vice-President, Europe, Japan, Asia Pacific and rest of world; the Executive

Vice-President, North America (David Brennan throughout 2005, Tony Zook from 1 January 2006); Jan Lundberg, Executive Vice-President, Discovery Research; Martin Nicklasson, Executive Vice-President, Global Marketing and Business Development (formerly Product Strategy & Licensing); Barrie Thorpe, Executive Vice-President, Operations; and Tony Bloxham, Executive Vice-President, Human Resources.

The Senior Executive Team normally meets once a month to consider and decide all major business issues. It also usually reviews those matters that are of a size or importance to require the attention of, or that are reserved to, the Board before such matters are submitted to the Board for review and decision.

Business objectives and performance
Each business function (e.g. R&D, Operations) is subject to an annual budget and target-setting process, including forecasts for the following two years together with a sensitivity and risk analysis, quarterly updates of the forecast for the current year and regular reporting. Performance reviews are undertaken regularly in each part of the business. The Company’s quarterly business performance report process uses a broad range of measures that link directly to the achievement of key business priorities. Treasury operations are centralised, operate within defined limits and are subject to regular reporting requirements and Audit Committee reviews.

Internal controls and management of risk
The Board has overall responsibility for the Company’s system of internal controls, which aims to safeguard shareholders’ investments and the Company’s assets, and to ensure that proper accounting records are maintained and that the financial information used within the business and for publication is accurate, reliable and fairly presents the financial position of the Company and the results of its business operations. The Board is also responsible for reviewing the effectiveness of the system of internal controls. The system is designed to provide reasonable (not necessarily absolute) assurance of effective operations and compliance with laws and regulations.

Since the publication in September 1999 by the Institute of Chartered Accountants in England and Wales of the Turnbull Report, ‘Internal Control: Guidance for Directors on the Combined Code’, the Directors have continued to review the effectiveness of the Group’s system of controls, risk management and the Company’s high level internal control arrangements. These reviews have included an assessment of internal controls, and in particular internal financial controls, supported by management assurance of the maintenance of control,

Back to Contents

Directors’ Report	65

reports from the internal audit function, as well as the external auditor on matters identified in the course of its statutory audit work.

Underpinning these reviews is an annual ‘letter of assurance’ process by which responsible managers confirm the adequacy of their systems of internal financial and non-financial controls, their compliance with Company policies and relevant laws and regulations (including the industry’s regulatory requirements), and confirm they have reported any control weaknesses through the Company’s ‘continuous assurance’ process, which was introduced by the Company in 2004 and operated throughout 2005.

The Directors believe that the Company maintains an effective, embedded system of internal controls and complies with the Turnbull Report guidance.

The Company views the careful management of risk as a key management activity. Through the adoption by the Board of a Group Risk & Control Policy and supporting standards, the Company has sought to confirm and formalise the drive to manage business risks as a key element of all activities.

Supporting line management activities is a dedicated risk management team who help to ensure key risks are indentified and communicated appropriately. The outputs of this team are reviewed by the Risk Advisory Group, which comprises senior representatives from each business function. The Risk Advisory Group considers new and emerging risks as well as risks across different parts of the organisation. It also plays an important role in promoting continuous improvement in the management of risk by sharing best practice throughout the organisation. It is chaired by the Chief Financial Officer and reports twice a year to the Senior Executive Team. The Risk Advisory Group’s reports on the Company’s risk profile are reviewed by both the Audit Committee and the Board.

CODE OF CONDUCT
The policy of the Company is to require all of its subsidiaries, and their employees, to observe high ethical standards of integrity and honesty and to act with due skill, care, diligence and fairness in the conduct of business. The Company’s management recognises that such standards make a significant contribution to the overall control environment and seeks to reinforce the standards outlined in the Code of Conduct throughout the business. In particular, all employees are required to comply with the letter and spirit of the AstraZeneca Code of Conduct and with the high ethical standards detailed by the Company in support of it.

The AstraZeneca Code of Conduct is set out in full on pages 157 and 158 and on the Company’s website: astrazeneca.com. It is an important demonstration of the Company’s uncompromising commitment to honesty and integrity. The Company maintains procedures for raising integrity concerns, which include a confidential helpline for employees worldwide. During 2005, 109 employees used the confidential helpline to seek guidance on corporate responsibility issues or to raise concerns, all of which were reviewed and reported on, as appropriate, to the Audit Committee. To date, no material issues have been identified through this route.

The Company also has a Finance Code of Conduct that complements the main AstraZeneca Code of Conduct and applies to the Chief Executive Officer, the Chief Financial Officer and the Company’s principal accounting officers. The Finance Code of Conduct also applies to all Finance function employees and reinforces the importance of the integrity of the Company’s Financial Statements, of the reliability of the accounting records on which they are based and of the robustness of the relevant controls and processes.

As reported in last year’s Annual Report, during 2004 the Senior Executive Team sponsored a review and re-structuring of the Company’s full range of policies, standards and guidelines. Following formal Board approval early in 2005, the revised Group policies were made available on a dedicated intranet site, the availability and purpose of which has been communicated throughout the organisation.

GROUP INTERNAL AUDIT
Group Internal Audit (GIA) is an independent appraisal function that derives its authority from the Board through the Audit Committee. Its primary role is to provide reasonable and objective assurance about the adequacy and effectiveness of the Company’s financial control framework, compliance with laws, regulations and policies and risk management processes.

GIA seeks to discharge the responsibilities set down in its charter by reviewing:

>	The processes for ensuring that business risks are effectively managed.

>	The financial and operational controls that help to ensure that the Company’s assets are properly safeguarded from losses, including fraud.

>	The controls that help to ensure the reliability and integrity of management information systems.
>	The processes for ensuring compliance with policies and procedures and external legislation and regulation (other than those relating to safety, health and the environment and product regulatory compliance, which are the responsibility of other audit functions).

>	On an ad hoc basis, whether value for money is obtained (in terms of efficient use of the Company’s resources).

GIA also acts as a source of constructive advice and best practice, assisting senior management with its responsibility to improve the processes by which risks are identified and managed and to report and advise on the proper and effective use of resources.

EXTERNAL AUDITOR
A resolution will be proposed at the AGM on 27 April 2006 for the re-appointment of KPMG Audit Plc, London as auditor of the Company.

The external auditor has undertaken various pieces of non-audit work for the Company during 2005. More information about this work and the audit and non-audit fees paid by the Company are set out in Note 27 to the Financial Statements on page 127. The external auditor is not engaged by the Company to carry out any non-audit work on which it might, in the future, be required to express an audit opinion. As explained more fully in the Audit Committee’s Report on pages 68 and 69, the Audit Committee has established pre-approval policies and procedures for audit and non-audit work permitted to be carried out by the external auditor and has carefully monitored the objectivity and independence of the external auditor throughout 2005.

BOARD COMMITTEES
Audit Committee
Full details about the Audit Committee, its composition, remit and work during 2005 can be found in the Audit Committee’s Report on pages 68 and 69.

Remuneration Committee
The members of the Remuneration Committee are Sir Peter Bonfield (Chairman of the Committee), John Buchanan, Erna Möller and Joe Jimenez. They are all Non-Executive Directors. The Board considers them each to be independent.

The remit of the Remuneration Committee is, primarily, to recommend for decision by the Board the fundamental remuneration policy for the Company and to ensure the proper operation of all plans for employees involving the Company’s shares. More particularly, it makes specific proposals in respect of the remuneration packages of individual Executive Directors and the Company’s most senior executives.

Back to Contents

66	AstraZeneca Annual Report and
Form 20-F Information 2005

DIRECTORS’ REPORT CONTINUED

Further information about the membership and work of the Remuneration Committee and the Company’s remuneration policy and practice is set out in the Directors’ Remuneration Report on pages 70 to 80.

Nomination Committee
The members of the Nomination Committee during 2005 were Louis Schweitzer (Chairman of the Committee), Håkan Mogren, Sir Peter Bonfield, Jane Henney and Joe Jimenez. All the current members of the Nomination Committee are Non-Executive Directors. With the exception of the Chairman and Dr Mogren (for the reasons explained above), the Board considers them all to be independent.

The Nomination Committee met twice in 2005. The remit of the Nomination Committee is to make proposals to the Board for any new appointments as Directors of the Company. The principal task in relation to nomination matters in 2005 related to the appointment of David Brennan as Chief Executive Officer-elect to succeed Sir Tom McKillop with effect from 1 January 2006. The Nomination Committee, chaired by the Chairman, led the process for nominating David Brennan, which was supported by external search consultants.

The Nomination Committee also reviewed the balance of the Board and the requirements for future Non-Executive Directors.

Science Committee
The members of the Science Committee are Jane Henney, Erna Möller and Dame Bridget Ogilvie. They are all Non-Executive Directors.

The remit of the Science Committee is, on behalf of the Board, to review and assess the international competitiveness and quality of science within the Company. The Executive Vice-President, Discovery Research (Jan Lundberg) and the Vice-President and Head of Global Project Evaluation (Christopher Reilly) normally attend meetings of the Science Committee.

SHAREHOLDERS
In its financial reporting to shareholders and other interested parties by means of annual and quarterly reports, the Board aims to present a balanced and understandable assessment of the Company’s financial position and prospects.

The Company maintains a corporate website containing a wide range of information of interest to institutional and private investors: astrazeneca.com.

The Company has frequent discussions with institutional shareholders on a range of issues affecting its performance. These include meetings following the announcement of the annual results with the Company’s largest institutional shareholders on an individual basis. In addition, the Company responds to individual ad hoc requests for discussions from institutional shareholders. The senior Non-Executive Director is available to shareholders if they have concerns that contact through the normal channels of Chairman, Chief Executive Officer or Chief Financial Officer has failed to resolve, or for which such contact is inappropriate.

All shareholders, including private investors, have an opportunity at the AGM to put questions to members of the Board on matters relating to the Company’s operation and performance.

EMPLOYEES
People are AstraZeneca’s key intellectual assets. The Company’s success depends on making the best use of their knowledge, skills and inventiveness. Accordingly, its core values include respect for individuals and embracing their diversity throughout the world. It seeks to engender a global culture in which people make the best use of their talents, supporting each other professionally in a spirit of openness, honesty, and mutual trust. Employees at all levels of the organisation are expected to observe the highest ethical standards in their work, and to lead by personal example.

The Company’s management style is to be open and participative at every level, which ensures that employees are informed continually about business issues, particularly those matters which affect them personally and their jobs, both in the short and longer term. Each employee can expect to have clear performance objectives developed with his or her input and understand how those objectives fit within the particular employee’s work environment and with those of the Company as a whole. This focus on clarity of business objectives is reinforced by performance-related bonus and incentive plans. The Company also encourages employee share ownership by offering various employee share plans which are described in Note 24 to the Financial Statements.

In addition to employee participation as part of the normal management activity, the Company has constructive relationships with trade unions and arrangements exist for more formal consultation at the business and national level in some countries; this includes a forum in Europe where the Chief Executive Officer meets employee representatives from 19 countries.

The Company believes that by operating according to these values and with this open style of management, employees will respond by using their full talents and potential in the active pursuit of business objectives, which will correspond with the best interests of shareholders.

Over the last eighteen months, AstraZeneca has been implementing a people strategy defined by the Senior Executive Team in late 2003, identifying what people-related processes and outcomes should be improved in order to prepare the Company for the challenges facing it and the pharmaceutical industry as a whole. The objective has been and continues to be to implement an organisational step-change in the way people in AstraZeneca are managed and developed in order to create a competitive advantage for the Company.

The Company believes that every employee should be treated with the same respect and dignity. It values the rich diversity and creative potential of people with differing backgrounds and abilities and encourages a culture of equal opportunities, in which personal success depends on personal merit and performance. It is Company policy that there should be no discrimination against any person for any reason. All judgements about people for the purposes of recruitment, development and promotion are made solely on the basis of their ability and potential in relation to the needs of the job. Every manager is responsible for implementing this policy.

CORPORATE RESPONSIBILITY
The Company aims to set, promote and maintain high standards of corporate responsibility wherever it operates. Dame Bridget Ogilvie, Non-Executive Director, is the Board member responsible for overseeing Corporate Responsibility (CR) within the Company, supported by a cross-functional, global corporate responsibility committee that leads development of AstraZeneca’s CR framework. Policies and standards relating to corporate responsibility are maintained and widely communicated within the organisation and the Company continues to develop its established systems for monitoring performance. The Company publishes and sends to shareholders a separate Corporate Responsibility Summary Report. Information in the Corporate Responsibility Summary Report for 2005 was again subject to

Back to Contents

Directors’ Report	67

an assurance process carried out by an independent, third party organisation. Detailed information about the Company’s approach to corporate responsibility can be found in the separate printed report and on its website: astrazeneca.com.

It is not Company policy formally to comply with the Confederation of British Industry’s code of practice on the prompt payment of suppliers. It is, however, Company policy to agree appropriate payment terms with all suppliers when agreeing the terms of each transaction, to ensure that those suppliers are made aware of the terms of payment and, subject to their compliance, abide by the terms of payment. The total amount of money owed by AstraZeneca PLC’s subsidiaries to trade creditors at the balance sheet date was equivalent to 70 days’ average purchases. No equivalent disclosure is provided in respect of AstraZeneca PLC, as it has no external creditors.

SHAREHOLDERS’ RETURN STRATEGY AND PURCHASE OF OWN SHARES
The Company’s stated distribution policy contains both a regular dividend cash flow and a share re-purchase component to give the Company more flexibility in managing its capital structure over time. The Board continually reviews its shareholders’ return strategy and recently restated its intention to grow dividends in line with earnings while maintaining dividend cover in the two to three times range. The Board firmly believes that the first call on free cash flow is business need and, having fulfilled that, will return surplus cash to shareholders. Accordingly, in 2006, the Board intends to re-purchase shares at around the same level as 2005.

As previously reported, between August 1999 and December 2003 the Company re-purchased $4 billion of its own shares under two share re-purchase programmes. In January 2004 the Board approved a further $4 billion re-purchase programme to be completed by the end of 2005, of which $2.2 billion was completed in 2004.

In 2005 the Board approved an increase of the programme by a further $1.2 billion (making a total of $3 billion for 2005).

During 2005, the Company purchased 67.65 million of its own Ordinary Shares with a nominal value of $0.25 each for an aggregate cost of $3 billion. Following the purchase of these shares, they were all cancelled. This number of shares represents 4.28% of the Company’s total issued share capital at 31 December 2005.

Since the beginning of the original re-purchase programme in 1999, the Company has purchased for cancellation in total 210.55 million of its Ordinary Shares with a nominal value of $0.25 each for an aggregate cost of $9.2 billion. This number of shares represents approximately 11.75% of the Company’s total issued share capital at the time the re-purchase programme commenced in 1999.

The Company continues to maintain robust controls in respect of all aspects of the share re-purchase programme to ensure compliance with English law and the FSA’s Listing Rules, Disclosure Rules and Prospectus Rules. In particular, the Company’s Disclosure Committee meets to ensure that the Company does not purchase its own shares during prohibited periods. At the AGM on 27 April 2006, the Company will seek a renewal of its current permission from shareholders to purchase its own shares.

POLITICAL DONATIONS
Under the UK’s Political Parties, Elections and Referendums Act 2000, shareholder authority is required for political donations to be made or political expenditure to be incurred by the Company or its subsidiaries in the European Union. Neither the Company nor its subsidiaries made any donations or incurred any expenditure in 2005 in the European Union in respect of which shareholder authority or disclosure in this Directors’ Report is required under the Act. Neither the Company nor its subsidiaries intend to make any such donations or incur any such expenditure in the European Union in the foreseeable future. However, the Act defines ‘political organisation’ widely and, for example, interest groups or lobbying organisations concerned with the review of government policy or law reform may be caught by the definition.

To enable the Company to continue to support such organisations without inadvertently breaching the Act, a resolution will, as in previous years, be proposed at the AGM on 27 April 2006 to authorise the Company to make donations or incur expenditure in the European Union up to an aggregate limit of $150,000.

In 2005, AstraZeneca’s US legal entities made contributions amounting in aggregate to $255,470 (2004 $323,000) to state political party committees and to campaign committees of various state candidates affiliated with the major parties in accordance with pre-established guidelines. All contributions were made only where allowed by US federal and state law. American nationals (those with valid ‘green cards’) exercised decision-making over the contributions and the funds were not provided or reimbursed by any non-US legal entity. Such contributions do not constitute political donations or political expenditure for purposes of the UK’s Political Parties, Elections and Referendums Act 2000 and are made without any involvement of persons or entities outside the US.

On behalf of the Board
G H R MUSKER
Group Secretary and Solicitor
2 February 2006

Back to Contents

68	AstraZeneca Annual Report and
Form 20-F Information 2005

AUDIT COMMITTEE’S REPORT

The current members of the Audit Committee are John Buchanan (Chairman of the Committee), Jane Henney, Michele Hooper and Dame Bridget Ogilvie. They are all Non-Executive Directors. The Board considers each member to be independent under the UK Combined Code and under the general guidance and specific criteria of the New York Stock Exchange’s corporate governance listing standards concerning the composition of audit committees. In August 2005, the Company submitted the required annual written affirmation to the NYSE confirming its full compliance with those standards. Marcus Wallenberg was a member of the Audit Committee throughout 2005 but stepped down with effect from 31 December 2005.

The Board remains satisfied that more than one member of the Audit Committee has recent and relevant financial experience. At its meeting in December 2005, the Board determined that Dr Buchanan and Ms Hooper are audit committee financial experts for the purposes of the US Sarbanes-Oxley Act of 2002.

The core remit of the Audit Committee includes reviewing and reporting to the Board on:

>	Matters relating to the audit plans of the external auditor and the internal audit function.
>	The Company’s overall framework for internal control over financial reporting and for other internal controls and processes.
>	The Company’s overall framework for risk management with particular emphasis on financial risks.
>	The accounting policies and practices of the Company.
>	The annual and quarterly financial reporting carried out by the Company.

The Audit Committee is charged with promptly bringing to the attention of the Board any significant concerns of the external auditor or the Chief Internal Auditor about the conduct, results or overall outcome of their audit work, any matters which may significantly affect or impair the independence of the external auditor, any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial reporting or other internal controls and any serious issues of non-compliance.

The Audit Committee oversees the establishment, implementation and maintenance of the Company’s Code of Conduct. It establishes procedures for the receipt and handling of complaints concerning accounting or audit matters. It appoints and agrees the compensation for the external auditor subject, in each case, to the approval of the Company’s shareholders at a general meeting. The Audit Committee reviews and approves the appointment and any dismissal of the Chief Internal Auditor.

The Audit Committee maintains policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the external auditor. The principal purpose of these policies and procedures is to ensure that the independence of the external auditor is not impaired. The policies and procedures cover three categories of work – audit services, audit-related services and tax services. The policies define the type of work which falls within each of these categories, as well as those non-audit services which the external auditor is prohibited from performing under the rules of the US Securities and Exchange Commission. The pre-approval procedures permit certain audit, audit-related and tax services to be performed by the external auditor during the year, subject to fee limits agreed with the Audit Committee in advance. The Group Financial Controller and the Director of Group Tax monitor the status of all services being provided by the external auditor. The procedures also deal with the placing of non-audit work out for tender, where appropriate. Authority to approve work in excess of the pre-agreed fee limits is delegated to the Chairman of the Audit Committee in the first instance. Regular reports to the full Audit Committee are also provided for and, in practice, a standing agenda item at Audit Committee meetings covers the operation of the pre-approval procedures.

The full remit of the Audit Committee is available on the Company’s website: astrazeneca.com.

The Audit Committee held seven scheduled and two unscheduled meetings in 2005. Seven of the meetings were held in London, UK (including three by telephone). One meeting was held in the US and one in Alderley Park, UK. All Audit Committee members participated in all meetings, save as set out in the following table. Michele Hooper chaired those meetings that the Chairman of the Committee was unable to attend.

Number of
Name	meetings attended

John Buchanan	7

Jane Henney	5

Michele Hooper	8

Dame Bridget Ogilvie	9

Marcus Wallenberg	8

In addition to attendance at Audit Committee meetings, members of the Audit Committee met individual managers or groups of managers from the Company on a number of occasions during 2005. This direct contact with management below the level of Chief Financial Officer and Group Financial Controller helped the Directors gain a deeper insight into areas relevant to the Audit Committee’s work and provided an opportunity to discuss specific areas of interest.

During the year, in line with its normal practice, the Audit Committee also held a number of private meetings, without management present, with both the Company’s Chief Internal Auditor and the lead partners from the Company’s external audit firm. The purpose of these meetings was to facilitate free and open discussions between the Audit Committee members and those individuals, separately from the main sessions of the Audit Committee, which were attended by the Chief Financial Officer and the Group Financial Controller.

The Audit Committee is currently scheduled to meet seven times in 2006.

During 2005, the business considered and discussed by the Audit Committee included the matters referred to below. Following each Audit Committee meeting, the Chairman of the Committee reported to the Board on the principal matters covered at the meeting. The minutes of Audit Committee meetings were also circulated to all Board members.

>	The Company’s financial disclosures were reviewed and various accounting matters considered.

>	The Company’s transition to financial reporting under International Accounting Standards/International Financial Reporting Standards was monitored. This included the review and approval of changes to certain accounting policies as part of that transition and review of the Company’s restated consolidated financial statements under IAS/IFRS for the comparative periods of 2003 and 2004.

Back to Contents

Audit Committee's Report	69

>	Reports were received from the external auditor concerning its audit of the financial statements of the Company and from management, the internal audit function and the external auditor on the effectiveness of the Company’s system of internal controls and, in particular, its internal control over financial reporting. This included review and discussion of the results of the Company’s ‘continuous assurance’ and annual ‘letter of assurance’ processes. These processes are described in the Directors’ Report on pages 64 and 65. The Audit Committee also reviewed quarterly activity reports of audit work carried out by the internal audit function and the status of follow-up actions with management.

>	The Audit Committee reviewed data about calls made by employees to the Company’s Code of Conduct helpline seeking guidance on corporate responsibility issues or raising concerns and the results of the reviews of these matters. No material issues were reported through this route during the year.

>	The Audit Committee reviewed accounting matters relating to the Company’s arrangements with Merck & Co., Inc. resulting from the restructuring in 1998 of the joint venture between Astra AB and Merck & Co., Inc.

>	Continuing review took place of the Company’s US sales and marketing compliance programme as well as initiatives being taken in the International Sales and Marketing Organisation in respect of internal control, governance and compliance matters.

>	Matters concerning the internal audit and global finance functions were reviewed.

>	The amount of audit and non-audit fees of the external auditor were monitored throughout 2005. The Audit Committee was satisfied throughout the year that the objectivity and independence of the external auditor were not in any way impaired by either the nature of the non-audit work undertaken by the external auditor during the year, the level of non-audit fees charged for such work or any other facts or circumstances. Further details of the audit and non-audit fees for the year are disclosed in Note 27 to the Financial Statements on page 127.
>	The Company’s continuing work to comply with the applicable provisions of the US Sarbanes-Oxley Act of 2002 was monitored by the Audit Committee. In particular, it regularly reviewed preparations for the implementation in 2006 of section 404 of the Act concerning internal control over financial reporting. The Audit Committee also periodically reviewed the role of the external auditor in the section 404 work to ensure its independence is not impaired when it provides attestation opinions in 2006. More details about the status of the Company’s implementation of section 404 are set out in the Financial Review on page 56.

>	The Audit Committee’s remit was reviewed during 2005; it was concluded that the remit remains appropriate and no changes were recommended.

>	A review and assessment of the Audit Committee’s performance was carried out.

Following discussions at its meeting in January 2006, the Audit Committee unanimously recommended to the Board that a resolution for the re-appointment of KPMG Audit Plc as the Company’s external auditor be proposed to shareholders at the AGM in April 2006.

At the same meeting, the Chief Executive Officer and the Chief Financial Officer presented to the Audit Committee their conclusions following the evaluation of the effectiveness of the Company’s disclosure controls and procedures required by Item 15(a) of Form 20-F as at 31 December 2005. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as at that date, the Company maintains an effective system of disclosure controls and procedures.

There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report and Form 20-F Information that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

On behalf of the Audit Committee
JOHN BUCHANAN
Non-Executive Director and
Chairman of the Audit Committee
2 February 2006

Back to Contents

70	AstraZeneca Annual Report and
Form 20-F Information 2005

DIRECTORS’ REMUNERATION REPORT

At the Annual General Meeting (AGM) on Thursday 27 April 2006, a resolution will be proposed to approve the Directors’ Remuneration Report.

TABLE OF CONTENTS
>	Remuneration Committee
>	Overall remuneration policy and purpose
>	Principal components of employee remuneration
>	Review of executive remuneration in 2004
>	Executive Directors’ remuneration
>	Performance targets and measurement
>	AstraZeneca Share Option Plan
>	AstraZeneca Performance Share Plan
>	Executive Directors’ service contracts
>	Arrangements for Åke Stavling
>	Position of the Non-Executive Directors
>	External appointments and retention of fees
>	Directors’ emoluments in 2005
>	Directors’ interests in shares
>	Audit
>	Pensions
>	Total Shareholder Return
>	Share options
>	Gains by Directors on exercise of share options

REMUNERATION COMMITTEE
The members of the Remuneration Committee are Sir Peter Bonfield (Chairman of the Committee), John Buchanan, Erna Möller and Joe Jimenez. They are all Non-Executive Directors. The Board considers them all to be independent. (Independence of Non-Executive Directors is discussed in more detail in the Directors’ Report on pages 63 and 64.)

The remit of the Remuneration Committee is, primarily, to recommend for decision by the Board the fundamental remuneration policy for the Company and to ensure the proper operation of all plans for employees involving the Company’s shares. More particularly, it makes specific proposals in respect of the remuneration packages of individual Executive Directors and the Company’s most senior executives. A copy of the Remuneration Committee’s remit is available on the Company’s website: astrazeneca.com.

The Remuneration Committee met four times in 2005. Each meeting was attended by all of its members, except that other commitments prevented Erna Möller from attending the meeting on 21 March and Joe Jimenez from attending the meeting on 18 November.

At the request of the Remuneration Committee, Sir Tom McKillop (Chief Executive), Tony Bloxham (Executive Vice-President, Human Resources) and Peter Brown (Vice-President, Global Compensation and Benefits) as well as the Secretary of the Remuneration Committee, Graeme Musker, attended all of its meetings in

2005, except when their own remuneration was being discussed. They provided advice and services that materially assisted the Remuneration Committee during the year. In doing so, Mr Brown drew on various sources of data concerning directors’ and executives’ salaries, bonus levels and other incentives including general pharmaceutical industry reports and surveys, as well as surveys specifically carried out for the Company. These included certain surveys prepared for the Company by Towers Perrin. During 2005, ExcellerateHRO (formed from the merger of Towers Perrin and EDS) also provided global share plan administration services to the Company and consultancy services to the Company’s US business.

During 2005, Ms Carol Arrowsmith of Deloitte & Touche was again appointed to provide the Remuneration Committee with independent advice on all matters being considered by it. During 2005, Deloitte & Touche also provided taxation advice and other non-audit services to the Company.

OVERALL REMUNERATION POLICY AND PURPOSE
The Company is committed to maintaining a dynamic performance culture, in which every employee champions the growth of shareholder value, is clear about the Company’s objectives, and knows how their work impacts on those objectives and that they will benefit from achieving high levels of performance.

The Board has confirmed that the Company’s overall remuneration policy and purpose are to:

>	Attract and retain people of the quality necessary to sustain the Company as one of the best pharmaceutical companies in the world.

>	Motivate them to achieve the level of performance necessary to create sustained growth in shareholder value.

In order to achieve this, remuneration policy and practice are designed to:

>	Closely align individual and team reward with business performance at each level.

>	Encourage employees to perform to their fullest capacity.

>	Encourage employees to align their interests with those of shareholders.

>	Support managers’ responsibility to achieve business performance through people and to recognise superior performance, in the short and longer term.

>	Be as locally focused and flexible as is practicable and beneficial.
>	Be as internally consistent as is practicable and beneficial, taking due account of market need.

>	Be competitive and cost-effective in each of the relevant employment markets.

The cost and value of the components of the remuneration package are considered as a whole and are designed to:

>	Ensure a proper balance of fixed and variable performance-related components, linked to short and longer term objectives.

>	Reflect market competitiveness, taking account of the total value of all of the benefit components.

PRINCIPAL COMPONENTS
OF EMPLOYEE REMUNERATION
Throughout 2005, the principal components contained in the total remuneration package, for employees as a whole, were:

>	Annual salary – based on conditions in the relevant geographic market, with provision to recognise, in addition, the value of individuals’ sustained personal performance, resulting from their ability and experience.

>	Annual bonus – a lump sum payment related to the targeted achievement of corporate, functional and individual goals, measured over a year and contained within a specific plan. The corporate goals are derived from the annual financial targets set by the Board and take into account external expectations of performance. The functional goals are agreed by the Remuneration Committee at the start of, and are monitored throughout, the year.

>	Longer term incentive – for selected groups, targeted at the achievement of strategic objectives closely aligned with the interests of shareholders, namely the AstraZeneca Share Option Plan described on pages 72 and 73 and, for some individuals potentially, the AstraZeneca Performance Share Plan described on pages 73 and 74.

>	Pension arrangements appropriate to the relevant national market.

>	Other benefits, such as holidays and sickness benefit, which are cost-effective and compatible with relevant national welfare arrangements.

>	Share participation – various plans provide the opportunity for employees to take a personal stake in the Company’s wealth creation as shareholders.

Back to Contents

Directors’ Remuneration Report	71

The way in which these elements are combined and applied varies depending, for example, on market need and practice in various countries.

REVIEW OF EXECUTIVE REMUNERATION IN 2004
In the 2004 Annual Report we described the review of the Company’s executive remuneration practice that took place in 2004.

As a result of the review, which included consultation with shareholders, a number of changes were proposed, including the introduction of the AstraZeneca Performance Share Plan. These changes were summarised in the Directors’ Remuneration Report for 2004 and details were provided with the 2005 Notice of AGM.

The changes were intended to:

>	Make the overall remuneration of AstraZeneca’s most senior executives more competitive, benchmarking against predominantly UK-based, global companies.

>	Link their reward more closely to the achievement of demanding performance conditions.

>	Increase the variable elements of reward as a proportion of the overall remuneration package, when compared to the fixed reward elements.

The changes were approved by shareholders at the 2005 AGM.

The Company’s revised approach to senior executive reward for Executive Directors and members of the Senior Executive Team (SET) is closely aligned to current best practice and includes:

>	An annual bonus opportunity linked to a wide-ranging assessment of performance, together with a requirement for the SET members to defer a portion of their bonus earned into shares for a period of three years. As a result of the 2004 consultation with shareholders, the basis of determining the annual bonus for the SET members was changed. For 2005 and beyond:

	–	50% is determined by earnings per share.

	–	25% by measures relating to the individual’s particular area of responsibility (or, in the case of the Chief Executive, the average of these individual outcomes for the other members of the SET).

	–	25% by a balance of qualitative and quantitative measures that address the quality of business performance.

The Remuneration Committee reserves the right to modify the bonus outcome if it believes it does not reflect the underlying performance of the business.

>	Performance conditions on exercise of options granted under the AstraZeneca Share Option Plan, with no re-test facility, in line with best practice. (This means that the options lapse if any performance condition is not met when the option first becomes exercisable.)

>	A requirement to hold shares equivalent to one-times annual salary, and to retain the net number of shares acquired under the AstraZeneca Share Option Plan for at least six months after the option is exercised.

>	A performance share plan, based on the Company’s total shareholder return relative to a global industry peer group (see separate section below).

The Board and the Remuneration Committee believe that bringing bonus and long term incentive opportunities closer to the market for other major UK-based, global companies, subject to demanding performance conditions, will appropriately rebalance the proportion of reward, so that variable, performance-related pay is dominant, and that it will significantly improve the Company’s ability to attract and retain executives of the quality necessary to lead AstraZeneca in the future.

EXECUTIVE DIRECTORS’ REMUNERATION
In 2005, for each Executive Director, the individual components were:

>	Annual salary – the actual salary for each Executive Director determined by the Remuneration Committee on behalf of the Board and established in sterling, with the exception of David Brennan’s 2005 salary, which was established in US dollars. These salaries reflect the experience and sustained performance of the individuals to whom they apply, as judged annually by the Remuneration Committee, taking account also of market competitiveness and the level of increases applicable to all other employees. David Brennan’s salary with effect from 1 January 2006 is established in sterling at £870,000 per annum and all of David Brennan’s terms and conditions will be UK-based, apart from his pension arrangements, which are described below.
>	Short term bonus:

	–	The Chief Executive was eligible for an annual bonus related to performance against the criteria described above. The bonus payable was on a scale of 0-180% of salary, with 90% of salary payable for the achievement of target performance. The bonus was not pensionable. Sir Tom McKillop’s bonus for 2005 amounts to £1,251,000.

	–	The Chief Financial Officer was eligible for an annual bonus related to performance against the criteria described above. The bonus payable was on a scale of 0-150% of salary, with 75% of salary payable for the achievement of target performance. The bonus was not pensionable. Jonathan Symonds’ bonus for 2005 amounts to £597,000.

	–	The Executive Director, Development was eligible for an annual bonus related to performance against the criteria described above. The bonus payable was on a scale of 0-150% of salary, with 75% of salary payable for the achievement of target performance. The bonus was not pensionable. John Patterson’s bonus for 2005 amounts to £525,000.

	–	The Executive Director, North America was eligible for an annual bonus related to performance against the criteria described above. The bonus payable was on a scale of 0-150% of salary, with 75% of salary payable for the achievement of target performance. The bonus was not pensionable. David Brennan’s bonus for 2005 amounts to $689,000.

>	Longer term incentive – Executive Directors are also rewarded for improvement in the share price performance of the Company over a period of years by the grant of share options under the AstraZeneca Share Option Plan. The grant of such options is determined by the Remuneration Committee, as are the performance targets that apply and whether they apply to the grant and/or exercise of options - this is described in more detail below. As of 2005, Executive Directors are also now eligible to participate in the AstraZeneca Performance Share Plan described below.

>	Pension arrangements – the table on page 76 gives details of the changes in the value of the Executive Directors’ accrued pensions during 2005.

Back to Contents

72	AstraZeneca Annual Report and
Form 20-F Information 2005

DIRECTORS’ REMUNERATION REPORT CONTINUED

–	UK Executive Directors’ pension arrangements – the Chief Executive and the Executive Director, Development are members of the Company’s main UK defined benefit pension plan. The normal pension age under this plan is 62. However, a member’s accrued pension is available from age 60 without any actuarial reduction. In addition, the accrued pension is available, unreduced, from age 57 if the Company consents to a request for early retirement and from age 50 if the retirement is at the Company’s request.

On death in retirement, the accrued pension is guaranteed payable for the first five years of retirement and then reduces to two-thirds of this amount should there be a surviving spouse or other dependent. Any member may choose higher or lower levels of survivor’s pensions at retirement, subject to HM Revenue & Customs limits, in return for an adjustment to their own pension of equivalent actuarial value. Pensions are also payable to dependent children. In the event of a senior employee becoming incapacitated, then a pension is payable immediately as if such person had reached normal retirement age (subject to a maximum of 10 years’ additional service), based on current pensionable salary. In the event of a member’s death prior to retirement, dependents are entitled to a pension of two-thirds of the pension that would have been earned had the deceased remained in service to age 62, plus a capital sum of four times pensionable pay. Pensions in payment are increased annually in line with inflation, as measured by the UK Retail Prices Index, up to a maximum of 5%.

In respect of UK Executive Directors whose pensionable earnings are capped by the earnings limit imposed by the Finance Act 1989, unapproved defined contribution schemes are made available. Currently, only the Chief Financial Officer is affected by this limit. The Company has agreed to pay annually 50% of base salary in excess of the statutory earnings cap for the pension and associated tax liability, with the intention of providing equivalence of benefits with non-capped UK Executive Directors. If this does not provide equivalence, the Company has agreed to make up the difference. The benefits derived from equivalence are shown in the table on page 76 as if the scheme were a defined benefit arrangement. The Company contribution in 2005 in respect of the pension element was £130,000 ($238,000).

–	US Executive Directors’ pension arrangements – David Brennan (as the Executive Director, North America during 2005 and as the Chief Executive Officer from 2006 onwards) is a member of the AstraZeneca US Defined Benefit Pension Plan, under a schedule applicable to legacy Astra Merck employees. Benefits for members of this plan are delivered on a tax-qualified basis, with accrued benefits that exceed specific limits under the plan’s formula and the US Tax Code being delivered through a supplementary, non-qualified pension plan. The normal pension age under both plans is 65. The tax-qualified plan has unreduced, early retirement benefits payable at age 62, or earlier if:

	–	combined age and service at retirement equals or exceeds 85; and
	–	at 1 July 1996, combined age and service was equal to or exceeded 60; and
	–	the member was categorised as a non-highly compensated employee.

Similar early retirement terms apply to the supplementary, non-qualified plan, as it relates to highly compensated employees.

The US Defined Benefit Pension Plan and the supplementary, non-qualified pension plan have a service cap at 35 years’ service, after which no further service accrual is earned.

On death in retirement, there is a pension payable to the surviving spouse or other dependent if the member so elects prior to retirement. The pension plan provides for continuation of service credit in the event of disability until age 65, death or commencement of benefit. In the event of death prior to retirement, pre-survivor retirement benefits are payable under the pension plan and under the insurance plans available to all US employees.

Members and surviving spouses/ dependents can elect to take pensions in lump-sum form based on actuarial valuation.

>	Other customary benefits (such as a car and health benefits) are also made available through participation in the Company’s flexible benefits arrangements, which extend to the vast majority of the Company’s UK, Swedish and US employees.

Performance targets and measurement
Each year, as referred to above, both shorter-term and longer-term objectives are agreed with the Board and regularly monitored, in respect of both individual business functions and integrated corporate strategy, in the business performance report. Performance against these objectives determines functional bonuses and, separately, whether or not share options will be granted.

In respect of bonuses in 2005, relevant factors again included financial results ahead of expectations and excellent progress in key areas. Earnings per share increased by 41% compared to 2004; global sales increased by 10% overall and by 27% for key growth products (all at constant exchange rates). A supplemental New Drug Application was submitted to the FDA for a new indication for Seroquel. The development pipeline was strengthened, with four new chemical entities entering phase 3 development, and further augmented by three licensing transactions and the acquisition of KuDOS Pharmaceuticals. These achievements were underpinned by a continuing emphasis on cost discipline, improved productivity and performance management. Bonus outcomes reflected overall corporate and relevant functional performance in 2005 against clear objectives. In addition, the Remuneration Committee took into account a balance of measures addressing the quality of these annual results to ensure that the bonus outcomes reflected the underlying performance and strategic direction of the business.

ASTRAZENECA SHARE OPTION PLAN
The AstraZeneca Share Option Plan was approved at the AGM in 2000 following prior consultation with major shareholders. Its design took account of the overall competitiveness of the Company’s remuneration arrangements for senior executives and US employees in the context of the Company’s peers in the pharmaceutical industry.

The plan, as approved at that time and operated subsequently, required that the Remuneration Committee must, before agreeing the grant of options to Executive Directors and others, be satisfied that both the most recent and the underlying performance of the Company justify each grant; in addition, it must be satisfied that each individual to whom options are proposed to be granted has achieved the necessary performance.

Back to Contents

Directors’ Remuneration Report	73

In agreeing grants of options for 2005, the Remuneration Committee took into account that, in the four years prior to the date of grant, AstraZeneca’s share price had consistently outperformed the market; in 2004, profits had increased by 15% over 2003; earnings per share had increased by 18% and were above market expectations; and the dividend increased by 18%. In addition, Group sales increased in 2004 by 9% at constant exchange rates, with a 30% increase for the key growth products of Nexium, Seroquel and Symbicort. Although sales of Crestor in 2004 had been adversely affected by allegations regarding the product’s safety, in March 2005 the FDA denied a request that Crestor be withdrawn from the market and stated that data supported the conclusion that “for any degree of LDL-lowering, [Crestor ]is as safe, and may well be safer than, any other marketed statin with regard to muscle toxicity”, providing encouragement for future sales prospects. Strong sales growth continued in emerging markets, for example 34% in China. With regard to R&D, at the end of 2004 there were 40% more projects in clinical development than at the end of the previous year and 20% more projects in pre-clinical testing. All these improvements took place against a background of strict cost control in all commercial, operational and service functions.

In addition to these performance considerations taken into account at the point of granting options, the Remuneration Committee decided to introduce testing performance conditions in respect of the exercise of such granted options for members of the Senior Executive Team, as referred to on page 71.

The Remuneration Committee also sought and received assurances that all individuals proposed for a grant of options had been performing in a manner that justified a grant to them. It was noted that there was some variation in the level of grants being proposed between individuals, to reflect differing levels of performance.

The dilutive effect of the proposed grants of options on the Company’s issued share capital was also considered by the Remuneration Committee, in accordance with its commitment that the percentage of the issued share capital that could be allocated under all of the Company’s employee share plans over a period of 10 years should be under 10%. This commitment is applied by the Remuneration Committee in practice as a limit, on average, of under 1% per annum. The Remuneration Committee concluded that a grant of options to those plan participants and individual Executive Directors proposed for a grant was appropriate given the level of performance achieved.

For the grants of options since 2004 to members of the Senior Executive Team, the Remuneration Committee has included a condition to the effect that, if an event occurs which causes material reputational damage to the Company, such that it is not appropriate for the options to vest and become exercisable, the Remuneration Committee can make a determination to that effect.

ASTRAZENECA PERFORMANCE SHARE PLAN
As mentioned above, one of the changes announced by the Company following the 2004 review of executive remuneration was the introduction of a new AstraZeneca Performance Share Plan (the “Plan”). Details of the Plan were contained in the 2005 Notice of AGM and were presented to, and approved by, shareholders at the April 2005 AGM.

Grant and vesting of Awards
The Plan provides for the grant of performance share awards (“Awards”) in respect of Ordinary Shares in AstraZeneca PLC (“Shares”) (which may be delivered in the form of American Depositary Shares in the US). Save in exceptional circumstances, vesting of Awards is contingent on the satisfaction of specified performance targets and continued employment with the AstraZeneca Group. Awards are not pensionable and may not be assigned or transferred (except on a participant’s death, when they may be assigned to the participant’s personal representatives).

Basis of participation
The Remuneration Committee is responsible for agreeing any Awards under the Plan and for setting the policy for the way in which the Plan should be operated, including agreeing performance targets and which employees should be invited to participate in the Plan. All employees of the Company and its subsidiaries, including Executive Directors, are eligible to participate, although an employee may not be granted an Award if he or she is within six months from retirement. In practice, participation will be highly selective and performance-driven.

Generally, Awards can be granted at any time, but not during a close period of the Company. The first grant of Awards was made on 29 June 2005 (the “Initial Award”), details of which are shown in the table on page 78. Thereafter, the majority of Awards are likely to be made at or around the same time as options are granted under the AstraZeneca Share Option Plan. No payment is required for the grant of Awards.

Performance period
An Award may not generally vest before the third anniversary of its date of grant nor unless the specified performance target(s) have been met at the end of a three year period. In the case of the Initial Award, the performance target relates to the three year period commencing on 1 January 2005.

Performance targets
For the Initial Award, the performance target will be the Company’s Total Shareholder Return (“TSR”) over the three year period commencing on 1 January 2005 compared to the TSR of a selected peer group of 12 other pharmaceutical companies for the same period. These companies are:

Abbott Laboratories, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Novartis, Pfizer, Roche, Sanofi-Aventis, Schering-Plough and Wyeth.

Awards will vest on the basis of the Company’s TSR ranking and the vesting schedule set out below:

TSR ranking	Vesting percentage
of the Company	of shares under Award

Below median	0%

Median	30%

Upper quartile	100%

Between median and upper quartile	Pro rata

To alleviate any short term volatility, the return index is averaged in the TSR calculations for each company over the three months prior to the start and end of the performance period.

The vesting date for the Initial Award is the third anniversary of the 29 June 2005 grant date.

In addition to the TSR performance target being met for the Initial Award as set out above, the Remuneration Committee also has to satisfy itself that achievement of the TSR performance target is a genuine reflection of the Company’s underlying financial performance.

The Remuneration Committee has the discretion to award Shares up to a further 25% over and above the Shares subject to the Award, if the Company’s TSR performance is substantially better than that of the upper quartile of the comparator group.

The Remuneration Committee may vary or waive these performance target(s) to take account of events that lead the Remuneration Committee, acting fairly and reasonably, to believe the performance target(s) to be no longer appropriate. Any variation to the performance target(s) made by the Remuneration Committee will not result in the revised performance target(s) being, in the opinion of the Remuneration Committee, more difficult or easier to satisfy than the initial performance target(s).

Back to Contents

74	AstraZeneca Annual Report and
Form 20-F Information 2005

DIRECTORS’ REMUNERATION REPORT CONTINUED

Individual limit
In respect of any financial year, the maximum market value of Shares that may be put under Award in respect of an employee is 500% of that employee’s basic salary. This limit excludes the above 25% maximum additional Shares that may vest, at the sole discretion of the Remuneration Committee, if the Company’s TSR performance is substantially above that of the upper quartile of the comparator group.

The actual individual limits that apply under the Plan are set by the Remuneration Committee from time to time.

Cessation of employment before an Award has vested
If a participant ceases employment with the AstraZeneca group before an Award has vested at the end of the relevant period, his or her Award(s) will generally lapse. However, if a participant dies or leaves employment in certain circumstances such as ill health, injury, disability, retirement, redundancy or his or her employing business being sold or transferred outside the AstraZeneca group, the Award will, absent additional action by the Remuneration Committee, vest pro rata to the time elapsed between the date of grant of the Award and the date of cessation of employment, at the end of the relevant performance period, subject to the satisfaction of the performance target(s) measured over the relevant performance period.

In view of Sir Tom McKillop’s retirement on 31 December 2005, the Award granted to him in 2005 will be appropriately pro-rated and will vest in 2008 subject to the satisfaction of the performance target measured over the whole performance period. Having left the Company six months after the start of the 36 month vesting period, Sir Tom will receive Shares representing approximately one sixth of the value of the Award (if any) when it vests in 2008.

Performance under the AstraZeneca
Performance Share Plan in 2005
As mentioned above, the Initial Award was made under the Plan on 29 June 2005 and is listed in the table on page 78. TSR looks at share price increase and dividends re-invested in respect of a notional number of shares, from the beginning of the performance period to the end of it, and ranks the companies in the selected comparator group by reference to the TSR achieved over that period. The rank which the Company’s TSR achieves over the performance period will determine how many Shares will vest under the Initial Award, as per the vesting schedule shown in the table on page 73.

The “Peer Group Graph” on page 77 shows how the Company’s TSR performance has compared with the TSR for the companies in the comparator group from 1 January 2005 (the first day of the performance period) to 31 December 2005 and how the Company ranks against those other companies on this basis. We will continue to report on the performance of each Award against the relevant performance target(s) during the relevant vesting period.

EXECUTIVE DIRECTORS’ SERVICE CONTRACTS
The service contracts of the current Executive Directors provide for a notice period of one year. For new Executive Directors, the Board would aim to negotiate a one year notice period. In exceptional circumstances, the initial notice period may be for longer than one year. In those circumstances, the Board would explain to shareholders the reasons why it believed a longer notice period was necessary and it would be the Board’s intention that it should be reduced to one year subsequently. At the time of the AGM on 27 April 2006, the unexpired term of Executive Directors’ service contracts will be a maximum of one year. The details of the Executive Directors’ individual service contracts are set out in the table below. In the event of the termination of an Executive Director’s service contract, depending upon the circumstances, the Company may be liable to provide compensation to the Executive Director equivalent to the benefits which he or she would have received during the contractual notice period. For current Executive Directors, it is the Company’s expectation that any such liability would be calculated on the basis of one year’s base salary, target bonus and other benefits. The Company’s policy in the event of the termination of an Executive Director’s service contract is to avoid any liability to the Executive Director in excess of his or her contractual entitlement and aim to ensure that any liability is mitigated to the fullest extent possible.

ARRANGEMENTS FOR ÅKE STAVLING
Åke Stavling, formerly an Executive Director, left the Company at the end of January 2003. Mr Stavling’s leaving arrangements were fully disclosed in the Directors’ Remuneration Report for 2003. Under these arrangements,

Mr Stavling received monthly compensation from the Company until the end of January 2005. The sum received by Mr Stavling in January 2005 is included in the disclosure of Directors’ emoluments on page 75. These arrangements have now ceased.

POSITION OF THE NON-EXECUTIVE DIRECTORS
None of the Non-Executive Directors has a service contract. They are not eligible for performance-related bonuses or the grant of share options. No pension contributions are made on their behalf. The fees payable to the Non-Executive Directors are set by a committee of the Board comprising the Executive Directors.

EXTERNAL APPOINTMENTS AND
RETENTION OF FEES
With the specific approval of the Board in each case, Executive Directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

Sir Tom McKillop is a Non-Executive Director of BP p.l.c. and was appointed as Deputy Chairman of The Royal Bank of Scotland Group PLC with effect from 1 September 2005. In respect of each position, he retained the fees paid to him for his services. In 2005, the total amount of such fees paid to him in respect of these services was £156,000.

John Patterson was appointed as a Non-Executive Director of Cobham plc on 1 November 2005. In respect of such position, he retained the fees paid to him for his services. In 2005, the total amount of such fees paid to him in respect of these services was £5,000.

Jonathan Symonds is a Non-Executive Director and Chairman of the Audit Committee of Diageo plc. In respect of such position, he retained the fees paid to him for his services. In 2005, the total amount of such fees paid to him in respect of these services was £80,000. Mr Symonds also receives and retains fees of £15,000 per annum for his position as a member of the UK Accounting Standards Board.

DIRECTORS’ EMOLUMENTS IN 2005
The Directors’ emoluments in 2005 are disclosed on page 75.

DIRECTORS’ INTERESTS IN SHARES
Details of the Directors’ interests in the Company’s Ordinary Shares are disclosed on pages 77 to 80.

Table showing details of Executive Directors’ service contracts at 31 December 2005
	Date of	Unexpired term	Notice
Executive Director	service contract	at 31 December 2005	period

Sir Tom McKillop	11 January 1996	Retired 31 December 2005	One year

David R Brennan	1 January 2006	One year	One year

John Patterson	1 January 2005	One year	One year

Jonathan Symonds	20 May 1998	One year	One year

AUDIT
The Directors’ emoluments in 2005 and the details of the Directors’ interests in the Company’s Ordinary Shares disclosed on pages 75 to 80 have been audited by the Company’s external auditor.

Back to Contents

Directors’ Remuneration Report	75

DIRECTORS’ EMOLUMENTS IN 2005
The aggregate remuneration, excluding pension contributions and the value of share options and performance share plan awards, paid to or accrued for all Directors and officers of the Company for services in all capacities during the year ended 31 December 2005 was £11 million ($19 million). Remuneration of individual Directors is set out below in sterling and US dollars. All salaries, fees, bonuses and other benefits for Directors are established in sterling, save for David Brennan’s salary, which for 2005 was established in US dollars.

					Bonuses
	Salary						Taxable				Total		Total		Total
	and fees		Cash		Shares	[6]	benefits		Other		2005		2004		2003
Sterling	£’000		£’000		£’000		£’000		£’000		£’000		£’000		£’000

Louis Schweitzer	260		–		–		–		–		260		31	[4]	N/A

Sir Tom McKillop	997		834		417		2		3	[1]	2,253		1,411		1,790

David R Brennan	337	[5]	251	[5]	125	[5]	84	[5]	22	[5]	819	[5]	N/A		N/A

John Patterson	469		350		175		7		48		1,049		N/A		N/A

Jonathan Symonds	577		398		199		8		87	[2]	1,269		970		1,071

Sir Peter Bonfield	82		–		–		–		–		82		76		74

John Buchanan	69		–		–		–		–		69		61		53

Jane Henney	57		–		–		–		–		57		54		49

Michele Hooper	49		–		–		–		–		49		43		19	[4]

Joe Jimenez	49		–		–		–		–		49		43		19	[4]

Håkan Mogren	100		–		–		–		–		100		479	[3]	1,246

Erna Möller	57		–		–		–		–		57		54		49

Dame Bridget Ogilvie	57		–		–		–		–		57		54		49

Marcus Wallenberg	49		–		–		–		–		49		46		46

Former Directors

Åke Stavling	–		–		–		–		36	[7]	36	[7]	435	[7]	489

Others	–		–		–		–		–		–		269		305

Total	3,209		1,833		916		101		196		6,255		4,026		5,259

					Bonuses
	Salary						Taxable				Total		Total		Total
	and fees		Cash		Shares	[6]	benefits		Other		2005		2004		2003
US dollars	$’000		$’000		$’000		$’000		$’000		$’000		$’000		$’000

Louis Schweitzer	476		–		–		–		–		476		56	[4]	N/A

Sir Tom McKillop	1,825		1,527		763		4		6	[1]	4,125		2,566		2,886

David R Brennan	617	[5]	459	[5]	230	[5]	154	[5]	39	[5]	1,499	[5]	N/A		N/A

John Patterson	858		640		320		12		88		1,918		N/A		N/A

Jonathan Symonds	1,056		728		364		14		159	[2]	2,321		1,764		1,726

Sir Peter Bonfield	150		–		–		–		–		150		138		119

John Buchanan	126		–		–		–		–		126		111		86

Jane Henney	104		–		–		–		–		104		98		79

Michele Hooper	90		–		–		–		–		90		78		31	[4]

Joe Jimenez	90		–		–		–		–		90		78		31	[4]

Håkan Mogren	183		–		–		–		–		183		871	[3]	2,008

Erna Möller	104		–		–		–		–		104		98		79

Dame Bridget Ogilvie	104		–		–		–		–		104		98		79

Marcus Wallenberg	90		–		–		–		–		90		84		74

Former Directors

Åke Stavling	–		–		–		–		66	[7]	66	[7]	791	[7]	788

Others	–		–		–		–		–		–		490		492

Total	5,873		3,354		1,677		184		358		11,446		7,321		8,478

[1]	Relates to final payments of relocation allowances.
[2]	Payment for pension-related tax liabilities.
[3]	Comprises compensation payment of £450,000 ($818,000) and part-year Non-Executive Director’s fee of £29,000 ($53,000).
[4]	Part year only.
[5]	Part year only as only appointed as a Director on 14 March 2005. Mr Brennan’s emoluments for the whole of 2005 totalled £916,000 ($1,677,000).
[6]	These figures represent that portion of the bonus required to be deferred into shares for a three year period as explained on page 71.
[7]	Compensation payment.

Back to Contents

76	AstraZeneca Annual Report and
Form 20-F Information 2005

DIRECTORS’ REMUNERATION REPORT CONTINUED

In the tables on page 75, salaries have been converted between sterling and US dollars at the average exchange rate for the year in question.
These rates were:

GBP/USD

2003	0.62

2004	0.55

2005	0.55

Some Directors and officers were also granted options to subscribe for Ordinary Shares under the Company’s share option plans and awards under the AstraZeneca Performance Share Plan (or, in the case of David Brennan, the AstraZeneca US Executive Performance Share Plan). Details of share options granted to, and exercised by, Directors and the aggregate of gains realised on exercised options, and of awards under the above performance share plans, in the year are given on pages 78 to 80.

No Director or officer has a family relationship with any other Director or officer.

PENSIONS
Pensions are payable to Directors in sterling. For ease of understanding, the table below has been presented in both sterling and dollars using the exchange rates for 2005 set out above.

Executive Directors’ Pension Arrangements

		Sir Tom	David R	John	Jonathan	Sir Tom	David R	John	Jonathan
		McKillop	Brennan	Patterson	Symonds	McKillop	Brennan	Patterson	Symonds
(per annum)		£’000	£’000	£’000	£’000	$’000	$’000	$’000	$’000

Defined Benefit Arrangements
1.	Accrued pension
	at 1 January 2005	602	420	222	234	1,102	768	406	428

2.	Increase in accrued pension
	during year as a result of inflation	16	–	6	7	29	–	11	13

3.	Adjustment to accrued pension
	as a result of salary increase
	relative to inflation	8	17	53	3	15	32	97	5

4.	Increase in accrued pension
	as a result of additional service	13	4	10	12	24	8	18	22

5.	Accrued pension at
	31 December 2005	639	441	291	256	1,170	808	532	468

6.	Employee contributions
	during year	–	–	–	21	–	–	–	38

7.	Transfer value of
	accrued pension
	at 31 December 2004	11,585	3,128	3,746	2,190	21,206	5,725	6,857	4,009

8.	Transfer value of
	accrued pension
	at 31 December 2005	12,652	3,700	5,449	2,593	23,159	6,773	9,974	4,746

9.	Change in transfer value
	during the period less
	employee contributions	1,067	572	1,703	382	1,953	1,048	3,117	699

10.	Age at 31 December 2005	62 9 /12	52 3 /12	57 11 /12	46 10 /12	62 9 /12	52 3 /12	57 11 /12	46 10 /12

11.	Pensionable service (years)	36 4 /12	30	30 7 /12	25 4 /12	36 4 /12	30	30 7 /12	25 4 /12

In advance of the changes to the tax treatment of pensions in the UK, which will take effect from 6 April 2006, the Remuneration Committee considered the impact those changes may have on UK Executive Directors’ pension arrangements. The Remuneration Committee has endorsed the offer of a cash allowance in lieu of future pension, payable at the election of each individual Executive Director. The cash allowance will be consistent with the cost of the alternative gross pension benefit.

This approach was considered in the context of:

>	The Company’s desire to offer employees flexibility and choice in their reward packages.
>	The Company’s policies of funded, defined contribution pension provision.
>	The Company’s desire to ensure it does not respond to tax changes in a way that would effectively deliver a guaranteed ‘net’ pension promise.
>	The requirement that any alternative to pension should be cost-neutral to the Company.

Any resulting impact of this on the presentation of the Executive Directors’ pension arrangements will be provided in the Directors’ Remuneration Report for 2006.

Back to Contents

Directors’ Remuneration Report	77

TRANSACTIONS WITH DIRECTORS
There were no material recorded transactions between the Company and the Directors during 2005 or 2004.

TOTAL SHAREHOLDER RETURN GRAPHS
The UK Directors’ Remuneration Report Regulations 2002 require the inclusion in the Directors’ Remuneration Report of a graph showing total shareholder return (TSR) over a five year period in respect of a holding of the Company’s shares, plotted against TSR in respect of a hypothetical holding of shares of a similar kind and number by reference to which a broad equity market index is calculated. The Company is a member of the FTSE 100 Index and consequently, for the purposes of this graph which is set out below, we have selected the FTSE 100 Index as the appropriate index. This graph is re-based to 100 at the start of the rolling five year period.

The AstraZeneca Performance Share Plan (the “Plan”) summarised on pages 73 and 74 requires that the total shareholder return (TSR) in respect of a holding of the Company’s shares over the relevant performance period be compared with the TSR of a peer group of 12 other pharmaceutical companies. The graph below shows how the Company’s TSR performance has compared with the TSR for the companies in the comparator group from 1 January 2005 (the first day of the current three year performance period) to 31 December 2005 and how the Company ranks against those other companies on this basis. To alleviate any short term volatility, the return index is averaged in the TSR calculations for each company over the three months prior to the start of the performance period (as stipulated in the Plan) and, for the purposes of this interim snapshot, over the last three months of 2005.

Total Shareholder Return: AstraZeneca compared with peer group 1 Jan 05 to 31 Dec 05*	Total Shareholder Return: AstraZeneca
compared with FTSE 100 over five years*

*	Source: Thomson Financial Datastream

DIRECTORS’ INTERESTS IN SHARES
The table below shows the interests at 31 December 2005 or on the date of resignation (if earlier) of the persons who on that date were Directors (including the interests of their families) in shares and debentures of AstraZeneca PLC. All such interests were beneficial except as otherwise stated. However, interests in Ordinary Shares or American Depositary Shares (ADSs) that are the subject of awards under the AstraZeneca Performance Share Plan or the AstraZeneca US Executive Performance Share Plan discussed below, are not included in the table immediately below but are shown on page 78. None of the Directors has a beneficial interest in the shares of any of the Company’s subsidiaries.

	Interest in Ordinary Shares		Net shares	Interest in Ordinary Shares
Director	at 1 Jan 2005 or appointment date		acquired/(disposed)	at 31 Dec 2005 or resignation date

Louis Schweitzer	4,000		–	4,000

Sir Tom McKillop[5]	77,835		(62,994)	14,841	[2]

David R Brennan[4]	52,160	[1,3]	28,452 [1]	80,612	[1]

John Patterson[5]	353	[3]	150	503

Jonathan Symonds[5]	10,929		598	11,527

Sir Peter Bonfield	500		–	500

John Buchanan	500		2,000	2,500

Jane Henney	500		–	500

Michele Hooper	500		–	500

Joe Jimenez	500		–	500

Håkan Mogren	62,164		–	62,164

Erna Möller	2,718		–	2,718

Dame Bridget Ogilvie	500		–	500

Marcus Wallenberg	70,882		(3,618)	67,264

[1]	Numbers of ADSs. One AstraZeneca ADS represents one AstraZeneca PLC Ordinary Share.
[2]	Shareholding at date of retirement.
[3]	Shareholding at date of appointment.
[4]	Shareholding includes ADSs held in the AstraZeneca Executive Deferral Plan, the AstraZeneca Deferred Compensation Plan and the AstraZeneca Savings and Security Plan (see page 78). Does not include interests in ADSs that are the subject of awards under the AstraZeneca US Executive Performance Share Plan (see page 78).
[5]	Does not include interests in Shares that are the subject of awards under the AstraZeneca Performance Share Plan.

Back to Contents

78	AstraZeneca Annual Report and
Form 20-F Information 2005

DIRECTORS’ REMUNERATION REPORT CONTINUED

The interests at 31 December 2005, or on the date of resignation (if earlier), of the persons who on that date were Directors, in shares of AstraZeneca PLC that are the subject of Awards under the AstraZeneca Performance Share Plan are not included in the above table but are shown below:

	Awards held (target number of shares)			Awards made		Monetary
				during 2005		value of
	At 1 Jan 2005 or	At 31 Dec 2005 or		(target		Awards made				Date on
	appointment	resignation		number		during 2005	[1]	Date of		which Award
Director	date	date		of shares	)	(£)		Award		may vest

Sir Tom McKillop	–	104,417	[3]	104,417		2,339,985		29.06.05	[2]	29.06.08

John Patterson	–	41,945		41,945		939,987		29.06.05	[2]	29.06.08

Jonathan Symonds	–	47,723		47,723		1,069,472		29.06.05	[2]	29.06.08

[1]	The relevant target percentage of the Director’s salary was divided by the price per share at date of grant (2241p) to calculate the target number of shares.
[2]	Initial Award.
[3]	To be pro-rated as described on page 74.

The interests of David Brennan at 31 December 2005 and on the date of his appointment in ADSs of AstraZeneca PLC that are the subject of awards under the AstraZeneca US Executive Performance Share Plan (established in 2000) are not included in the above tables but are shown below. One ADS equals one AstraZeneca Ordinary Share. The number of ADSs to which Mr Brennan may become unconditionally entitled on the vesting date will be determined by reference to AstraZeneca’s total shareholder return compared to that of other companies in the US Pharmaceutical Human Resources Association over the three year performance period.

				Awards	Monetary		Awards		Monetary
	Awards held (target number of ADSs)			made during	value of		vested		value of
				2005	awards		during		awards		Awards
	At 14 Mar 2005			(target	made during		2005		vested during		expired		Date on
	(appointment		At 31	number	2005		(number		2005		during	Date of	which award
Director	date	)	Dec 2005	of ADSs)	(US$	)	of ADSs	)	(US$	)	2005	award	may vest

David R Brennan	87,163		89,807	27,877	1,124,837	[1]	18,925		749,809	[2]	6,308	24.03.05	24.03.08

[1]	The award price was US$40.35.
[2]	The closing price of AstraZeneca ADSs on 28 March 2005 (the date of vesting) was US$39.62.

Unitised stock plans
David Brennan, in common with other participating US executives, has interests in the following: the AstraZeneca Executive Deferral Plan, the AstraZeneca Executive Deferred Compensation Plan and the AstraZeneca Savings and Security Plan. These are unitised stock plans and participants hold units in each plan. A unit comprises part cash and part ADSs. The overall unit price is determined daily by taking the market value of the underlying ADSs and adding the cash position. The ADSs held within these units carry both voting and dividend rights. Mr Brennan is deemed to have a notional interest in these ADSs, calculated by reference to the fund value and the closing price of AstraZeneca ADSs. As the value of the unit varies the number of ADSs attached to each unit varies. Therefore the number of ADSs held within each unit varies daily.

	ADSs held at	Net ADSs	ADSs held
Unitised stock plan	14 Mar 2005 (appointment date)	acquired/(disposed)	at 31 Dec 2005

AstraZeneca Executive Deferral Plan	46,046	28,407	74,453

AstraZeneca Executive Deferred Compensation Plan[1]	–	–	–

AstraZeneca Savings and Security Plan	5,956	45	6,001

[1]	Mr Brennan’s interests in this plan do not currently include an interest in any ADSs.

No Director or senior executive beneficially owns, or has options over, 1% or more of the outstanding shares of the Company, nor do they have different voting rights to other shareholders.

Back to Contents

Directors’ Remuneration Report	79

SHARE OPTIONS
The interests of Directors and former Directors in options to subscribe for Ordinary Shares of the Company, which include options granted under the AstraZeneca Share Option Plan and the AstraZeneca Savings-Related Share Option Scheme, together with options granted and exercised during the year, are included in the following table:

		No. of shares	Exercise price		Market price at		First day		Last day
		under option	per share	[1]	date of exercise		exercisable	[2]	exercisable	[2]

Håkan Mogren	At 1 Jan 2005	244,896	2848p				13.12.02		24.03.13
	– market price above option price	–	–				–		–
	– market price below option price	244,896	2848p				13.12.02		24.03.13
	At 31 Dec 2005	244,896	2848p				13.12.02		24.03.13
	– market price above option price	139,530	2499p				13.12.02		24.03.13
	– market price below option price	105,366	3309p				23.08.03		27.03.12

Sir Tom McKillop	At 1 Jan 2005	571,864	2549p				27.03.98		25.03.14
	– market price above option price	79,184	1311p				27.03.98		03.04.07
	– market price below option price	492,680	2748p				26.03.01		25.03.14
	Granted 24 Mar 2005	131,707	2132p				24.03.08		23.03.15
	Exercised 14 Mar 2005	24,513	891p		2176p	*	27.03.98		26.03.05
	Exercised 23 May 2005	447	2264p		2325p	**	01.12.04		31.05.05
	Expired	130	2971p				01.12.04		31.05.05
	At 31 Dec 2005	678,481	2549p				29.03.99		23.03.15
	– market price above option price	503,827	2251p				29.03.99		23.03.15
	– market price below option price	174,654	3330p				23.08.03		27.03.12

David R Brennan	At appointment date	329,656	$44.26				16.03.03		25.03.14
	– market price above option price	85,397	$35.16				25.03.06		24.03.13
	– market price below option price	244,259	$47.44				16.03.03		25.03.14
	Granted 24 Mar 2005	110,987	$40.35				24.03.08		23.03.15
	At 31 Dec 2005	440,643	$43.27				16.03.03		23.03.15
	– market price above option price	364,948	$41.96				16.03.03		23.03.15
	– market price below option price	75,695	$49.59				28.03.05		27.03.12

John Patterson	At 1 Jan 2005	144,174	2742p				26.03.01		25.03.14
	– market price above option price	374	1756p				01.12.07		31.05.08
	– market price below option price	143,800	2745p				26.03.01		25.03.14
	Granted 24 Mar 2005	52,908	2132p				24.03.08		23.03.15
	Expired	447	2264p				01.12.04		31.05.05
	At 31 Dec 2005	196,635	2579p				26.03.01		23.03.15
	– market price above option price	146,397	2325p				26.03.01		23.03.15
	– market price below option price	50,238	3319p				23.08.03		27.03.12

Jonathan Symonds	At 1 Jan 2005	252,855	2662p				01.10.00		25.03.14
	– market price above option price	–	–				–		–
	– market price below option price	252,855	2662p				01.10.00		25.03.14
	Granted 24 Mar 2005	60,196	2132p				24.03.08		23.03.15
	Exercised 5 May 2005	298	2264p		2335p	**	01.12.04		31.05.05
	Expired	195	2971p				01.12.04		31.05.05
	At 31 Dec 2005	312,558	2560p				01.10.00		23.03.15
	– market price above option price	225,809	2284p				01.10.00		23.03.15
	– market price below option price	86,749	3278p				23.08.03		27.03.12

[1]	Exercise prices at 1 January and 31 December are weighted averages.
[2]	First and last exercise dates of groups of options, within which periods there are shorter exercise periods.
*	Price at which he sold that same day to meet exercise cost.
**	Closing price on day of exercise.

Back to Contents

80	AstraZeneca Annual Report and
Form 20-F Information 2005

DIRECTORS’ REMUNERATION REPORT CONTINUED

In addition to the above, the following Director held options under the Astra Shareholder Value Incentive Plan which were converted into options over AstraZeneca shares on completion of the merger based on an exchange ratio of 0.5045 AstraZeneca options for each Astra option held. No further options have been or will be granted under the scheme:

Astra SVIP Options

		No. of shares	Exercise price	Market price at	First day	Last day
		under option	per share (SEK)[1]	date of exercise	exercisable[2]	exercisable[2]

Håkan Mogren	At 1 Jan 2005	16,288	429.38		06.04.99	23.01.06
	– market price above option price	–	–		–	–
	– market price below option price	16,288	429.38		06.04.99	23.01.06
	Expired	6,462	410.53		06.04.99	14.01.05
	At 31 Dec 2005	9,826	441.78		06.04.99	23.01.06
	– market price above option price	–	–		–	–
	– market price below option price	9,826	441.78		06.04.99	23.01.06

1 Exercise prices are weighted averages.
2 First and last exercise dates of groups of options, within which periods there are shorter exercise periods.

Gains by Directors on exercise of share options
The aggregate amount of gains made by Directors on the exercise of share options during the year amounted to $577,795.42 (2004 $nil, 2003 $0.5 million) and the gains made by the highest paid Director were $577,407.91 (2004 $nil, 2003 $470,000). The market price of shares trading on the London Stock Exchange at 31 December 2005 was 2829 pence and the range during 2005 was 1861 pence to 2837 pence. The market price of shares trading on the Stockholm Stock Exchange at 31 December 2005 was 388.50 SEK and the range during 2005 was 243.00 SEK to 392.00 SEK. The market price of shares trading on the New York Stock Exchange was $48.60 at 31 December 2005 and the range during 2005 was $34.72 to $49.50. The Register of Directors’ Interests (which is open to inspection) contains full details of Directors’ shareholdings and options to subscribe for Ordinary Shares.

On behalf of the Board
G H R MUSKER
Group Secretary and Solicitor
2 February 2006

Back to Contents

FINANCIAL
STATEMENTS

Back to Contents

82	AstraZeneca Annual Report and
Form 20-F Information 2005

PREPARATION OF THE FINANCIAL STATEMENTS
AND DIRECTORS’ RESPONSIBILITIES

These are the Group’s first consolidated financial statements prepared in accordance with IFRS.

The Directors are responsible for preparing the Annual Report and Form 20-F Information and the Group and Company Financial Statements, in accordance with applicable law and regulations.

UK company law requires the Directors to prepare Group and Company Financial Statements for each financial year. Under that law the Directors are required to prepare the Group Financial Statements in accordance with IFRS as adopted by the EU and have elected to prepare the Company Financial Statements in accordance with UK Accounting Standards. The Directors have also presented additional information under US requirements.

The Group Financial Statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The Company Financial Statements are required by law to give a true and fair view of the state of affairs of the Company.

In preparing each of the Group and Company Financial Statements, the Directors are required to:

>	Select suitable accounting policies and then apply them consistently.

>	Make judgements and estimates that are reasonable and prudent.

>	For the Group Financial Statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU.

>	For the Company Financial Statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Company Financial Statements.

>	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

BASIS OF CONSOLIDATION AND
PRESENTATION OF FINANCIAL INFORMATION

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Back to Contents

Financial Statements	83

INDEPENDENT AUDITORS’ REPORT
TO THE MEMBERS OF ASTRAZENECA PLC

We have audited the Group Financial Statements of AstraZeneca PLC for the year ended 31 December 2005 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense and the related notes on pages 84 to 138. These Group Financial Statements have been prepared under the accounting policies set out therein.

We have reported separately on the Company Financial Statements of AstraZeneca PLC for the year ended 31 December 2005 and on the information in the Directors’ Remuneration Report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Directors’ responsibilities for preparing the Annual Report and Form 20-F Information and the Group Financial Statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors’ Responsibilities on page 82.

Our responsibility is to audit the Group Financial Statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group Financial Statements give a true and fair view and whether the Group Financial Statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors’ Report is not consistent with the Group Financial

Statements, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and Form 20-F Information and consider whether it is consistent with the audited Group Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group Financial Statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group Financial Statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group Financial Statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group Financial Statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group Financial Statements.

OPINION
In our opinion

>	The Group Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group’s affairs as at 31 December 2005 and of its profit for the year then ended.

>	The Group Financial Statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

2 February 2006

KPMG AUDIT PLC
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB

The above opinion is provided in compliance with IFRSs as adopted by the EU. An opinion in accordance with auditing standards of the Public Company Accounting Oversight Board in the US will be included in the Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Accounting principles generally accepted under IFRS as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the US. Information relating to the nature and effect of such differences is presented on pages 130 to 136.

Back to Contents

84	AstraZeneca Annual Report and
Form 20-F Information 2005

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

		2005	2004	2003
	Notes	$m	$m	$m

Sales		23,950	21,426	18,849

Cost of sales		(5,356)	(5,193)	(4,463)

Distribution costs		(211)	(177)	(162)

Research and development		(3,379)	(3,467)	(3,012)

Selling, general and administrative costs		(8,695)	(8,268)	(7,393)

Other operating income	1	193	226	188

Operating profit	1	6,502	4,547	4,007

Profit on sale of interest in joint venture	2	–	219	–

Finance income	3	665	532	381

Finance expense	3	(500)	(454)	(311)

Profit before tax		6,667	4,844	4,077

Taxation	4	(1,943)	(1,161)	(1,033)

Profit for the period		4,724	3,683	3,044

Attributable to:
Equity holders of the Company		4,706	3,664	3,022

Minority interests	20	18	19	22

Basic earnings per $0.25 Ordinary Share	5	$2.91	$2.18	$1.77

Diluted earnings per $0.25 Ordinary Share	5	$2.91	$2.18	$1.77

Weighted average number of Ordinary Shares in issue (millions)	5	1,617	1,673	1,709

Diluted average number of Ordinary Shares in issue (millions)	5	1,618	1,675	1,712

Dividends declared and paid in the period	21	1,676	1,408	1,244

All activities were in respect of continuing operations.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 31 DECEMBER

		2005	2004	2003
	Notes	$m	$m	$m

Profit for the period		4,724	3,683	3,044

Foreign exchange adjustments on consolidation	18	(1,052)	744	1,267

Available for sale (losses)/gains taken to equity	18	(10)	31	1

Actuarial loss for the period	18	(35)	(179)	(240)

Tax on items taken directly to reserves	4, 18	(25)	416	139

		(1,122)	1,012	1,167

Total recognised income and expense for the period		3,602	4,695	4,211

Attributable to:
Equity holders of the Company		3,595	4,690	4,186

Minority interests		7	5	25

Tax on items taken directly to reserves in 2004 includes a credit of $357m in respect of foreign exchange losses in 2000 (Note 4).

$m means millions of US dollars

Back to Contents

Financial Statements	85

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER

		2005	2004	2003
	Notes	$m	$m	$m

Assets
Non-current assets

Property, plant and equipment	7	6,985	8,097	7,547

Intangible assets	8	2,712	3,050	3,027

Other investments	9	256	262	133

Deferred tax assets	4	1,117	1,218	1,261

		11,070	12,627	11,968

Current assets
Inventories	10	2,206	3,020	3,022

Trade and other receivables	11	4,778	4,620	4,187

Other investments	9	1,624	1,198	3,216

Income tax receivable		183	120	144

Cash and cash equivalents	12	4,979	4,067	1,024

		13,770	13,025	11,593

Total assets		24,840	25,652	23,561

Liabilities
Current liabilities
Interest bearing loans and borrowings	13	(90)	(142)	(152)

Trade and other payables	16	(5,466)	(5,478)	(5,052)

Income tax payable		(1,283)	(967)	(1,354)

		(6,839)	(6,587)	(6,558)

Non-current liabilities
Interest bearing loans and borrowings	13	(1,111)	(1,127)	(351)

Deferred tax liabilities	4	(1,112)	(1,328)	(1,491)

Retirement benefit obligations	23	(1,706)	(1,761)	(1,528)

Provisions	17	(309)	(266)	(395)

Other payables	16	(72)	(86)	(63)

		(4,310)	(4,568)	(3,828)

Total liabilities		(11,149)	(11,155)	(10,386)

Net assets		13,691	14,497	13,175

Equity
Capital and reserves attributable to equity holders of the Company
Share capital	28	395	411	423

Share premium account	19	692	550	449

Capital redemption reserve	19	53	36	23

Merger reserve	19	433	433	433

Other reserves	19	1,345	1,384	1,403

Retained earnings	19	10,679	11,590	10,355

		13,597	14,404	13,086

Minority equity interests	20	94	93	89

Total equity	18	13,691	14,497	13,175

The Financial Statements on pages 84 to 138 were approved by the Board of Directors on 2 February 2006 and were signed on its behalf by:

DAVID R BRENNAN	JONATHAN SYMONDS
Director	Director

Back to Contents

86	AstraZeneca Annual Report
and Form 20-F Information 2005

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

		2005	2004	2003
	Notes	$m	$m	$m

Cash flows from operating activities
Profit before tax		6,667	4,844	4,077

Finance income and expense	3	(165)	(78)	(70)

Profit on sale of interest in joint venture	2	–	(219)	–

Depreciation and amortisation	1	1,327	1,268	1,293

Increase in trade and other receivables		(502)	(207)	(171)

Decrease/(increase) in inventories		596	129	(131)

Increase/(decrease) in trade and other payables		238	11	(430)

Other non-cash movements		220	384	(275)

Cash generated from operations		8,381	6,132	4,293

Interest paid		(32)	(69)	(39)

Tax paid		(1,606)	(1,246)	(886)

Net cash inflow from operating activities		6,743	4,817	3,368

Cash flows from investing activities
Disposal of business operations	22	–	355	80

Movement in short term investments and fixed deposits		(491)	1,855	617

Purchase of property, plant and equipment	7	(810)	(1,063)	(1,282)

Disposal of property, plant and equipment		87	35	38

Purchase of intangible assets		(157)	(215)	(293)

Purchase of non-current asset investments		(12)	(117)	(120)

Interest received		206	119	117

Dividends paid by subsidiaries to minority interests		(5)	(5)	(11)

Dividends received		–	6	2

Net cash (outflow)/inflow from investing activities		(1,182)	970	(852)

Net cash inflow before financing activities		5,561	5,787	2,516

Cash flows from financing activities
Proceeds from issue of share capital		143	102	47

Re-purchase of shares		(3,001)	(2,212)	(1,154)

Loans received		–	746	–

Loan repayment		–	(21)	(345)

Dividends paid		(1,717)	(1,378)	(1,222)

Movement in short term borrowings		3	2	–

Net cash outflow from financing activities		(4,572)	(2,761)	(2,674)

Net increase/(decrease) in cash and cash equivalents in the period		989	3,026	(158)

Cash and cash equivalents at beginning of the period		3,927	872	968

Exchange rate effects		(21)	29	62

Cash and cash equivalents at the end of the period	12	4,895	3,927	872

Back to Contents

Financial Statements	87

ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The consolidated financial statements have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, in accordance with the Companies Act 1985 and International Financial Reporting Standards (IFRSs) as adopted by the European Union in response to the IAS regulation (EC 1606/2002).

Where there are significant differences to US GAAP these have been described in the US GAAP section on pages 130 to 136.

In preparing their individual financial statements, the accounting policies of some overseas subsidiaries and associated undertakings do not conform with IFRSs. Therefore, where appropriate, adjustments are made in order to present the Group Financial Statements on a consistent basis.

AstraZeneca’s management considers the following to be the most important accounting policies in the context of the Group’s operations.

In applying these accounting policies management makes certain judgements and estimations. Judgements include classification of transactions between the income statement and balance sheet, whilst estimations focus on areas such as carrying values and estimated lives.

The accounting policy descriptions set out the areas where judgement needs exercising, the most significant of which are the classification of financial instruments and the transition elections made under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’.

Revenue
Sales exclude inter-company sales and value-added taxes and represent net invoice value less estimated rebates, returns and settlement discounts. Sales are recognised when the significant risks and rewards of ownership have been transferred to a third party. No revenue is recognised when there are significant uncertainties regarding the consideration to be received or the costs associated with the transaction.

Research and development
Research expenditure is recognised in the income statement in the year in which it is incurred.

Internal development expenditure is recognised in the income statement in the year in which it is incurred unless it meets the recognition criteria of IAS 38 ‘Intangible Assets’. Regulatory and other uncertainties generally mean that such criteria are not met. Where, however, the recognition criteria are met, intangible assets are capitalised and amortised on a straight-line basis over their useful economic lives from product launch. Payments to in-licence products and compounds from external third parties, generally taking the form of up-front payments and milestones, are capitalised and amortised, generally on a straight line basis, over their economic lives from launch. Under this policy, it is not possible to determine precise economic lives for individual classes of intangible. However, lives range from three years to twenty years. Intangible assets relating to products in development (both internally generated and externally acquired) are subject to impairment testing at each balance sheet date. All intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognised immediately in the income statement.

Business combinations and goodwill
On the acquisition of a business, fair values are attributed to the identifiable assets, liabilities and contingent liabilities acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such assets, liabilities and contingent liabilities acquired.

Goodwill arising on acquisitions is capitalised and subject to an impairment review, both annually and when there is an indication that the carrying value may not be recoverable. Prior to 1 January 2003, goodwill was amortised over its estimated useful life; such amortisation ceased on 31 December 2002.

The Group’s policy up to and including 1997 was to eliminate goodwill arising upon acquisitions against reserves. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ and IFRS 3 ‘Business Combinations’, such goodwill will remain eliminated against reserves.

Employee benefits
The Group accounts for pensions and other employee benefits (principally healthcare) under IAS 19 ‘Employee Benefits’. In respect of defined benefit plans, obligations are measured at discounted present value whilst plan assets are measured at fair value. The operating and financing costs of such plans are recognised separately in the income statement; service costs are spread systematically over the lives of employees and financing costs are recognised in full in the periods in which they arise. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the present value of any future refunds from the plan or reductions in future contributions to the plan.

Payments to defined contribution schemes are recognised in the income statement as they fall due.

Taxation
The charge for taxation is based on the profits for the year and takes into account taxation deferred because of temporary differences between the treatment of certain items for taxation and for accounting purposes. Full provision is made for the tax effects of these differences. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the asset can be utilised. This requires judgements to be made in respect of the forecast of future taxable income.

No deferred tax asset or liability is recognised in respect of temporary differences associated with investments in subsidiaries, branches and joint ventures where the Group is able to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Accruals for tax contingencies require management to make judgements and estimates of ultimate exposures in relation to tax audit issues. Tax benefits are not recognised unless the tax positions will probably be sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of that benefit on the basis of potential settlement through negotiation and/or litigation. Any recorded exposure to interest on tax liabilities is provided for in the tax charge.

Share-based payments
The fair value of employee share option plans is generally calculated using the Black-Scholes model. In accordance with IFRS 2 ‘Share-based Payments’, the resulting cost is recognised in the income statement over the vesting period of the options, being the period in which the services are received. The value of the charge is adjusted to reflect expected and actual levels of options vesting, except where the failure to vest is as a result of not meeting a market condition. All plans are classified as equity settled.

Property, plant and equipment
The Group’s policy is to write off the difference between the cost of each item of property, plant and equipment and its residual value systematically over its estimated useful life. Assets under construction are not depreciated.

Reviews are made annually of the estimated remaining lives and residual values of individual productive assets, taking account of commercial and technological obsolescence

Back to Contents

88	AstraZeneca Annual Report
and Form 20-F Information 2005

ACCOUNTING POLICIES CONTINUED

as well as normal wear and tear. Under this policy it becomes impractical to calculate average asset lives exactly. However, the total lives range from approximately thirteen to fifty years for buildings, and three to fifteen years for plant and equipment. All items of property, plant and equipment are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are written off immediately to income.

Borrowing costs |
Borrowing costs are recognised in the income statement as incurred.

Leases
Assets held under finance leases are capitalised and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included, as appropriate, under current liabilities or non-current liabilities.

The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Rentals under operating leases are charged to the income statement on a straight-line basis.

Subsidiaries, associates and joint ventures
A subsidiary is an entity controlled, directly or indirectly, by AstraZeneca. Control is regarded as the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

An associate is an undertaking, not being a subsidiary or joint venture, over whose commercial and financial policy decisions AstraZeneca has significant influence.

A joint venture is an entity which is jointly controlled by AstraZeneca and one or more other venturers under a contractual arrangement.

AstraZeneca’s share of the profits less losses of joint ventures and associates is included in the Group income statement on the equity accounting basis. The holding value of associates and joint ventures in the Group balance sheet is calculated by reference to AstraZeneca’s equity in the net assets of such associates and joint ventures, as shown by the most recent accounts available, adjusted where appropriate and including goodwill on acquisitions made since 1 January 1998.

Inventories
Inventories are stated at the lower of cost or net realisable value. The first in, first out or an average method of valuation is used. For finished goods and work in progress, cost includes directly attributable costs and certain overhead expenses (including depreciation). Selling expenses and certain other overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Write downs of inventory occur regularly in the general course of business and are included in cost of sales in the income statement.

Financial instruments
Financial instruments are recorded initially at fair value. Subsequent measurement depends on the designation of the instrument, as follows:

>	Investments (other than interests in joint ventures, associates and fixed deposits) and short term investments (other than fixed deposits) are normally designated as available for sale. Where the exposure to a change in fair value of such an asset is substantially offset by the exposure to a change in the fair value of derivatives, the asset is generally classified as fair value through profit or loss.

>	Fixed deposits, comprising principally funds held with banks and other financial institutions, classified as loans and receivables, and short term borrowings and overdrafts, classified as other liabilities, are held at amortised cost.

>	Derivatives, comprising interest rate swaps, foreign exchange contracts and options and embedded derivatives, are classified as held for trading.

>	Long term loans, where the change in fair value is substantially offset by the exposure to a change in the fair value of derivatives, are classified as fair value through profit or loss when certain criteria are met.

Changes in the fair value of financial instruments are dealt with as follows:

>	For available for sale assets, exchange losses and impairments are taken to the income statement. All other changes in fair value are taken to reserves. On disposal of the related asset, the accumulated changes in fair value recorded in reserves are included in the gain or loss recorded in the income statement.

>	For assets and long term loans classified as fair value through profit or loss and assets held for trading, all changes in fair value are recognised in the income statement.

Contingent liabilities
Through the normal course of business, AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Group. Provision is made where an adverse outcome is probable and associated costs can be estimated reliably.

AstraZeneca is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when there is a present obligation and where it is probable that expenditure on remedial work will be required and that a reliable estimate can be made of the cost. Provisions are discounted where the effect is material.

Foreign currencies
Income statement items in foreign currencies are translated into US dollars at average exchange rates, which approximate to actual rates, for the relevant accounting periods. Assets and liabilities are translated at exchange rates prevailing at the date of the Group balance sheet.

Exchange gains and losses on short term foreign currency borrowings and deposits are included within finance income and finance expense. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit.

In the consolidated financial statements exchange differences arising on consolidation of the net investments in subsidiaries, joint ventures and associates together with those on relevant foreign currency loans are taken directly to equity via the statement of recognised income and expense.

IFRS transitional arrangements and early adoption
When preparing the consolidated balance sheet under IFRS at 1 January 2003, the date of transition, the following optional exemptions from full retrospective application of IFRS accounting policies have been adopted:

>	Business combinations – the provisions of IFRS 3 have been applied prospectively from 1 January 2003. Business combinations that occurred before 1 January 2003 have not been restated.

Back to Contents

Financial Statements	89

>	Employee benefits – the accumulated actuarial gains and losses in respect of employee defined benefit plans have been recognised in full through reserves.

>	Cumulative exchange differences – cumulative translation differences on net investments have been set to zero at 1 January 2003.

The following optional exemptions from full retrospective application of IFRS accounting policies have not been adopted:

>	Fair value or revaluation – an entity may elect to use fair value or a previous GAAP revaluation at the opening balance sheet date.

>	Compound financial instruments –if the compound financial instruments are no longer outstanding at the date of transition, the entity is not required to split the instrument into the separate equity and liability components.

In addition, the Group has chosen to restate comparative information with respect to IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 2 ‘Share-based Payments’ has been adopted with full retrospective application.

The Group has also adopted the amendment to IAS 19 ‘Employee Benefits’ early, allowing actuarial gains or losses to be recognised directly in the consolidated statement of income and expense in the period in which they arise. Comparative information has been prepared on this basis.

Accounting standards issued but not adopted
IFRS 7 ‘Financial Instruments: Disclosures’ was issued in August 2005. It revises and enhances previous disclosures required by IAS 32 and IAS 30 ‘Disclosures in the Financial Statements of Banks and similar Financial Institutions’. It is effective for annual periods beginning on or after 1 January 2007. The adoption of IFRS 7 will have no impact upon the results or net assets of AstraZeneca.

Accounting policies in respect of the company information for AstraZeneca PLC are set out on page 141. These are in accordance with UK GAAP.

Back to Contents

90	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS

1	OPERATING PROFIT
	2005	2004	2003
	$m	$m	$m

Group operating profit	6,502	4,547	4,007

Charges included above
– for depreciation	(965)	(921)	(990)

– for amortisation	(272)	(306)	(296)

– for impairment	(90)	(41)	(7)

Gross profit	18,594	16,233	14,386

Impairment charges in 2005 relate to the write-down of assets associated with capacity reviews at manufacturing sites, primarily in the UK and France.

Cost of sales in 2004 includes charges against inventories and prepayments in respect of Exanta and Iressa totalling $195m. In addition, the charge for impairment in 2004 arose from writing off property, plant and equipment and goodwill associated with Exanta and Iressa.

	2005	2004	2003
	$m	$m	$m

Other operating income
Royalties	165	95	90

Other income	28	131	98

	193	226	188

Other income includes minor gains and losses arising from disposals under ongoing product and investment rationalisation programmes.

2	PROFIT ON SALE OF INTEREST IN JOINT VENTURE
	2005	2004	2003
	$m	$m	$m

Profit on sale of interest in joint venture	–	219	–

Net taxation credit	–	9	–

Total profit on sale of interest in joint venture after taxation	–	228	–

The profit on sale of interest in joint venture relates to the disposal of the Group’s interest in the Ordinary Share capital of Advanta BV. There is a tax credit of $9m arising on costs associated with the disposal.

3	FINANCE INCOME AND EXPENSE
	2005	2004	2003
	$m	$m	$m

Finance income
Securities	15	10	21

Short term deposits	197	81	62

Expected return on post-employment defined benefit plan assets	448	390	277

Gain on disposal of interest rate swap	–	30	–

Dividend income	–	6	2

Net exchange gains	5	15	19

	665	532	381

Finance expense
Loan interest	(42)	(29)	(6)

Interest on short term borrowings and other financing costs	(19)	(17)	(6)

Discount on liability	–	–	(3)

Interest on post-employment defined benefit plan liabilities	(433)	(398)	(284)

Fair value losses on interest rate swaps	(6)	(10)	(12)

	(500)	(454)	(311)

Net finance income	165	78	70

The amount of exchange gains recognised in profit or loss, other than those arising on financial instruments measured at fair value through profit or loss in accordance with IAS 39 (see Note 15), is $5m (2004 $15m, 2003 $19m).

Back to Contents

Financial Statementst	91

4	TAXATION
Taxation recognised in the income statement is as follows:
	2005	2004	2003
	$m	$m	$m

Current tax expense
Current year	1,747	1,349	902

Adjustment for prior years	112	(171)	26

	1,859	1,178	928

Deferred tax expense
Origination and reversal of temporary differences	84	(17)	105

Total taxation expense in the income statement	1,943	1,161	1,033

Taxation has been provided at current rates on the profits earned for the periods covered by the Group Financial Statements. The 2005 prior period adjustment relates mainly to a net increase in provisions in respect of a number of transfer pricing audits and double tax relief. The 2004 prior period adjustment relates to the settlement of a number of tax issues covering several accounting periods including merger costs, divestment provisions and fixed asset valuations. Deferred tax income statement amounts arise principally in respect of the origination and reversal of temporary differences. To the extent that dividends remitted from overseas subsidiaries, joint ventures and associates are expected to result in additional taxes, appropriate amounts have been provided for. No deferred tax has been provided for unremitted earnings of Group companies overseas as these are, in the main, considered permanently employed in the businesses of these companies and, in the case of joint ventures and associates, the taxes would not be material. Unremitted earnings may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends. The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures for which deferred tax liabilities have not been recognised totalled approximately $13,649m at 31 December 2005 (2004 $10,923m, 2003 $9,035m).

Exceptional items included in taxation:

	2005	2004	2003
	$m	$m	$m

Zoladex settlement	–	(58)	–

Disposal of interest in joint venture	–	(9)	–

Total tax credit on exceptional items	–	(67)	–

The tax credit on exceptional items in 2004 includes an amount of $58m arising from an agreement with the US tax authority to allow $170m of the Zoladex settlement (originally accrued in 2002 and paid in 2003) to be a deductible item for tax purposes. There is also a tax credit of $9m arising on costs associated with the disposal of Advanta BV.

Consolidated statement of recognised income and expense
The current tax charge on consolidation exchange adjustments taken to reserves amounted to $46m in 2005 (2004 credit of $22m, 2003 credit of $66m). The deferred tax credit taken to reserves amounted to $21m in 2005 (2004 $37m, 2003 $73m).

The consolidated statement of recognised income and expense also includes a tax credit of $357m in 2004, arising from agreement with the tax authorities to allow a proportion of certain foreign exchange losses arising on intra-group balances in 2000.

Factors affecting future tax charges
As a group involved in worldwide operations, AstraZeneca is subject to several factors that may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing policies and tax levels imposed. A number of material items currently under audit and negotiation are set out in detail in Note 25.

Tax reconciliation to UK statutory rate
 The table shown below reconciles the UK statutory tax charge to the Group’s total tax charge.

	2005	2004	2003
	$m	$m	$m

Profit before tax	6,667	4,844	4,077

Notional taxation charge at UK corporation tax rate of 30% (30% for 2004, 30% for 2003)	2,000	1,453	1,223

Differences in effective overseas tax rates	(128)	20	(210)

Unrecognised deferred tax asset	25	25	–

Items not deductible for tax purposes	117	73	82

Items not chargeable for tax purposes	(102)	(71)	(88)

Adjustments in respect of prior periods	31	(206)	26

Exceptional items	–	(133)	–

Total tax charge for the year	1,943	1,161	1,033

Back to Contents

92	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

4	TAXATION CONTINUED
Balance sheet
	2005	2004	2003
	m	m	m

Deferred taxation (liability)/asset movement
At beginning of year	(110)	(230)	(77)

Income statement	(84)	17	(105)

Statement of recognised income and expense	21	37	73

Disposal of subsidiary undertakings	–	4	13

Exchange	178	62	(134)

At end of year	5	(110)	(230)

Asset	1,117	1,218	1,261

Liability	(1,112)	(1,328)	(1,491)

Deferred taxation
The amounts of deferred taxation accounted for in the Group balance sheet, before netting off of balances within countries, comprised the following deferred tax liabilities and assets:

	2005	2004	2003
	m	m	m

Deferred tax liabilities
Accelerated capital allowances	1,042	1,383	1,242

Deferred capital gains	94	106	131

Interest accruals	10	28	18

Untaxed reserves*	492	360	137

Financial instruments	–	4	45

Other	52	90	173

	1,690	1,971	1,746

Deferred tax assets
Intercompany inventory transfers	821	875	648

Depreciation in excess of capital allowances	119	44	28

Accrued expenses	200	384	238

Pension and post-retirement benefits	461	475	471

Other	94	83	131

	1,695	1,861	1,516

Net deferred tax asset/(liability)	5	(110)	(230)

* Untaxed reserves relate to taxable profits where the tax liability is deferred to later periods.

Unrecognised deffered tax assets
Deferred tax assets of $87m have not been recognised in respect of deductible temporary differences (2004 $62m, 2003 $nil) because it is probable that future taxable profit will not be available against which the Group can utilise the benefits therefrom.

Back to Contents

Financial Statements	93

5	EARNINGS PER $0.25 ORDINARY SHARE
	2005	2004	2003

Profit for the financial year before exceptional items ($m)	4,706	3,378	3A,022

Exceptional items after tax ($m)	–	286	–

Profit for the financial year ($m)	4,706	3,664	3,022

Earnings per Ordinary Share before exceptional items	$2.91	$2.01	$1.77

Earnings per Ordinary Share on exceptional items	–	$0.17	–

Earnings per Ordinary Share	$2.91	$2.18	$1.77

Diluted earnings per Ordinary Share before exceptional items	$2.91	$2.01	$1.77

Diluted earnings per Ordinary Share on exceptional items	–	$0.17	–

Diluted earnings per Ordinary Share	$2.91	$2.18	$1.77

Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,617	1,673	1,709

Dilutive impact of share options outstanding (millions)	1	2	3

Diluted average number of Ordinary Shares in issue (millions)	1,618	1,675	1,712

There are no options, warrants or rights outstanding in respect of unissued shares except for employee share option schemes. The number of options outstanding and the weighted average exercise price of these options is shown in Note 24. The earnings figures used in the calculations above are unchanged for diluted earnings per Ordinary Share. Earnings per Ordinary Share before exceptional items exclude the effect of two items – the profit after tax on the sale of an interest in a joint venture of $228m (see Note 2) and tax relief of $58m in respect of an agreement with the US tax authority to allow a part of the Zoladex settlement recognised in 2002 as deductible (see Note 4).

Back to Contents

94	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

6	SEGMENT INFORMATION
The Group’s activities are in one business segment, pharmaceuticals. There are no other significant classes of business, either singularly or in aggregate.

Geographic areas
The tables below show information by geographic area and, for sales and property, plant and equipment, material countries. The figures show the sales, operating profit before tax made by companies located in that area/country, together with segment assets, segment assets acquired, net operating assets and property, plant and equipment owned by the same companies; export sales and the related profit are included in the area/country from which those sales were made.

			Sales

	2005	2004	2003
	$m	$m	$m

UK
External	1,388	1,108	928

Intra-Group	5,037	4,927	3,060

	6,425	6,035	3,988

Continental Europe
Belgium	360	325	260

France	1,630	1,569	1,420

Germany	1,180	961	852

Italy	986	922	824

Spain	713	709	606

Sweden	767	723	685

Others	1,779	1,624	1,401

Intra-Group	3,852	3,545	2,606

	11,267	10,378	8,654

The Americas
Canada	976	876	712

US	10,735	9,604	8,720

North America	11,711	10,480	9,432

Others	523	420	339

Intra-Group	413	484	375

	12,647	11,384	10,146

Asia, Africa & Australasia
Australia	502	451	364

Japan	1,453	1,364	1,136

China	198	157	122

Others	760	613	480

Intra-Group	41	39	35

	2,954	2,624	2,137

Continuing operations	33,293	30,421	24,925

Intra-Group eliminations	(9,343)	(8,995)	(6,076)

	23,950	21,426	18,849

Export sales from the UK totalled $5,716m for the year ended 31 December 2005 (2004 $5,489m, 2003 $3,490m). In the US, sales to three wholesalers accounted for approximately 80% of US sales (2004 three wholesalers for 80%, 2003 five wholesalers for 87%).

Intra-Group pricing is determined on an arm’s length basis.

Back to Contents

Financial Statements	95

6	SEGMENT INFORMATION CONTINUED
Geographic markets
The table below shows turnover in each geographic market in which customers are located.

	2005	2004	2003
	$m	$m	$m

UK	757	590	532

Continental Europe	7,706	7,060	6,177

The Americas	12,327	10,971	9,835

Asia, Africa & Australasia	3,160	2,805	2,305

Continuing operations	23,950	21,426	18,849

	Operating profit			Profit before tax

	2005	2004	2003	2005	2004	2003
Profit from	$m	$m	$m	$m	$m	$m

UK	1,526	920	771	1,560	1,000	819

Continental Europe	3,073	2,244	2,281	3,095	2,481	2,306

The Americas	1,628	1,103	710	1,743	1,086	711

Asia, Africa & Australasia	275	280	245	269	277	241

Continuing operations	6,502	4,547	4,007	6,667	4,844	4,077

	Total assets

	2005	2004	2003
	$m	$m	$m

UK	10,694	9,517	8,918

Continental Europe	6,595	8,407	8,673

The Americas	5,795	6,061	4,767

Asia, Africa & Australasia	1,756	1,667	1,203

Continuing operations	24,840	25,652	23,561

	Assets acquired*			Net operating assets**

	2005	2004	2003	2005	2004	2003
	$m	$m	$m	$m	$m	$m

UK	366	437	366	809	1,691	379

Continental Europe	380	453	573	2,846	4,364	4,625

The Americas	224	347	430	1,059	1,165	251

Asia, Africa & Australasia	38	51	52	999	1,016	920

Continuing operations	1,008	1,288	1,421	5,713	8,236	6,175

*	Included in ‘assets acquired’ are those assets that are expected to be used during more than one period (property, plant and equipment and intangible assets).
**	Net operating assets exclude short term investments, cash, short term borrowings, loans and non-operating receivables and payables.

	Property, plant and equipment

	2005	2004	2003
	$m	$m	$m

UK	2,276	2,655	2,502

Sweden	1,897	2,359	2,122

US	1,176	1,152	1,094

Others	1,636	1,931	1,829

Continuing operations	6,985	8,097	7,547

Back to Contents

96	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

7	PROPERTY, PLANT AND EQUIPMENT

			Assets in	Total
	Land and	Plant and	course of	tangible
	buildings	equipment	construction	assets
	$m	$m	$m	$m

Cost
At 1 January 2003	3,145	6,612	1,298	11,055

Capital expenditure	67	215	964	1,246

Transfer of assets into use	510	915	(1,425)	–

Disposals and other movements	(42)	(667)	(22)	(731)

Exchange adjustments	448	906	133	1,487

At 31 December 2003	4,128	7,981	948	13,057

Capital expenditure	17	205	851	1,073

Transfer of assets into use	430	641	(1,071)	–

Disposals and other movements	(55)	(335)	(6)	(396)

Exchange adjustments	281	590	45	916

At 31 December 2004	4,801	9,082	767	14,650

Capital expenditure	13	150	669	832

Transfer of assets into use	257	594	(851)	–

Disposals and other movements	(99)	(820)	(14)	(933)

Exchange adjustments	(482)	(971)	(91)	(1,544)

At 31 December 2005	4,490	8,035	480	13,005

Depreciation
At 1 January 2003	895	3,555	–	4,450

Charge for year	150	840	–	990

Disposals and other movements	(35)	(553)	–	(588)

Exchange adjustments	129	529	–	658

At 31 December 2003	1,139	4,371	–	5,510

Charge for year	172	749	–	921

Impairment	–	31	–	31

Disposals and other movements	(37)	(302)	–	(339)

Exchange adjustments	86	344	–	430

At 31 December 2004	1,360	5,193	–	6,553

Charge for year	166	799	–	965

Impairment	–	90	–	90

Disposals and other movements	(53)	(794)	–	(847)

Exchange adjustments	(153)	(588)	–	(741)

At 31 December 2005	1,320	4,700	–	6,020

Net book value

At 31 December 2003	2,989	3,610	948	7,547

At 31 December 2004	3,441	3,889	767	8,097

At 31 December 2005	3,170	3,335	480	6,985

Impairment charges in 2005 relate to the write-down of assets associated with capacity reviews at manufacturing sites, primarily in the UK and France. These were recognised in cost of sales in the income statement.

The impairment charge in 2004 was made to write off assets associated with Iressa. This was recognised in cost of sales in the income statement.

Capital expenditure in the year of $832m (2004 $1,073m, 2003 $1,246m) did not include any capitalised finance leases (2004 $nil, 2003 $nil).

	2005	2004	2003
	$m	$m	$m

The net book value of land and buildings comprised
Freeholds	3,164	3,434	2,988

Short leases	6	7	1

	3,170	3,441	2,989

Back to Contents

Financial Statements	97

8	INTANGIBLE ASSETS

		Product
		marketing and		Software
		distribution	Other	development
	Goodwill	rights	intangibles	costs	Total
	$m	$m	$m	$m	$m

Cost
At 1 January 2003	1,254	2,537	398	352	4,541

Additions - separately acquired	1	38	32	61	132

Additions - internally developed	–	–	–	43	43

Exchange and other movements	52	382	5	6	445

At 31 December 2003	1,307	2,957	435	462	5,161

Additions – separately acquired	–	42	40	74	156

Additions – internally developed	–	–	–	59	59

Exchange and other movements	18	203	2	1	224

At 31 December 2004	1,325	3,202	477	596	5,600

Additions – separately acquired	–	43	57	76	176

Additions – internally developed	–	–	–	–	–

Exchange and other movements	(45)	(442)	(31)	(23)	(541)

At 31 December 2005	1,280	2,803	503	649	5,235

Amortisation and impairment losses
At 1 January 2003	310	827	275	242	1,654

Amortisation for the year	–	204	28	64	296

Impairment charge	–	–	7	–	7

Exchange and other movements	14	155	8	–	177

At 31 December 2003	324	1,186	318	306	2,134

Amortisation for year	–	220	25	61	306

Impairment charge	10	–	–	–	10

Exchange and other movements	2	101	(8)	5	100

At 31 December 2004	336	1,507	335	372	2,550

Amortisation for year	–	214	19	39	272

Exchange and other movements	(9)	(288)	3	(5)	(299)

At 31 December 2005	327	1,433	357	406	2,523

Net book value
At 31 December 2003	983	1,771	117	156	3,027

At 31 December 2004	989	1,695	142	224	3,050

At 31 December 2005	953	1,370	146	243	2,712

Amortisation and impairment charges
Amortisation and impairment charges are recognised in selling, general and administrative expenses in the income statement.

The impairment in 2004 was in relation to the write-off of goodwill associated with Exanta. The impairment in 2003 was in respect of amounts capitalised in relation to collaboration arrangements with NicOx and in respect of ANG453, which were terminated.

For the purposes of impairment testing of goodwill, the Group is regarded as a single, cash-generating unit. The cash-generating unit’s recoverable amount is based on value in use using projections of the Group’s performance over ten years, a period reflecting the patent-protected lives of our current products. A risk-adjusted discount rate of 12% has been applied to the projections.

Material assets

		Carrying	Remaining
		value	amortisation
	Description	$m	period

Goodwill in the US	Goodwill	707	Not amortised

Intangible assets arising from joint venture with Merck*	Product, marketing and distribution rights	368	8 and 12 years

Advance payment*	Product, marketing and distribution rights	668	13 years

*	These assets are associated with the restructuring of the joint venture with Merck & Co., Inc. Refer to Note 25.

Back to Contents

98	AstraZeneca Annual Report
and Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

9	OTHER INVESTMENTS
	2005	2004	2003
	$ m	$ m	$ m

Non-current investments
Loans and receivables at fair value through profit or loss	100	76	100

Equity securities available-for-sale	156	186	33

	256	262	133

Current investments
Assets held for trading:

Equity securities	12	14	143

Fixed deposits	1,549	1,065	2,870

Derivative financial instruments	63	119	203

	1,624	1,198	3,216

An impairment of $16m in respect of an available-for-sale security (2004 $nil, 2003 $nil) is included in research and development in the income statement.

10	INVENTORIES
	2005	2004	2003
	$m	$m	$m

Raw materials and consumables	491	646	715

Inventories in process	957	970	1,206

Finished goods and goods for resale	758	1,404	1,101

	2,206	3,020	3,022

11	TRADE AND OTHER RECEIVABLES
	2005	2004	2003
	$m	$m	$m

Amounts due within one year
Trade receivables	3,809	3,636	3,260

Less: Amounts provided for doubtful debts	(45)	(46)	(57)

	3,764	3,590	3,203

Other receivables	312	340	276

Prepayments and accrued income	417	390	450

	4,493	4,320	3,929

Amounts due after more than one year
Other receivables	58	78	32

Prepayments and accrued income	227	222	226

	285	300	258

	4,778	4,620	4,187

	2005	2004	2003
	$m	$m	$m

Provisions for doubtful debts
Balance at beginning of year	46	57	56

Income statement charge	3	–	8

Amounts utilised and other movements	(4)	(11)	(7)

Balance at end of year	45	46	57

Back to Contents

Financial Statements	99

12	CASH AND CASH EQUIVALENTS
	2005	2004	2003
	$m	$m	$m

Cash at bank and in hand	545	1,055	733

Short term deposits	4,434	3,012	291

Cash and cash equivalents	4,979	4,067	1,024

Unsecured bank overdrafts	(84)	(140)	(152)

Cash and cash equivalents in the cash flow statement	4,895	3,927	872

The Group’s insurance subsidiaries hold cash and short term investments totalling $300m (2004 $326m, 2003 $298m), of which $176m (2004 $207m, 2003 $195m) is required to meet insurance solvency requirements and which, as a result, is not readily available for the general purposes of the Group.

13	INTEREST BEARING LOANS AND BORROWINGS
	Repayment	2005	2004	2003
	dates	$m	$m	$m

Current liabilities
Bank overdrafts	on demand	84	140	152

Other loans	on demand	6	2	–

		90	142	152

Non-current liabilities
7% Unsecured guaranteed debentures	2023	341	338	343

5.4% Unsecured callable bond	2014	770	789	–

Other loans	2013	–	–	8

		1,111	1,127	351

The bank overdrafts and other loans are unsecured.

14   FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
The Group’s principal financial instruments, other than derivatives, comprise bank overdrafts, short term borrowings, loans, current and non-current investments, cash and short term deposits. The main purpose of these financial instruments is to manage the Group’s funding and liquidity requirements. The Group has other financial instruments such as trade receivables and trade payables, which arise directly from its operations.

The principal financial risks to which the Group is exposed are those of interest rate, liquidity, foreign exchange and credit. Each of these are managed in accordance with Board-approved policies. These policies are set out below.

The Group uses foreign currency forwards and options, interest rate swaps and forward rate agreements for the purpose of hedging its foreign currency and interest rate risks. All hedging referred to is operational hedging and not hedging from an accounting perspective; hedge accounting as defined in IAS 39 has not been adopted.

Interest rate risk
The Group’s policy is to match the interest rate exposure on the Group’s gross debt balance with that arising on the surplus cash position using interest rate swaps. The net effect of this is to exchange the fixed rate interest paid on the two outstanding bonds (fair value of $1,111m) into floating rate interest referenced to six month US dollar LIBOR. The majority of the Group’s cash balance is invested in short dated commercial paper or held with third party fund managers who return a target yield referenced to seven day US dollar LIBID. In addition to interest rate swaps, the Group uses forward rate agreements to manage any short term timing difference between the swapped debt interest expense and cash interest income.

Liquidity risk
In addition to cash balances (comprising fixed deposits, cash and cash equivalents less overdrafts and short term borrowings) of $6,438m, the Group has an SEC-registered shelf debt programme of $4bn, of which $750m has been utilised through a loan note maturing in 2014. The Board reviews the Group’s ongoing liquidity risks annually as part of the strategic planning process.

Back to Contents

100	AstraZeneca Annual Report
and Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

14   FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED
Foreign currency risk
The US dollar is the Group’s most significant currency. As a consequence, the Group results are presented in US dollars and exposures are managed against US dollars accordingly. Approximately 53% of Group external sales in 2005 were denominated in currencies other than the US dollar, while a significant proportion of manufacturing and R&D costs were denominated in sterling and Swedish krona. In addition, surplus cash generated by business units is converted to, and held centrally in US dollars. As a result, operating profit and total cash flow in US dollars will be affected by movements in exchange rates.

This currency exposure is managed centrally based on forecast cash flows for the major currencies of Swedish krona, sterling, euro, Australian dollar, Canadian dollar and Japanese yen. The impact of movements in exchange rates is mitigated significantly by the correlations which exist between the major currencies to which the Group is exposed and the US dollar. During 2005, we hedged extreme movements in exchange rates using currency options. From 2006 onwards, we will hedge only if there is a significant change or anticipated change in our risk position. Strict monitoring of currency exposures and correlations is undertaken on a regular basis and hedging is subject to pre-execution approval.

It is our policy neither to engage in any speculative transactions nor to hedge currency translation exposures arising from the consolidation of non-US dollar subsidiaries. Key controls, applied to transactions in derivative financial instruments, are to use only instruments where good market liquidity exists, to revalue all financial instruments regularly using current market rates and to sell options only to offset previously purchased options.

In addition, the transaction exposures that arise from non-local currency sales and purchases by subsidiaries are, where practicable, fully hedged using forward foreign exchange contracts.

Credit risk
Exposure to financial counterparty credit risk is controlled by the treasury team centrally in establishing and monitoring counterparty limits. Centrally managed funds are invested entirely with counterparties whose credit rating is ‘A’ or better. External fund managers who manage $3,444m of the Group’s cash are rated AAA by Standard & Poor’s. There were no other significant concentrations of credit risk at the balance sheet date. All financial instruments are transacted with commercial banks, in line with standard market practice and are not backed with cash collateral. Trade receivable exposures are managed locally in the operating units where they arise. The Group is exposed to customers ranging from government backed agencies and large private wholesalers to privately owned pharmacies, and the underlying local economic and sovereign risks vary throughout the world. Where appropriate, the Group endeavours to minimise risks by the use of trade finance instruments such as letters of credit and insurance.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments recorded in the balance sheet.

15   FINANCIAL INSTRUMENTS
Interest rate risk
The interest-earning assets and interest-bearing liabilities of the Group, along with their effective interest rates and periods in which they reprice, as at 31 December 2005 and at 31 December 2004 are set out below. In the case of non-current financial liabilities, the classification includes the impact of interest rate swaps which convert the debt to floating rate.

			2005			2004

	Effective		Less than	Effective		Less than
	interest rate	Total	one year	interest rate	Total	one year
	%	$m	$m	%	$m	$m

Financial liabilities
Interest bearing loans and borrowings
Current	(see below )	90	90	(see below )	142	142

Non-current	4.91%	1,111	1,111	3.32%	1,127	1,127

		1,201	1,201		1,269	1,269

Financial assets
Fixed deposits	4.46%	1,549	1,549	3.16%	1,065	1,065

Cash and cash equivalents	3.92%	4,979	4,979	2.02%	4,067	4,067

		6,528	6,528		5,132	5,132

The current interest bearing loans and borrowings comprise short term bank borrowings and overdrafts, bearing interest at rates set by reference to applicable local rates.

The financial assets principally comprise cash on overnight deposit or held directly with third party fund managers and short term investments with an average maturity of 85 days. The main benchmark rates for US dollar financial assets are the relevant LIBID rates. In addition to the financial assets above, there are $75m of other current and non-current asset investments on which no interest is received.

After taking into account the effect of the interest rate swaps, the financial assets and liabilities above all reprice or mature within one year and as such are exposed to changes in floating rates of interest.

Back to Contents

Financial Statements	101

15	FINANCIAL INSTRUMENTS CONTINUED
Foreign currency risk
100% of the Group’s major transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged, where practicable, using forward foreign exchange contracts. As a result, as at 31 December 2005 and 31 December 2004, there were no material monetary assets or liabilities in currencies other than the functional currencies of the Group companies concerned, having taken into account the effect of forward exchange currency contracts that have been used to match foreign currency exposures.

Additionally, movements in exchange rates outside specified limits in respect of approximately 95% of cash flows for three of the Group’s principal currency exposures (sterling, Swedish kronor and euros) settling during 2005 were hedged using purchased currency options. The policy has been modified for 2006 and as such no hedges were outstanding at 31 December 2005.

Sensitivity analysis
The sensitivity analysis set out below summarises the sensitivity of the market value of our financial instruments to hypothetical changes in market rates and prices. Changes to the value of the financial instruments are normally offset by our underlying transactions or assets and liabilities. The range of variables chosen for the sensitivity analysis reflects our view of changes which are reasonably possible over a one year period. Market values are the present value of future cash flows based on market rates and prices at the valuation date. For long term debt, an increase in interest rates results in a decline in the fair value of debt.

The sensitivity analysis assumes an instantaneous 100 basis point change in interest rates in all currencies from their levels at 31 December 2005, with all other variables held constant. Because all our debt was hedged effectively to floating rates in 2005, changes in interest rates will not change the carrying value of debt after interest rate swaps. Based on the composition of our long term debt portfolio as at 31 December 2005, a 1% increase in interest rates would result in an additional $10m in interest expense being incurred per year. The exchange rate sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from their levels at 31 December 2005, with all other variables held constant. The +10% case assumes a 10% strengthening of the US dollar against all other currencies and the -10% case assumes a 10% weakening of the US dollar.

31 December 2005
			Market value change favourable/(unfavourable)

	Market value		Interest rate		Exchange rate
	31 December 2005		movement		movement

		+1%	-1%	+10%	-10%
	$m	$m	$m	$m	$m

Cash and fixed deposits	6,528	–	–	(46)	46

Long term debt, net of interest rate swaps	(1,062)	–	–	–	–

Foreign exchange forwards	10	–	–	(45)	45

Foreign exchange options	–	–	–	–	–

		–	–	(91)	91

31 December 2004
			Market value change favourable/(unfavourable)

	Market value		Interest rate		Exchange rate
	31 December 2004		movement		movement

		+1%	-1%	+10%	-10%
	$m	$m	$m	$m	$m

Cash and fixed deposits	5,132	–	–	(38)	38

Long term debt, net of interest rate swaps	(1,056)	–	–	–	–

Foreign exchange forwards	10	–	–	(75)	75

Foreign exchange options	32	–	–	(24)	185

		–	–	(137)	298

Back to Contents

102	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

15	FINANCIAL INSTRUMENTS CONTINUED
Fair values of financial assets and financial liabilities
Set out below is a comparison by category of carrying values and fair values of all the Group’s financial assets and financial liabilities as at 31 December 2005, 31 December 2004 and 31 December 2003. None of the financial assets or financial liabilities have been reclassified during the year. Carrying values are equivalent to fair values for all years presented.

	Carrying value and fair value

	2005	2004	2003
	$m	$m	$m

Financial assets at fair value through profit or loss
Loans and receivables
Abgenix loan notes	100	76	100

Classified as held for trading
Equity securities and fixed deposits (current)	1,561	1,079	3,013

Cash and cash equivalents	4,979	4,067	1,024

	6,640	5,222	4,137

Available-for-sale financial assets
Other investments (non-current)	156	186	33

Financial liabilities at fair value through profit or loss
Designated under the fair value option
7% Unsecured guaranteed debentures	(341)	(338)	(343)

5.4% Unsecured callable bond	(770)	(789)	–

Classified as held for trading
Bank overdrafts	(84)	(140)	(152)

Other loans	(6)	(2)	–

Other liabilities	–	–	(8)

	(1,201)	(1,269)	(503)

Derivative financial instruments held to manage the interest rate and currency profile
Cross-currency swaps and interest rate swaps	49	71	56

Derivative financial instruments held or issued to hedge
the currency exposure on existing transactions
Forward foreign exchange contracts	10	10	12

Derivative financial instruments held or issued to hedge
the currency exposure on expected future transactions
Forward foreign exchange contracts	–	–	(19)

Foreign currency option contracts	–	32	148

Other derivatives	4	6	6

	2005	2004	2003
	$m	$m	$m

Total fair value gains/(losses
Recognised in the income statement	(23)	(6)	–

Recognised in equity	(5)	48	–

One available-for-sale investment was deemed to be impaired in the year. Consequently, an impairment loss of $16m has been recognised in the income statement.

Credit risk accounts for $2m of the fair value change of the 5.4% callable bond and $3m of the 7% guaranteed debenture. Changes in credit risk have no material effect on the fair value of any other financial liabilities. The change in fair value attributable to changes in credit risk is calculated as the change in fair value not attributable to market risk.

With respect to the repayment amounts at maturity of the financial liabilities at fair value through profit or loss, the 7% guaranteed debenture was $287m (2004 $287m), the 5.4% callable bond was $750m (2004 $750m), the bank overdrafts were $84m (2004 $140m) and the other loans were $6m (2004 $2m).

Back to Contents

Financial Statements	103

15	FINANCIAL INSTRUMENTS CONTINUED
The methods and assumptions used to estimate the fair values of financial instruments are as follows:

>	Current investments – the fair value of listed investments is based on year end quoted market prices. For unlisted investments, carrying values approximate fair value.

>	Non-current investments (excluding equity investments in joint ventures and associates) – the fair value of listed investments is based on year end quoted market prices. For unlisted investments, carrying values approximate fair value.

>	Loans – the fair value of publicly traded debt is based on year end quoted market prices; the fair value of floating rate debt is nominal value, as mark to market differences would be minimal given frequency of resets; the fair value of remaining debt is estimated using appropriate zero coupon valuation techniques based on rates current at year end.

>	Forward foreign exchange contracts – the Group has forward foreign exchange contracts to sell currency for the purpose of hedging non-dollar commercial transaction exposures which existed at the date of the balance sheet. The majority of the contracts for existing transactions had a maturity of six months or less from year end. The fair value of forward foreign exchange contracts is based on market forward foreign exchange rates at year end.

>	Foreign currency option contracts – the Group has foreign currency option contracts to hedge anticipated, but not firmly committed, non-dollar commercial transactions for 2006. The fair value of option contracts is estimated using Black-Scholes valuation techniques.

>	Interest rate swaps – the Group uses interest rate swaps to hedge the Group’s exposure to fluctuations in interest rates, in accordance with a formal risk management strategy. The fair value is estimated using appropriate zero coupon curve valuation techniques based on rates current at year end.

16	TRADE AND OTHER PAYABLES
	2005	2004	2003
	$m	$m	$m

Current liabilities
Trade payables	3,161	3,125	3,086

Value added and payroll taxes and social security	263	282	254

Other payables	1,143	1,172	866

Accruals	899	899	846

	5,466	5,478	5,052

Non-current liabilities
Other payables	72	86	63

Included in other payables are amounts totalling $180m (2004 $138m, 2003 $104m) to meet insurance obligations of the Group’s insurance subsidiaries.

17	PROVISIONS FOR LIABILITIES AND CHARGES
Total
$m

At 1 January 2003	329

Income statement	99

Net amounts paid or becoming current	(122)

Other movements, including exchange	89

At 31 December 2003	395

Income statement	15

Net amounts paid or becoming current	(123)

Other movements, including exchange	(21)

At 31 December 2004	266

Income statement	102

Net amounts paid or becoming current	(39)

Other movements, including exchange	(20)

At 31 December 2005	309

Provisions comprise environmental, litigation and other provisions. Further details of environmental provisions are given in Note 25.

No provision has been released or applied for any purpose other than that for which it was established.

Back to Contents

104	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

18	STATEMENT OF CHANGES IN EQUITY
	2005	2004	2003
	$m	$m	$m

Total equity at beginning of year	14,497	13,175	11,168

Net profit for the period	4,724	3,683	3,044

Dividends (Note 21)	(1,676)	(1,408)	(1,244)

Transfers from minority interests to payables	(6)	(1)	–

Issues of AstraZeneca PLC Ordinary Shares	143	102	47

Repurchase of AstraZeneca PLC Ordinary Shares	(3,001)	(2,212)	(1,154)

Share based payments	143	163	163

Treasury shares	(11)	(17)	(16)

Foreign exchange adjustments on consolidation	(1,052)	744	1,267

Available for sale gains/(losses)	(10)	31	1

Actuarial loss	(35)	(179)	(240)

Tax on items taken directly to reserves	(25)	416	139

Net movement in equity	(806)	1,322	2,007

Total equity at end of year	13,691	14,497	13,175

Included in foreign exchange adjustments on consolidation, is a tax credit in 2004 of $357m in respect of foreign exchange loss deductions arising in 2000 (see Note 4).

Back to Contents

Financial Statements	105

19	RESERVES
	Share	Capital
	premium	redemption	Merger	Other	Retained
	account	reserve	reserve	reserves	earnings	Total
	$m	$m	$m	$m	$m	$m

At 1 January 2003	403	16	433	1,442	8,381	10,675

Profit retained for the year					3,022	3,022

Dividends					(1,244)	(1,244)

Share premiums	46					46

Repurchase of shares		7			(1,154)	(1,147)

Share based payments					163	163

Treasury shares					(16)	(16)

Actuarial loss					(240)	(240)

Fair value adjustments					1	1

Exchange adjustments:
Goodwill				(39)	39	–

Foreign exchange adjustments on consolidation					1,264	1,264

Tax on items taken directly to reserves					139	139

Net movements	46	7	–	(39)	1,974	1,988

At 31 December 2003	449	23	433	1,403	10,355	12,663

Profit retained for the year					3,664	3,664

Dividends					(1,408)	(1,408)

Share premiums	101					101

Repurchase of shares		13			(2,212)	(2,199)

Share based payments					163	163

Treasury shares					(17)	(17)

Actuarial loss					(177)	(177)

Fair value adjustments					31	31

Exchange adjustments:
Goodwill				(19)	19	–

Foreign exchange adjustments on consolidation					757	757

Tax on items taken directly to reserves					415	415

Net movements	101	13	–	(19)	1,235	1,330

At 31 December 2004	550	36	433	1,384	11,590	13,993

Profit retained for the year					4,706	4,706

Dividends					(1,676)	(1,676)

Share premiums	142					142

Repurchase of shares		17			(3,001)	(2,984)

Share based payments					143	143

Treasury shares					(11)	(11)

Actuarial loss					(40)	(40)

Fair value adjustments					(10)	(10)

Exchange adjustments:
Goodwill				(39)	39	–

Foreign exchange adjustments on consolidation					(1,038)	(1,038)

Tax on items taken directly to reserves					(23)	(23)

Net movements	142	17	–	(39)	(911)	(791)

At 31 December 2005	692	53	433	1,345	10,679	13,202

The cumulative translation differences at 31 December 2003, 2004 and 2005 were $1,303m, $2,079m and $1,080m respectively. Such differences have arisen since 1 January 2003 (see explanation of transition to IFRS on page 137).

Back to Contents

106	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

19	RESERVES CONTINUED
Nature and purpose of other reserves
The other reserves arose from the cancellation of £1,255m of share premium account by the parent company in 1993. The reserve was available for writing off goodwill arising on consolidation and, subject to guarantees given to preserve the rights of creditors as at the date of the court order, is available for distribution.

The cumulative amount of goodwill written off directly to reserves resulting from acquisitions, net of disposals, amounted to $714m (2004 $675m, 2003 $656m) using year end rates of exchange. At 31 December 2005, 1,132,144 shares, at a cost of $42m, have been deducted from retained earnings (2004 1,137,335 shares, cost $45m, 2003 1,054,130 shares, cost $38m).

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiaries, joint ventures or associates; undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed income of AstraZeneca companies overseas may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends (see Note 4).

20	MINORITY INTERESTS

	2005	2004	2003
	$m	$m	$m

At beginning of year	93	89	64

Minority interest share of profit	18	19	22

Actuarial gain/(losses), net of tax	3	(1)	–

Dividends to minority interests	(6)	(1)	–

Other movements including exchange	(14)	(13)	3

At end of year	94	93	89

21	DIVIDENDS TO SHAREHOLDERS

	2005	2004	2003
	Per	Per	Per	2005	2004	2003
	share	share	share	$m	$m	$m

Final, paid 21 March 2005	$0.645	$0.540	$0.470	1,061	914	808

Interim, paid on 19 September 2005	$0.380	$0.295	$0.255	615	494	436

	$1.025	$0.835	$0.725	1,676	1,408	1,244

The second interim dividend, to be confirmed as final, is $0.92 per share and $1,455m in total. This will be payable on 20 March 2006.

On payment of the dividends, exchange losses of $41m (2004 gains of $30m, 2003 gains of $22m) arose. These exchange gains and losses are included in finance expense.

22	DISPOSAL OF BUSINESS OPERATIONS

	2005	2004	2003
	$m	$m	$m

Non-current assets	–	2	70

Current assets	–	17	34

Current liabilities	–	(7)	(17)

Book value of net assets disposed	–	12	87

Disposal costs	–	72	–

Profit on disposals	–	274	–

Less:
Cash and cash equivalents included in undertakings disposed	–	(3)	(7)

Consideration received	–	355	80

The cash consideration in 2004 is in relation to the sale of the Group’s share of the joint venture Advanta BV, which was completed on 1 September 2004 ($284m) and the disposal of the Durascan business in the first half of 2004 ($71m). The profit on disposal is stated after transaction costs and warranty provisions.

The consideration received in 2003 was in relation to the sale of Marlow Foods Limited.

Back to Contents

Financial Statements	107

23	POST-RETIREMENT BENEFITS
Pensions
Background
The Company and most of its subsidiaries offer retirement plans which cover the majority of employees in the Group. Many of these plans are “defined contribution”, where the company contribution and resulting income statement charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK, the US and Sweden, are “defined benefit”, where benefits are based on employees’ length of service and average final salary (typically averaged over 1, 3 or 5 years). The major plans are funded through legally separate trustee-administered funds. The major defined benefit plans, apart from the collectively bargained Swedish plan, have been closed to new entrants since 2000. The cash funding of the plans, which may from time to time involve special payments, is designed, in consultation with independent qualified actuaries, to ensure that the assets together with future contributions should be sufficient to meet future obligations. The funding is monitored rigorously by the Company and appropriate fiduciaries specifically with reference to the Company’s credit rating, market capitalisation and cash flows.

Post-retirement scheme deficit
The assets and obligations of the major defined benefit schemes operated by the Group at 31 December 2005 as calculated in accordance with IAS 19 are shown below. The fair values of the schemes’ assets are not intended to be realised in the short term and may be subject to significant change before they are realised. The present value of the schemes’ obligations is derived from cash flow projections over long periods and is thus inherently uncertain.

	Value at 31 December 2005			Value at 31 December 2004

		Rest of			Rest of
	UK	Group	Total	UK	Group	Total
	$m	$m	$m	$m	$m	$m

Scheme assets
Equities	2,194	1,354	3,548	1,975	1,492	3,467

Bonds	1,999	847	2,846	1,977	584	2,561

Others	1,121	83	1,204	1,055	114	1,169

Total fair value of assets	5,314	2,284	7,598	5,007	2,190	7,197

Present value of scheme obligations	(6,309)	(2,995)	(9,304)	(6,147)	(2,811)	(8,958)

Deficit in the scheme as recognised in the balance sheet	(995)	(711)	(1,706)	(1,140)	(621)	(1,761)

97% of the Group’s obligations at 31 December 2005 are in schemes within the UK, the US, Sweden, Germany or Japan.

UK
With regard to the Group’s main UK defined benefit fund, the most recent full actuarial valuation was carried out at 31 March 2003 and the pension cost assessed using the projected unit credit method. Since then the Company has paid both single and regular contributions to fund the deficit, and the impact of these has been monitored through interim valuations in 2004 and 2005.

In the interim valuation performed by the fund’s actuaries, at 31 March 2005, the key assumptions, set out in a manner consistent with the 2003 valuation, were revised having regard to the investment conditions at 31 March 2005. The long term UK price inflation was set at 2.75% pa, salary increases at 4.03% pa, pension increases at 2.75% pa and investment returns at 6.2% pa. The market value of the fund’s assets at the valuation date was £2,625m ($4,933m equivalent), representing 92.3% of the fund’s actuarially assessed obligations.

Rest of Group
The US defined benefits programme was actuarially revalued at 31 December 2005 when plan obligations were $1,512m and plan assets were $1,329m. The US makes contributions to mitigate for plan benefit deficits on a regular basis. The Swedish defined benefits programme was actuarially revalued at 31 December 2005, when plan obligations were estimated to amount to $713m and plan assets were $545m. The German defined benefits programme was actuarially revalued at 31 December 2005, when plan obligations amounted to $209m and plan assets were $27m. The Japanese defined benefits programme was actuarially revalued at 31 December 2005, when plan obligations amounted to $285m and plan assets were $186m. The majority of the Japanese plan obligations will be converted to defined contribution assets during 2006 following employee agreement to revise the Japanese benefits programmes.

Post-retirement benefits other than pensions
In the US, and to a lesser extent in certain other countries, AstraZeneca’s employment practices include the provision of healthcare and life insurance benefits for retired employees. As at 31 December 2005, some 3,694 retired employees and covered dependants currently benefit from these provisions and some 14,183 current employees will be eligible on their retirement. AstraZeneca accrues for the present value of such retiree obligations over the working life of the employee.

The cost of post-retirement benefits other than pensions for the Group in 2005 was $12m (2004 $11m, 2003 $9m). Plan assets were $230m and plan obligations were $257m at 31 December 2005. These benefit plans have been included in the disclosure of post-retirement benefits under IAS 19.

Back to Contents

108	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

23	POST-RETIREMENT BENEFITS CONTINUED
Financial assumptions
Qualified independent actuaries have updated the actuarial valuations of the major defined benefit schemes operated by the Group to 31 December 2005. The assumptions used by the actuaries are chosen from a range of possible actuarial assumptions which, due to the long term nature of the scheme, may not necessarily be borne out in practice. These assumptions were as follows:

		2005		2004

		Rest of		Rest of
	UK	Group	UK	Group

Inflation assumption	2.7%	2.1%	2.7%	2.4%

Rate of increase in salaries	3.9%	3.5%	3.9%	3.9%

Rate of increase in pensions in payment	2.7%	0.7%	2.7%	0.7%

Discount rate	4.9%	4.6%	5.3%	5.1%

Long term rate of return expected at 31 December
Equities	8.3%	7.9%	8.3%	8.6%

Bonds	5.1%	5.6%	5.1%	5.3%

Others	5.6%	4.4%	5.6%	4.7%

Rate of increase in medical costs	9.0%	10.0%	8.0%	9.0%

The Group uses certain mortality rate assumptions when calculating scheme obligations. The current mortality assumptions for all major schemes retain prudent allowance for future improvements in longevity and take account of experience. The mortality tables used for the major schemes are as follows:

>	UK: PMA92 with special AZ-specific adjustment to reflect actual experience as investigated at each valuation, and allowance for future improvement
>	US (Qualified Plans): RP2000
>	Sweden: P94
>	Japan: National Census (No.18 Life Table)
>	Germany: Huebeck tables 2005G

The expected return on assets is determined with reference to the expected long term level of dividends, interest and other returns derived from the plan assets, together with realised and unrealised gains or losses on the plan assets, less any costs of administering the plan, less any tax payable by the plan. The expected returns are based on long term market expectations and analysed on a regular basis to ensure any sustained movements in underlying markets are reflected.

Sensitivity of medical cost assumption

		Effect of change in medical cost assumption

		2005		2004

	+1%	–1%	+1%	–1%

Current service and interest cost of net periodic post-employment medical costs	2	(1)	2	(2)

Accumulated post-employment benefit obligation for medical costs	19	(15)	15	(13)

Back to Contents

Financial Statements	109

23	POST-RETIREMENT BENEFITS CONTINUED
	2005	2004	2003

UK
Present value of defined benefit obligations ($m)	(6,309)	(6,147)	(5,252)

Fair value of plan assets ($m)	5,314	5,007	4,310

Deficit in the scheme ($m)	(995)	(1,140)	(942)

Experience adjustments on:
Scheme assets

Amount ($m)	636	138	210

Percentage of scheme assets	12.0	2.8	4.9

Scheme obligations

Amount ($m)	(539)	(220)	(356)

Percentage of scheme obligations	8.5	3.6	6.8

Rest of Group
Present value of defined benefit obligations ($m)	(2,995)	(2,811)	(2,387)

Fair value of plan assets ($m)	2,284	2,190	1,801

Deficit in the scheme ($m)	(711)	(621)	(586)

Experience adjustments on:
Scheme assets

Amount ($m)	63	14	75

Percentage of scheme assets	2.8	0.6	4.2

Scheme

Amount ($m)	(195)	(111)	(169)

Percentage of scheme obligations	6.5	4.0	7.1

Total
Present value of defined benefit obligations ($m)	(9,304)	(8,958)	(7,639)

Fair value of plan assets ($m)	7,598	7,197	6,111

Deficit in the scheme ($m)	(1,706)	(1,761)	(1,528)

Experience adjustments on:
Scheme assets

Amount ($m)	699	152	285

Percentage of scheme assets	9.2	2.1	4.7

Scheme obligations

Amount ($m)	(734)	(331)	(525)

Percentage of scheme obligations	7.9	3.7	6.9

The defined benefit obligation arises from the following plans:

		2005		2004

		Rest of		Rest of
	UK	Group	UK	Group
	$m	$m	$m	$m

Wholly funded	(6,282)	(2,873)	(6,114)	(2,700)

Unfunded	(27)	(122)	(33)	(111)

Total	(6,309)	(2,995)	(6,147)	(2,811)

Back to Contents

110	AstraZeneca Annual Report and
Form 20-F Information 2005

23	POST-RETIREMENT BENEFITS CONTINUED
Income statement disclosures
The amounts that have been charged to the consolidated income statement and consolidated statement of recognised income and expense, in respect of defined benefit schemes for the year ended 31 December 2005 are set out below:

			2005			2004

		Rest of			Rest of
	UK	Group	Total	UK	Group	Total
	$m	$m	$m	$m	$m	$m

Operating profit
Current service cost	(148)	(120)	(268)	(138)	(116)	(254)

Finance expense
Expected return on post-retirement scheme assets	296	152	448	278	112	390

Interest on post-retirement scheme obligations	(301)	(132)	(433)	(278)	(120)	(398)

Net return	(5)	20	15	–	(8)	(8)

Charge before taxation	(153)	(100)	(253)	(138)	(124)	(262)

Consolidated statement of recognised income and expense
Difference between the actual return and the expected return on the post-retirement schemes’ assets	636	63	699	138	14	152

Experience losses arising on the post-retirement schemes’ obligations	(26)	47	21	(57)	(9)	(66)

Changes in assumptions underlying the present value of the post-retirement schemes’ obligations	(513)	(242)	(755)	(163)	(102)	(265)

Actuarial gain/(loss) recognised	97	(132)	(35)	(82)	(97)	(179)

Movement in post-retirement scheme obligations

	2005			2004

		Rest of			Rest of
	UK	Group	Total	UK	Group	Total
	$m	$m	$m	$m	$m	$m

Present value of obligation in schemes
at beginning of year	(6,147)	(2,811)	(8,958)	(5,252)	(2,387)	(7,639)

Current service cost	(148)	(120)	(268)	(138)	(116)	(254)

Contributions	(26)	(6)	(32)	–	–	–

Benefits paid	228	92	320	213	68	281

Other finance expense	(301)	(132)	(433)	(278)	(120)	(398)

Actuarial loss	(539)	(195)	(734)	(220)	(111)	(331)

Exchange	624	177	801	(472)	(145)	(617)

Present value of obligations in schemes at end of year	(6,309)	(2,995)	(9,304)	(6,147)	(2,811)	(8,958)

It is expected that the contributions to the schemes during the year ended 31 December 2006 will be $163m.

Fair value of scheme assets

	2005			2004

		Rest of			Rest of
	UK	Group	Total	UK	Group	Total
	$m	$m	$m	$m	$m	$m

At beginning of year	5,007	2,190	7,197	4,310	1,801	6,111

Expected return on plan assets	296	152	448	278	112	390

Actuarial gain	636	63	699	138	14	152

Exchange	(523)	(113)	(636)	397	138	535

Contributions	126	84	210	97	193	290

Benefits paid	(228)	(92)	(320)	(213)	(68)	(281)

At end of year	5,314	2,284	7,598	5,007	2,190	7,197

The cumulative amount of actuarial losses before deferred tax recognised in the statement of recognised income and expense is $414m (2004 $379m).

Costs in respect of defined contribution schemes during the year were $9m.

Back to Contents

Financial Statements	111

23	POST-RETIREMENT BENEFITS CONTINUED
Reserves Included within the retained earnings reserve is the actuarial reserve. Movements on this reserve are as follows:
	2005	2004	2003
	$m	$m	$m

At 1 January	(303)	(167)	–

Actuarial losses	(35)	(179)	(240)

Deferred tax	10	43	73

At 31 December	(328)	(303)	(167)

24	EMPLOYEE COSTS AND SHARE OPTION PLANS FOR EMPLOYEES
Employee costs The average number of people employed by the Group is set out in the table below. In accordance with the Companies Act 1985, this includes part-time employees:

Employees	2005	2004	2003

Average number of people employed by the Group in:
UK	11,600	11,500	11,100

Continental Europe	26,200	25,600	23,900

The Americas	17,900	18,500	17,900

Asia, Africa & Australasia	9,200	8,600	8,100

Continuing operations	64,900	64,200	61,000

The number of people employed by the Group at the end of 2005 was 65,300 (2004 64,200, 2003 62,600).

The costs incurred during the year in respect of these employees were:

	2005	2004	2003
	$m	$m	$m

Salaries	4,270	4,078	3,587

Social security costs	670	644	526

Pension costs	265	280	281

Other employment costs	556	450	489

	5,761	5,452	4,883

Severance costs of $29m are not included above (2004 $nil, 2003 $nil).

The Directors believe that, together with the basic salary system, the Group’s employee incentive schemes provide competitive and market-related packages to motivate employees. They should also align the interests of employees with those of shareholders, as a whole, through long term share ownership in the Company. The Group’s current UK, Swedish and US schemes are described below; other arrangements apply elsewhere.

Back to Contents

112	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

24	EMPLOYEE COSTS AND SHARE OPTION PLANS FOR EMPLOYEES CONTINUED
The AstraZeneca UK Performance Bonus Plan
Employees of participating AstraZeneca UK companies are invited to participate in this bonus plan, which rewards strong individual performance. Bonuses are paid partly in the form of Ordinary Shares in the Company (under the Inland Revenue-approved AstraZeneca All-Employee Share Plan and up to a maximum annual value of £3,000) and partly in cash. A tax-efficient share retention scheme, under which employees leave their bonus shares in trust for three to five years, forms part of the All-Employee Share Plan. The Company also offers UK employees the opportunity to buy Partnership Shares (Ordinary Shares) under the All-Employee Share Plan. Employees may invest up to £1,500 over a 12 month accumulation period and purchase Partnership Shares in the Company with the total proceeds at the end of the period. The purchase price for the shares is the lower of the price at the beginning or the end of the 12 month period. A tax efficient share retention scheme is also available in respect of Partnership Shares. At the Company’s AGM in 2002, shareholders approved the issue of new shares for the purposes of the All-Employee Share Plan.

The AstraZeneca Executive Annual Bonus Scheme
This scheme is a performance bonus scheme for Directors and senior employees who do not participate in the AstraZeneca UK Performance Bonus Plan. Annual bonuses are paid in cash and reflect both corporate and individual performance measures. The Remuneration Committee has discretion to reduce or withhold bonuses if business performance falls sufficiently short of expectations in any year such as to make the payment of bonuses inappropriate.

The AstraZeneca Savings-Related Share Option Scheme and the AstraZeneca Savings-Related Share Option Plan
UK employees may make regular monthly savings contributions over a three or five year period and may apply for options to acquire AstraZeneca Ordinary Shares. Further details are set out below.

The AstraZeneca Share Option Plan
This is a share option plan for employees of participating AstraZeneca Group companies which was approved by shareholders at the Company’s AGM in 2000. The first grant of options occurred in August 2000. The main grant of options in 2005 under the plan was in March, with a further smaller grant in August. The Remuneration Committee sets the policy for the Company’s operation of the plan and, in accordance with the rules of the plan, conducted a review of the plan in 2004. Further details are set out below.

The AstraZeneca Performance Share Plan
This plan was approved by shareholders in 2005 for a period of 10 years. Generally, awards can be granted at any time, but not during a close period of the Company. The first grant of awards was made in June 2005. Thereafter, the majority of awards are likely to be granted at or around the same time as options are granted under the AstraZeneca Share Option Plan. Awards granted under the plan vest after three years depending on the performance of the Company compared to that of a selected peer group of other pharmaceutical companies. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated, including agreeing performance targets and which employees should be invited to participate. A fuller description of this plan can be found on page 73 in the Directors’ Remuneration Report.

Sweden
In Sweden an all-employee performance bonus plan is in operation, which rewards strong individual performance. Bonuses are paid partly in the form of Ordinary Shares in the Company and partly in cash. Existing Ordinary Shares purchased in the market are used to pay bonuses awarded under the plan. The AstraZeneca Executive Annual Bonus Scheme and the AstraZeneca Share Option Plan both operate in respect of relevant AstraZeneca employees in Sweden.

US
In the US, there are two all-employee performance bonus plans in operation, which reward strong individual performance. Bonuses are paid in cash. There are also two senior staff incentive schemes, under which approximately 140 participants are awarded either AstraZeneca ADSs or stock appreciation rights related to AstraZeneca ADSs. AstraZeneca ADSs necessary to satisfy the awards are purchased in the market. The AstraZeneca Share Option Plan operates in respect of relevant AstraZeneca employees in the US.

Share option plans
At 31 December 2005, there were options outstanding under the Zeneca 1994 Executive Share Option Scheme, the Astra Shareholder Value Incentive Plan, the AstraZeneca Savings-Related Share Option Scheme, the AstraZeneca Savings-Related Share Option Plan and the AstraZeneca Share Option Plan.

(1) Summary of the AstraZeneca Share Option Plan
Eligibility
Any AstraZeneca employee may be recommended from time to time for the grant of an option. The Remuneration Committee sets the policy for the Company’s operation of the plan including as regards which employees will be eligible to participate.

Grant of options
Options may be granted at any time other than during a close period.

The grant of options is supervised by the Remuneration Committee, which is comprised wholly of Non-Executive Directors. No payment is required for the grant of an option. Options are not transferable.

Options may be granted over AstraZeneca Ordinary Shares or ADSs.

Back to Contents

Financial Statements	113

24 EMPLOYEE COSTS AND SHARE OPTION PLANS FOR EMPLOYEES CONTINUED
Acquisition price
The price per Ordinary Share payable upon the exercise of an option will not be less than an amount equal to the average of the middle-market closing price for an Ordinary Share or ADS of the Company on the London or New York Stock Exchange on the three consecutive dealing days immediately before the date of grant (or as otherwise agreed with HM Revenue & Customs). Where the option is an option to subscribe, the price payable upon exercise cannot be less than the nominal value of an Ordinary Share of the Company.

Exercise of options
An option will normally be exercisable between three and 10 years following its grant provided any relevant performance condition has been satisfied. Options may be satisfied by the issue of new Ordinary Shares or by existing Ordinary Shares purchased in the market.

The Remuneration Committee sets the policy for the Company’s operation of the plan including as regards whether any performance target(s) will apply to the grant and/or exercise of each eligible employee’s option.

Options normally lapse on cessation of employment. Exercise is, however, permitted for a limited period following cessation of employment either for reasons of injury or disability, redundancy or retirement, or at the discretion of the Remuneration Committee, and on an amalgamation, take-over or winding-up of the Company.

(2) Summary of the AstraZeneca Savings-Related Share Option Scheme and the AstraZeneca Savings-Related Share Option Plan
The AstraZeneca Savings-Related Share Option Scheme was approved by shareholders in 1994 for a period of 10 years. The last grant of options under this scheme was made in September 2002.

In 2003, shareholders approved the AstraZeneca Savings-Related Share Option Plan for a period of 10 years. The first grant of options under this plan was made in September 2003.

The following sections apply to both the AstraZeneca Savings-Related Share Option Scheme and the AstraZeneca Savings-Related Share Option Plan, which have broadly similar rules.

Eligibility
UK-resident employees of participating AstraZeneca companies are automatically eligible to participate.

Grant of options
Invitations to apply for options may be issued within six weeks after the announcement by the Company of its results for any period and at other times in circumstances considered to be exceptional by the Directors. No invitations may be issued later than 10 years after the approval of the scheme by shareholders.

Options may only be granted to employees who enter into HM Revenue & Customs-approved savings contracts with the savings body nominated by the Company, under which monthly savings of a fixed amount (currently not less than £5 nor more than £250) are made over a period of three or five years. The number of Ordinary Shares over which an option is granted will be such that the total amount payable on its exercise will be the proceeds on maturity of the related savings contract. No payment will be required for the grant of an option. Options are not transferable.

Individual participation
Monthly savings by an employee under all savings contracts linked to options granted under any Save As You Earn scheme may not exceed £250 or such lower amounts as may be determined by the Directors.

Acquisition price
The price per Ordinary Share payable upon the exercise of an option will not normally be less than the higher of:

(a)	90% of the arithmetical average of the middle-market quotations for an Ordinary Share on the London Stock Exchange on three consecutive dealing days shortly before the date on which invitations to apply for options are issued (provided that no such day may fall before the Company last announced its results for any period) or such other dealing day or days falling within the six week period for the issue of invitations, as the Directors may decide; and

(b)	the nominal value of an Ordinary Share (unless the option is expressed to relate only to existing Ordinary Shares).

Exercise of options
An option will normally be exercisable only for six months commencing on the third or fifth anniversary of the commencement of the related savings contract. Options are satisfied by the issue of new Ordinary Shares.

Options normally lapse on cessation of employment. Exercise is, however, permitted for a limited period (irrespective of the period during which the option has been held) following cessation of employment in certain compassionate circumstances or where an option has been held for more than three years (except on dismissal for misconduct) and on an amalgamation, take-over or winding-up of the Company.

Back to Contents

114	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

24	EMPLOYEE COSTS AND SHARE OPTION PLANS FOR EMPLOYEES CONTINUED
(3)	Summary of the Zeneca 1994 Executive Share Option Scheme
The Zeneca 1994 Executive Share Option Scheme was introduced in 1994. The last date for the grant of options was 16 March 2000 and the scheme has been replaced by the AstraZeneca Share Option Plan.

Options granted under the 1994 scheme are normally exercisable between three and 10 years following grant, provided the relevant performance condition has been satisfied. Options are satisfied by the issue of new Ordinary Shares.

The performance condition applicable to the 1994 scheme was that earnings per share must have grown by at least the increase in the UK Retail Price Index over three years plus 3% per annum. Satisfaction of this condition was tested annually by reference to the audited financial statements. All options granted under the 1994 scheme have become exercisable, the performance conditions having been satisfied.

(4) Summary of the Astra Shareholder Value Incentive Plan
In 1996, Astra established a stock option plan for some 100 Astra employees in key senior positions. The plan is no longer used for the grant of options and has been superseded by the AstraZeneca Share Option Plan.

On completion of Astra’s merger with Zeneca, options in Astra shares granted under the plan were replaced by options to acquire a number of AstraZeneca Ordinary Shares based on the exchange ratio used in the exchange offers used to effect the AstraZeneca merger. The ratio of AstraZeneca options granted in respect of former Astra options was 0.5045 AstraZeneca options for each Astra option held.

	AstraZeneca
	Share Option Plan		1994 Scheme		SAYE Schemes		ASVIP

							Shares
	Options	WAEP*	Options	WAEP*	Options	WAEP*	under option	WAEP*
	’000	pence	’000	pence	’000	pence	’000	SEK

At 1 January 2003
Options outstanding	21,398	3347	9,289	2647	4,065	1987	759	391

Movements during 2003
Options granted	15,505	2232	–	–	551	2211	–	–

Options exercised	(52)	2468	(358)	2423	(382)	2137	(151)	311

Options forfeited	(1,163)	3001	(571)	2695	(282)	2192	(1)	318

Options lapsed	–	–	–	–	–	–	–	–

Weighted average fair value of
options granted during the year		583				658

At 31 December 2003
Options outstanding	35,688	2874	8,360	2654	3,952	1988	607	411

Movements during 2004
Options granted	10,741	2529	–	–	550	2262	–	–

Options exercised	(329)	2787	(586)	2704	(113)	2184	(114)	321

Options forfeited	(1,964)	2886	(285)	2660	(276)	2199	(10)	474

Options lapsed	–	–	–	–	–	–	–	–

Weighted average fair value of
options granted during the year		650				632

At 31 December 2004
Options outstanding	44,136	2790	7,489	2650	4,113	2005	483	431

Movements during 2005
Options granted	9,621	2133	–	–	606	2257	–	–

Options exercised	(1,053)	2486	(1,259)	2601	(689)	1782	(6)	442

Options forfeited	(2,625)	2800	(272)	2688	(592)	2248	(168)	411

Options lapsed	–	–	–	–	–	–	–	–

Weighted average fair value of
options granted during the year		619				700

At 31 December 2005
Options outstanding	50,079	2670	5,958	2658	3,438	2053	309	442

Range of exercise prices		1913p to		1337p to		1756p to		442 SEK to
		3487p		2749p		2971p		442 SEK

Weighted average remaining
contractual life		2,655 days		1,453 days		1,047 days		23 days

Options exercisable	18,969	3291	5,958	2658	191	2456	309	442

* Weighted average exercise price

Share options were exercised on a regular basis throughout the period.

Back to Contents

Financial Statements	115

24 EMPLOYEE COSTS AND SHARE OPTION PLANS FOR EMPLOYEES CONTINUED
The fair value of the options is estimated at the date of grant using the Black-Scholes option pricing model. The following table gives the assumptions applied to the options granted in the respective periods shown. Expectations of early exercise are incorporated into the model.

	2005	2004	2003

Average share price (pence)	2384	2439	2442

Weighted average exercise price (pence)

AstraZeneca Share Option Plan	2133	2529	2232

SAYE schemes	2257	2262	2211

Weighted average fair value of options granted in the period (pence)

AstraZeneca Share Option Plan	619	650	583

SAYE schemes	700	632	658

Expected volatility (%)	30.0	25.0	25.0

Dividend yield (%)	2.3	2.3	2.0

Risk-free interest rate (%)	4.3	3.5	4.3

Expected lives: AstraZeneca Share Option Plan (years)	6.0	6.0	6.0

Expected lives: SAYE schemes (years)	3.9	3.8	4.3

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options) adjusted for any expected changes to future volatility due to publicly available information.

No other features of options granted were incorporated into the measurement of fair value.

The charge for share-based payments in respect of share options is $128m (2004 $147m, 2003 $154m) which is comprised entirely of equity-settled transactions.

AstraZeneca Performance Share Plan
	Shares	WAFV*
	’000	pence

Shares awarded in June 2005	312	1121

The fair value was determined using a modified version of the binomial model. This method incorporated expected dividends but no other features into the measurements of fair value.

US incentive share schemes

Shares	WAFV*
’000	$

1,032	41.77

* Weighted average fair value

The charge for share-based payments in respect of the AstraZeneca Performance Share Plan and the US incentive share schemes is $15m (2004 $16m, 2003 $9m). The plans are equity-settled.

Back to Contents

116	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

25 COMMITMENTS AND CONTINGENT LIABILITIES

	2005 $m	2004 $m	2003 $m

Commitments
Contracts placed for future capital expenditure not provided for in these accounts	220	298	421

Included in the above total are contracts related to certain product purchase and licence agreements with deferred consideration obligations, the amounts of which are variable depending upon particular ‘milestone’ achievements. Sales of the products to which these milestones relate could give rise to additional payments, contingent upon the sales levels achieved. Guarantees and contingencies arising in the ordinary course of business, for which no security has been given, are not expected to result in any material financial loss.

During December 2005 AstraZeneca entered into three collaboration agreements with Protherics PLC, Targacept, Inc. and AtheroGenics, Inc. for initial consideration of $41m, $10m and $50m respectively. The transactions were completed in January 2006. All the collaboration agreements have deferred consideration obligations, dependent upon particular milestone events. AstraZeneca also entered into an agreement in December 2005 to acquire the total share capital of KuDOS Pharmaceuticals Limited for $210m. The transaction was completed in January 2006.

Arrangements with Merck
Introduction
In 1982, Astra AB set up a joint venture with Merck & Co., Inc. for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the agreements relating to the Restructuring (the “Agreements”), a US limited partnership was formed, in which Merck is the limited partner and AstraZeneca is the general partner, and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the partnership and place limitations on AstraZeneca’s commercial freedom to operate. The Agreements provide for:

>	Annual contingent payments.
>	A payment to Merck in the event of a business combination between Astra and a third party in order for Merck to relinquish certain claims to that third party’s products.
>	Termination arrangements which, if and when triggered, cause Merck to relinquish its interests in AstraZeneca’s products and activities.

These elements are discussed in further detail below together with a summary of their accounting treatments.

Annual contingent payments
AstraZeneca makes ongoing payments to Merck based on sales of certain of its products in the US (the “contingent payments” on the “agreement products”). As a result of the merger of Astra and Zeneca in 1999, these contingent payments (excluding those in respect of Prilosec and Nexium) cannot be less than annual minimum sums between 2002 and 2007 ranging from $125m to $225m. AstraZeneca’s payments have exceeded the minimum level in 2002 to 2005 and, other than the possible entry of a generic competitor to Toprol-XL, AstraZeneca has no reason to believe that the annual payments in the future will fall below the minimum obligations.

Payment in the event of a business combination
On the merger of Astra and Zeneca, a one-time Lump Sum Payment of $809m was triggered. As a result of this payment, Merck relinquished any claims it may have had to Zeneca products.

Termination arrangements
The Agreements provided for arrangements and payments under which, subject to the exercise of certain options, the rights and interests in AstraZeneca’s activities and products held by Merck immediately prior to the merger would be terminated, including details of:

>	The Advance Payment
>	The Partial Retirement
>	The First Option and True-Up
>	The Loan Note Receivable
>	The Second Option

Advance Payment
The merger between Astra and Zeneca triggered the first step in the termination arrangements. Merck relinquished all rights, including contingent payments on future sales, to potential Astra products with no existing or pending US patents at the time of the merger. As a result, AstraZeneca now has rights to such products and is relieved of potential obligations to Merck or restrictions in respect of those products (including annual contingent payments), affording AstraZeneca substantial freedom to exploit the products as it sees fit.

At the time of the merger, the Advance Payment was paid. It was calculated as the then net present value of $2.8bn discounted from 2008 to the date of merger at a rate of 13% per annum and amounted to $967m. It is subject to a true-up in 2008, as discussed under “First Option and True-Up” below.

Back to Contents

Financial Statements	117

25 COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
Partial Retirement
In 2008, there will be a partial retirement of Merck’s limited partnership interest by payment to Merck of an amount calculated as a multiple of the average annual contingent payments from 2005 to 2007 on the relevant products, plus $750m.

Upon the Partial Retirement, Merck’s rights in respect of certain of the agreement products will end. The products covered by the Partial Retirement include Toprol-XL, Pulmicort, Rhinocort and Symbicort, the last of which is not yet launched in the US and is subject to approval by the FDA.

First Option and True-Up
In 2008, a calculation will be made of the Appraised Value, being the net present value of the future contingent payments in respect of all agreement products not covered by the Partial Retirement, other than Prilosec and Nexium. Payment of the Appraised Value to Merck in 2008 will take place only if Merck exercises the First Option. Should Merck not exercise this option in 2008, AstraZeneca may exercise it in 2010 for a sum equal to the 2008 Appraised Value. Contingent payments will continue from 2008 to 2010 if AstraZeneca exercises in 2010.

Upon exercise of the First Option Merck will relinquish its rights over the agreement products not covered by the Partial Retirement, other than Nexium and Prilosec. If neither Merck nor AstraZeneca exercises the option, the contingent payment arrangements in respect of these agreement products will continue (as will AstraZeneca’s other potential obligations and restrictions in respect of these products) and the Appraised Value will not be paid.

Products covered by the First Option include Atacand, Plendil and certain compounds still in development, including Exanta.

In addition, in 2008 there will be a true-up of the Advance Payment. The true-up amount will be based on a multiple of the average annual contingent payments from 2005 to 2007 in respect of all the agreement products with the exception of Prilosec and Nexium (subject to a minimum of $6.6bn), plus other defined amounts (totalling $912m). It is then reduced by the Appraised Value (whether paid or not), the Partial Retirement and the Advance Payment (at its undiscounted amount of $2.8bn) to determine the true-up amount. The true-up will be settled in 2008 irrespective of whether the First Option is exercised, and this could result in a further payment by AstraZeneca to Merck or a payment by Merck to AstraZeneca.

Should Merck exercise the First Option in 2008, AstraZeneca will make payments in respect of the Partial Retirement, the First Option and the true-up totalling a minimum of $4.7bn. If AstraZeneca exercises the First Option in 2010, the combined effect of the amounts paid to Merck in 2008 and 2010 will total the same amount.

Loan Note Receivable
Included in the assets and liabilities covered by the Restructuring is a loan note receivable by AstraZeneca from Merck with a face value of $1.4bn. In 2008, at the same time as the settlement of the Partial Retirement and the true-up, Merck will settle the loan note receivable by paying AstraZeneca $1.4bn.

Second Option
A Second Option exists whereby AstraZeneca has the option to re-purchase Merck’s interests in Prilosec and Nexium in the US. This option is exercisable by AstraZeneca two years after the exercise of the First Option, whether the First Option is exercised in either 2008 or 2010. Exercise of the Second Option by AstraZeneca at a later date is also provided for in 2017 or if combined annual sales of the two products fall below a minimum amount provided, in each case, that the First Option has been exercised. The exercise price for the Second Option is the net present value of the future annual contingent payments on Prilosec and Nexium as determined at the time of exercise.

If the Second Option is exercised, Merck will then have relinquished all its interests in the partnership and the agreement products including rights to contingent payments.

General
The precise amount and timing of settlements with Merck under the Partial Retirement, the First Option and the true-up cannot be determined at this time. Various components of the calculations are based, in part, on net sales between 2005 and 2007 and on forecasted performance beyond 2007, and payment of the First Option is contingent upon Merck (or AstraZeneca) exercising the First Option. Similarly, the timing and amount of the Second Option cannot be determined at this time.

With the exception of the interests in Nexium and Prilosec, the total of the payments yet to be made under the termination arrangements is based, in part, on the contingent payments made in 2005 to 2007 (subject to the minimum amount) and is likely to be substantially driven by the sales of Toprol-XL, Pulmicort, Rhinocort and Atacand. However, AstraZeneca anticipates that the benefits that accrue under all the termination arrangements arise:

>	Currently, from the substantial freedom over products acquired or discovered post-merger.
>	On occurrence of each stage of such arrangements, from enhanced contributions from, and substantial freedom over, those products that have already been launched (for example, Rhinocort and Atacand), those that are due to be launched in the US (in particular, Symbicort, subject to approval by the FDA) and those that are in development.

Benefits include relief from contingent payments, anticipated cost savings from cessation of manufacturing arrangements and other cost efficiencies together with the strategic advantages of increased freedom to operate.

Back to Contents

118	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

25 COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
Accounting treatments
Annual contingent payments: The annual contingent payments on agreement products are expensed as incurred.

Payment in the event of a business combination: The Lump Sum Payment was expensed at the point of merger since it caused no incremental benefits over the prior years’ aggregate Astra and Zeneca performance to accrue to the merged AstraZeneca entity.

Termination arrangements: AstraZeneca considers that the termination arrangements described above represent the acquisition, in stages, of Merck’s interests in the partnership and agreement products (including Merck’s rights to contingent payments) and depend, in part, on the exercise of the First and Second Options. The effects will only be reflected in the Financial Statements as these stages are reached. If and when all such payments are made, AstraZeneca will have unencumbered discretion in its operations in the US market.

The Advance Payment has been accounted for as an intangible asset and is being amortised over 20 years. This approach reflects the fact that, under the Agreements, AstraZeneca has acquired rights relieving it of potential obligations or restrictions in respect of Astra products with no existing or pending patents at the time of merger. Although these rights apply in perpetuity, the period of amortisation of 20 years has been chosen to reflect the typical timescale of development and marketing of a product.

The payments under the Partial Retirement, the First Option and true-up and the Second Option will be accounted for under the extant guidance when they are paid, with allocations to intangibles and goodwill, as appropriate. If Merck exercises the First Option in 2008, the net minimum payment to be made to Merck, being the combined payments of $4.7bn less the repayment of the loan note of $1.4bn, would be $3.3bn. In accounting for the Restructuring in 1998, the loan note was included in the determination of the fair values of the assets and liabilities to be acquired. At that time, the loan note was ascribed a fair value of zero on acquisition and on the balance sheet because it was estimated that the net minimum payment of $3.3bn equated to the fair value of the rights to be acquired under the Partial Retirement, true-up and First Option.

Ongoing monitoring of the projected payments to Merck and the value to AstraZeneca of the related rights takes full account of changing business circumstances and the range of possible outcomes to ensure that the payments to be made to Merck are covered by the economic benefits expected to be realised. Should the monitoring reveal that these payments exceed the economic benefits expected to be realised, a provision for an onerous contract would be recognised.

Environmental costs and liabilities
The Group’s expenditure on environmental protection, including both capital and revenue items, relates to costs which are necessary for implementing internal systems and programmes and meeting legal and regulatory requirements for processes and products.

They are an integral part of normal ongoing expenditure for carrying out the Group’s research, manufacturing and commercial operations and are not separated from overall operating and development costs. There are no known changes in legal, regulatory or other requirements resulting in material changes to the levels of expenditure for 2003, 2004 or 2005.

In addition to expenditure for meeting current and foreseen environmental protection requirements, the Group incurs costs in investigating and cleaning up land and groundwater contamination. In particular, AstraZeneca and/or its affiliates have environmental liabilities at some currently or formerly owned, leased and third party sites.

In the US, the AstraZeneca affiliate, Zeneca Inc., and/or its indemnitees, have been named as potentially responsible parties (PRPs) or defendants at approximately 14 sites where Zeneca Inc. is likely to incur future investigation, remediation or operation and maintenance costs under federal or state, statutory or common law environmental liability allocations schemes. Similarly, the AstraZeneca affiliate, Stauffer Management Company LLC (SMC), which was established in 1987 to own and manage certain assets of Stauffer Chemical Company acquired that year, and/or its indemnitees, have been named as PRPs or defendants at approximately 32 sites where SMC is likely to incur future investigation, remediation or operation and maintenance costs under federal or state, statutory or common law environmental liability allocations schemes. In Europe and other parts of the world outside the US, AstraZeneca is likely to incur costs at three currently owned sites and has given indemnities to third parties in respect of approximately 45 other sites. These environmental liabilities arise almost entirely from legacy operations that are not part of our current pharmaceuticals business and, at most of these sites, remediation, where required, is either completed or nearing completion. In the aggregate, however, expenditure on clean up and monitoring is likely to be required.

AstraZeneca has made provisions for the estimated costs of future environmental investigation, remediation and operation and maintenance activity beyond normal ongoing expenditure for maintaining the Group’s R&D and manufacturing capacity and product ranges where a present obligation exists, it is probable that such costs will be incurred, and they can be estimated reliably. With respect to such estimated, future costs, there were provisions at 31 December 2005 in the aggregate of approximately $80m, of which approximately $68m relates to the US. These provisions do not include possible additional costs that are not currently probable, nor do these provisions include costs that, by agreement, will be borne by viable third party indemnitors. In addition, these provisions: (1) include, where appropriate, unasserted claims where future costs are nonetheless probable (at owned sites, for example); (2) are based, where applicable, on liability allocation or cost sharing agreements that we believe are enforceable against viable third parties; (3) reflect expected insurance recoveries where an insurer has agreed to provide an indemnity; and (4) typically cover a time period of five years (with the exception of operation and maintenance activities, which can last for decades). AstraZeneca is not presently aware of any circumstances or uncertainties regarding the viability of liable third parties, indemnitors or insurers that would cause these provisions to be altered.

Back to Contents

Financial Statements	119

25	COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
It is possible that the Company, or its affiliates, could incur future environmental costs beyond the extent of our current provisions. The extent of such possible, additional costs is inherently difficult to estimate due to a number of factors, including, but not limited to: (1) the nature and extent of claims that may be asserted in the future; (2) whether the Company or any of its affiliates has or will have any legal obligation with respect to asserted or unasserted claims; (3) the type of remedial action, if any, that may be selected at sites where the remedy is presently not known; (4) the potential for recoveries from or allocation of liability to third parties; and (5) the length of time that the environmental investigation, remediation and liability allocation process can take. Notwithstanding and subject to the foregoing, it is estimated that potential additional loss for future environmental investigation, remediation and remedial operation and maintenance activity above and beyond our provisions could be, in the aggregate, in the order of $20m to $40m.

Legal proceedings
AstraZeneca is involved in various legal proceedings considered typical to its businesses, including litigation relating to employment, product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, and securities law. The more significant matters are discussed below.

Crestor (rosuvastatin)
AstraZeneca Pharmaceuticals LP and/or AstraZeneca LP in the US were served with two individual lawsuits in 2004 involving alleged injury in association with the use of Crestor. One of these lawsuits has now been dismissed. In addition, a motion for authorisation to institute a class action and to be a representative was filed in Quebec, Canada against AstraZeneca PLC and AstraZeneca Canada Inc. The petitioner claims alleged injury as a result of the use of Crestor. During 2005, AstraZeneca was served with five other similar complaints in the US, two of which were recently dismissed. AstraZeneca is vigorously defending all the remaining actions.

Diprivan (propofol)
In August 2002, AstraZeneca LP received a letter from ESI Lederle, a division of Wyeth, informing AstraZeneca of Wyeth’s intention to market a generic version of Diprivan prior to the expiration of AstraZeneca’s patents covering the current formulation. AstraZeneca filed a patent infringement action against Wyeth in the US District Court for the Southern District of New York. Through a series of transactions, the holder of the relevant Abbreviated New Drug Application and now defendant in AstraZeneca’s suit is Mayne Pharma (USA) Inc. (formerly called Faulding Pharmaceutical Co.). Mayne responded to AstraZeneca’s complaint and filed counterclaims alleging non-infringement, invalidity and unenforceability. The trial, post-trial briefing and closing arguments took place in early 2005. In November 2005, the court issued its decision finding the AstraZeneca patents to be valid and enforceable and infringed by Mayne’s propofol product. The court has issued an injunction preventing the manufacture, use, sale and offering for sale in the US of Mayne’s propofol product. Mayne has filed an appeal of the court’s findings to the Federal Circuit Court of Appeals.

In September 2005, AstraZeneca received notification from Amphastar Pharmaceuticals Inc. under section 505(b)(2) of the US Food, Drug and Cosmetic Act that, after approval by the FDA, it intends to manufacture and sell propofol in the US prior to the expiration of certain of AstraZeneca’s propofol-related patents. Amphastar contends that these patents would not be infringed by such manufacture and sale. AstraZeneca did not file a patent infringement complaint against Amphastar.

Exanta (ximelagatran)
Four putative and essentially similar securities class actions were filed in the US against AstraZeneca PLC, Håkan Mogren, Sir Tom McKillop, Jonathan Symonds and Percy Barnevik between January and March 2005. These actions allege that the defendants made materially false and misleading statements regarding Exanta clinical trials and the status of the Exanta New Drug Application in the US. The cases purport to assert claims on behalf of purchasers of AstraZeneca publicly traded securities during the period 2 April 2003 to 11 October 2004 under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5. The cases were all filed in federal district courts – one in the District of Massachusetts, one in the District of Delaware and two in the Southern District of New York. The Delaware case was dismissed voluntarily and the Massachusetts case has been transferred to the Southern District of New York by way of stipulation. The remaining cases are likely to be consolidated in a single action in New York.

The defendants deny the allegations made in the lawsuits and will vigorously defend the actions.

Iressa (gefitinib)
During 2004 and 2005, five claims have been filed against AstraZeneca KK in Japan, in the Osaka and Tokyo District Courts. In four of the claims, it is alleged that Iressa caused a fatal incidence of interstitial lung disease (ILD) in a Japanese patient. In the fifth claim, which did not involve a fatality, it is alleged that Iressa caused an incidence of ILD. AstraZeneca KK, following consultation with external legal advisers, believes the claims are without merit and is defending all of the cases. ILD is a known complication of lung disease, including advanced lung cancer, regardless of treatment.

Losec/Prilosec (omeprazole)
In 2001, AstraZeneca filed suit in the US against Andrx Pharmaceuticals, Inc. for infringement of a patent directed to a process for making an omeprazole formulation (the ’281 patent). Andrx filed counterclaims of non-infringement, invalidity and unenforceability for inequitable conduct during prosecution of the ’281 patent. Andrx also asserted that in addition to the ’281 patent, two other formulation patents, the ’505 and ’230 patents, were unenforceable for alleged litigation misconduct by AstraZeneca. Both parties sought attorneys’ fees. In May 2004, the US District Court for the Southern District of New York ruled that the ’281 patent was infringed, but also ruled that the ’281 patent was invalid.

The court dismissed Andrx’s litigation misconduct and other counterclaims and affirmative defences, leaving intact the court’s October 2002 decision finding the ’230 and ’505 patents not invalid and infringed by Andrx. The October 2002 decision was affirmed in all respects on appeal in December 2003. The court entered final judgement regarding the ’281 patent in July 2004, after determining to stay the attorneys’ fees claims pending any appeals. Andrx has appealed the judgement and AstraZeneca has cross-appealed.

Back to Contents

120	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

25	COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
During 2000 and 2001, AstraZeneca had filed suits against Lek Pharmaceutical and Chemical Company d.d. and Lek Services USA, Inc., Impax Laboratories Inc., Eon Labs Manufacturing Inc., Mylan Pharmaceuticals Inc., Apotex Corp, Apotex, Inc. and Torpharm, Inc. and Zenith Goldline Pharmaceuticals, Inc. (now known as IVAXPharmaceuticals, Inc.). These suits followed the filing of Abbreviated New Drug Applica tions by these companies with the FDA concerning the companies’ intention to market generic omeprazole products in the US. The basis for the proceedings is that the actions of all the companies infringe the ’505 and ’230 formulation patents relating to omeprazole. The cases are proceeding under the US Hatch-Waxman legislation. The case against IVAXwas dismissed without prejudice shortly after it was filed, after IVAXwithdrew its application to market generic omeprazole. During 2003, after Mylan commenced commercial sale of its product, AstraZeneca filed suit against Laboratorios Esteve, SA and Esteve Quimica, SA, manufacturers of the omeprazole product to be distributed in the US by Mylan. In 2003 and 2004, Lek, Apotex and Impax all began commercial sales of their generic omeprazole products. In July 2004, Lek filed a motion for summary judgement of non-infringement. In January 2005, AstraZeneca filed suit against Teva Pharmaceutical Industries Ltd. and Teva Pharmaceuticals USA, Inc., which are marketing and selling Impax’s omeprazole products. The Teva case was stayed in June 2005 until liability issues in the Impax action are resolved. AstraZeneca has made claims for damages against each of the selling defendants. Anti-trust and non-infringement counterclaims have been filed by Andrx, Apotex/Torpharm, Impax, Eon and Lek. All defendants except Lek have also raised invalidity and unenforceability counterclaims. The anti-trust counterclaims, as well as AstraZeneca’s claims for damages, have been stayed pending resolution of the patent liability issues. The cases have been consolidated for discovery before, or are directly assigned to, Judge Jones in the US District Court for the Southern District of New York. All discovery in these cases was completed in February 2005. Briefing on the summary judgement motion filed by Lek and 14 additional motions for summary judgement was completed in July 2005. All of the defendants’ motions for summary judgement were denied in January 2006. In July 2005, AstraZeneca filed suit against Ranbaxy Laboratories Ltd., Ranbaxy Inc. and Ranbaxy Pharmaceuticals, Inc. for infringement of the’505 and ’230 formulation patents. The Ranbaxy case has been consolidated with the other omeprazole patent cases for pre-trial purposes. Judge Jones has scheduled a consolidated bench trial to begin in March 2006.

In June and July 2004, AstraZeneca applied in France for injunctions based on its omeprazole formulation patent against six companies for marketing generic omeprazole. In August 2004, the applications were rejected at first instance. AstraZeneca appealed this decision and in March 2005 the applications were rejected on appeal. In May 2004, AstraZeneca also started legal proceedings against the same companies for infringement of its omeprazole formulation patent in France. These proceedings have been consolidated with a case challenging the validity of the patent, brought by one of the companies against AstraZeneca. No date has yet been set for a hearing.

During 2000, AstraZeneca was granted interlocutory injunctions based on certain of AstraZeneca’s omeprazole patents against the generic company, Scandinavian Pharmaceuticals-Generics AB (Scand Pharm), in Denmark and Norway. In October 2001, Oslo City Court in Norway confirmed that Scand Pharm had infringed AstraZeneca’s formulation patent for omeprazole. At the same time, the court declared AstraZeneca’s formulation patent valid. In November 2004, these findings were upheld by the Appeal Court. As a result of the Norwegian case, Scand Pharm cannot sell its omeprazole product in Norway. Furthermore, it is also prevented from selling its omeprazole product in Denmark pending the outcome of the main action in the Danish case. If the final decision in this case is against AstraZeneca, Scand Pharm may claim damages for lost sales due to the interlocutory injunctions. During 2003 and 2004, AstraZeneca was denied interlocutory injunctions based on certain of its omeprazole patents against Novartis Sverige AB and ratiopharm AB in Sweden and Novartis Finland Oy and ratiopharm Oy in Finland. An interlocutory injunction against Biochemie Novartis Healthcare A/S was granted in Denmark during 2003, based on AstraZeneca’s omeprazole formulation patent. Also during 2003, the District Court in Norway found that the generic omeprazole product marketed by ratiopharm AS did not infringe AstraZeneca’s omeprazole formulation patent. This judgement was confirmed by the Norwegian Appeal Court in October 2005. In January 2006, the Supreme Court in Norway denied AstraZeneca leave to appeal. In December 2004, an interlocutory injunction against Nomeco A/S, a Danish distributor of a generic omeprazole product from ratiopharm, was granted in Denmark based on AstraZeneca’s omeprazole formulation patent. The case was heard on appeal in November and December 2005. The court’s decision is anticipated in February 2006.

AstraZeneca continues to be involved in numerous proceedings in Canada involving Reddy Cheminor and Apotex. These cases relate to omeprazole capsules or omeprazole magnesium tablets and involve various patents. Apotex launched a generic omeprazole capsule product in Canada in January 2004. Following this launch, AstraZeneca commenced judicial review proceedings seeking to quash Apotex’s notice of compliance (marketing approval) and AstraZeneca sued Apotex in July 2004 alleging infringement of its formulation patents by Apotex’s omeprazole capsules. In May 2005, the Canadian Federal Court of Appeal quashed Apotex’s notice of compliance (marketing approval), overruling the first instance decision in September 2004, which went against AstraZeneca. In June 2005, the Canadian Federal Court of Appeal granted Apotex’s motion for a stay of the court’s decision to quash the notice of compliance, pending an application by Apotex for leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada has granted Apotex leave to appeal and the appeal is tentatively scheduled to be heard in May 2006. The Supreme Court has also continued the stay granted by the Federal Court of Appeal, thereby allowing Apotex to continue selling its omeprazole capsules pending a decision by the Supreme Court on Apotex’s appeal.

In January 2006, AstraZeneca Canada Inc. was served with a claim in the Federal Court of Canada for payment of an undetermined sum based on damages allegedly suffered by Apotex due to the delay from January 2002 to January 2004 in the issuance to Apotex of a notice of compliance (marketing approval) in Canada for its 20mg omeprazole capsule product. AstraZeneca believes the claim is without merit and intends to defend it and to pursue its already pending patent infringement action against Apotex vigorously.

Back to Contents

Financial Statements	121

25	COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
In February 2000, the European Commission commenced an investigation relating to certain omeprazole intellectual property rights, and associated regulatory and patent infringement litigation. The investigation is pursuant to Article 82 of the EC Treaty, which prohibits an abuse of a dominant position. The investigation was precipitated by a complaint by a party to a number of patent and other proceedings involving AstraZeneca. AstraZeneca has, in accordance with its corporate policy, co-operated with the Commission. In July 2003, the Commission served a Statement of Objections on AstraZeneca, referring to alleged infringements regarding the obtaining of supplementary protection certificates for omeprazole in certain European countries; and regarding AstraZeneca’s replacement of omeprazole capsules by omeprazole MUPS (tablets) and withdrawal of capsule marketing authorisations in three European countries. AstraZeneca replied fully to the Commission, explaining why its actions were in AstraZeneca’s view lawful. An oral hearing took place in February 2004. In June 2005, the European Commission notified AstraZeneca PLC and AstraZeneca AB of its Decision to impose fines totalling €60m on the companies for infringement of European competition law (Article 82 of the EC Treaty and Article 54 of the EEA Agreement). The Commission alleges that the companies abused their dominant positions in the periods between 1993 and 2000 by making a pattern of misleading representations before the patent offices and/or courts in Belgium, Denmark, Germany, the Netherlands, Norway and the UK in regard to obtaining supplementary protection certificates for omeprazole; and by requesting the surrender of market authorisations for omeprazole capsules in Denmark, Norway and Sweden, combined with withdrawal from these countries of omeprazole capsules and the launch of omeprazole MUPS (tablets). AstraZeneca does not accept the Commission’s Decision and has appealed it to the Court of First Instance. AstraZeneca denies that it had a dominant position or that it was engaged in the behaviours as characterised by the Commission. In the meantime, the fine was fully provided for in the half year results through a charge to operating profit of $75m. It is alleged by the Commission that these activities had the effect of hindering the entry of the generic version of Losec and parallel trade. It is possible that third parties could seek damages for alleged losses arising from this matter. Any such claims would be vigorously resisted.

Nexium (esomeprazole)
AstraZeneca entities have been sued in various state and federal courts in the US in purported representative and class actions involving the marketing of Nexium (esomeprazole). These actions generally allege that AstraZeneca’s promotion and advertising of Nexium to physicians and consumers is unfair, unlawful and deceptive conduct, particularly as the promotion relates to comparisons of Nexium with Prilosec. They also allege that AstraZeneca’s conduct relating to the pricing of Nexium was unfair, unlawful and deceptive. The plaintiffs allege claims under various state consumer protection, unfair practices and false advertising laws. The plaintiffs in these cases seek remedies that include restitution, disgorgement of profits, damages, punitive damages, injunctive relief, attorneys’ fees and costs of suit.

The first action was brought in 2004 in the Superior Court of the State of California for the County of Los Angeles by the AFL-CIO, two unincorporated associations and an individual on behalf of themselves, the general public and a class of California consumers, third party payers, cash payers and those making co-pay. A second action was filed in the same court on behalf of a similar putative class of consumers. Actions making substantially similar allegations were filed in 2004 and 2005 on behalf of putative classes of consumers, third party payers, purchasers and labour management trust funds in the Circuit Court of Searcy County, Arkansas; in the Superior Court of the State of Delaware in and for New Castle County; in the Superior Court of Massachusetts in Boston; in the US District Court for the District of Delaware; and in the Circuit Court of the 11th Judicial Court in and for Miami-Dade County, Florida.

In September 2005, the court in California issued a ruling on AstraZeneca’s demurrer and motion to strike in the two California actions. The court granted AstraZeneca’s motion with respect to the associational plaintiffs and denied the motion with respect to the individual plaintiffs, allowing the cases of the individuals to proceed. In October 2005, the court in Massachusetts issued an order denying AstraZeneca’s motion to dismiss. In November 2005, the US District Court for the District of Delaware issued an order granting AstraZeneca’s motion to dismiss the consolidated class action complaint in the three consolidated Delaware actions.

AstraZeneca denies the allegations and is vigorously defending each of these actions.

In November 2003, the European Patent Office ruled that the European substance patent covering magnesium esomeprazole, the active pharmaceutical ingredient in Nexium, is valid. The patent, which expires in May 2014, was challenged by the generic manufacturer ratiopharm. The European Patent Office ruling has been appealed by ratiopharm. It is not anticipated that the appeal will be heard before the end of 2006.

In October 2004, AstraZeneca LP filed suit in the US District Court for the District of Delaware seeking declaratory judgement that its ‘Better is Better’ campaign for Nexium is not false or misleading advertising in violation of section 43(a) of the Lanham Act, a federal statute governing false advertising claims. The action was taken in response to a letter from TAP Pharmaceuticals, Inc. demanding that AstraZeneca immediately withdraw the television commercial and other components of the direct-to-consumer advertising campaign for Nexium on the basis that they allegedly violated the statute. In November 2004, TAP requested expedited consideration of the case by filing a motion for a preliminary injunction and in December 2004, the court denied the request for a preliminary injunction. The case is scheduled to be tried in the second or third quarter of 2006.

In October 2005, AstraZeneca received a notice from Ranbaxy Pharmaceuticals, Inc. that Ranbaxy Laboratories Limited had submitted an Abbreviated New Drug Application to the US FDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg. The ANDA contained paragraph IV certifications of invalidity and/or non-infringement in respect of certain AstraZeneca US patents listed in the FDA’s Orange Book with reference to Nexium. In November 2005, AstraZeneca commenced wilful infringement patent litigation in the US District Court for the District of New Jersey against Ranbaxy Pharmaceuticals, Inc. and its affiliates in response to Ranbaxy’s paragraph IV certifications regarding Nexium.

Back to Contents

122	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

25	COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
In January 2006, AstraZeneca received a notice from IVAX Pharmaceuticals Inc. that IVAX Corporation had submitted an ANDA to the US FDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg. The ANDA contained paragraph IV certifications of invalidity and/or non-infringement in respect of certain AstraZeneca US patents listed in the FDA’s Orange Book with reference to Nexium. IVAX also certified in respect of certain other AstraZeneca US patents listed in the Orange Book with reference to Nexium that IVAX will not launch its product prior to the expiry of those patents, the latter of which expires in October 2007. The 45 day time period within which AstraZeneca can commence a patent infringement lawsuit against IVAX that would automatically stay, or bar, the FDA from approving IVAX’s ANDA for 30 months (or until an adverse court decision, whichever occurs earlier) expires in March 2006.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Nexium.

Nolvadex (tamoxifen)
AstraZeneca is a co-defendant with Barr Laboratories, Inc. in numerous purported class actions filed in federal and state courts throughout the US. All of the state court actions were removed to federal court and have been consolidated, along with all of the cases originally filed in the federal courts, in a federal multi-district litigation proceeding pending in the US District Court for the Eastern District of New York. Some of the cases were filed by plaintiffs representing a putative class of consumers who purchased tamoxifen. The other cases were filed on behalf of a putative class of ‘third party payers’ (including health maintenance organisations, insurers and other managed care providers and health plans) that have reimbursed or otherwise paid for prescriptions of tamoxifen. The plaintiffs allege that they paid ‘supra-competitive and monopolistic prices’ for tamoxifen as a result of the settlement of patent litigation between Zeneca and Barr in 1993. The plaintiffs seek injunctive relief, treble damages under the antitrust laws, disgorgement and restitution. In April 2002, AstraZeneca filed a motion to dismiss the cases for failure to state a cause of action. In May 2003, the US District Court for the Eastern District of New York granted AstraZeneca’s motion to dismiss. The plaintiffs appealed the decision. In November 2005, the US Court of Appeals for the Second Circuit affirmed the District Court’s decision. The plaintiffs have moved for re-hearing by the original panel of judges in the case and re-hearing by a panel of all of the judges on the US Court of Appeals for the Second Circuit.

Pulmicort Respules (budesonide inhalation suspension)
In September 2005, AstraZeneca received a notice from IVAX Pharmaceuticals Inc. that IVAX had submitted an Abbreviated New Drug Application to the US FDA for a budesonide inhalation suspension containing a paragraph IV certification and alleging invalidity and non-infringement in respect of certain of AstraZeneca’s patents relating to budesonide inhalation suspension. In October 2005, AstraZeneca filed a patent infringement action against IVAX in the US District Court for the District of New Jersey. In December 2005, IVAX responded and filed counterclaims alleging non-infringement and invalidity. In January 2006, AstraZeneca filed an Amended Complaint, withdrawing averments as to the infringement of one of the patents-in-suit. AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Pulmicort Respules.

Seroquel (quetiapine fumarate)
AstraZeneca PLC and AstraZeneca Pharmaceuticals LP were named as defendants in the case of Susan Zehel-Miller et al. v. AstraZenaca [sic], AstraZenaca Pharmaceuticals, LP [sic], a putative class action suit filed in August 2003 in the US District Court for the Middle District of Florida on behalf of a purported class consisting of “all persons in the US who purchased and/or used Seroquel” contending that AstraZeneca failed to provide adequate warnings in connection with an alleged association between Seroquel and the onset of diabetes. In the first quarter of 2005, subsequent to a 2004 court decision denying class certification in this matter, the case was dismissed with prejudice. A second Seroquel lawsuit involving a minor who claimed to have developed diabetes mellitus as a result of using Seroquel was also dismissed with prejudice in December 2005, approximately one week before oral argument on AstraZeneca’s motion for summary judgement was scheduled to take place.

Since 2003, AstraZeneca has been served with approximately 60 lawsuits in the US in which plaintiffs have contended that they developed diabetes or other allegedly related injuries as a result of taking Seroquel and/or other atypical anti-psychotics made by other pharmaceutical companies. About 40 of these cases were filed in Missouri in August 2005, days before Missouri’s tort reform laws became effective. Eli Lilly, the maker of olanzapine, is a defendant in the majority of the cases served on AstraZeneca. Janssen Pharmaceutica and Bristol-Myers Squibb are also defending a number of them.

AstraZeneca is also aware of more than 100 other cases involving Seroquel that have recently been filed in California, Delaware, Illinois, Louisiana, Missouri, New Jersey and Texas, but these have not been served. One involves a putative nationwide class action complaint, which was recently filed in federal court in the Southern District of Illinois. AstraZeneca has seen this complaint and it is very similar in form and content to the complaint filed in the US District Court for the Middle District of Florida in 2003 (Susan Zehel-Miller et al. v. AstraZenaca [sic], AstraZenaca Pharmaceuticals LP, [sic], described above) that sought certification of a nationwide class of Seroquel users and others, including individuals who were alleged to have developed diabetes as a result of using Seroquel. The federal court in Florida denied certification of the class in the Zehel-Miller case. In early 2005, after the plaintiffs’ efforts in that case to secure appellate relief failed, the plaintiffs agreed to a voluntary dismissal of all of their claims with prejudice. It is possible that plaintiffs’ lawyers are contemplating the filing of potentially numerous lawsuits against AstraZeneca and other manufacturers of atypical anti-psychotics involving allegations of diabetes.

AstraZeneca intends to defend vigorously all of the pending cases relating to Seroquel.

In September 2005, AstraZeneca received a notice from Teva Pharmaceuticals USA that Teva had submitted an Abbreviated New Drug Application (ANDA) for quetiapine fumarate tablets (25mg base) to the US FDA. The ANDA contained a paragraph IV certification alleging invalidity and non-infringement in respect of AstraZeneca’s US patent listed in the FDA’s Orange Book with reference to Seroquel. In November 2005, in response to Teva’s ANDA and Teva’s intent to market a generic version of Seroquel in the US prior to the expiration of AstraZeneca’s patent, AstraZeneca filed a lawsuit against Teva in the US District Court for the District of New Jersey for wilful patent infringement.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Seroquel.

Back to Contents

Financial Statements	123

25	COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
Symbicort (budesonide/formoterol)
In March 2005, the European Patent Office ruled that the European patent covering the combination of formoterol and budesonide in Symbicort is valid. The patent, which expires in 2012, was challenged by the generic manufacturers Yamanouchi Europe BV, Miat SpA, Liconsa, Chiesi Farmaceutici SpA, Zambon Group SpA, Generics (UK) Limited and Norton Healthcare Ltd. In May 2005, the European Patent Office ruled that the European patent for Symbicort in the treatment of chronic obstructive pulmonary disease (COPD) is valid. The patent, which expires in 2018, was challenged by the generic manufacturers Chiesi Farmaceutici SpA, Norton Healthcare Ltd and Generics (UK) Limited.

The European Patent Office rulings relating to both the combination and the COPD European patents for Symbicort have been appealed by certain of the opponents in the proceedings. It is not anticipated that the appeals will be heard before 2007.

In February 2004, IVAX Pharmaceuticals (UK) Limited initiated proceedings against AstraZeneca AB claiming that the UK parts of the two European patents related to Symbicort were invalid. In May 2004, the court granted AstraZeneca’s application for a stay of the proceedings pending the determination of the parallel opposition proceedings before the European Patent Office, described above. In April 2004, IVAX initiated proceedings against AstraZeneca AB in relation to the Republic of Ireland claiming that the Irish parts of the two European patents related to Symbicort were invalid. In October 2004, the court granted AstraZeneca’s application for a stay of proceedings pending the final decision of the European Patent Office and its Boards of Appeal in the opposition proceedings.

Toprol-XL (metoprolol succinate)
In May 2003, AstraZeneca filed a patent infringement action against KV Pharmaceutical Company in the US District Court for the Eastern District of Missouri in response to KV’s notification of its intention to market a generic version of Toprol-XL tablets in the 200mg dose prior to the expiration of AstraZeneca’s patents covering the substance and its formulation. In response to later similar notices from KV related to the 25mg, 50mg and 100mg doses, AstraZeneca filed further actions. KV responded in each instance and filed counterclaims alleging non-infringement, invalidity and unenforceability of the listed patents.

In February 2004, AstraZeneca filed a patent infringement action against Andrx Pharmaceuticals LLC in the US District Court for the District of Delaware in response to Andrx’s notification of its intention to market a generic version of Toprol-XL tablets in the 50mg dose prior to the expiration of AstraZeneca’s patents. In response to two later similar notices from Andrx related to the 25mg, 100mg and 200mg doses, AstraZeneca filed two additional patent infringement actions in the same court. In each instance, Andrx claimed that each of the listed patents is invalid, not infringed and unenforceable.

In April 2004, AstraZeneca filed a patent infringement action against Eon Labs Manufacturing Inc. in the US District Court for the District of Delaware in response to Eon’s notification of its intention to market generic versions of Toprol-XL tablets in the 25mg, 50mg, 100mg and 200mg doses prior to the expiration of AstraZeneca’s patents. In its response, Eon alleged that each of the listed patents is invalid, not infringed and unenforceable. Eon also alleged that the filing of the infringement complaints, as well as other actions by AstraZeneca, constitutes anti-competitive conduct in violation of US anti-trust laws. Pursuant to a joint motion of AstraZeneca and Eon these anti-trust counts were severed from the case and stayed, for possible consideration depending on the outcome of the trial of the patent claims.

In January 2005, AstraZeneca filed a terminal disclaimer of the Toprol-XL patents-in-suit over one of the other patents raised by the defendants, which will result in a revision of the expiration date of the Toprol-XL patents-in-suit from March 2008 to September 2007.

All of the patent litigation relating to Toprol-XL against KV, Andrx and Eon was consolidated for pre-trial discovery purposes and motion practice in the US District Court for the Eastern District of Missouri. The defendants filed a motion for summary judgement in December 2004 alleging that the Toprol-XL patents are invalid due to double patenting. A summary judgement motion of unenforceability was filed by the defendants in 2005 and AstraZeneca filed summary judgement motions on infringement and validity in 2005. Oral argument on all of the pending summary judgement motions was heard in November 2005. In January 2006, the US District Court for the Eastern District of Missouri issued a ruling finding that the two patents-in-suit are unenforceable (based on the Company’s inequitable conduct in the prosecution of these patents in the US Patent and Trademark Office) and invalid. AstraZeneca disagrees with and is disappointed by these conclusions. It will appeal this decision to the US Court of Appeals for the Federal Circuit.

None of the Abbreviated New Drug Applications filed by KV, Andrx or Eon has received tentative approval from the US Food and Drug Administration. Under the ANDA statute, the January 2006 adverse decision concerning the validity and enforceability of the AstraZeneca patents-in-suit automatically removes any stay on the FDA’s authority to grant a final approval of the ANDAs.

In January 2006, AstraZeneca was served with a complaint filed in the US District Court for the District of Delaware entitled Meijer, Inc. and Meijer Distribution, Inc. v. AstraZeneca Pharmaceuticals LP, AstraZeneca LP, AstraZeneca AB and Aktiebolaget Hassle. The complaint is a putative class action that alleges that the AstraZeneca defendants attempted to illegally maintain monopoly power in the US over Toprol-XL in violation of the Sherman Act through the listing of invalid and unenforceable patents in the FDA’s Orange Book and the enforcement of such patents through litigation against generic manufacturers seeking to market metoprolol succinate. The complaint seeks treble damages based on alleged overcharges to the putative class of plaintiffs. The lawsuit is based upon the finding described above by the US District Court for the Eastern District of Missouri in the consolidated litigation against KV, Andrx and Eon that the AstraZeneca patents relating to Toprol-XL are invalid and unenforceable. As noted above, AstraZeneca is appealing this ruling in the patent litigation. AstraZeneca denies the allegations of this anti-trust complaint and will vigorously defend the lawsuit.

Back to Contents

124	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

25	COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
AstraZeneca continues to maintain that its patents for Toprol-XL are valid, enforceable and infringed by the proposed generic products of KV, Andrx and Eon and that its enforcement of its patents did not violate anti-trust laws.

Zestril (lisinopril)
In 1996, two of AstraZeneca’s predecessor companies, Zeneca Limited and Zeneca Pharma Inc. (as licensees), Merck & Co., Inc. and Merck Frosst Canada Inc. commenced a patent infringement action in the Federal Court of Canada against Apotex Inc., alleging infringement of Merck’s lisinopril patent. Apotex has sold and continues to sell a generic version of AstraZeneca’s Zestril and Merck’s Prinivil tablets. Apotex has admitted infringement but has raised positive defences to infringement, including that it acquired certain quantities of lisinopril prior to issuance of the patent and that certain quantities were licensed under a compulsory licence. Apotex has also alleged invalidity of the patent. The trial started in January 2006.

AstraZeneca (as licensee) has a case pending in the Federal Court of Canada against Cobalt Pharmaceuticals Inc., pertaining to the same Merck lisinopril patent, on the basis that Cobalt is seeking a notice of compliance (marketing approval) in Canada based on a comparison with AstraZeneca’s Zestril. AstraZeneca is potentially liable for damages in the event that Cobalt’s market entry is held to have been improperly delayed.

Zestoretic (lisinopril/hydrochlorothiazide)
AstraZeneca (as licensee) has a case pending in the Federal Court of Canada against Apotex Inc., pertaining to Merck’s lisinopril/hydrochlorothiazide combination patent, on the basis that Apotex is seeking a notice of compliance (marketing approval) in Canada based on a comparison with AstraZeneca’s Zestoretic. AstraZeneca is potentially liable for damages in the event that Apotex’s market entry is held to have been improperly delayed.

Average wholesale price class action litigation
In January 2002, AstraZeneca was named as a defendant along with 24 other pharmaceutical manufacturers in a class action suit, in Massachusetts, brought on behalf of a putative class of plaintiffs alleged to have overpaid for prescription drugs as a result of inflated wholesale list prices. The suit seeks to recover unspecified damages. Following the Massachusetts complaint, nearly identical class action suits were filed against AstraZeneca and various other pharmaceutical manufacturers in four other states. AstraZeneca and other manufacturers have since been sued in similar lawsuits filed by the state Attorneys General of Pennsylvania, Nevada, Montana, Wisconsin, Illinois, Alabama, Kentucky, Arizona and Mississippi, as well as by multiple individual counties in the State of New York. The Attorney General lawsuits seek to recover alleged overpayments under Medicaid and other state-funded healthcare programmes. In several cases, the states are also suing to recover alleged overpayments by state residents. Many of these suits have been consolidated with the Massachusetts action for pre-trial purposes, pursuant to federal multi-district litigation procedures.

In August 2005, the District Court in Boston issued a decision on class certification favourable to the defendants. The plaintiffs in the consolidated class action suit had sought to certify three types of nationwide classes of plaintiffs: (1) Medicare Part B beneficiaries who paid allegedly inflated co-insurance for certain physician-administered drugs reimbursed under the Medicare Part B programme; (2) third party insurers offering coverage for the same physician-administered drugs; and (3) third party insurers for certain self-administered (non-Part B) drugs.

The court denied the self-administered drug class entirely. As to the proposed classes involving physician-administered drugs, the court certified a nationwide class of Part B beneficiaries against AstraZeneca and three other manufacturers. The additional proposed classes involving physician-administered drugs, third party payers who reimbursed for physician-administered drugs or who covered Part B co-payments, have been certified only as Massachusetts state, as opposed to nationwide, classes. For all classes, the only AstraZeneca drug at issue is Zoladex (goserelin acetate implant).

There is a possibility that the decision on class certification will be appealed. Following a decision on the appeal, the court will set a schedule for summary judgement proceedings and trial. In the interim, Attorney General cases are proceeding independently of the consolidated action in Pennsylvania, Alabama, Mississippi, Arizona and Wisconsin.

AstraZeneca denies the allegations made in all of the average wholesale price lawsuits and will vigorously defend the actions.

340b class action litigation
In August 2004, AstraZeneca was named as a defendant along with multiple other pharmaceutical manufacturers in a class action suit filed in the Alabama federal court on behalf of all so-called ‘disproportionate share’ entities. These are the hospitals and clinics that treat a substantial portion of uninsured patients and thus qualify for preferential pricing under the US Public Health Service Act drug discount programme (the ‘340b’ programme). According to the complaint, the genesis of the suit is an audit report by the US Department of Health and Human Services Office of Inspector General (OIG) in June 2004.

A similar class action suit was filed in August 2005 by the County of Santa Clara in the California state court. In the second suit, the County of Santa Clara is suing as a representative of a class of similarly situated counties and cities in California alleged to have overpaid for 340b drugs. AstraZeneca believes the allegations in both of these lawsuits are without merit and intends to defend them vigorously.

Back to Contents

Financial Statements	125

25	COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
Additional government investigations into drug marketing practices
As is true for most, if not all, major prescription pharmaceutical companies operating in the US, AstraZeneca is currently involved in multiple US federal and state criminal and civil investigations into drug marketing and pricing practices. Two of the active investigations are being handled by the US Attorney’s Office in Boston. The first involves a request for production of documents and information relating to speaker programmes involving healthcare professionals at three regional healthcare entities in the Boston area. The second involves a subpoena for documents and information relating to marketing and sales interactions with a leading provider of pharmacy services to long term care facilities.

In October 2004, AstraZeneca received a subpoena from the US Attorney’s Office in Philadelphia principally seeking documents relating to the formulary status of AstraZeneca drugs at a regional health maintenance organisation and a national pharmacy benefits manager. Most recently, AstraZeneca, along with 12 other pharmaceutical manufacturers, was served with a subpoena from the US Attorney’s Office in Philadelphia seeking documents in connection with the government’s pending civil litigation against Medco Health Systems. That subpoena seeks documents relating to contracts, programmes, grants or payments to Medco.

In January 2006, AstraZeneca first received notice of an investigation by the US Attorney’s Office in Los Angeles into field promotional activities in the area served by AstraZeneca’s Los Angeles regional business centre. AstraZeneca has been provided with little information concerning the nature of the investigation, other than a representation that the government is looking into the preparation and dissemination of patient education and similar materials to physicians.

It is not possible to predict the outcome of any of these investigations, which could include the payment of damages and the imposition of fines, penalties and administrative remedies.

Drug importation anti-trust litigation
In May 2004, plaintiffs in a purported class action filed complaints in the US District Court for Minnesota and for New Jersey, alleging that AstraZeneca Pharmaceuticals LP and eight other pharmaceutical manufacturer defendants conspired to prevent American consumers from purchasing prescription drugs from Canada, “depriving consumers of the ability to purchase” drugs at competitive prices. The New Jersey case was voluntarily dismissed in July 2004. In August 2005, the Minnesota District Court dismissed with prejudice the plaintiffs’ federal anti-trust claims and declined to exercise supplemental jurisdiction in relation to the state statutory and common law claims, which claims were dismissed without prejudice. The plaintiffs have appealed the district court’s decision.

In August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California making similar allegations. In July 2005, the court overruled in part and sustained in part, without leave to amend, the defendants’ motion to dismiss the plaintiffs’ third amended complaint in these proceedings. The court overruled the defendants’ motion in respect of conspiracy claims but sustained the motion in respect of the California Unfair Competition Law claims. Discovery is ongoing and the trial is scheduled for September 2006.

AstraZeneca denies the material allegations of both the Minnesota and California actions and is vigorously defending these matters.

StarLink
AstraZeneca Insurance Company Limited (AZIC) has commenced arbitration proceedings in the UK against insurers in respect of amounts paid by Garst Seed Company of the US in settlement of claims arising in the US from Garst’s sale of StarLink, a genetically engineered corn seed. The English High Court has ruled, on appeal by reinsurers from a preliminary finding in AZIC’s favour by the arbitration panel, that English law applies to recovery under the reinsurance arrangements. This is contrary to AZIC’s view, which is that recovery should be assessed under Iowa law, and AZIC is seeking leave to appeal this finding to the Court of Appeal. AstraZeneca’s interest in Garst was through AstraZeneca’s 50% ownership of Advanta BV, the sale of which to Syngenta AG was announced in May 2004 and completed in September 2004. AZIC’s claim against the insurers was not affected by the disposal of AstraZeneca’s interest in Advanta BV.

Aptium Oncology
In April 2004, Comprehensive Cancer Centers, Inc. (CCC), a subsidiary of Aptium Oncology (formerly called Salick Health Care) received a subpoena from the US Department of Justice seeking, among other items, medical records and related documentation for services provided to patients at the Comprehensive Cancer Center at Desert Regional Medical Center in Palm Springs, California. The Center is managed by CCC, which is co-operating fully with the document request.

Avorelin
In 1999, AstraZeneca UK Limited entered into a licence agreement with Mediolanum farmaceutici SpA under which Mediolanum licensed to AstraZeneca certain rights in respect of avorelin, a luteinising hormone-releasing hormone agonist. At the end of 2000, AstraZeneca terminated the agreement. Mediolanum commenced proceedings against AstraZeneca alleging that AstraZeneca breached the terms of the agreement and claiming damages. This matter has now been settled by the parties on terms satisfactory to AstraZeneca (which admits no liability).

Back to Contents

126	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

25	COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
General
With respect to each of the legal proceedings described above, other than those which have been disposed of, we are unable to make estimates of the loss or range of losses at this stage, other than where noted in the case of the European Commission fine. We also do not believe that disclosure of the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors including: the stage of the proceedings (in many cases trial dates have not been set) and overall length and extent of legal discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. However, although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note 25 to the Financial Statements, we do not expect them to have a materially adverse effect on our financial position or profitability.

Taxation
Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgement. Details of the movements in relation to material tax exposures are discussed below.

AstraZeneca had made certain double taxation relief claims in accordance with its understanding of existing law. Management estimated that the tax exposure as at 31 December 2004 in respect of the issue was $197m and the potential for additional losses above and beyond the amount provided was up to $130m, although considered that these additional losses were unlikely to arise. It was also reported as at 31 December 2004 that AstraZeneca expected a definitive ruling on the matter within the next 12 months. During the course of 2005, the relevant law on the availability of credit for foreign taxes was clarified, confirming that tax credits were to be allowed in accordance with the original claims made by AstraZeneca and with retrospective effect. The Company has consequently released this provision of $197m to the income statement.

AstraZeneca faces a number of transfer pricing audits in jurisdictions around the world. The issues under audit are often complex and can require many years to resolve. Accruals for tax contingencies require management to make estimates and judgements with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. The total accrual included in the Financial Statements to cover the worldwide exposure to transfer pricing audits is $543m, an increase of $143m due to a number of new audits and revisions of estimates relating to existing audits. For certain of the audits, AstraZeneca estimates the potential for additional losses above and beyond the amount provided to be up to $190m; however, management believes that it is unlikely that these additional losses will arise.

Of the remaining tax exposures, the Company does not expect material additional losses. It is not possible to estimate the timing of tax cash flows in relation to each outcome.

Included in the provision is an amount of interest of $174m. Interest is accrued as a tax expense.

26	LEASES
Total rentals under operating leases charged to the income statement were as follows:
2005	2004	2003
$m	$m	$m

155	127	94

The future minimum lease payments under operating leases that have initial or remaining terms in excess of one year at 31 December 2005 were as follows:

			Operating leases

	2005	2004	2003
	$m	$m	$m

Obligations under leases comprise
Rentals due within one year	83	112	112

Rentals due after more than one year:
After five years	90	69	80

From four to five years	18	28	25

From three to four years	26	35	28

From two to three years	41	45	40

From one to two years	52	63	56

	227	240	229

	310	352	341

Back to Contents

Financial Statements	127

27	STATUTORY AND OTHER INFORMATION
	2005	2004	2003
	$m	$m	$m

Payable to KPMG Audit Plc and its associates
Audit services	10.0	8.4	5.4

Further assurance services	1.0	1.4	2.1

Taxation services	1.0	2.0	1.8

Other services	–	–	–

	12.0	11.8	9.3

Audit fees – other firms	–	–	–

	12.0	11.8	9.3

Audit services include fees in respect of the Group audit, fees of $1.9m (2004 $2.1m, 2003 $0.2m) in relation to Sarbanes-Oxley s404 and IFRS, and fees for other services required by statute or regulation. The fee for the audit of the Company is $1,600 (2004 $1,600, 2003 $1,600). Fees for further assurance services include employee pension fund and other benefit plan audit services together with control reviews associated with the implementation of new systems. Taxation services consist of tax compliance services and tax advice.

$0.6m (2004 $0.9m, 2003 $0.5m) of the total fees for further assurance, taxation and other services were charged in the UK.

Related party transactions
The Group had no material related party transactions which might reasonably be expected to influence decisions made by the users of these Financial Statements.

Key management personnel compensation

	2005	2004	2003
	$’000	$’000	$’000

Short term employee benefits	19,334	17,382	17,633

Post-employment benefits	816	736	754

Share-based payments	5,663	6,086	5,747

	25,813	24,204	24,134

Total remuneration is included within employee costs (Note 24).

Subsequent events
Other than the completion of the three collaboration agreements and the acquisition agreement signed in December 2005 and completed in January 2006 (as set out in Note 25) there were no material subsequent events.

Back to Contents

128	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

28  SHARE CAPITAL OF PARENT COMPANY

	Authorised		Allotted, called-up and fully paid

	2005	2005	2004	2003
	$m	$m	$m	$m

Issued Ordinary Shares ($0.25 each)	395	395	411	423

Unissued Ordinary Shares ($0.25 each)	205	–	–	–

Redeemable Preference Shares (£1 each – £50,000)	–	–	–	–

	600	395	411	423

The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The movements in share capital during the year can be summarised as follows:

	No. of shares
	(million)	$m

At 1 January 2005	1,645	411

Issues of shares	4	1

Re-purchase of shares	(68)	(17)

At 31 December 2005	1,581	395

Share re-purchase
During the year the Company re-purchased, and subsequently cancelled, 67,650,000 Ordinary Shares at an average price of 2445 pence per share. The total consideration, including expenses, was $3,001m. The excess of the consideration over the nominal value has been charged against retained earnings.

Share schemes
A total of 3,500,109 Ordinary Shares were issued during the year in respect of share schemes. Details of movements in the number of Ordinary Shares under option are shown in Note 24; details of options granted to Directors are shown in the Directors’ Remuneration Report.

Shares held by subsidiaries
No shares in the Company are held by subsidiaries in any year.

Back to Contents

Financial Statements	129

PRINCIPAL SUBSIDIARIES

		Percentage of voting
At 31 December 2005	Country	share capital held	Principal activity

UK
AstraZeneca UK Limited	England	100[1]	Research and development,
			manufacturing, marketing

AstraZeneca Insurance Company Limited	England	100	Insurance and reinsurance underwriting

AstraZeneca Treasury Limited	England	100	Treasury

Continental Europe
NV AstraZeneca SA	Belgium	100	Manufacturing, marketing

AstraZeneca Dunkerque Production SCS	France	100	Manufacturing

AstraZeneca SAS	France	100	Research, manufacturing, marketing

AstraZeneca GmbH	Germany	100	Development, manufacturing, marketing

AstraZeneca Holding GmbH	Germany	100	Manufacturing, marketing

AstraZeneca SpA	Italy	100	Manufacturing, marketing

AstraZeneca Farmaceutica Spain SA	Spain	100	Manufacturing, marketing

AstraZeneca AB	Sweden	100	Research and development,
			manufacturing, marketing

AstraZeneca BV	The Netherlands	100	Marketing

The Americas
AstraZeneca Canada Inc.	Canada	100	Research, manufacturing, marketing

IPR Pharmaceuticals Inc.	Puerto Rico	100	Development, manufacturing, marketing

AstraZeneca LP	US	99	Research and development,
			manufacturing, marketing

AstraZeneca Pharmaceuticals LP	US	100	Research and development,
			manufacturing, marketing

Zeneca Holdings Inc.	US	100	Manufacturing, marketing

Asia, Africa & Australasia
AstraZeneca Pty Limited	Australia	100	Development, manufacturing, marketing

AstraZeneca KK	Japan	80	Manufacturing, marketing

1	Shares held directly

The companies and other entities listed above are those whose results or financial position principally affected the figures shown in the Group Financial Statements. A full list of subsidiaries, joint ventures and associates will be annexed to the Company’s next annual return filed with the Registrar of Companies. The country of registration or incorporation is stated alongside each company. The accounting year ends of subsidiaries and associates are 31 December, except for Aptium Oncology, Inc. which, owing to local conditions and to avoid undue delay in the preparation of the Financial Statements, is 30 November. AstraZeneca operates through 236 subsidiaries worldwide. The Group Financial Statements consolidate the Financial Statements of AstraZeneca PLC and its subsidiaries at 31 December 2005. Products are manufactured in 19 countries worldwide and are sold in over 100 countries.

Back to Contents

130	AstraZeneca Annual Report and
Form 20-F Information 2005

ADDITIONAL INFORMATION FOR US INVESTORS

INTRODUCTION
The accompanying consolidated Financial Statements included in this Annual Report are prepared in accordance with IFRS as adopted by the EU. There are certain significant differences between IFRS and US GAAP which affect AstraZeneca’s net income and shareholders’ equity and, on pages 130 to 136, additional information under US GAAP is set out as follows:

>	Summary of differences between IFRS and US GAAP accounting principles; page 130.
>	Net income; page 131.
>	US GAAP condensed consolidated statement of operations; page 131.
>	US GAAP statement of comprehensive income; page 132.
>	Stock-based compensation; page 132.
>	Pension and post-retirement benefits; page 132.
>	Taxation; page 134.
>	Shareholders’ equity; page 135.
>	Acquired intangible assets and goodwill; page 135.
>	US GAAP condensed consolidated statement of cash flows; page 136.

DIFFERENCES BETWEEN INTERNATIONAL AND US ACCOUNTING PRINCIPLES
Purchase accounting adjustments
Under IFRS, the merger of Astra and Zeneca is accounted for as a ‘merger of equals’ (pooling-of-interests) as a result of the business combinations exemption permitted by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. Under US GAAP the merger was accounted for as the acquisition of Astra by Zeneca using ‘purchase accounting’. Under purchase accounting, the assets and liabilities of the acquired entity are recorded at fair value. As a result of the fair value exercise, increases in the values of Astra’s property, plant and equipment and inventory were recognised and values attributed to its in-process research and development and existing products, together with appropriate deferred taxation effects. The difference between the cost of investment and the fair value of the assets and liabilities of Astra was recorded as goodwill. The amount allocated to in-process research and development was, as required by US GAAP, expensed immediately in the first reporting period after the business combination. Fair value adjustments to the recorded amount of inventory were expensed in the period the inventory was utilised. Additional amortisation and depreciation have also been recorded in respect of the fair value adjustments to tangible and intangible assets.

Under IFRS, up until 31 December 2002, goodwill was required to be capitalised and amortised. From 1 January 2003, goodwill is tested annually for impairment but not amortised. Under US GAAP, there is an equivalent requirement, but the effective date was 1 January 2002.

Capitalisation of interest
AstraZeneca does not capitalise interest under IFRS. US GAAP requires interest incurred as part of the cost of constructing property, plant and equipment to be capitalised and amortised over the life of the asset.

Deferred taxation
Under IFRS, full provision for deferred taxation is made although there are a number of different bases from US GAAP on which this calculation is made; for example, the elimination of intra-group profit on inventories and share-based payment transactions. Deferred taxation is provided on a full liability basis under US GAAP, which requires deferred tax assets to be recognised without a valuation allowance if their realisation is considered to be more likely than not.

Pension and post-retirement benefits
IFRS requires that in respect of defined benefit plans, obligations are measured at discounted fair value whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the income statement; service costs are spread systematically over the lives of employees and financing costs are recognised in the periods in which they arise. US GAAP adopts a similar approach. Under IFRS, actuarial gains and losses are permitted to be recognised immediately in the statement of recognised income and expense. Under US GAAP, such actuarial gains and losses are permitted to be amortised on a straight-line basis over the average remaining service period of employees. A minimum pension liability is also recognised through other comprehensive income in certain circumstances when there is a deficit of plan assets relative to the accumulated benefits obligation.

Intangible assets
Under IFRS, certain payments for rights to compounds in development are capitalised. Under US GAAP, these payments are generally expensed.

Financial instruments and hedging activities
Under IFRS, certain financial assets and certain financial liabilities (including derivatives) are recognised at fair value; movements in the fair value may be recorded in equity or through income, depending upon their designation. Under US GAAP, marketable securities are recognised at fair value, with movements in fair value taken to a separate component of equity. Derivatives are also measured at fair value with movements taken through income. However, financial liabilities are recorded at amortised cost.

New accounting standards adopted
AstraZeneca has adopted the provisions of SFAS No. 123 (R) ‘Share-Based Payment’ in 2005. SFAS No. 123 (R) requires compensation cost related to share-based payments to be recognised in the financial statements. AstraZeneca has followed the transitional arrangements for modified retrospective application in adopting SFAS No. 123 (R). As a consequence, the 2004 comparative US GAAP income before tax has been reduced by $147m with a related tax credit of $58m and the shareholders’ equity at 31 December 2004 increased by $163m. The impact in 2003 was to reduce income before tax by $154m with a related tax credit of $23m and increase shareholders’ equity at 31 December 2003 by $105m.

New accounting standards not adopted
In November 2004, the FASB issued SFAS No. 151 ‘Inventory Costs’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after 15 June 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the results or net assets of AstraZeneca.

In December 2004, the FASB issued SFAS No. 152 ‘Accounting for Real Estate Timesharing Transactions, an amendment of FASB Statements No. 66 and 67’ which provides that real estate time-sharing transactions should be accounted for as non-retail land sales. SFAS No. 152 is effective for fiscal years beginning after 15 June 2005. The adoption of SFAS No. 152 is not expected to have a material effect on the net assets or results of AstraZeneca.

In December 2004, the FASB issued SFAS No. 153 ‘Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29’ which replaces the current exception from fair value measurement for non-monetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 shall be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the results or net assets of AstraZeneca.

In May 2005, the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections –a replacement of APB Opinion No. 20 and FASB Statement No. 3’. SFAS No. 154 requires retrospective application of prior periods’ financial statements for changes in accounting principle. SFAS No. 154 applies to accounting periods beginning after 15 December 2005. The adoption of SFAS No. 154 is not expected to have a material effect on the results or net assets of AstraZeneca.

Back to Contents

Additional Information for US Investors	131

NET INCOME
As a result of the significant difference between the IFRS and US GAAP treatment of the combination of Astra and Zeneca in the year of acquisition, and in the results of preceding periods, condensed statements of operations and cash flow under US GAAP have been prepared for the benefit of US investors.

The following is a summary of the adjustments to net income and shareholders’ equity which would have been required if US GAAP had been applied instead of IFRS.

		2004	2003
	2005	restated *	restated *
	$m	$m	$m

Net income for the period under IFRS	4,706	3,664	3,022

Adjustments to conform to US GAAP
Purchase accounting adjustments (including goodwill and intangibles)
Deemed acquisition of Astra
Amortisation and other acquisition adjustments	(1,019)	(1,014)	(952)

Others	–	–	–

Capitalisation, less disposals and amortisation of interest	(13)	(1)	17

Deferred taxation
On fair values of Astra	283	283	266

Others	65	55	(178)

Pension and other post-retirement benefits expense	(74)	(52)	(23)

Financial instruments	(35)	61	1

In-licensed development intangibles	(29)	(46)	(21)

Deferred income recognition	–	–	14

Unrealised losses on foreign exchange and others	–	1	3

Net income in accordance with US GAAP	3,884	2,951	2,149

* Restated in respect of SFAS 123 (R)

US GAAP CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

		2004	2003
	2005	restated *	restated *
For the years ended 31 December	$m	$m	$m

Sales	23,950	21,426	18,849

Cost of sales	(5,356)	(5,152)	(4,471)

Distribution costs	(211)	(177)	(162)

Research and development	(3,429)	(3,900)	(3,493)

Selling, general and administrative expenses	(8,783)	(8,003)	(7,036)

Amortisation of intangibles	(1,009)	(953)	(881)

Other income	193	534	225

Operating income	5,355	3,775	3,031

Net interest income/(expense)	123	(1)	63

Income from continuing operations before taxation	5,478	3,774	3,094

Taxes on income from continuing operations	(1,594)	(823)	(945)

Net income from continuing operations	3,884	2,951	2,149

Net income for the year	3,884	2,951	2,149

Weighted average number of $0.25 Ordinary Shares in issue (millions)	1,617	1,673	1,709

Dilutive impact of share options outstanding (millions)	1	2	3

Diluted weighted average number of $0.25 Ordinary Shares in accordance with US GAAP (millions)	1,618	1,675	1,712

Net income per $0.25 Ordinary Share and ADS in accordance with US GAAP – basic and diluted	$2.40	$1.76	$1.26

* Restated in respect of SFAS 123 (R)

Back to Contents

132	AstraZeneca Annual Report and
Form 20-F Information 2005

ADDITIONAL INFORMATION FOR US INVESTORS CONTINUED

US GAAP STATEMENT OF COMPREHENSIVE INCOME

		2004		2003
	2005	restated	*	restated	*
For the years ended 31 December	$m	$m		$m

Net income for the year	3,884	2,951		2,149

Exchange (losses)/gains, net of tax	(3,279)	2,106		3,635

Other movements, net of tax	218	20		(81)

Total comprehensive income	823	5,077		5,703

* Restated in respect of SFAS 123 (R)

Other movements in 2005 include a reduction in the minimum liability under SFAS No. 87 ‘Employers’ Accounting for Pensions’ from $253m to $36m. Tax effects on exchange gains/(losses) were $(46)m and on other movements $61m. The cumulative exchange gains and losses (net of tax) on the translation of foreign currency financial statements under US GAAP are set out in the following note:

		2004		2003
	2005	restated	*	restated	*
For the years ended 31 December	$m	$m		$m

Balance at 1 January	4,342	2,236		(1,399)

Movement in year	(3,279)	2,106		3,635

Balance at 31 December	1,063	4,342		2,236

* Restated in respect of SFAS 123 (R)

The cumulative total of other movements (net of tax) at 31 December 2005 was a credit of $84m (2004 charge of $134m, 2003 charge of $154m).

STOCK-BASED COMPENSATION
The Group has adopted SFAS No. 123 (R) ‘Share-Based Payments’ in the year under review in respect of share options granted and has applied its provisions retrospectively. The effects on income from continuing operations, income before tax, net income and basic and diluted earnings per share are set out in the table below. There were no impacts from adoption on the cash flows of the Group.

	2005	2004	2003
For the years ended 31 December	$m	$m	$m

Income from continuing operations	(128)	(147)	(154)

Income before tax	(128)	(147)	(154)

Net income	(100)	(107)	(111)

Earnings per $0.25 Ordinary Share and ADS in accordance with US GAAP (basic and diluted)	($0.06)	($0.06)	($0.06)

The total compensation cost for nonvested awards not yet recognised at 31 December 2005 was approximately $137m and is expected to be recognised over a weighted average period of 21 months. $143m was received during 2005 from the exercise of share options and similar instruments granted under share-based payment arrangements and $3.9m tax benefit was realised from share options exercised during the year.

PENSION AND POST-RETIREMENT BENEFITS
For the purposes of US GAAP, the pension information as set out in Note 23 in respect of the UK retirement plans and of the retirement plans of the non-UK subsidiaries has been restated in the following tables in accordance with the requirements of SFAS No. 132 ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106’. These plans comprise substantially all of the actuarial liabilities of all AstraZeneca retirement plans. The changes in projected benefit obligations, plan assets and details of the funded status of these retirement plans, together with the changes in the accumulated other post-retirement benefit obligations, under SFAS No. 132 are as follows:

	Pension benefits			Other post-retirement benefits

	2005	2004	2003	2005	2004	2003
Change in projected benefit obligation	$m	$m	$m	$m	$m	$m

Benefit obligation at beginning of year	8,707	7,416	5,943	249	242	210

Service cost	256	229	171	12	11	9

Interest cost	419	385	329	14	14	14

Participant contributions	31	30	26	1	1	1

Actuarial loss/(gain)	764	328	545	(1)	(3)	24

Settlement and curtailment	–	10	5	–	–	–

Benefits paid	(305)	(281)	(245)	(15)	(18)	(19)

Exchange	(825)	590	642	(3)	2	3

Benefit obligation at end of year	9,047	8,707	7,416	257	249	242

Back to Contents

Additional Information for US Investors	133

PENSION AND POST-RETIREMENT BENEFITS CONTINUED

	Pension benefits			Other post-retirement benefits

	2005	2004	2003	2005	2004	2003
Change in plan assets	$m	$m	$m	$m	$m	$m

Fair value at beginning of year	6,972	5,905	4,549	217	195	133

Actual return on plan assets	1,134	565	590	13	22	35

Group contribution	165	280	489	13	17	43

Participant contributions	31	30	26	1	–	1

Benefits paid	(305)	(281)	(245)	(15)	(17)	(17)

Exchange	(629)	473	496	1	–	–

Fair value of plan assets at end of year	7,368	6,972	5,905	230	217	195

Funded status of plans	(1,679)	(1,735)	(1,511)	(27)	(32)	(47)

Unrecognised net loss	1,420	1,644	1,503	32	29	36

Prior service cost not recognised	25	15	25	(8)	(11)	(9)

Unrecognised net obligation on implementation	–	(1)	(1)	19	25	29

	(234)	(77)	16	16	11	9

Adjustments to recognise minimum liability:
Intangible assets	–	(36)	(39)	–	–	–

Accumulated other comprehensive income	(36)	(217)	(260)	–	–	–

Accrued benefit (liability)/asset	(270)	(330)	(283)	16	11	9

At 31 December 2005, the projected benefit obligation, accumulated benefit obligation and fair value of the plan assets in respect of the pension plans above with accumulated benefit obligations in excess of plan assets were $6,984m, $5,990m and $5,566m, (2004 $6,699m, $5,800m and $5,220m) respectively. The total of accumulated benefit obligations for the pension plans was $7,965m (2004 $7,443m). The measurement date for the plan assets and benefit obligations set out above was 31 December 2005. Contributions to the plans in 2006 are estimated to be $163m.

Following an employee vote in December 2005, and subject to regulatory approval, the Japanese defined benefit pension scheme is to be closed and its assets and obligations transferred to a defined contribution scheme. The curtailment and settlement cost, to be recognised in 2006, will be approximately $35m and the cash payment in the region of $100m.

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted average rates used for calculation of year end benefit obligations and forecast benefit cost in the retirement plans and other benefit obligations for SFAS No. 132 purposes were as follows:

	Pension benefits			Other post-retirement benefits

	2005	2004	2003	2005	2004	2003
	%	%	%	%	%	%

Discount rate	4.8	5.2	5.5	5.4	5.7	5.9

Long term rate of increase in remuneration	3.8	3.9	4.0	n/a	n/a	n/a

Expected long term return on assets	6.4	6.8	6.6	6.5	7.8	7.8

The Group has assumed a long term rate of increase in healthcare costs of 9.9%, reducing to 4.9%.

	Pension benefits			Other post-retirement benefits

	2005	2004	2003	2005	2004	2003
	$m	$m	$m	$m	$m	$m

Net periodic cost
Service cost – present value of benefits
accruing during the year	256	229	171	12	11	9

Interest cost on projected benefit obligations	419	385	329	14	14	14

Expected return on assets	(431)	(406)	(308)	(17)	(15)	(14)

Net amortisation and deferral	111	76	45	3	3	2

Net periodic cost for the year	355	284	237	12	13	11

Back to Contents

134	AstraZeneca Annual Report and
Form 20-F Information 2005

ADDITIONAL INFORMATION FOR US INVESTORS CONTINUED

PENSION AND POST-RETIREMENT BENEFITS CONTINUED
The weighted average allocation of pension and other post-retirement plan assets was as follows:

	2005	2004	2003
	%	%	%

Equities	46.6	48.2	49.2

Bonds	37.5	35.6	48.8

Other	15.9	16.2	2.0

The benefits expected to be paid in the future are as follows:

$m

2006	295

2007	306

2008	319

2009	332

2010	344

2011 – 2015	1,909

TAXATION
		2004		2003
	2005	restated	*	restated	*
Years ended 31 December	$m	$m		$m

Taxes on income from continuing operations
Current tax expense
Current year	1,747	1,349		902

Adjustment for prior years	112	(171)		26

Deferred tax expense
Origination and reversal of temporary differences	(265)	(355)		17

Total taxation expense in the income statement	1,594	823		945

*	Restated in respect of SFAS 123 (R)

The table below reconciles the UK statutory tax charge with the Group’s actual charge on income from continuing operations.

		2004	2003
	2005	restated *	restated *
Years ended 31 December	$m	$m	$m

Income from continuing operations	5,478	3,774	3,094

Taxation charge at UK corporation tax rate of 30% for 2005 (30% for 2004, 30% for 2003)	1,644	1,132	928

Differences in effective overseas tax rates	(147)	2	(41)

Unrecognised deferred tax asset	25	25	–

Items not deductible for tax purposes	136	30	111

Items not chargeable for tax purposes	(95)	(71)	(88)

Adjustments in respect of prior periods	31	(171)	35

Exceptional items	–	(124)	–

Tax on income from continuing operations	1,594	823	945

*	Restated in respect of SFAS 123 (R)

In 2005, claims amounting to $nil (2004 $nil, 2003 $95m) for tax relief were made arising as a result of a restructuring of the AMI joint venture in 1998. Under US GAAP, these reliefs are adjusted against the goodwill arising on the restructuring and included in other adjustments.

Back to Contents

Additional Information for US Investors	135

SHAREHOLDERS’ EQUITY
		2004	2003
	2005	restated *	restated *
	$m	$m	$m

Total shareholders’ equity under IFRS	13,597	14,404	13,086

Adjustments to conform to US GAAP
Purchase accounting adjustments (including goodwill and intangibles)
Deemed acquisition of Astra
Goodwill	13,504	15,130	14,342

Property, plant and equipment and intangible assets	5,229	6,988	7,661

Others	58	99	55

Capitalisation, less disposals and amortisation of interest	241	254	255

Deferred taxation
On fair value of Astra	(1,629)	(2,134)	(2,313)

Others	(492)	(618)	(555)

In-licensed development intangibles	(112)	(83)	(38)

Pension and other post-retirement benefits	1,483	1,418	1,212

Financial instruments	18	22	57

Others	(3)	(3)	(3)

Shareholders’ equity in accordance with US GAAP	31,894	35,477	33,759

*	Restated in respect of SFAS 123 (R)

ACQUIRED INTANGIBLE ASSETS AND GOODWILL
Details of the carrying amounts of intangible assets and past and projected amortisation expenses are set out below.

		2005		2004		2003

	Gross		Gross		Gross
	carrying	Accumulated	carrying	Accumulated	carrying	Accumulated
	amount	amortisation	amount	amortisation	amount	amortisation
	$m	$m	$m	$m	$m	$m

Product rights	12,961	(7,011)	14,590	(6,744)	13,733	(5,274)

Marketing and distribution rights	1,494	(1,043)	1,729	(1,043)	1,659	(831)

Software	652	(396)	589	(367)	462	(305)

Others	437	(310)	460	(360)	421	(329)

Total	15,544	(8,760)	17,368	(8,514)	16,275	(6,739)

Aggregate amortisation expense
$m

For year ended 31 December 2005	1,287

For year ended 31 December 2004	1,316

For year ended 31 December 2003	1,245

Estimated amortisation expense

For year ended 31 December 2006	1,275

For year ended 31 December 2007	1,187

For year ended 31 December 2008	1,187

For year ended 31 December 2009	1,187

For year ended 31 December 2010	1,187

The weighted average amortisation period in respect of each class of intangible asset is as follows:

Product rights	13 years
Marketing and distribution rights	16 years
Software	4 years
Other	8 years

Back to Contents

136	AstraZeneca Annual Report and
Form 20-F Information 2005

ACQUIRED INTANGIBLE ASSETS AND GOODWILL CONTINUED
Goodwill

The changes in the carrying amount of goodwill for the three years ended 31 December 2005 were as follows:

$m

Balance as at 1 January 2003	13,647

Acquired	1

Exchange movements	1,658

Balance as at 31 December 2003	15,306

Exchange movements	837

Balance as at 31 December 2004	16,143

Exchange movements	(1,737)

Balance as at 31 December 2005	14,406

US GAAP CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
	2005	2004	2003
For the years ended 31 December	$m	$m	$m

Cash flows from operating activities	6,919	4,842	3,416

Cash flows from investing activities
Movement in short term investments and fixed deposits	(1,922)	(862)	771

New non-current investments	(12)	(117)	(120)

Disposal of property, plant and equipment	87	35	38

Acquisitions and disposals	–	355	80

Capital expenditure	(942)	(1,183)	(1,515)

Net cash outflows from investing activities	(2,789)	(1,772)	(746)

Net cash flow before financing	4,130	3,070	2,670

Cash flows from financing activities
Equity dividends paid	(1,717)	(1,378)	(1,222)

Proceeds from issue of AstraZeneca PLC Ordinary Shares	143	102	47

Re-purchase of AstraZeneca PLC Ordinary Shares	(3,001)	(2,212)	(1,154)

Net increase in short term borrowings	3	2	–

New loans/(loans repaid)	–	725	(345)

Net cash outflows from financing activities	(4,572)	(2,761)	(2,674)

(Decrease)/increase in cash	(442)	309	(4)

Cash:
At 1 January	915	581	524

(Decrease)/increase in cash	(442)	309	(4)

Exchange movements	(12)	25	61

At 31 December	461	915	581

Interest paid was $32m in 2005 (2004 $69m, 2003 $39m). Interest received was $206m in 2005 (2004 $119m, 2003 $117m). Tax paid was $1,606m in 2005 (2004 $1,246m, 2003 $886m).

Back to Contents

Explanation of transition to IFRS	137

EXPLANATION OF TRANSITION TO IFRS

These are the Group’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out on pages 87 to 89 have been applied in preparing the Financial Statements for the year ended 31 December 2005, the comparative information presented in these financial statements for the years ended 31 December 2004 and 31 December 2003 and in the preparation of an opening IFRS balance sheet at 1 January 2003 (the Group’s date of transition).

In preparing its opening balance sheet, the Group has adjusted amounts reported previously in Financial Statements prepared in accordance with UK GAAP. An explanation of how the transition from UK GAAP to IFRS has affected the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

The information below differs from that presented in January 2005 in the 2004 Annual Report and Form 20-F Information in that certain income statement and balance sheet items have been reclassified. In addition, as noted in the accounting policies on page 88, the comparative information has also been restated to reflect the adoption of IAS 39, ‘Financial Instruments: Recognition and Measurement – the Fair Value Option’.

Total equity		31 Dec 2004	1 Jan 2003
		$m	$m

Total equity under UK GAAP		14,519	11,226

Adjustments to conform to IFRS
Employee benefits		(2,010)	(1,380)

Financial instruments		11	153

Share-based payments		–	–

Goodwill		108	–

Dividends		1,061	808

Capitalised software and other intangibles		106	80

Other		12	1

Deferred tax	– IFRS adjustments above	579	362

	– other	111	(82)

Total equity under IFRS		14,497	11,168

		Year ended
		31 Dec 2004
Profit for the period		$m

Profit for the period under UK GAAP		3,831

Adjustments to conform to IFRS
Employee benefits		1

Financial instruments		(163)

Share-based payments		(147)

Goodwill		49

Capitalised software and other intangibles		21

Other		(2)

Deferred tax	– IFRS adjustments above	26

	– other	67

Profit for the period under IFRS		3,683

Under IAS 7 ‘Cash Flow Statements’, movements on cash and cash equivalents are reconciled; under UK GAAP the statement reconciles cash only. The change in the presentation of the cash flow statement under IAS 7 makes no difference to the free cash generated by the Group.

IFRS TRANSITIONAL ARRANGEMENTS AND EARLY ADOPTION
When preparing the consolidated balance sheet under IFRS at 1 January 2003, the date of transition, the following optional exemptions from full retrospective application of IFRS accounting policies have been adopted:

>	Business combinations – the provisions of IFRS 3 have been applied prospectively from 1 January 2003. Business combinations that occurred before 1 January 2003 have not been restated.
>	Employee benefits – the accumulated actuarial gains and losses in respect of employee defined benefit plans have been recognised in full through reserves at 1 January 2003.
>	Cumulative exchange differences – cumulative translation differences on net investments have been set to zero at 1 January 2003.

The following optional exemptions from full retrospective application of IFRS accounting policies have not been adopted:

>	Fair value or revaluation – an entity may elect to use fair value or a previous GAAP revaluation at the opening balance sheet date. This exemption did not apply to AstraZeneca.
>	Compound financial instruments – If the compound financial instruments are no longer outstanding at the date of transition, then the entity is not required to split the instrument into the separate equity and liability components.

Back to Contents

138	AstraZeneca Annual Report and
Form 20-F Information 2005

EXPLANATION OF TRANSITION TO IFRS CONTINUED

IFRS TRANSITIONAL ARRANGEMENTS AND EARLY ADOPTION CONTINUED
In addition the Group has chosen to restate comparative information with respect to IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 2 ‘Share-based Payments’ has been adopted with full retrospective application.

The Group has also adopted the amendment to IAS 19 ‘Employee Benefits’ early, allowing actuarial gains or losses to be recognised directly in the consolidated statement of income and expense in the period in which they arise. Comparative information has been prepared on this basis.

OTHER RECLASSIFICATIONS
Phase 4 (post-launch) trial costs of $388m in 2004 were reclassified to ‘selling, general and administrative costs’ from ‘research and development’ as part of the transition to IFRS. This is not shown in the above reconciliations as there was no profit or equity impact.

EFFECTS OF IFRS IN FINANCIAL STATEMENTS
Employee benefits
IAS 19 requires deficits and surpluses in company pension schemes to be recorded on the balance sheet. IAS 19 also requires separate recognition of the operating and financing costs of defined benefit pensions (and other post-retirement employee benefits) in the income statement. Actuarial gains and losses are recognised in full immediately in the statement of recognised income and expense and cumulative actuarial gains and losses at 1 January 2003 have been recognised in full as an adjustment to opening retained earnings.

Financial instruments
IAS 32 sets out the presentation and disclosure requirements in respect of financial instruments, whilst IAS 39 stipulates the measurement and recognition requirements. The general principle of IAS 39 is that financial assets and liabilities should be recognised at fair value. AstraZeneca has opted to apply the financial instruments standards, IAS 32 and IAS 39, retrospectively in order to give a more meaningful view of the Group’s results and financial position. Accounting for the movements in fair value is dependent on the designation of the relevant financial instrument, with movements going through either the income statement and or being taken directly to equity.

Share-based payments
IFRS 2 requires that a charge is recorded in respect of shares and share options that are granted to employees. AstraZeneca has recognised a charge to income representing the fair value of outstanding employee share options granted to approximately 9,000 employees and has followed the optional transitional arrangements which allow companies that have previously disclosed the fair value charge, to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date. This approach is encouraged in the standard and gives a better indication of how past results are affected by IFRS 2.

Business combinations
IFRS 3 prohibits merger accounting and the amortisation of goodwill. The standard requires goodwill to be carried at cost with impairment reviews both annually and also when there are indications that the carrying value may not be recoverable. Under the transitional arrangements of IFRS 1 a company has the option of applying IFRS 3 prospectively from the transition date to IFRS.

AstraZeneca has chosen this option rather than to restate all previous business combinations (including accounting for the merger of Astra and Zeneca). The impact of IFRS 3 and associated transitional arrangements on AstraZeneca are as follows:

>	All prior business combination accounting is frozen at the transition date.
>	The value of goodwill is frozen at 1 January 2003 and amortisation previously reported under UK GAAP for 2003 and 2004 is removed.

Dividends
IAS 10 requires dividends to be recognised as a liability when they are declared. For the final dividend this is usually after the accounting period to which it relates, when the dividend is approved by the Board. Consequently there is an adjustment to remove the liability for the final dividend declared post year end.

Capitalised software and other intangibles
IAS 38 requires all intangible assets that meet the capitalisation criteria to be capitalised. For AstraZeneca, this led to the following Group policies being applied:

>	In respect of internal product development expenditure, it is management’s view that it is not possible to demonstrate with sufficient certainty that, prior to regulatory approval, these criteria are met. Consequently, AstraZeneca would not expect to capitalise internal development costs.
>	In respect of internal development expenditure on software, it is management’s view that some projects have met the criteria for capitalisation. Results have been adjusted to include both the capitalised costs and associated amortisation of these projects.
>	The standard requires all externally acquired intangibles to be capitalised and the results have been adjusted to recognise a small number of products in early phase development that had been expensed under UK GAAP.

Deferred taxation
IAS 12 requires deferred tax to be calculated using the purchaser’s tax rate instead of the vendor’s tax rate under UK GAAP, changing the methodology used to calculate deferred tax on unrealised profit on intra-group sales. The standard further requires a deferred tax provision for all rolled over capital gains (rather than those expected to crystallise).

Back to Contents

Company Information	139

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS
OF ASTRAZENECA PLC

We have audited the Company Financial Statements of AstraZeneca PLC for the year ended 31 December 2005 which comprise the Balance Sheet and the related notes on pages 140 to 144. These Company Financial Statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.

We have reported separately on the Group Financial Statements of AstraZeneca PLC for the year ended 31 December 2005.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES
OF DIRECTORS AND AUDITORS
The Directors’ responsibilities for preparing the Annual Report, the Directors’ Remuneration Report and the Company Financial Statements in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors’ Responsibilities on page 82.

Our responsibility is to audit the Company Financial Statements and the part of the Directors’ Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Company Financial Statements give a true and fair view and whether the Company Financial Statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the Company Financial Statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Company Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Company Financial Statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Company Financial Statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Company Financial Statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Company Financial Statements and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Company Financial Statements and the part of the Directors’ Remuneration Report to be audited.

OPINION
In our opinion:

>	The Company Financial Statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Company’s affairs as at31 December 2005.

>	The Company Financial Statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

2 February 2006

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB

Back to Contents

140	AstraZeneca Annual Report and
Form 20-F Information 2005

ASTRAZENECA PLC

BALANCE SHEET

			2004
		2005	restated
At 31 December	Notes	$m	$m

Fixed assets
Fixed asset investments	1	24,856	30,912

Current assets
Debtors – other	2	27	25

Debtors – amounts owed by subsidiaries		340	61

		367	86

Total assets		25,223	30,998

Creditors due within one year
Non-trade creditors	3	(20)	(2,529)

Net current assets/ (liabilities)		347	(2,443)

Total assets less current liabilities		25,203	28,469

Creditors due after more than one year
Loans – owed to subsidiaries	4	(283)	(283)

Loans – external	4	(747)	(747)

		(1,030)	(1,030)

Net assets		24,173	27,439

Capital and reserves
Called-up share capital	7	395	411

Share premium account	5	692	550

Capital redemption reserve	5	53	36

Other reserves	5	1,841	1,841

Profit and loss account	5	21,192	24,601

Shareholders’ funds		24,173	27,439

The Financial Statements on pages 140 to 144 were approved by the Board of Directors on 2 February 2006 and were signed on its behalf by:

DAVID R BRENNAN	JONATHAN SYMONDS
Director	Director

Back to Contents

Company Information	141

ACCOUNTING POLICIES

Basis of accounting
The Financial Statements are prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, in accordance with the Companies Act 1985 and UK Generally Accepted Accounting Principles (UK GAAP). The following paragraphs describe the main accounting policies under UK GAAP, which have been applied consistently.

New Accounting Standards
The Company has adopted the following accounting standards in the year:

>	Financial Reporting Standard No. 20‘Share-Based Payments’ (FRS 20). Under FRS 20, the Company is required to reflect share-based payments in the profit and loss account. In the Company’s case, share-based payments comprise primarily share options through the AstraZeneca Savings-Related Share Option Scheme and the AstraZeneca Share Option Plan. The provisions of FRS 20 have been applied to options granted after 7 November 2002. The adoption of FRS 20 had no effect on the Company’s profit or net assets.

>	Financial Reporting Standard No. 21‘Events after the Balance Sheet Date’ (FRS 21). The major effect of FRS 21 is to change the approach to dividends declared after the balance sheet date in respect of the year under review such that these dividends are no longer accrued for in the balance sheet. As a result of adopting FRS 21, the Company’s net assets at 31 December 2004 increased by $1,061m.

>	Financial Reporting Standard No. 23‘The Effects of Changes in Foreign Exchange Rates’ (FRS 23). FRS 23 sets out additional guidance on the translation method for transactions in foreign currencies and on determining the functional and presentation currencies. The adoption of FRS 23 had no effect on the Company’s profit or net assets.

>	Financial Reporting Standard No. 25‘Financial Instruments: Disclosure and Presentation’ (FRS 25). FRS 25 sets out the requirements for the presentation of, and disclosures relating to, financial instruments. The adoption of FRS 25 had no effect on the Company’s profit or net assets; disclosures complying with the requirements of FRS 25 are included in the Financial Statements.

>	Financial Reporting Standard No. 26‘Financial Instruments: Measurement’ (FRS 26). FRS 26 sets out requirements for measurement, recognition and derecognition of financial instruments. The adoption of FRS 26 had no effect on the Company’s profit or net assets.

>	Financial Reporting Standard No. 28 ‘Corresponding Amounts’ (FRS 28). FRS 28 sets out the requirements for the disclosure of corresponding amounts for items shown in an entity’s primary financial statements and the notes to the financial statements. The adoption of FRS 28 had no effect upon the Company’s profit or net assets.

Foreign currencies
Profit and loss accounts in foreign currencies are translated into US dollars at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates prevailing at the date of the Company balance sheet. Exchange gains and losses are included within net interest payable.

Taxation
The charge for taxation is based on the result for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Full provision is made for the effects of these differences. Deferred tax asset valuation allowances are made where it is more likely than not that the asset will not be realised in the future. These valuations require judgements to be made including the forecast of future taxable income. Deferred tax balances are not discounted.

Accruals for tax contingencies require management to make judgements and estimates in relation to tax audit issues. Tax benefits are not recognised unless the tax positions will probably be sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of that benefit on the basis of potential settlement through negotiation and/or litigation.

Any recorded exposure to interest on tax liabilities is provided for in the tax charge. All provisions are included in creditors due within one year.

Investments
Fixed asset investments, including investments in subsidiaries, are stated at cost and reviewed for impairment if there are indications that the carrying value may not be recoverable.

Financial instruments
Loans and receivables are held at amortised cost. Long term loans payable are held at amortised cost. Other financial instruments, including derivatives, are held at fair value; changes in fair value are reflected in the income statement.

Contingent liabilities
Through the normal course of business, AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Company. Provision is made where an adverse outcome is probable and associated costs can be estimated reliably.

Back to Contents

142	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS

1 FIXED ASSET INVESTMENTS

		Investments in subsidiaries

	Shares	Loans	Total
	$m	m	m

Cost at beginning of year	6,715	24,197	30,912

Additions	–	–	–

Repayment of loan	–	(6,056)	(6,056)

Net book value at 31 December 2005	6,715	18,141	24,856

Net book value at 31 December 2004	6,715	24,197	30,912

2	OTHER DEBTORS

	2005	2004
	$m	$m

Other debtors	10	–

Deferred tax asset	17	25

	27	25

3	NON-TRADE CREDITORS
		2004
	2005	restated
	$m	$m

Amounts due within one year
Short term borrowings (unsecured)	5	4

Other creditors	5	116

Amounts owed to subsidiaries	10	2,409

	20	2,529

4	LOANS
	Repayment	2005	2004
	dates	$m	$m

Loans – owed to subsidiaries (unsecured)
US dollars
7.2% loan	2023	283	283

Loans – external (unsecured)
US dollars
5.4% callable bond	2014	747	747

		1,030	1,030

Loans or instalments thereof are repayable:
After five years from balance sheet date		1,030	1,030

From two to five years		–	–

From one to two years		–	–

Total unsecured		1,030	1,030

Total due within one year		–	–

		1,030	1,030

The fair values of the external loans and the loans owed to subsidiaries are as follows:
	2005	2004
	$m	$m

7.2% loan	341	338

5.4% callable bond	770	789

	1,111	1,127

Both loans are at fixed interest rates. Accordingly the fair values of the loans will change as market rates change. However, since the loans are held at amortised cost, changes in interest rates and the credit rating of the Company will not have an effect on the Company’s net assets.

Back to Contents

Company Information	143

5	RESERVES
	Share	Capital		Profit		2004
	premium	redemption	Other	and loss	2005	Total
	account	reserve	reserves	account	Total	restated
	$m	$m	$m	$m	$m	$m

As previously reported	550	36	1,841	23,540	25,967	28,448

On adoption of FRS 21	–	–	–	1,061	1,061	914

At beginning of year – revised	550	36	1,841	24,601	27,028	29,362

Net gains for the year	–	–	–	1,268	1,268	1,172

Dividends	–	–	–	(1,676)	(1,676)	(1,408)

Share re-purchases	–	17	–	(3,001)	(2,984)	(2,199)

Share premiums	142	–	–	–	142	101

At end of year	692	53	1,841	21,192	23,778	27,028

Distributable reserves at end of year	–	–	733	4,325	5,058	2,269

As permitted by section 230 of the Companies Act 1985, the Company has not presented its profit and loss account.

At 31 December 2005 $16,867m (31 December 2004 $22,923m) of the profit and loss account reserve was not available for distribution. The majority of this non-distributable amount relates to profit arising on the sale of Astra AB to a subsidiary in 1999, which becomes distributable as the underlying receivable is settled. During 2005, $6,056m of the profit was realised by repayment. Subsequent to the year end, a further $587m was repaid on 26 January 2006, resulting in additional distributable reserves not included in the figures above. Included in other reserves is a special reserve of $157m, arising on the redenomination of share capital in 1999.

6	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS
		2004
	2005	restated
	$m	$m

Shareholders’ funds at beginning of year	27,439	29,785

Net gains for the financial year	1,268	1,172

Dividends	(1,676)	(1,408)

Issues of AstraZeneca PLC Ordinary Shares	143	102

Re-purchase of AstraZeneca PLC Ordinary Shares	(3,001)	(2,212)

Net reduction in shareholders’ funds	(3,266)	(2,346)

Shareholders’ funds at end of year	24,173	27,439

Back to Contents

144	AstraZeneca Annual Report and
Form 20-F Information 2005

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

7	SHARE CAPITAL
			Allotted, called-up
	Authorised		and fully paid

	2005	2005	2004
	$m	$m	$m

Issued Ordinary Shares ($0.25 each)	395	395	411

Unissued Ordinary Shares ($0.25 each)	205	–	–

Redeemable Preference Shares (£1 each – £50,000)	–	–	–

	600	395	411

The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The movements in share capital during the year can be summarised as follows:

	No. of shares
	(million)	$m

At beginning of year	1,645	411

Issues of shares	4	1

Re-purchase of shares	(68)	(17)

At 31 December 2005	1,581	395

Share re-purchases
During the year the Company re-purchased, and subsequently cancelled, 67,650,000 Ordinary Shares at an average price of 2445 pence per share. The total consideration, including expenses, was $3,001m. The excess of the consideration over the nominal value has been charged against the profit and loss account reserve.

Share schemes
A total of 3,500,109 Ordinary Shares were issued during the year in respect of share schemes. Details of movements in the number of Ordinary Shares under option are shown in Note 24; details of options granted to Directors are shown in the Directors’ Remuneration Report.

Shares held by subsidiaries
No shares in the Company are held by subsidiaries.

8	STATUTORY AND OTHER INFORMATION
There are no employees of the Company (2004 nil). The directors of the Company were paid by another Group company in 2005 and 2004.

The fee for the audit of the Company is $1,600 (2004 $1,600).

The Company has guaranteed the external borrowing of a subsidiary, in the amount of $285m.

Back to Contents

Group Financial Record	145

GROUP FINANCIAL RECORD – IFRS

	2003	2004	2005
For the year ended 31 December	$m	$m	$m

Turnover and profits
Sales	18,849	21,426	23,950

Cost of sales	(4,463)	(5,193)	(5,356)

Distribution costs	(162)	(177)	(211)

Research and development	(3,012)	(3,467)	(3,379)

Selling, general and administrative costs	(7,393)	(8,268)	(8,695)

Other operating income	188	226	193

Operating profit	4,007	4,547	6,502

Profit on sale of interest in joint venture	–	219	–

Finance income	381	532	665

Finance expense	(311)	(454)	(500)

Profit before tax	4,077	4,844	6,667

Taxation	(1,033)	(1,161)	(1,943)

Profit for the period	3,044	3,683	4,724

Attributable to:
Equity holders of the Company	3,022	3,664	4,706

Minority interests	22	19	18

Earnings per share
Earnings per $0.25 Ordinary Share before exceptional items	$1.77	$2.01	$2.91

Earnings per $0.25 Ordinary Share (basic)	$1.77	$2.18	$2.91

Earnings per $0.25 Ordinary Share (diluted)	$1.77	$2.18	$2.91

Dividends	$0.725	$0.835	$1.025

Return on sales
Operating profit as a percentage of sales	21.3%	21.2%	27.2%

Ratio of earnings to fixed charges (IFRS)	100.4	93.6	85.6

	2003	2004	2005
At 31 December	$m	$m	$m

Balance sheet
Property, plant and equipment and intangible assets	10,574	11,147	9,697

Other investments	133	262	256

Deferred tax assets	1,261	1,218	1,117

Current assets	11,593	13,025	13,770

Total assets	23,561	25,652	24,840

Current liabilities	(6,558)	(6,587)	(6,839)

Non-current liabilities	(3,828)	(4,568)	(4,310)

Net assets	13,175	14,497	13,691

Capital and reserves attributable to equity holders	13,086	14,404	13,597

Minority equity interests	89	93	94

Total equity and reserves	13,175	14,497	13,691

	2003	2004	2005
For the year ended 31 December	$m	$m	$m

Cash flows
Net cash inflow/(outflow) from:
Operating activities	3,368	4,817	6,743

Investing activities	(852)	970	(1,182)

Financing activities	(2,674)	(2,761)	(4,572)

	(158)	3,026	989

Back to Contents

146	AstraZeneca Annual Report and
Form 20-F Information 2005

GROUP FINANCIAL RECORD – US GAAP

GROUP FINANCIAL RECORD – US GAAP
The selected financial data set out below, for each of the years in the five year period ended 31 December 2005, have been extracted or derived from the audited Financial Statements.

The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Financial Statements of AstraZeneca and the notes thereto, which are included elsewhere in this document.

Consolidated income statement data
For the years ended 31 December	2001	2002	2003	2004	2005

Net income from operations ($m)	1,397	2,307	2,149	2,951	3,884

Net income from operations per $0.25 Ordinary Share	$0.79	$1.33	$1.26	$1.76	$2.40

Diluted income from operations per $0.25 Ordinary Share	$0.79	$1.33	$1.26	$1.76	$2.40

Net income from operations (had SFAS No. 142 been adopted) ($m)	2,125

Net and diluted income per $0.25 Ordinary Share
from operations (had SFAS No. 142 been adopted)	$1.21

Ratio of earnings to fixed charges
For the Group, with adjustments to accord with US GAAP	25.0	36.7	77.0	73.5	70.7

Consolidated balance sheet data
	2001	2002	2003	2004	2005
At 31 December	$m	$m	$m	$m	$m

Total assets	38,163	42,660	45,483	47,690	43,757

Shareholders’ equity	27,484	30,265	33,759	35,477	31,894

Merger accounting
For the purpose of US GAAP, the merger has been regarded as a purchase accounting acquisition of Astra by Zeneca.

Ratio of earnings to fixed charges (IFRS and US GAAP)
For the purpose of computing these ratios, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges (excluding capitalised interest). Fixed charges consist of interest (including capitalised interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor.

Back to Contents

Shareholder Information	147

SHAREHOLDER INFORMATION

AstraZeneca	2001	2002	2003	2004	2005

Ordinary Shares in issue – millions
At year end	1,745	1,719	1,693	1,645	1,581

Weighted average for year	1,758	1,733	1,709	1,673	1,617

Stock market price – per $0.25 Ordinary Share
Highest (pence)	3555	3625	2868	2749	2837

Lowest (pence)	2880	1799	1820	1863	1861

At year end (pence)	3098	2220	2680	1889	2829

Percentage analysis at 31 December 2005 of issued share capital
By size of account	2005
No. of shares	%

1 – 250	0.6

251 – 500	0.7

501 – 1,000	1.0

1,001 – 5,000	1.4

5,001 – 10,000	0.2

10,001 – 50,000	1.0

50,001 – 1,000,000	11.9

over 1,000,000†	83.2

Issued share capital	100.0

† Includes VPC and ADR holdings

At 31 December 2005, AstraZeneca PLC had 148,243 registered holders of 1,580,902,000 Ordinary Shares of $0.25 each. At 31 December 2005, there were approximately 68,000 holders of American Depositary Receipts (ADRs) representing 9.93% of the issued share capital and 162,000 holders of shares held under the VPC Services Agreement representing 22.87% of the issued share capital. The ADRs, each of which is equivalent to one Ordinary Share, are issued by JPMorgan Chase Bank.

ASTRAZENECA PLC
Since April 1999, following the AstraZeneca merger, the principal markets for trading in the shares of AstraZeneca PLC are the London, Stockholm and New York Stock Exchanges. The table on page 148 sets out, for the four quarters of 2004 and for the first two quarters and last six months of 2005 the reported high and low share prices of AstraZeneca PLC, on the following bases:

>	For shares listed on the London Stock Exchange (‘LSE’) the reported high and low middle market closing quotations are derived from The Daily Official List.
>	For shares listed on the Stockholm Stock Exchange (‘SSE’) the high and low closing sales prices are as stated in the Official List.
>	For American Depositary Shares (‘ADS’) listed on the New York Stock Exchange the reported high and low sales prices are as reported by Dow Jones (ADR quotations).

Back to Contents

148	AstraZeneca Annual Report and
Form 20-F Information 2005

SHAREHOLDER INFORMATION CONTINUED

						AstraZeneca
		Ordinary LSE		ADS		Ordinary SSE*

		High	Low	High	Low	High	Low
		(pence)	(pence)	(US$)	(US$)	(SEK)	(SEK)

2004	– Quarter 1	2749	2507	50.85	46.29	374	336.5

	– Quarter 2	2709	2474	49.29	45.64	373	342

	– Quarter 3	2665	2265	47.13	41.13	359.5	301

	– Quarter 4	2369	1863	44.14	35.88	305	237.5

2005	– Quarter 1	2201	1861	42.12	34.72	288.5	243

	– Quarter 2	2363	2081	45.06	39.29	324.5	279.5

	– July	2558	2311	45.44	40.68	351.5	319

	– August	2609	2479	47.50	44.93	359	340

	– September	2668	2560	49.10	46.52	370.5	351

	– October	2767	2485	48.90	44.43	379	349

	– November	2681	2534	46.33	44.52	374	358

	– December	2837	2685	49.50	46.65	392	374

* Principally held in bearer form

During 2005, AstraZeneca’s share re-purchase programme, which was introduced in 1999, continued with the re-purchase and subsequent cancellation of 67.65 million shares at a total cost of $2,985m, representing 4.3% of the total issued share capital of the Company. The average price paid per share in 2005 was 2445 pence. Between 1999 and 2004, a total of 142.9 million Ordinary Shares were re-purchased, and subsequently cancelled, at an average price of 2627 pence per share for a consideration, including expenses, of $6,134m. The excess of the consideration over the nominal value was charged against the profit and loss account reserve. Shares issued in respect of share schemes totalled 3.5 million.

In 1999, in connection with the merger, AstraZeneca’s share capital was redenominated in US dollars. On 6 April 1999, Zeneca shares were cancelled and US dollar shares issued, credited as fully paid on the basis of one dollar share for each Zeneca share then held. This was achieved by a reduction of capital under section 135 of the Companies Act 1985. Upon the reduction of capital becoming effective, all issued and unissued Zeneca shares were cancelled and the sum arising as a result thereof credited to a special reserve, which was converted into US dollars at the rate of exchange prevailing on the record date. This US dollar reserve was then applied in paying up, at par, newly created US dollar shares.

At the same time as the US dollar shares were issued, the Company issued 50,000 Redeemable Preference Shares with a nominal value of £1.00 each for cash at par. The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is also capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

A total of 826 million AstraZeneca shares were issued to Astra shareholders who accepted the merger offer before the final closing date, 21 May 1999. AstraZeneca received acceptances from Astra shareholders representing 99.6% of Astra’s shares and the remaining 0.4% was acquired in 2000 for cash.

MAJOR SHAREHOLDINGS
At 31 January 2006, the following had disclosed an interest in the issued Ordinary Share capital of the Company in accordance with the requirements of sections 198-208 of the Companies Act 1985:

		Date of	Percentage
		disclosure	of issued
Shareholder	Number of shares	to Company*	share capital

The Capital Group Companies, Inc.	198,942,168	30 Nov 2005	12.57%

Investor AB	63,465,810	11 Feb 2004	4.01%

Wellington Management Co., LLP	78,671,049	20 Dec 2005	4.97%

Legal & General Investment Management Limited	52,518,020	13 Jun 2002	3.32%

Barclays PLC	50,634,731	1 Oct 2004	3.20%

*	Since the date of disclosure to the Company, the interest of any person listed above in the Ordinary Shares of the Company may have increased or decreased. No requirement to notify the Company of any increase or decrease would have arisen unless the holding moved up or down through a whole number percentage level. The percentage level may increase (on the cancellation of shares following a re-purchase of shares under the Company’s share re-purchase programme) or decrease (on the issue of new shares under any of the Company’s share plans).

No other person held a notifiable interest in shares, comprising 3% or more of the issued Ordinary Share capital of the Company, appearing in the register of interests in shares maintained under the provisions of section 211 of the Companies Act 1985.

Changes in the percentage ownership held by major shareholders during the past three years are set out on page 149. Major shareholders do not have different voting rights.

Back to Contents

Shareholder Information	149

			Percentage of issued share capital

Shareholder	31 Jan 2006	26 Jan 2005	28 Jan 2004	29 Jan 2003

The Capital Group Companies, Inc.	12.57%	13.39%	15.01%	11.92%

Investor AB	4.01%	3.86%	5.41%	5.33%

Wellington Management Co., LLP	4.97%	3.25%	<3.00%	<3.00%

Legal & General Investment Management Limited	3.32%	3.19%	3.10%	3.06%

Barclays PLC	3.20%	3.08%	<3.00%	<3.00%

AstraZeneca PLC American Depositary Shares (each representing one Ordinary Share) evidenced by American Depositary Receipts issued by JPMorgan Chase Bank, as depositary, are listed on the New York Stock Exchange. At 31 January 2006, the proportion of Ordinary Shares represented by American Depositary Shares was 10.03% of the Ordinary Shares outstanding.

Number of registered holders of Ordinary Shares at 31 January 2006:

> In the US	830
> Total	147,094

Number of record holders of American Depositary Receipts at 31 January 2006:

> In the US	2,691
> Total	2,731

So far as the Company is aware, it is neither directly nor indirectly owned nor controlled by one or more corporations or by any government.

At 31 January 2006, the total amount of the Company’s voting securities owned by Directors and Officers of the Company was:

Title of class	Amount owned	Percentage of class

Ordinary Shares	260,612	0.02%

The Company does not know of any arrangements, the operation of which might result in a change in the control of the Company.

RELATED PARTY TRANSACTIONS
During the period 1 January 2006 to 31 January 2006, there were no transactions, loans, or proposed transactions between the Company and any related parties which were material to either the Company or the related party, or which were unusual in their nature or conditions (see also Note 27).

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
(a) At 31 January 2006, options outstanding to subscribe for Ordinary Shares of $0.25 of the Company were:

Number of shares	Subscription price	Normal expiry date

57,415,486	1337p – 3487p	2006 – 2015

The weighted average subscription price of options outstanding at 31 January 2006 was 2625p. All options were granted under Company employee share schemes.

(b) Included in paragraph (a) are options granted to Directors and Officers of AstraZeneca as follows:

Number of shares	Subscription price	Normal expiry date

2,213,213	1337p – 3487p	2006 – 2015

(c)	Included in paragraph (b) are options granted to individually named Directors. Details of these option holdings at 31 December 2005 are shown in the Directors’ Remuneration Report.

During the period 1 January 2006 to 31 January 2006, no Director exercised any options. On 23 January 2006, Håkan Mogren ceased to have an interest in an option over 9,826 Ordinary Shares on the expiry of the option.

DIVIDEND PAYMENTS
The record date for the second interim dividend for 2005, payable on 20 March 2006 (in the UK, the US and Sweden), is 10 February 2006. Shares trade ex-dividend on the London and Stockholm Stock Exchanges from 8 February 2006 and ADRs trade ex-dividend on the New York Stock Exchange from the same date. Dividends will normally be paid as follows:

First interim:	Announced in July and paid in September.
Second interim:	Announced in January/February and paid in March.

The record date for the first interim dividend for 2006, payable on 18 September 2006 (in the UK, the US and Sweden), is 11 August 2006.

Back to Contents

150	AstraZeneca Annual Report and
Form 20-F Information 2005

SHAREHOLDER INFORMATION CONTINUED

SHAREVIEW
AstraZeneca’s shareholders with internet access may visit shareview.co.uk and register their details to create a portfolio. Shareview is a free and secure online service from Lloyds TSB Registrars that gives access to shareholdings including balance movements, indicative share prices and information about recent dividends.

SHAREGIFT
AstraZeneca welcomes and values all its shareholders, no matter how many or how few shares they own. However, shareholders who have only a small number of shares whose value makes it uneconomic to sell them, either now or at some stage in the future, may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. One feature of the scheme is that there is no gain or loss for capital gains tax purposes on gifts of shares through ShareGift and it may now also be possible to obtain income tax relief on the donation. Further information about ShareGift can be found on its website, sharegift.org, or by contacting ShareGift on 020 7337 0501 or at 46 Grosvenor Street, London W1K 3HN. More information about the tax position on gifts of shares to ShareGift can be obtained from HM Revenue & Customs whose website address is hmrc.gov.uk. The share transfer form needed to make a donation may be obtained from the AstraZeneca Registrar, Lloyds TSB Registrars, whose address can be found on the back cover of this document. ShareGift is administered by The Orr Mackintosh Foundation, registered charity number 1052686.

THE UNCLAIMED ASSETS REGISTER
AstraZeneca supplies unclaimed dividend data to the Unclaimed Assets Register (UAR), which provides investors who have lost track of shareholdings with an opportunity to search the UAR’s database of unclaimed financial assets on payment of a small, fixed fee. The UAR donates part of the search fee to charity. The UAR can be contacted at Bain House, 16 Connaught Place, London W2 2ES and at uar.co.uk.

RESULTS
Unaudited trading results of AstraZeneca in respect of the first three months of 2006 will be published on 27 April 2006 and results in respect of the first six months of 2006 will be published on 27 July 2006.

DOCUMENTS ON DISPLAY
The Memorandum and Articles of Association of the Company and other documents concerning the Company which are referred to in this document may be inspected at the Company’s registered office at 15 Stanhope Gate, London W1K 1LN.

TAXATION FOR US RESIDENTS
The following summary of the material UK and US federal income tax consequences of ownership of Ordinary Shares or ADRs held as capital assets by US resident shareholders is based on current UK and US federal income tax law, including the US/UK double taxation convention relating to income and capital gains, which entered into force on 31 March 2003 (the “Convention”) and practice. This discussion is also based in part on representations of JPMorgan Chase Bank as Depositary for ADRs and assumes that each obligation in the deposit agreement among the Company, the Depositary and the holders from time to time of ADRs and any related agreements will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by US holders of ADRs, of foreign tax credits for US federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate US resident shareholders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US resident shareholders could be affected by actions that may be taken by parties to whom ADRs are pre-released.

UK AND US INCOME TAXATION OF DIVIDENDS
The UK does not currently impose a withholding tax on dividends paid by a UK company, such as the Company.

For US federal income tax purposes, distributions paid by the Company to a US resident shareholder are includible in gross income as foreign source ordinary dividend income to the extent of the Company’s current or accumulated earnings and profits for US federal income tax purposes. The amount of the dividend will be the US dollar value of the pounds sterling received on the date the dividend is received by the Depositary for US resident holders of ADRs (or in the case of Ordinary Shares, received by the US resident shareholders) regardless of whether the dividend is converted into US dollars.

Subject to applicable limitations, dividends received by certain non-corporate US resident holders of Ordinary Shares or ADRs in taxable years beginning before 1 January 2009 may be subject to US federal income tax at a maximum rate of 15%. US resident shareholders should consult their own tax advisers to determine whether they are subject to any special rules which may limit their ability to be taxed at this favourable rate.

Back to Contents

Shareholder Information	151

TAXATION ON CAPITAL GAINS
Under the Convention, each contracting state may in general tax capital gains in accordance with the provisions of its domestic law. Under present UK law, individuals who are neither resident nor ordinarily resident in the UK, and companies which are not resident in the UK, will not be liable to UK tax on capital gains made on the disposal of their Ordinary Shares or ADRs, unless such Ordinary Shares or ADRs are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency.

A US resident shareholder will generally recognise US source capital gain or loss for US federal income tax purposes on the sale or exchange of Ordinary Shares or ADRs in an amount equal to the difference between the amount realised and such holder’s adjusted tax basis in the Ordinary Shares or ADRs. US resident shareholders should consult their own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate US resident shareholders and capital losses, the deductibility of which may be limited.

UK INHERITANCE TAX
Under the current Double Taxation (Estates) Convention (the “Estate Tax Convention”) between the US and the UK, Ordinary Shares or ADRs held by an individual shareholder who is domiciled for the purposes of the Estate Tax Convention in the US, and is not for the purposes of the Estate Tax Convention a national of the UK, will generally not be subject to UK inheritance tax on the individual’s death or on a chargeable gift of the Ordinary Shares or ADRs during the individual’s lifetime, provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADRs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the ADRs or Ordinary Shares have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the ADRs or Ordinary Shares will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national. In the exceptional case where the Ordinary Shares or ADRs are subject to both UK inheritance tax and US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

UK STAMP DUTY RESERVE TAX AND STAMP DUTY
A 1.5% stamp duty reserve tax is payable upon the deposit of Ordinary Shares in connection with the creation of, but not subsequent dealing in, ADRs. A 0.5% stamp duty is payable on all purchases of Ordinary Shares.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
There are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of Ordinary Shares or ADRs.

There are no limitations under English law or the Company’s Memorandum and Articles of Association on the right of non-resident or foreign owners to be the registered holders of and to vote Ordinary Shares or ADRs or to be registered holders of notes or debentures of Zeneca Wilmington Inc. or AstraZeneca PLC.

Back to Contents

152	AstraZeneca Annual Report and
Form 20-F Information 2005

SHAREHOLDER INFORMATION CONTINUED

EXCHANGE RATES
For the periods up to April 1999, Astra accounted for and reported its results in Swedish kronor, whereas Zeneca accounted for and reported its results in sterling. Consistent with AstraZeneca’s decision to publish its Financial Statements in US dollars, the financial information in this document has been translated from kronor and sterling into US dollars at the following applicable exchange rates:

	SEK/USD	USD/GBP

Average rates (profit and loss account, cash flow)
1995	7.1100	1.5796

1996	6.7000	1.5525

1997	7.6225	1.6386

1998	7.9384	1.6603

1999	8.2189	1.6247

End of year spot rates (balance sheet)
1995	6.6500	1.5500

1996	6.8400	1.6900

1997	7.8500	1.6600

1998	8.0400	1.6600

1999	8.5130	1.6185

The following information relating to average and spot exchange rates used by AstraZeneca is provided for convenience:

	SEK/USD	USD/GBP

Average rates (income statement, cash flow)
2003	8.3013	1.6233

2004	7.4613	1.8031

2005	7.3878	1.8306

End of year spot rates (balance sheet)
2003	7.1932	1.7815

2004	6.6144	1.9264

2005	7.9464	1.7239

DEFINITIONS
In this Annual Report and Form 20-F Information the following words and expressions shall, unless the context otherwise requires, have the following meanings:

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share representing one underlying Ordinary Share

Depositary	JPMorgan Chase Bank, as depositary under the deposit agreement pursuant to which the ADRs are issued

Directors	The Directors of the Company

Company	AstraZeneca PLC

AstraZeneca, AstraZeneca Group
or the Group	The Company and its subsidiaries

Ordinary Shares	Ordinary Shares of $0.25 each in the capital of the Company

LSE	London Stock Exchange Limited

NYSE	New York Stock Exchange, Inc.

SSE	Stockholm Stock Exchange

Sterling, £, GBP, pence or p	References to UK currency

SEK, kronor, krona	References to Swedish currency

UK	United Kingdom of Great Britain and Northern Ireland

US dollar, US$, USD or $	References to US currency

US	United States of America

FDA	Food and Drug Administration of the US

Back to Contents

DShareholder Information	153

DEFINITIONS CONTINUED
Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers.

Except where otherwise indicated, figures included in this report relating to pharmaceutical product market sizes and market shares are obtained from syndicated industry sources, primarily IMS Health (IMS), a market research firm internationally recognised by the pharmaceutical industry. The 2005 market share figures included in this report are based primarily on data obtained from an online IMS database.

IMS data may differ from that compiled by the Group with respect to its own products. Of particular significance in this regard are the following: (1) AstraZeneca publishes its financial results on a financial year and quarterly interim basis, whereas IMS issues its data on a monthly and quarterly basis; (2) the online IMS database is updated quarterly and uses the average exchange rates for the relevant quarter; (3) IMS data from the US is not adjusted for Medicaid and similar state rebates; and (4) IMS sales data are compiled using actual wholesaler data and data from statistically representative panels of retail and hospital pharmacies, which data are then projected by IMS to give figures for national markets.

References to prevalence of disease have been derived from a variety of sources and are not intended to be indicative of the current market or any potential market for AstraZeneca’s pharmaceutical products since, among other things, there may be no correlation between the prevalence of a disease and the number of individuals who are treated for such a disease.

Terms used in the Annual Report
and Form 20-F Information	US equivalent or brief description
Accruals	Accrued expenses

Allotted	Issued

Bank borrowings	Payable to banks

Called-up share capital	Issued share capital

Capital allowances	Tax term equivalent to US tax depreciation allowances

Creditors	Liabilities/payables

Current instalments of loans	Long term debt due within one year

Debtors	Receivables and prepaid expenses

Earnings	Net income

Finance lease	Capital lease

Fixed asset investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Loans	Long term debt

Prepayments	Prepaid expenses

Profit	Income

Profit and loss account	Income statement/consolidated statement of income

Reserves	Retained earnings

Short term investments	Redeemable securities and short term deposits

Share premium account	Premiums paid in excess of par value of Ordinary Shares

Statement of recognised
income and expense	Statement of comprehensive income

Tangible fixed assets	Property, plant and equipment

Back to Contents

154	AstraZeneca Annual Report and
Form 20-F Information 2005

RISK FACTORS

RISKS ASSOCIATED WITH
FORWARD-LOOKING STATEMENTS
This Report contains certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. Forward-looking statements are identified in this report, by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that the new products do not perform as we expect; and the risk of environmental liabilities.

RISK OF LOSS OR EXPIRATION OF PATENTS, MARKETING EXCLUSIVITY OR TRADEMARKS
Scientific development and technological innovation are crucial if AstraZeneca is to deliver long term market success. In the pharmaceutical market, a drug, diagnostic or medical device is normally only subject to competition from alternative products, for the same use, during the period of patent protection or other types of marketing exclusivity. Once patent protection or other types of marketing exclusivity have expired the product is generally open to competition from generic copy products. Products under patent protection or other types of marketing exclusivity usually generate significantly higher revenues than those not protected by patents or other types of marketing exclusivity. We believe that we have patent protection for many of our most important products.

For example, during 2004 compared to 2003 and, to a lesser extent, during 2005 compared to 2004, sales in the US of Losec/Prilosec, Plendil, Zestril and Nolvadex fell significantly following anticipated patent expiries or the end of marketing exclusivity.

Increasingly, manufacturers of generic pharmaceutical products, whether based in developing countries, such as those in Asia, or elsewhere in the world, seek to challenge our patents or other types of marketing exclusivity in order to gain access to the market for their own generic products.

For example, AstraZeneca was involved in litigation in the US and elsewhere during 2005 relating to omeprazole, the active ingredient in Losec/Prilosec, and in the US, relating to metoprolol succinate, the active ingredient in Toprol–XL, concerning the infringement of certain patents, including formulation patents, by generic manufacturers. In January 2006, the US District Court for the Eastern District of Missouri issued a decision holding that certain of our US compound and composition patents relating to metoprolol succinate were invalid and unenforceable. We disagree with and will appeal this decision. During 2005, certain generic manufacturers filed Abbreviated New Drug Applications with the FDA containing paragraph IV certifications alleging invalidity and non-infringement in respect of certain of our patents relating to Nexium, Pulmicort Respules and Seroquel. Following filing of the ANDAs, we commenced patent infringement proceedings against such manufacturers. The more significant patent litigation relating to our products is described in Note 25 to the Financial Statements.

In addition to challenges to our patented products from manufacturers of generic pharmaceutical products, there is a risk that some countries, particularly those in the developing world, may seek to impose limitations on the availability of patent protection for pharmaceutical products, or on the extent to which such protection may be obtained, within their jurisdictions.

Trademark protection for our products is also an important element of our overall product marketing programmes. Combined with patent protection or other types of marketing exclusivity, products protected by a valid trademark usually generate higher revenues than those not protected by a trade mark.

We believe that we have trademark protection for many of our most important products. However, trade mark protection may expire or be challenged by third parties.

Limitations on the availability of patent protection in developing countries or the expiration or loss of certain patents, marketing exclusivity or trade marks would have an adverse effect on pricing and sales with respect to these products and, consequently, could result in a material adverse effect on AstraZeneca’s financial condition and results of operations.

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES
The results of AstraZeneca’s operations are accounted for in US dollars. Approximately 49% of our 2005 sales were in North America (comprised of the US and Canada) with a significant proportion of that figure being in respect of US sales. The US is, and is expected to remain, our largest market. Sales in certain other countries are also in US dollars, or in currencies whose exchange rates are linked to the US dollar. Major components of our cost base are, however, located in Europe, where an aggregate of approximately 58% of our employees are based. Movements in the exchange rates used to translate foreign currencies into US dollars may therefore have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Certain subsidiaries of AstraZeneca import and export goods and services in currencies other than their own functional currency, although we minimise this practice. The results of such subsidiaries could, therefore, be affected by currency fluctuations arising between the transaction dates and the settlement dates for those transactions. We hedge these exposures through financial instruments. The notional principal amount of financial instruments used to hedge these exposures, principally forward foreign exchange contracts and purchased currency options, at 31 December 2005 was $10m. We have policies that seek to mitigate the effect of exchange rate fluctuations on the value of foreign currency cash flows and in turn their effects on the results of the various subsidiaries, but we do not seek to remove all such risks. In general, a unilateral strengthening of the US dollar adversely affects our reported results whereas a weakening of the US dollar is generally favourable. We cannot ensure that exchange rate fluctuations will not have a material adverse effect on AstraZeneca’s financial condition and results of operations in the future.

RISK THAT R&D WILL NOT YIELD NEW PRODUCTS THAT ACHIEVE COMMERCIAL SUCCESS
As a result of the complexities and uncertainties associated with pharmaceutical research, it cannot be ensured that compounds currently under development will achieve success in laboratory, animal or clinical testing and ultimately be granted the regulatory approvals

Back to Contents

Risk Factors	155

needed to market such products. For example, in 2005, development of a number of our products was discontinued due to failure to meet our target profile: these included AZD7009 for atrial fibrillation maintenance; AZD0865 for the treatment of acid-related gastrointestinal disease; AZD7371 for the treatment of overactive bladder; AZD3841, a potential oncology drug, being investigated in the area of solid tumours and AZD3778 for the treatment of asthma. There can be no absolute assurances regarding the development and commercial success of any of the products in our current pipeline. The commercial success of pipeline products is of ongoing importance to us in view of the cycle of expiry of patent protection in major markets.

COMPETITION, PRICE CONTROLS
AND PRICE REDUCTIONS
The principal markets for our pharmaceutical products are the Americas, the countries of the European Union, Asia Pacific and Japan. These markets are highly competitive. We compete in all of them, and elsewhere in the world, against major prescription pharmaceutical companies which, in many cases, are able to match or exceed the resources which we have available to us, particularly in the areas of R&D and marketing investment. Industry consolidation has resulted in the formation of a small number of very large companies. Some of our most important products for future growth, such as Crestor, compete directly with similar products marketed by some of these companies. Increasingly, we also compete directly with biotechnology companies and companies that manufacture generic versions of our products following the expiry or loss of patent protection or other marketing exclusivity.

In most of the principal markets in which we sell our products, there is continued economic, regulatory and political pressure to limit the cost of pharmaceutical products. Certain groups have been involved in exerting price pressure on pharmaceutical companies to ensure medicines are affordable to those who need them.

Currently there is no direct government control of prices for non-government sales in the US. In 1990, however, federal legislation was enacted which required drug manufacturers to agree to substantial rebates in order for the manufacturer’s drugs to be reimbursed by state Medicaid programmes, and an additional rebate if manufacturer price increases after 1990 exceed the increase in inflation. In addition, certain states have taken action to require further manufacturer rebates on Medicaid drug utilisation and for other state pharmaceutical assistance programmes. Congress has also enacted statutes that place a ceiling on the price manufacturers may charge US government agencies, thereby causing a substantial discount, as well as establishing a minimum discount (comparable to the Medicaid rebate) on manufacturers’ sales to certain clinics and hospitals that serve the poor and other populations with special needs. These government initiatives, together with competitive market pressures, have contributed to restraints on realised prices.

Recently introduced and future US legislation concerning the Medicaid and Medicare programmes is likely to significantly affect our US business. It is difficult to predict with certainty the overall effect on our business of such changes to the legislation.

In addition, realised prices are being depressed by pressure from managed care and institutional purchasers, who use cost considerations to restrict the sale of preferred drugs that their physicians may prescribe, as well as other competitive activity. Such limited lists or formularies may force manufacturers either to reduce prices or be excluded from the list, thereby losing all the sales revenue from patients covered by that formulary. The use of strict formularies by institutional customers is increasing rapidly in response to the current cost-containment environment, resulting in lower margins on such sales.

Some governments in Europe, notably Italy and Spain, set price controls having regard to the medical, economic and social impact of the product. In other European countries, primarily Germany, the UK, the Netherlands and, more recently, France, governments are exerting a strong downward pressure on prices by incentives and sanctions to encourage doctors to prescribe cost-effectively. Efforts by the European Commission to harmonise the disparate national systems have met with little immediate success. The industry is, therefore, exposed to ad hoc national cost-containment measures on prices and the consequent parallel trading of products from markets with prices depressed by governments into those where higher prices prevail.

The importation of pharmaceutical products from European countries where prices are low to those where prices for those products are higher may increase. The accession of additional countries from central and eastern

Europe to the European Union could result in significant increases in the parallel trading of pharmaceutical products. Movements of pharmaceutical products into North America, in particular the movement of products from Canada into the US, may increase despite the need to meet current or future safety requirements imposed by regulatory authorities. The effects of any increase in the volume of this parallel trade could result in a material adverse effect on AstraZeneca’s financial condition and results of operations.

There is formal central government control of prices in Japan. New product prices are determined primarily by comparison with existing products for the same medical condition. All existing products are subject to a price review at least every two years. Regulations introduced in 2000 included provisions allowing a drug’s price to be set according to the average price of the product in four major countries (the US, the UK, Germany and France).

TAXATION
The UK is party to various double tax treaties with foreign jurisdictions, which enable AstraZeneca’s revenues and capital gains to escape a double tax charge to both UK and foreign jurisdiction tax. If any of these double tax treaties should be withdrawn or amended, or should any member of the AstraZeneca Group become involved in taxation disputes with any tax authority, such withdrawal, amendment or a negative outcome of such disputes could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

RISK OF SUBSTANTIAL PRODUCT
LIABILITY CLAIMS
Given the widespread impact prescription drugs may have on the health of large patient populations, pharmaceutical and medical device companies have, historically, been subject to large product liability damages claims, settlements and awards for injuries allegedly caused by the use of their products. Adverse publicity relating to a product’s safety may increase the risk of product liability claims. Substantial product liability claims that are not covered by insurance could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

RISK OF RELIANCE ON THIRD PARTIES FOR SUPPLIES OF MATERIALS AND SERVICES
Like most, if not all, major prescription pharmaceutical companies, in some of its key business operations, such as the manufacture, formulation and packaging of products,

Back to Contents

156	AstraZeneca Annual Report and
Form 20-F Information 2005

RISK FACTORS CONTINUED

AstraZeneca relies on third parties for the timely supply of specified raw materials, equipment, contract manufacturing, formulation or packaging services and maintenance services. Although we actively manage these third party relationships to ensure continuity of supplies on time and to our required specifications, some events beyond our control could result in the complete or partial failure of supplies or in supplies not being delivered on time. Any such failure could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

RISK OF DELAY TO NEW PRODUCT LAUNCHES
AstraZeneca’s continued success depends on the development and successful launch of innovative new drugs. The anticipated launch dates of major new products have a significant impact on a number of areas of our business, including investment in large clinical trials, the manufacture of pre-launch stocks of the products and the timing of anticipated future revenue streams from commercial sales of the products. Any delay to the anticipated launch dates may therefore impact AstraZeneca’s business and operations in a number of ways. For example, we had expected Crestor to be launched in the US in the second half of 2002. However, the approval of products in the same class as Crestor was subject to additional regulatory scrutiny partly as a result of the previous withdrawal from the market of cerivastatin. Crestor was launched in the US in September 2003. Significant delay to the anticipated launch dates of new products could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

DIFFICULTIES OF OBTAINING GOVERNMENT REGULATORY APPROVALS FOR NEW PRODUCTS
AstraZeneca is subject to strict controls on the manufacture, labelling, distribution and marketing of pharmaceutical products. The requirement to obtain regulatory approval based on safety, efficacy and quality before such products may be marketed in a particular country, and to maintain and to comply with licences and other regulations relating to their manufacture, are particularly important. The submission of an application to a regulatory authority does not guarantee that approval to market the products will be granted. The countries that constitute material markets for our pharmaceutical products include the US, the countries of the European Union and Japan. Approval of such products is required by the relevant regulatory authority in each country, although in Europe, single marketing authorisation can govern the approval of products throughout the European Union through a centralised procedure. In addition, each jurisdiction has very high standards of regulatory approval and, consequently, in most cases, a lengthy approval process. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product has been approved in another country. For example, in 2004 the FDA did not approve Exanta for any of the indications sought and although the Japanese regulatory authority granted approval for Crestor, this was conditional on a post-marketing surveillance programme being carried out.

RISK OF FAILURE TO OBSERVE ONGOING REGULATORY OVERSIGHT
AstraZeneca’s products are only licensed following exhaustive regulatory approval processes. Once a product is licensed it is subject to ongoing control and regulation, such as the manner of its manufacture, distribution and marketing. Regulatory authorities have wide-ranging administrative powers to deal with any failure to comply with their ongoing regulatory oversight. These powers include withdrawal of a licence approval previously granted, product recalls, seizure of products and other sanctions for non-compliance. Regulatory sanction, following a failure to comply with such ongoing regulatory oversight, could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

PERFORMANCE OF NEW PRODUCTS
Although we carry out numerous and extensive clinical trials on all our products before they are launched, for a new, recently launched product, it can be difficult, for a period following its launch, to establish from available data a meaningful and reliable assessment of its eventual efficacy and/or safety in clinical use on the market. Due to the relatively short time that a product has been marketed and the relatively small number of patients who have taken the product, the available data may be immature. Simple extrapolation of the data may not be accurate and could lead to a misleading interpretation of a new product’s likely future commercial performance.

The successful launch of a new pharmaceutical product involves a substantial investment in sales and marketing costs, launch stocks and other items. If a new product does not succeed as anticipated or its rate of sales growth is slower than anticipated, there is a risk that the costs incurred in launching it could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

ENVIRONMENTAL LIABILITIES
AstraZeneca has environmental liabilities at some currently or formerly owned, leased and third party sites in the US, as described in more detail on pages 118 and 119. There is no reason for us to believe that associated current and expected expenditure and risks are likely to have a material adverse effect on AstraZeneca’s financial condition and results of operations although they could, to the extent that they exceed applicable provisions, have a material adverse effect on AstraZeneca’s financial condition and results of operations for the relevant period. In addition, a change in circumstances (including a change in applicable laws or regulations) may result in such a material adverse effect. Although we take great care to ensure that we operate our business at all of our sites within all applicable environmental laws, regulations, licences and permits, a significant environmental incident for which we were responsible could result in AstraZeneca being liable to pay compensation, fines or remediation costs. In some circumstances, such liability could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Back to Contents

AstraZeneca Code of Conduct	157

ASTRAZENECA CODE OF CONDUCT

INTRODUCTION
We are committed to dealing with all our stakeholders with the highest ethical standards, integrity and as responsible corporate citizens. The trust and confidence of all our stakeholders, together with our reputation, are among the most valuable assets of the Group. Along with our commitment to competitiveness and performance, we will continue to be led by our values to achieve sustainable success.

Every AstraZeneca employee is required to make a personal commitment to follow the Company’s Code of Conduct, as well as the detailed standards issued in support of it, and uphold our commitment to our values, integrity and corporate responsibility.

We are all privileged to work for one of the best companies in the world and must ensure we leave a lasting legacy. Nothing – not the need to meet targets, or direct orders from a superior – should ever compromise our commitment to honesty and integrity.

SIR TOM MCKILLOP
Chief Executive
July 2003

POLICY
AstraZeneca requires its companies, and their employees, to observe the highest standards of integrity and honesty and act with due skill, care, diligence and fairness in the conduct of business. To this end all AstraZeneca Companies, and their employees, are required to comply with the laws of all countries in which they operate and with the high ethical standards detailed by AstraZeneca in support of this policy.

COMPLIANCE
It is the responsibility of management to ensure that the AstraZeneca Code of Conduct and standards are communicated, understood and acted upon. They are required to positively promote them by personal example and are not entitled to permit any exceptions to the required behaviour.

All employees should familiarise themselves with the Code of Conduct and must comply with it. Failure to act in compliance with the Code will result in appropriate disciplinary action against both the employee committing the breach and others who condone it.

The Standards set out in the Code are general and do not address each and every situation that may confront employees in markets around the world. In appropriate cases, guidance on the application of the Code to particular situations should be sought from management. In addition, Legal Department and Group Internal Audit are available on a confidential basis as independent sources of advice.

It is the responsibility of each employee to report promptly any violations of the Code of Conduct of which they become aware. AstraZeneca assures individual employees who raise issues that they will be protected from any adverse impact on their employment as a result. AstraZeneca actively encourages employees to raise issues of concern.

STANDARDS OF CONDUCT
Business practices
AstraZeneca Companies, and their employees, must comply with the laws of all countries in which they operate, with appropriate international and national industry codes of practice and with the high ethical standards specified by AstraZeneca.

It is the responsibility of all employees to ensure, by taking advice where appropriate, that they are fully aware of all relevant laws, regulations, practices and codes of practice, particularly as they relate to their job.

Employees should ensure that, within their sphere of business activity, AstraZeneca Companies carry out their contractual obligations in a proper and timely manner and are not in breach of contract.

Business practice, and what amounts to improper conduct, varies from country to country and from industry to industry. All employees will comply with (a) the high ethical standards specified by AstraZeneca (b) any published overall AstraZeneca Code relating to business practices and (c) any international and national codes of practice applicable to the conduct of business in each environment.

Gifts, entertainment and personal favours may only be offered to a third party if modest in value and if they are consistent with customary business practice. No gifts, entertainment or personal favour may be offered in contravention of any applicable law or code of practice.

No employee should seek or accept a gift, entertainment or personal favour which might reasonably be believed to have any influence on business transactions. An offer of entertainment should not be accepted unless the offer is within the bounds of accepted business hospitality. Gifts which do not meet the above criteria should be reported to management who shall determine how they shall be dealt with.

AstraZeneca funds will not be used in payments, direct or indirect, to government officials, people participating in government bodies, employees of state organisations or representatives of political parties, for unlawful or improper purposes.

Equal opportunities
All employees shall be treated with equal respect and dignity and shall be provided with equality of opportunity to develop themselves and their careers.

AstraZeneca is striving to achieve diversity at all levels of the organisation and values the individuality, diversity and creative potential that every employee brings to its business –and supports the continuous development of their skills and abilities.

Judgements about people for the purpose of recruitment, development or promotion shall be made solely on the basis of a person’s ability and potential in relation to the needs of the job and shall only take account of matters relevant to the performance of that job. Overall, success and advancement within AstraZeneca shall depend solely on personal ability, behaviour and work performance.

In some countries these principles may be modified by national legal requirements for affirmative action.

Personal harassment
Personal harassment, such as verbal abuse or sexual harassment, of any employee of AstraZeneca, its suppliers or customers is unacceptable in any form whatsoever.

Any person who believes they have been personally harassed should report the incident and circumstances to their immediate manager or HR manager or other senior manager who will arrange for it to be investigated impartially and confidentially.

AstraZeneca is fully supportive of the principles set forth in the UN Declaration of Human Rights. These include freedom from torture and arbitrary arrest, the right to a fair trial and equality before the law.

Political contributions
Any political contributions by AstraZeneca Companies must be lawful and approved under procedures laid down by the board or governing body of the Company concerned.

Approval should not be given to any political contributions by AstraZeneca Companies which, by their scale or affiliation, might

Back to Contents

158	AstraZeneca Annual Report and
Form 20-F Information 2005

ASTRAZENECA CODE OF CONDUCT CONTINUED

be seen as excessive or inappropriate. AstraZeneca’s accounting procedures require any political contribution to be reported to AstraZeneca headquarters as part of the annual consolidation of results.

Conflicts of interest
Employees dealing with AstraZeneca’s business must act in the best interests of AstraZeneca and must disregard any personal preference or advantage.

Employees should avoid entering into situations in which their personal, family or financial interests may conflict with those of AstraZeneca. Where any potential conflict of interest may arise, the employee shall declare that interest and seek advice from senior management.

Examples of conflict to be declared and resolved include:

>	Having a family interest in a transaction with AstraZeneca or one of its subsidiaries (the Company) or any supplier or customer.
>	Hiring of a family member in any capacity.
>	Having an interest, directly or through family, in a competitor, supplier or customer of the Company.
>	Having an interest, directly or through family, in an organisation that has, or seeks to do business with the Company.
>	Acquiring an interest in property (such as real estate, patent rights or securities) where the Company has, or might have, an interest.

These examples do not extend to normal and proper financial investments in publicly quoted companies.

Insider information
Employees must not use confidential information obtained through their employment for personal gain.

It is AstraZeneca policy, and in certain countries a legal requirement carrying criminal sanctions, that employees in possession of confidential ‘price sensitive’ information (in relation to securities) do not make use of such information to deal in securities of AstraZeneca or provide such information to third parties for that purpose. The same considerations apply in relation to confidential ‘price sensitive’ information relating to other companies and dealing in their securities.

Property and resources
AstraZeneca resources should be kept securely and should only be used for the proper advancement of its business and not for personal gain.

Individuals expending AstraZeneca resources should recognise that they owe a duty of care to the shareholders of AstraZeneca, who are its ultimate owners. Commitments and expenditure should only be such as could be justified to shareholders if the facts were known. This includes any expenses claimed and purchases made for which reimbursement is sought.

AstraZeneca resources include not only tangible assets such as materials, equipment and cash, but also intangible assets such as computer systems, trade secrets and confidential information. Employees should observe global and local guidelines concerning the classifying and handling of documents and electronic data. The storage of personal data in an electronic medium may be governed by laws with which relevant employees should familiarise themselves and comply.

Information generated within AstraZeneca, including research and development and manufacturing data, costs, prices, sales, profits, markets, customers and methods of doing business, is the property of AstraZeneca and must not, unless legally required, be disclosed outside AstraZeneca without proper authority.

Policies, delegated authorities and reserved powers
AstraZeneca employees are expected to make themselves aware of and comply with the letter and spirit of all AstraZeneca policies and with the reserved powers and delegated authorities established by the Board from time to time. Copies of these are available on the Company’s intranet site(s).

The freedoms which individuals have to carry out their jobs must be exercised within both the letter and spirit of AstraZeneca policies and procedures, reserved powers and delegated authorities. These are designed to empower people to carry out their responsibilities within a necessary framework of corporate control and legal responsibility but are not so voluminous as to prescribe appropriate action in every circumstance.

Records, disclosures and communications
AstraZeneca PLC and all AstraZeneca Companies and their employees are required to keep proper accounting and other records which give a true and fair view of the financial position, results of operations, transactions, assets and liabilities so as to enable the Company to make full, fair, accurate, timely and understandable disclosures in all reports it is required to publish, file or submit to shareholders and regulators and in all other communications which it publishes.

All accounting and other records will be maintained in a manner that describes and documents accurately the Company’s true financial position and results of operations and the true nature of its business transactions, assets and liabilities. Accounting records will be kept in accordance with AstraZeneca policies, relevant accounting standards and appropriate generally accepted accounting principles.

Employees must ensure that all reports published, filed or submitted to shareholders and regulators and all other communications which are published by the Company are full, fair, accurate, timely and understandable; they must not mislead the reader in any way or omit anything necessary to make them full, fair and accurate. The Chief Executive and the Company’s senior financial officers have a particular responsibility in this regard.

Back to Contents

Additional Information	159

ADDITIONAL INFORMATION

HISTORY AND DEVELOPMENT OF THE COMPANY
AstraZeneca PLC was incorporated in England and Wales on 17 June 1992 under the Companies Act 1985. It is a public limited company domiciled in the UK. The Company’s registered number is 2723534 and its registered office is at 15 Stanhope Gate, London W1K 1LN (telephone + 44 (0)20 7304 5000). From February 1993 until April 1999, the Company was called Zeneca Group PLC. On 6 April 1999, the Company changed its name to AstraZeneca PLC.

The Company was formed when the pharmaceutical, agrochemical and specialty chemical businesses of Imperial Chemical Industries PLC were demerged in 1993. In 1999, the Company sold the specialty chemical business. Also in 1999, the Company merged with Astra AB of Sweden. In 2000, it demerged the agrochemical business and merged it with the similar agribusiness of Novartis AG to form a new company called Syngenta AG.

The Company owns and operates numerous R&D, production and marketing facilities worldwide. Its corporate headquarters are at 15 Stanhope Gate, London W1K 1LN and its R&D headquarters are at SE-151 85 Södertälje, Sweden.

MEMORANDUM AND ARTICLES OF ASSOCIATION
Objects
As is typical of companies registered in England and Wales, the Company’s objects, which are detailed in the Memorandum of Association, are broad and wide-ranging and include manufacturing, distributing and trading pharmaceutical products.

Directors
Subject to certain exceptions, Directors do not have power to vote at Board meetings on matters in which they have a material interest.

The quorum for meetings of the Board of Directors is a majority of the full Board, of whom at least four must be Non-Executive Directors. In the absence of a quorum, the Directors do not have power to determine compensation arrangements for themselves or any member of the Board.

The Board of Directors may exercise all the powers of the Company to borrow money. Variation of these borrowing powers would require the passing of a special resolution of the Company’s shareholders.

Directors are not required to retire at a particular age.

Directors are required to beneficially own Ordinary Shares in the Company of an aggregate nominal amount of $125. At present, this means they must own at least 500 shares.

Rights, preferences and restrictions attaching to shares
The share capital of the Company is divided into 2,400,000,000 Ordinary Shares with a nominal value of $0.25 each and 50,000 Redeemable Preference Shares with a nominal value of £1.00 each. The rights and restrictions attaching to the Redeemable Preference Shares differ from those attaching to Ordinary Shares as follows:

>	The Redeemable Preference Shares carry no rights to receive dividends.

>	The holders of Redeemable Preference Shares have no rights to receive notices of, attend or vote at general meetings except in certain limited circumstances. They have one vote for every 50,000 Redeemable Preference Shares held.

>	On a distribution of assets of the Company, on a winding-up or other return of capital (subject to certain exceptions), the holders of Redeemable Preference Shares have priority over the holders of Ordinary Shares to receive the capital paid up on those shares.

>	Subject to the provisions of the Companies Act 1985, the Company has the right to redeem the Redeemable Preference Shares at any time on giving not less than seven days’ written notice.

Action necessary to change the rights of shareholders
In order to vary the rights attached to any class of shares, the consent in writing of the holders of three quarters in nominal value of the issued shares of that class or the sanction of an extraordinary resolution passed at a general meeting of such holders is required.

Annual general meetings and extraordinary general meetings
Annual general meetings and extraordinary general meetings where a special resolution is to be passed or a Director is to be appointed require 21 clear days’ notice to shareholders. All other extraordinary general meetings require 14 clear days’ notice.

For all general meetings, a quorum of two shareholders present in person or by proxy is required.

Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to general meetings.

Limitations on the rights to own shares
There are no limitations on the rights to own shares.

Back to Contents

160	AstraZeneca Annual Report and
Form 20-F Information 2005

CROSS-REFERENCE TO FORM 20-F

The information in this document that is referenced on this page is included in AstraZeneca’s Form 20-F for 2005 (2005 Form 20-F) and is filed with the Securities and Exchange Commission (SEC). The 2005 Form 20-F is the only document intended to be incorporated by reference into any filings by AstraZeneca under the Securities Act of 1933, as amended. References to major headings include all information under such major headings, including subheadings. References to subheadings include only the information contained under such subheadings. Graphs are not included unless specifically identified. The 2005 Form 20-F has not been approved or disapproved by the SEC, nor has the SEC passed comment upon the accuracy or adequacy of the 2005 Form 20-F. The 2005 Form 20-F filed with the SEC may contain modified information and may be updated from time to time.

Item			Page

3	Key Information

	A.	Selected financial data
		Financial Highlights	5
		Group Financial Record – IFRS	145
		Shareholder Information	147
	D.	Risk factors	154

4	Information on the Company

	A.	History and development of the Company	159
		Financial Review – Investments, divestments
		and capital expenditure	48, 58
		Note 7 – Property, plant and equipment	96
		Note 22 – Disposal of business operations	106
	B.	Business overview
		Business Review	6
	C.	Organisational structure
		Directors’ Report	62
		Principal Subsidiaries	129
	D.	Property, plant and equipment
		Business Review – Main Facilities	43

5	Operating and Financial Review and Prospects

	A-F.	Business Review	6
	A-F.	Financial Review	45
		Note 15 – Financial instruments	100

6	Directors, Senior Management and Employees

	A.	Directors and senior management
		Board of Directors	60
	B.	Compensation
		Directors’ Remuneration Report	70
		Note 23 – Post-retirement benefits	107
	C.	Board practices
		Board of Directors	60
		Directors’ Remuneration Report	70
		Directors’ Report	62
		Audit Committee’s Report	68
	D.	Employees
		Note 24 – Employee costs and share option
		plans for employees	111
		Directors’ Report – Employees	66
	E.	Share ownership
		Directors’ Remuneration Report –
		Directors’ Interests in Shares	77
		Note 24 – Employee costs and
		share option plans for employees	111

7	Major Shareholders and Related Party Transactions

	A.	Major shareholders
		Shareholder Information – Major shareholdings	148
	B.	Related party transactions
		Shareholder Information – Related party
		transactions	149
		Note 27 – Statutory and other information	127
Item			Page

8	Financial Information

	A.	Consolidated statements and other
		financial information
		Financial Statements (excluding Directors’
		responsibilities on page 82 and Auditors’
		opinion on page 83)	84
	B.	Significant changes
		Note 27 – Statutory and other information	127

9	The Offer and Listing

	A4.	Price history of listed stock
		Shareholder Information	147
	C.	Markets
		Shareholder Information	147

10	Additional Information

	B.	Memorandum and Articles of Association	159
	C.	Material contracts	n/a
	D.	Exchange controls and other limitations
		affecting security holders	151
	E.	Taxation	150
	H.	Documents on display	150
	I.	Subsidiary information
		Principal Subsidiaries	129

11	Quantitative and Qualitative Disclosures about Market Risk

	Financial Risk Management Policies – Treasury		50

12	Description of Securities other than Equity Securities		n/a

13	Defaults, Dividend Arrearages and Delinquencies		n/a

14	Material Modifications to the Rights of Security
	Holders and Use of Proceeds		n/a

15	Controls and Procedures

	Directors’ Report – Internal controls and
	management of risk		64

16	[Reserved]

	A.	Audit committee financial expert
		Audit Committee’s Report	68
	B.	Code of ethics
		Directors’ Report – Code of Conduct	65
	C.	Principal accountant fees and services
		Note 27 – Statutory and other information	127
	D.	Exemptions from the listing standards
		for audit committees	n/a
	E.	Purchases of equity securities by the issuer
		and affiliated purchasers
		Note 28 – Share capital of parent company	128

18	Financial Statements

	Financial Statements (excluding Directors’ responsibilities
	on page 82 and Auditors’ opinion on page 83)		84

Back to Contents

The paper used in this Report is sourced from sawmill residues, forest thinning and sustainable forests. All mill broke is recycled and accounts for up to 30% of the total fibre content. The pulp is bleached using a chlorine-free (ECF) process. This product meets ISO 9706 requirements.

Designed by Addison Corporate Marketing Ltd.

Back to Contents

CONTACT INFORMATION

Registered office and corporate headquarters address AstraZeneca PLC 15 Stanhope Gate London W1K 1LN UK Tel: +44 (0)20 7304 5000 Fax: +44 (0)20 7304 5151

R&D headquarters address AstraZeneca AB R&D Headquarters SE-151 85 Södertälje Sweden Tel: +46 (0)8 553 260 00 Fax: +46 (0)8 553 290 00

Investor relations contacts
UK and Sweden: as above or e-mail
IR@astrazeneca.com
US:
Investor Relations
AstraZeneca Pharmaceuticals LP
1800 Concord Pike
PO Box 15438
Wilmington
DE 19850-5438
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972

Registrar and transfer office Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA UK Tel (freephone in the UK): 0800 389 1580 Tel (outside the UK): +44 121 415 7033

Swedish securities registration centre VPC AB PO Box 7822 SE-103 97 Stockholm Sweden Tel: +46 (0)8 402 9000

US depositary JPMorgan Chase Bank JPMorgan Service Center PO Box 3408 South Hackensack NJ 07606-3408 US Tel (toll free in the US): 888 697 8018 Tel (outside the US): +1 (201) 680 6630

ASTRAZENECA.COM